12026632

Trustmark

Banking and Financial Solutions

People you trust.
Advice that works.

Annual Report 2011

Our vision is to be a premier financial services company in our marketplace.

Our mission is to achieve outstanding customer satisfaction by providing banking, wealth management and insurance solutions through superior sales and service, utilizing excellent people, teamwork and diversity, while meeting our corporate financial goals.

Trustmark Corporation, with $9.7 billion in assets, is a diversified financial services company. We provide banking and financial solutions through over 2,600 associates. Our common stock trades under the symbol TRMK on the NASDAQ National Market System.


TENNESSEE
MEMPHIS
MISSISSIPPI
JACKSON
TEXAS
HOUSTON
EMERALD COAST
FLORIDA

Financial Highlights

($ in thousands except per share data)

	2011	2010
Net Income Available To Common Shareholders	$ 106,841	$ 100,636
Per Common Share Data		
Basic earnings per share	$ 1.67	$ 1.58
Diluted earnings per share	1.66	1.57
Dividends	0.92	0.92
Book value	18.94	17.98
Tangible book value	14.18	13.17
Performance Ratios		
Return on average tangible common equity	12.25%	12.31%
Return on average common equity	8.95	8.79
Return on average assets	1.11	1.08
Capital Ratios		
Total equity/total assets	12.49%	12.03%
Tangible common equity/tangible assets	9.66	9.11
Tier 1 leverage ratio	10.43	10.14
Tier 1 risk-based capital ratio	14.81	13.77
Total risk-based capital ratio	16.67	15.77
Year-end Balance Sheet Data		
Securities	$ 2,526,698	$ 2,318,096
Loans	6,150,841	6,213,286
Total assets	9,727,007	9,553,902
Total deposits	7,566,363	7,044,567
Total borrowings	803,823	1,237,143
Total common equity	1,215,037	1,149,484

People you trust.
Advice that works.

Letter to Shareholders

To Our Shareholders:

Trustmark Corporation continued to achieve solid financial performance in 2011, reflective of the strength of its diverse banking and financial services franchise. Results for the year included 5.7% growth in earnings per share, which was made possible by significant improvements in credit quality, sound asset and liability management and diligent expense management. We maintained our focus on expanding customer relationships and introduced refined product lines with significant success. We also implemented long-standing management succession plans and successfully transitioned to an independent Board Chairman. In addition, we expanded the franchise with the completion of an FDIC-assisted transaction and announced another merger, which is expected to close in the first quarter of 2012.

Trustmark continued to create value for its shareholders despite the economic and regulatory environment. Our total return to shareholders outperformed market indices, including the Nasdaq Bank Index and the KBW Regional Bank Index, in the one-, three-, and five-year periods ended December 31, 2011.

We would like to take this opportunity to review our significant accomplishments in 2011 and share our direction for 2012.

Financial Highlights

Trustmark's net income available to common shareholders totaled $106.8 million in 2011, which represented diluted earnings per common share of $1.66, an increase of 5.7% compared to figures one year earlier. This level of performance resulted in a return on average tangible common equity of 12.25% and a return on average assets of 1.11%. Trustmark maintained its quarterly cash dividend per common share of $0.23, or $0.92 annually, as a result of the quality and sustainability of earnings provided by our diverse financial services businesses. We are very pleased to have consistently paid quarterly cash dividends to shareholders since our inception.

We continued to proactively manage our balance sheet to reduce risk as well as position for continued success in a more traditional operating environment. Over the course of the year, loan balances reflected our efforts to reduce exposure to construction and land development lending as well as indirect auto financing. At December 31, 2011, total loans held for investment and loans covered by FDIC loss share agreements (covered loans) totaled $5.9 billion, a decline of $126.0 million relative to figures one year earlier. During this period, construction and land development loans declined $105.0 million while the indirect auto portfolio declined $119.6 million. Loans in our other business lines expanded $98.6 million, principally due to increases in commercial and industrial loans and 1-4 family residential mortgage loans. We experienced an increase in loans in the fourth quarter relative to the third quarter and are

Trustmark's strong capital base provides strategic flexibility to support organic growth as well as acquisition opportunities that strengthen the value of the franchise.

hopeful that this is an indication customers are becoming more confident in the economy and are beginning to borrow again. Our loan portfolio remains well-diversified, reflecting a balance of commercial, consumer, real estate and home mortgage loans throughout Trustmark's four-state franchise.

Trustmark's deposit base increased $521.8 million, or 7.4%, to $7.6 billion at December 31, 2011. Our deposit base remained well-diversified between transaction, savings and money market accounts as well as certificates of deposit. Noninterest-bearing deposits grew to $2.0 billion to represent 26.9% of total deposits at year-end

We implemented long-standing management succession plans and successfully transitioned to an independent Board Chairman.

2011. Experience and attention to customer relationships have afforded Trustmark a position of leadership in a majority of the communities we serve. In fact, Trustmark's deposit market share ranked in the top four in 75% of our markets. We are particularly pleased to be a leading financial institution in Mississippi with a 13.8% deposit market share as well as the largest banking organization in the Jackson MSA with a 34.2% deposit market share.

As a result of prudent asset and liability management, Trustmark's net interest income totaled $363.5 million in 2011, resulting in a net interest margin of 4.26%. This performance,



Daniel A. Grafton,
Chairman of the Board;
President (Retired)
L-3 Communications
Vertex Aerospace



Gerard R. Host, President and Chief Executive Officer

which ranks among the best in the industry, is a particularly notable accomplishment given the extended low interest rate environment.

Capital Strength

Consistent profitability and sound balance sheet management positioned Trustmark as a leader in capital strength among its mid-cap peers. At December 31, 2011, tangible common equity totaled $909.9 million and represented 9.66% of tangible assets. Total risk-based capital expanded to 16.67%, significantly exceeding the 10% regulatory requirement to be classified as "well-capitalized." Trustmark's strong capital base provides flexibility to support organic growth as well as acquisition opportunities that strengthen the value of the franchise.

Credit Quality

Trustmark experienced significant improvement in credit quality during 2011. Nonperforming assets declined $40.1 million, or 17.5%, to $189.5 million at December 31, 2011, representing 3.08% of total loans and other real estate. Net charge-offs in 2011 totaled $33.7 million, a 43.6% reduction from the prior year, and represented 0.56% of average loans. The provision for loan losses totaled $29.7 million in 2011, a 40.0% decline from the prior year. At December 31, 2011, classified loan balances declined $77.3 million, or 19.7%, relative to figures one year earlier, while criticized loan balances decreased $80.7 million, or 16.8%.

We continued to make significant progress in the resolution of our construction and land development portfolio in Florida. During 2011, this portfolio was reduced by 27.7% to total $95.5 million. At December 31, 2011, the associated reserve for loan losses on this portfolio totaled $10.5 million, or 11.0%.

Allocation of Trustmark's $89.5 million allowance for loan losses, excluding covered loans, represented 1.91% of commercial loans and 0.76% of consumer and home mortgage loans, resulting in an allowance to total loans of 1.53% as of December 31, 2011. The allowance for loan losses represented 194.2% of nonperforming loans, excluding impaired loans.

Revenue Generation

During 2011, Trustmark's revenue totaled $508.8 million, reflecting in part the impact of the economic and regulatory environments. Our diversified and complementary financial services businesses are designed to strengthen customer relationships and, in turn, the value of the Trustmark franchise. Collectively, these businesses generated noninterest income of $159.9 million, representing 31% of Trustmark's total revenue in 2011.

Experience and attention to customer relationships have afforded Trustmark a position of leadership in a majority of the communities we serve.

Our Mortgage Services, Wealth Management and Insurance Services divisions continued to make significant contributions to strengthen and diversify the Trustmark franchise. With mortgage loan production of $1.3 billion, Trustmark's Mortgage Services division generated revenue of $50.8 million in 2011, reflecting stable mortgage-servicing income, solid secondary marketing gains and successful hedging initiatives. During 2011, our Mortgage Services division opened a retail mortgage production office in Birmingham as well as expanded wholesale and correspondent business throughout Alabama.

Trustmark's Wealth Management division, which provides comprehensive and integrated services to accumulate, preserve and transfer wealth, produced revenue of $27.6 million, or 5.4% of the Corporation's total revenue in 2011. Over the course of the year, Trustmark continued to transition to best-in-class technology designed to provide enhanced customer service and administrative efficiency. Wealth management assets, comprised of trust and brokerage assets, totaled $8.5 billion at December 31, 2011.

Our Insurance Services division generated revenue of $27.2 million, or 5.4% of Trustmark's total revenue in 2011, through the delivery of a full range of commercial and personal risk management products. During the year, initiatives designed to enhance revenue generation and efficiency were implemented, including heightened calling programs in Trustmark's Houston, Texas, market.

Expansion through Acquisition

To further enhance shareholder value, Trustmark continued to selectively expand its franchise through acquisitions. On April 15, 2011, Trustmark acquired the banking operations of Heritage Banking Group in Carthage, Mississippi, from the Federal Deposit Insurance Corporation. At acquisition date, the carrying value of loans and deposits acquired was $107.4 million and $204.3 million, respectively. Substantially all loans and other real estate are covered by a loss-share agreement in which the FDIC will reimburse Trustmark for 80% of losses incurred. Heritage was a 90-year-old financial institution with long-standing customer relationships. With the leading deposit market share in the Carthage-Leake County market, Heritage provided a natural extension of our banking centers in central Mississippi with a net addition of four offices. As a result of this transaction, Trustmark generated a nonrecurring after-tax $4.6 million bargain purchase gain and an additional $1.9 million of net income from operations during 2011.

In November, Trustmark announced plans to acquire Bay Bank & Trust Co., a 76-year-old financial institution in Panama City, Florida. Bay Bank, with seven offices serving the Panama City, Panama City Beach, and Lynn Haven, Florida, markets, reported total loans of $116.9 million and total deposits of $206.6 million at December 31, 2011. The transaction, which was valued at $22 million and represented approximately 86% of Bay Bank's tangible book value, complements our existing Florida panhandle franchise and creates the second largest deposit market share in Bay County. These transactions are prime examples of our commitment to enhance shareholder value through disciplined mergers and acquisitions.

Investments and Expense Management

Trustmark continued to make investments to enhance service, revenue generation and productivity. During 2011, Trustmark opened three banking centers in the Philadelphia, Starkville, and Tupelo, Mississippi, markets while closing two offices with limited growth opportunities. We also invested in a state-of-the-art loan accounting platform to accommodate fair value accounting for acquired loans, which will facilitate our merger and acquisition program. In addition, we made significant investments to ensure customer service through enhanced business resumption capabilities. These actions reflect our commitment to reinvest, reallocate and realign the franchise to support additional revenue growth opportunities, add value for our customers and build value for our shareholders.

As we enter 2012, our focus is to cost-effectively promote revenue generation through expanded business development and cross-selling activities.

Diligent noninterest expense management continued to be a hallmark of the organization. Trustmark's proactive expense management process has been extremely effective in reducing certain discretionary expenses as well as ensuring the best value for costs incurred. In 2011, Trustmark's noninterest expense totaled $329.9 million, an increase of 1.29% from the prior year.

Leadership

In May 2011, Richard G. Hickson retired from Trustmark's Board after serving as Chairman since 2002. Richard retired as Chief Executive Officer of Trustmark on December 31, 2010, a position he held since joining the organization in 1997. During his fourteen-year tenure with Trustmark, Richard's strategic vision and leadership guided Trustmark from a $5.4 billion community bank to a $9.6 billion regional financial services organization by expanding into three additional states and introducing new business lines, including our Insurance Services division. We greatly appreciate Richard's leadership, counsel and guidance, as his contributions have been instrumental in positioning Trustmark for continued success.

We are most appreciative of the continuing counsel and guidance provided by the Board of Trustmark. As leaders within their respective industries, these individuals are ideally positioned to provide additional insights that will enhance customer relationships as well as shareholder value. Our directors are engaged in the governance of the organization, embrace the Corporation's strategic plan and support our efforts to realize the full potential of the Trustmark franchise.

We look to the future with confidence, a proven record of success and a clear plan of action.

Strategic Direction

During 2011, Trustmark refined its strategic plan and implemented a number of initiatives designed to position the Corporation for continued long-term success. We have maintained a fortress balance sheet, a strong and diverse revenue base, proven credit processes and an experienced team of financial professionals that understands our customers and markets. We look to the future with confidence, a proven record of success and a clear plan of action. As we enter 2012, our focus is to cost-effectively promote revenue generation through expanded business development and cross-selling activities. In addition, we will seek opportunities to provide better value for our customers by improving processes and reinvesting and realigning resources to enhance productivity. We continue to believe there will be opportunities to expand the franchise via selective acquisitions that make financial and strategic sense. Individually and collectively, these actions are designed to provide value for our customers and shareholders.

We appreciate the trust and confidence of our customers and shareholders and commend our associates for their efforts to expand relationships and provide outstanding customer satisfaction. We welcome the opportunity to meet your financial needs and to demonstrate that Trustmark is "People you trust. Advice that works."

Sincerely,

Daniel A. Grafton
Chairman

Gerard R. Host
President and Chief Executive Officer

Trustmark Corporation Directors

Adolphus (Dolph) B. Baker
President and
Chief Executive Officer
Cal-Maine Foods, Inc.

William C. Deviney, Jr.
Chief Executive Officer
Deviney Construction
Company, Inc.

Daniel A. Grafton
Chairman
Trustmark Corporation
Chairman
Trustmark National Bank
President
L-3 Communications
Vertex Aerospace
(Retired)

Gerard R. Host
President and
Chief Executive Officer
Trustmark Corporation
President and
Chief Executive Officer
Trustmark National Bank

David H. Hoster II
President and
Chief Executive Officer
EastGroup Properties, Inc.

John M. McCullouch
President
AT&T Mississippi
(Retired)

Richard H. Puckett
Chairman and
Chief Executive Officer
Puckett Machinery Company

R. Michael Summerford
President and
Chief Operating Officer
ChemFirst, Inc.
(Former)

LeRoy G. Walker, Jr.
President
LTM Enterprises, Inc.

William G. Yates III
President and
Chief Executive Officer
W.G. Yates & Sons
Construction Company

Trustmark Corporation Officers

Daniel A. Grafton
Chairman

Gerard R. Host
President and
Chief Executive Officer

T. Harris Collier III
Secretary

Louis E. Greer
Treasurer and
Principal Financial Officer

Melanie A. Morgan
Assistant Secretary

Annual Meeting of Shareholders

Trustmark Corporation's Annual Meeting of Shareholders will be held on Tuesday, May 8, 2012, at 9:00 a.m. in the Trustmark Ballroom at the Jackson Convention Complex, 105 Pascagoula Street, Jackson, Mississippi.

Trustmark Corporation • 248 East Capitol Street • Jackson, MS 39201 • www.trustmark.com

Common Stock
Trustmark common stock is listed on the NASDAQ National Market System and is traded under the symbol TRMK.

Shareholder Services
Trustmark's shareholder services are provided by American Stock Transfer & Trust Company, LLC (AST). AST will assist with:

Status of the registration
Dividend payments
Change of address
Lost certificates
Transfer of ownership
Other inquiries or requests

Shareholder Requests and Account Access
Shareholders may contact AST through one of the following methods:

Online:
Registered shareholders can view their account information through AST's website, www.amstock.com, by clicking on Shareholder Account Access. This website provides instructions on how to gain access to shareholder account information, perform certain transactions, request forms or participate in the Investors Choice Dividend Reinvestment & Direct Stock Purchase and Sale Plan. Shareholders may also e-mail our transfer agent at info@amstock.com.

Toll-Free:
Shareholders may call our toll-free number (877) 476-4393 for assistance.

Written Correspondence:
Shareholders should mail written account inquiries or other requests for assistance regarding stock ownership to:

Trustmark Corporation
c/o American Stock Transfer & Trust Co., LLC
Operations Center
6201 15th Avenue
Brooklyn, NY 11219

Dividend Reinvestment and Stock Purchase and Sale
Trustmark is pleased to offer the Investors Choice Dividend Reinvestment & Direct Stock Purchase and Sale Plan (Plan), a voluntary plan administered by AST. Under the Plan, shareholders may reinvest dividends, purchase additional shares, sell all or part of shares owned or deposit their Trustmark stock certificates for safekeeping or sale. For more information, call (877) 476-4393 or visit AST's website at www.amstock.com.

Financial Publications
Additional copies of Trustmark's Annual Report on Form 10-K, quarterly reports, and other corporate publications are available at www.trustmark.com or upon request by calling our Investor Relations Department at (601) 208-6898 or by writing to:

Trustmark Corporation
Attn: Investor Relations
248 East Capitol Street
Jackson, MS 39201

Investor Inquiries
Analyst and investor inquiries may be directed to:

F. Joseph Rein, Jr.
Senior Vice President
(601) 208-6898
jrein@trustmark.com

Louis E. Greer
Treasurer and Principal Financial Officer
(601) 208-2310
lgreer@trustmark.com

Media Inquiries
Media representatives seeking general information should contact:

Melanie A. Morgan
Senior Vice President
(601) 208-2979
mmorgan@trustmark.com

Trustmark National Bank Directors

Adolphus (Dolph) B. Baker
President and
Chief Executive Officer
Cal-Maine Foods, Inc.

Toni D. Cooley
President
Systems Electro Coating

William C. Deviney, Jr.
Chief Executive Officer
Deviney Construction
Company, Inc.

Gerald R. Dunkle
President
Sundial Developers

Daniel A. Grafton
Chairman
Trustmark Corporation
Chairman
Trustmark National Bank
President
L-3 Communications
Vertex Aerospace
(Retired)

Gerard R. Host
President and
Chief Executive Officer
Trustmark Corporation
President and
Chief Executive Officer
Trustmark National Bank

David H. Hoster II
President and
Chief Executive Officer
EastGroup Properties, Inc.

Larry L. Lambiotte
President and
Chief Executive Officer
PolyVulc USA, Inc.
Vice President
Falco Chemical, Inc.

John M. McCullouch
President
AT&T Mississippi
(Retired)

Richard H. Puckett
Chairman and
Chief Executive Officer
Puckett Machinery Company

Charles W. Renfrow
General Manager
Terry Investments, LLC

R. Michael Summerford
President and
Chief Operating Officer
ChemFirst, Inc.
(Former)

Harry M. Walker
Regional President
Central Mississippi
Trustmark National Bank

LeRoy G. Walker, Jr.
President
LTM Enterprises, Inc.

Allen Wood, Jr.
Wood Investments

William G. Yates III
President and
Chief Executive Officer
W.G. Yates & Sons
Construction Company

Trustmark National Bank Board Officers

Daniel A. Grafton
Chairman

Gerard R. Host
President and
Chief Executive Officer

T. Harris Collier III
General Counsel and Secretary

Melanie A. Morgan
Senior Vice President and
Assistant Secretary

Trustmark National Bank Executive Management

Gerard R. Host
President and
Chief Executive Officer

Mitchell J. Bleske
Executive Vice President and
Bank Treasurer

Duane A. Dewey
President
Corporate Banking

Louis E. Greer
Executive Vice President and
Chief Financial Officer

George C. Gunn
Executive Vice President and
Real Estate Banking Manager

Robert B. Harvey
Executive Vice President and
Chief Credit Officer

Glynn Ingram
Executive Vice President and
Chief Information Officer

James M. Outlaw, Jr.
President and
Chief Operating Officer
Trustmark – Texas

Douglas H. Ralston
President
Wealth Management

W. Arthur Stevens
President
Retail Banking

Breck W. Tyler
Executive Vice President and
Mortgage Services Manager

Rebecca N. Vaughn-Furlow
Executive Vice President and
Human Resources Director

Harry M. Walker
Regional President
Central Mississippi

Chester A. (Buddy) Wood, Jr.
Executive Vice President and
Chief Risk Officer

C. Scott Woods
Executive Vice President and
Insurance Services Manager

Trustmark National Bank Regional and Market Executives

Regional	Market			
Florida				
John D. Sumrall *Regional President* *Florida*	Jeffrey K. Dibenedictis *Bay County*	Thomas J. Hartrick *Okaloosa and Walton Counties*		
Mississippi				
Harry M. Walker *Regional President* *Central Mississippi*	James B. Daly *North Metro*	Billy W. Estes *Meridian*	Linwood O. McClain *Laurel*	James A. Smith *Magee*
	Sam P. Smith-Vaniz *Canton*	Darrell W. Temple *Smith County*	Hal B. Williams *South Metro*	
Jerry M. Hall *Regional President* *West Mississippi*	J. Gregory Bennett *Greenwood*	William C. Callaway, Jr. *Greenville*	Charles H. Lewis IV *McComb*	W. Mark Lewis *Brookhaven*
	Joe B. Madden *Hazlehurst*			
W. Holt McMullan *Regional President* *South Mississippi*	Eric C. Brown *MS Gulf Coast*	Charles T. Magee *Columbia*	Danny M. Trusty *Tylertown*	
John S. Stringer *Regional President* *Northeast Mississippi*	Victor L. Marlar *Corinth*	H. Frank Rhea *Carthage*	Charles R. Russell *Tupelo*	Bart C. Wise *Columbus*
Tennessee				
Aubrey E. Henson, Jr. *Regional President* *Memphis Region*	Michael H. Leonard *DeSoto County*	Alvin Tarsi *Memphis*		
Texas				
James M. Outlaw, Jr. *President and* *Chief Operating Officer* *Trustmark – Texas*				

Trustmark National Bank Community Bank Advisory Directors

Brookhaven

Robert O. Allen
Partner
Allen, Allen, Breeland & Allen Attorneys

Cecil Estess
Corporate Officer
Dickerson & Bowen

Robin Tyler Faust, CFSP
Funeral Director
Tyler Funeral Home, Inc.

Kenneth W. Goza
Customer Account Manager
Entergy Corporation

Arlustra Henderson, Jr.
Chief of Police
City of Brookhaven

W. Mark Lewis
President
Trustmark National Bank

J. Spencer Mooney, MD
Physician

J. Kim Sessums, MD
Physician

Charlie Lee Smith
Chief Executive Officer
Southern Diversified Technologies, Inc.

A. Lavelle Sullivan
Co-Owner
Sullivan Ford-Lincoln-Mercury

Canton

I. Hugh Edwards
Owner
Margaret's Estate Silver

W. E. Harreld, Jr.
President
Harreld Chevrolet Company

Sam P. Smith-Vaniz
President
Trustmark National Bank

Columbus

Mark Alexander
Chairman
Dynahealth, Inc.

Delynn W. Burkhalter
President
Burkhalter Rigging, Inc.

W. R. Phillips IV
Vice President
Phillips Contracting Company, Inc.

Bart C. Wise
President
Trustmark National Bank

Corinth

Victor L. Marlar
President
Trustmark National Bank

William J. Napier III
Vice President
Corinth Mill Supply

Ricky R. Stockton
Hotel Manager
S.S.S.S. & P., Inc.

Kenneth W. Williams
President
Corinth Coca-Cola Bottling Works Refreshments, Inc.

Florida

Gus G. Andrews
Real Estate Investor/Developer

Mark Barrett
Owner, President and Commercial Contractor
Design Build Systems, Inc.

Wesley L. Burnham
Real Estate Developer

Gerald R. Dunkle
Developer and Broker
Sundial Developers

Elke McCoy
Real Estate Broker (Retired)

Robert C. McLendon
Commercial Insurance
Fisher Brown Bottrell Insurance, Inc.

Harry Sipple
Real Estate Broker
SIBCO South, Inc.

Floyd Skinner
President
Skinner Tax Consulting, Inc.

David Spencer
President
Glass Center, Inc.

John D. Sumrall
Regional President
Florida
Trustmark National Bank

Gary Walsingham
President and Chief Executive Officer
Nole One LLC d/b/a Ripley's Believe It Or Not!

Greenville

William C. Callaway, Jr.
President
Trustmark National Bank

Paul D. Dees
Partner
Greenland Planting Company

Stephen R. Jernigan
Owner
River City Rehabilitation

Harley Metcalfe III
Investor

Greenwood

J. Gregory Bennett
President
Trustmark National Bank

H. Don Brock, Jr.
Partner
Whittington Brock & Swayze

Michael H. Carter, Jr., MD
Physician

Alexander John Malouf III
Co-Owner
The John Richard Collection, Inc.

Clyde V. Manning
Business Consultant

R. A. Norris
President
S&N Airflow, Inc.

Allen Wood, Jr.
Wood Investments

Hattiesburg

James N. Compton
General Manager
South Mississippi Electric Power Association

Judith H. Corts
Owner/Realtor
ReMax Real Estate Partners

Donald L. Doleac
President
Doleac Electric Company, Inc.

Thomas M. Duff
Partner
Southern Tire Mart, LLC
United Ventures, LLC

Glenn E. Galey
Secretary
SouthGroup Insurance Services

William H. Gullung III, MD
Dermatologist
Hattiesburg Clinic, PA

Jimmy L. Hopkins
Conservator
Hazlehurst Public School

W. Holt McMullan
Regional President
South Mississippi
Trustmark National Bank

W. A. Payne III
President
Camellia Home Health

Charlie T. Sutherland, Jr.
President
F-S Prestress, LLC

Robert O. Tatum
President
Tatum Development, Inc.

Robert R. Vardaman
Owner and President
Vardaman Buick-Honda, Inc.

Hazlehurst

Olen C. Bryant, Jr.
Attorney

Joe B. Madden
President
Trustmark National Bank

Fred J. McDonnell, MD
Physician
Copiah Medical Associates

John C. Pyron
Co-Owner
Copiah Forest Products, Inc.
Copiah Lumber Company, Inc.

A. Wendell Stringer
President
Stringer Family Funeral Services

Laurel

Louis S. Crumbley
President
Crumbley Paper & Food Service Co., Inc.

Linda R. Gavin
Associate Executive Director of Marketing
South Central Regional Medical Center

Jerome Harless
President
Flarestack, Inc.

Ben T. Howse
President
Howse Implement Company, Inc.

Victor Jones, Jr.
President
Jones Sales and Service, Inc.

Rhes V. Low, Sr.
Investor
Low Company, LLC

Linwood O. McClain
President
Trustmark National Bank

Trustmark National Bank Community Bank Advisory Directors

Magee

Jacqueline P. Gordy
Secretary-Treasurer
Pace Oil Company

Charles Pruitt III, MD
Magee Medical and
Surgical Clinic, PLLC

James A. Smith
President
Trustmark National Bank

James H. Stuard, DMD
Dentist

McComb

James C. Boothe, MD
Radiologist
Southwest Radiology
Associates

Pat H. Brumfield, Jr.
President
Brumfield Oil Company, Inc.

Brad Clark
Vice President
Clark Construction Co., Inc.
of Mississippi

Ronald D. Craddock
President
Craddock Oil Company, Inc.

John Dale Dumas, DMD
Dentist

Craig Haskins
Vice President
Commercial Developers, Inc.

Charles H. Lewis IV
President
Trustmark National Bank

Eric S. Lewis, MD
Surgeon
SW MS Oral and Maxillofacial
Surgery, Inc.

John H. Ott
Attorney

Meridian

Jay L. Davidson
President and Director
Southern Pipe & Supply, Inc.

Mark L. Denney
Owner
Meridian Order Buyers, Inc.
(Former)

Tommy E. Dulaney
President and
Chief Executive Officer
Structural Steel Services, Inc.

Billy W. Estes
President
Trustmark National Bank

John M. Mitchell, Jr.
Owner
Mitchell Distributing
Company,
M-Prints and Mitchell Signs

Timothy H. Moore
Vice President of
Regional Operations
Rush Health Systems

C. D. Smith, Jr.
Regional Manager
AT&T Mississippi

Robert F. Ward
Real Estate Developer
Windmill Properties

Tupelo

V. M. Cleveland
President
Tupelo Furniture Market

Johnny L. Crane II
President
F. L. Crane & Sons, Inc.

Adam Mitchell
Vice President
Mitchell Distributing Company

Charles R. Russell
President
Trustmark National Bank

Tylertown

Timothy O. Jones
Assistant District Attorney
Office of the D.A.,
14th Circuit Court District

Steven L. Kennedy
Owner
Tylertown Sports Center

Rob Loper, DVM
Veterinarian

I. Conrad Mord II
Attorney

J. Keith Speed, DO
Doctor of Osteopathy

Danny M. Trusty
President
Trustmark National Bank

Vicksburg

Ronald L. Andrews, Sr.
President
Vicksburg Insurance
Agency, Inc.

Robert R. Bailess
Partner
Wheeless, Shappley, Bailess
& Rector, Attorneys

Louis P. Cashman III
Owner
Vicksburg Post

John Fredric Farrell
President
Falco Chemical, Inc.
Vice President and Treasurer
PolyVulc USA, Inc.
Managing Member
Power Transport Service, LLC

Jimmy G. Gouras
President
Jimmy G. Gouras Urban
Planning Consultant, Inc.
(Retired)

Jerry M. Hall
Regional President
West Mississippi
Trustmark National Bank

W. Briggs Hopson III
Partner
Teller, Hassell & Hopson, LLP

Larry L. Lambiotte, Sr.
President and
Chief Executive Officer
PolyVulc USA, Inc.
Vice President and Treasurer
Falco Chemical, Inc.
Managing Member
Power Transport Service, LLC

Somerville Bank & Trust Company Directors

John David Douglas
President and
Chief Executive Officer
Somerville Bank & Trust
Company

Charles E. Dacus, Jr.
Farmer
Dacus Farms

Paul S. Harris
General Manager
Chickasaw Electric
(Retired)

Aubrey E. Henson, Jr.
Regional President
Memphis Region
Trustmark National Bank

John S. Wilder, Jr.
Treasurer and General Manager
Long Town Gin & Supply

Form 10-K

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2011
or
( ) TRANSITION REPORT PURSUANT TO SECTION 13 OF 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-3683

Trustmark

TRUSTMARK CORPORATION
(Exact name of Registrant as specified in its charter)

MISSISSIPPI (State or other jurisdiction of incorporation or organization)	**64-0471500** (IRS Employer Identification Number)
248 East Capitol Street, Jackson, Mississippi (Address of principal executive offices)	**39201** (Zip Code)
Registrant's telephone number, including area code:	**(601) 208-5111**

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, no par value (Title of Class)	**NASDAQ Stock Market** (Name of Exchange on Which Registered)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act.) Yes ☐ No ☑

Based on the closing sales price at June 30, 2011, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the shares of common stock held by nonaffiliates of the registrant was approximately $1.360 billion.

As of January 31, 2012, there were issued and outstanding 64,201,084 shares of the registrant's Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE
Portions of the Proxy Statement for Trustmark's 2012 Annual Meeting of Shareholders to be held May 8, 2012 are incorporated by reference to Part III of the Form 10-K report.

TRUSTMARK CORPORATION

ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

The Corporation

Description of Business

Trustmark Corporation (Trustmark), a Mississippi business corporation incorporated in 1968, is a bank holding company headquartered in Jackson, Mississippi. Trustmark's principal subsidiary is Trustmark National Bank (TNB), initially chartered by the State of Mississippi in 1889. At December 31, 2011, TNB had total assets of $9.6 billion, which represents over 99% of the consolidated assets of Trustmark.

Through TNB and its other subsidiaries, Trustmark operates as a financial services organization providing banking and other financial solutions through approximately 150 offices and 2,537 full-time equivalent associates located in the states of Mississippi, Tennessee (in Memphis and the Northern Mississippi region, which is collectively referred to herein as Trustmark's Tennessee market), Florida (primarily in the northwest or "Panhandle" region of that state which is referred to herein as Trustmark's Florida market) and Texas (primarily in Houston, which is referred to herein as Trustmark's Texas market). The principal products produced and services rendered by TNB and Trustmark's other subsidiaries are as follows:

Trustmark National Bank

Commercial Banking – TNB provides a full range of commercial banking services to corporations and other business customers. Loans are provided for a variety of general corporate purposes, including financing for commercial and industrial projects, income producing commercial real estate, owner-occupied real estate and construction and land development. TNB also provides deposit services, including checking, savings and money market accounts and certificates of deposit as well as treasury management services.

Consumer Banking – TNB provides banking services to consumers, including checking, savings, and money market accounts as well as certificates of deposit and individual retirement accounts. In addition, TNB provides consumer customers with installment and real estate loans and lines of credit.

Mortgage Banking – TNB provides mortgage banking services, including construction financing, production of conventional and government insured mortgages, secondary marketing and mortgage servicing. At December 31, 2011, TNB's mortgage loan portfolio totaled approximately $1.3 billion, while its portfolio of mortgage loans serviced for others, including, FNMA, FHLMC and GNMA, totaled approximately $4.5 billion.

Insurance – TNB provides a competitive array of insurance solutions for business and individual risk management needs. Business insurance offerings include services and specialized products for medical professionals, construction, manufacturing, hospitality, real estate and group life and health plans. Individual customers are also provided life and health insurance, and personal line policies. TNB provides these services through Fisher Brown Bottrell Insurance, Inc. (FBBI), a Mississippi corporation which is based in Jackson, Mississippi.

Wealth Management and Trust Services – TNB offers specialized services and expertise in the areas of wealth management, trust, investment and custodial services for corporate and individual customers. These services include the administration of personal trusts and estates as well as the management of investment accounts for individuals, employee benefit plans and charitable foundations. TNB also provides corporate trust and institutional custody, securities brokerage, financial and estate planning, retirement plan services as well as life insurance and other risk management services provided by FBBI. TNB's wealth management division is also served by Trustmark Investment Advisors, Inc. (TIA), a Securities and Exchange Commission (SEC)-registered investment adviser. TIA provides customized investment management services for TNB customers and also serves as investment advisor to The Performance Funds, a proprietary family of mutual funds. At December 31, 2011, Trustmark held assets under management and administration of $7.3 billion and brokerage assets of $1.2 billion.

Somerville Bank & Trust Company

Somerville Bank & Trust Company (Somerville), headquartered in Somerville, Tennessee, provides banking services in the eastern Memphis metropolitan statistical area (MSA) through five offices. At December 31, 2011, Somerville had total assets of $197 million.

Capital Trusts

Trustmark Preferred Capital Trust I (Trustmark Trust) is a Delaware trust affiliate formed in 2006 to facilitate a private placement of $60.0 million in trust preferred securities. As defined in applicable accounting standards, Trustmark Trust is considered a variable interest entity for which Trustmark is not the primary beneficiary. Accordingly, the accounts of the trust are not included in Trustmark's consolidated financial statements.

Strategy

Trustmark seeks to be a premier diversified financial services company in its markets, providing a broad range of banking, wealth management and insurance solutions to its customers. Trustmark's products and services are designed to strengthen and expand customer relationships and enhance the organization's competitive advantages in its markets, as well as to provide cross-selling opportunities that will enable Trustmark to continue to diversify its revenue and earnings streams.

The following table sets forth summary data regarding Trustmark's securities, loans, assets, deposits, equity and revenues over the past five years.

Summary Information
($ in thousands)

December 31,	2011	2010	2009	2008	2007
Securities	$ 2,526,698	$ 2,318,096	$ 1,917,380	$ 1,802,470	$ 717,441
Total securities growth (decline)	$ 208,602	$ 400,716	$ 114,910	$ 1,085,029	$ (333,074)
Total securities growth (decline)	9.00%	20.90%	6.38%	151.24%	-31.71%
Loans	$ 5,934,288	$ 6,060,242	$ 6,319,797	$ 6,722,403	$ 7,040,792
Total loans (decline) growth	$ (125,954)	$ (259,555)	$ (402,606)	$ (318,389)	$ 477,639
Total loans (decline) growth	-2.08%	-4.11%	-5.99%	-4.52%	7.28%
Assets	$ 9,727,007	$ 9,553,902	$ 9,526,018	$ 9,790,909	$ 8,966,802
Total assets growth (decline)	$ 173,105	$ 27,884	$ (264,891)	$ 824,107	$ 125,832
Total assets growth (decline)	1.81%	0.29%	-2.71%	9.19%	1.42%
Deposits	$ 7,566,363	$ 7,044,567	$ 7,188,465	$ 6,823,870	$ 6,869,272
Total deposits (decline) growth	$ 521,796	$ (143,898)	$ 364,595	$ (45,402)	$ (106,892)
Total deposits (decline) growth	7.41%	-2.00%	5.34%	-0.66%	-1.53%
Equity	$ 1,215,037	$ 1,149,484	$ 1,110,060	$ 1,178,466	$ 919,636
Total equity growth (decline)	$ 65,553	$ 39,424	$ (68,406)	$ 258,830	$ 28,301
Total equity growth (decline)	5.70%	3.55%	-5.80%	28.14%	3.18%
Years Ended December 31,					
Revenue *	$ 508,797	$ 517,950	$ 522,451	$ 496,418	$ 463,230
Total revenue (decline) growth	$ (9,153)	$ (4,501)	$ 26,033	$ 33,188	$ 27,531
Total revenue (decline) growth	-1.77%	-0.86%	5.24%	7.16%	6.32%

* - *Revenue is defined as net interest income plus noninterest income*

For additional information regarding the general development of Trustmark's business, see Selected Financial Data and Management's Discussion and Analysis of Financial Condition and Results of Operations in Items 6 and 7 of this report.

Geographic Information

The following table shows Trustmark's percentage of loans, deposits and revenues for each of the geographic regions in which it operates as of and for the year ended December 31, 2011 ($ in thousands):

	Loans		Deposits		Revenue (3)	
	Amount	%	Amount	%	Amount	%
Mississippi (1)	$ 4,291,102	72.3%	$ 5,704,680	75.4%	$ 406,277	79.8%
Tennessee (2)	486,650	8.2%	1,181,730	15.6%	39,712	7.8%
Florida	365,518	6.2%	225,497	3.0%	25,811	5.1%
Texas	791,018	13.3%	454,456	6.0%	36,997	7.3%
Total	$ 5,934,288	100.0%	$ 7,566,363	100.0%	$ 508,797	100.0%

(1) - Mississippi includes Central and Southern Mississippi Regions

(2) - Tennessee includes Memphis, Tennessee and Northern Mississippi Regions

(3) - Revenue is defined as net interest income plus noninterest income

Segment Information

For the year ended December 31, 2011, Trustmark operated through three operating segments -- General Banking, Insurance and Wealth Management. The table below presents segment data regarding net interest income, provision for loan losses, noninterest income, net income and average assets for each segment for the last three years ($ in thousands):

	Years ended December 31,		
	2011	2010	2009
General Banking			
Net interest income	$ 344,415	$ 347,607	$ 349,790
Provision for loan losses	30,185	49,551	77,052
Noninterest income	109,601	115,934	116,335
Net income	100,568	93,025	85,002
Average assets	9,436,557	9,136,491	9,356,520
Wealth Management			
Net interest income	$ 4,256	$ 4,174	$ 4,123
Provision for loan losses	143	(5)	60
Noninterest income	23,300	22,243	22,400
Net income	2,810	3,975	4,410
Average assets	81,472	89,240	95,713
Insurance			
Net interest income	$ 272	$ 242	$ 296
Noninterest income	26,953	27,750	29,507
Net income	3,463	3,636	3,635
Average assets	65,414	66,096	68,209

For more information on Trustmark's Segments, please see Results of Segment Operations in Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 20 - Segment Information included in Item 8 - Financial Statements and Supplementary Data, which are located elsewhere in this report.

The Current Economic Environment

During 2011, there were signs that the national economy was recovering; however, the recovery remains fragile and is still threatened by weak labor markets, continued issues with asset quality in the residential and commercial mortgage markets, household and business uncertainty and tight credit conditions. The recent escalation of the financial crisis in Europe also threatens any recovery that may develop in the United States. These uncertainties are expected to persist for some time, especially as the magnitude of economic distress facing local markets places continued pressure on asset quality and earnings, with the potential for undermining the stability of the banking organizations that serve these markets.

The European financial crisis continues to escalate, creating risks and uncertainties affecting the global economy. As global markets react to potential resolutions of the European financial crisis and potential economic policy changes in Europe, assets, liabilities and cash flows with no direct connection to the European Union could be influenced. The potential impact on markets within the United States and on the economic recovery in the United States is difficult to predict. Trustmark has no direct or indirect exposure to any debt of European sovereign and non-sovereign issuers.

Management has continued to carefully monitor the impact of illiquidity in the financial markets, values of securities and other assets, loan performance, default rates and other financial and macro-economic indicators, in order to navigate the challenging economic environment.

Over the course of 2011, Trustmark's continued efforts to reduce exposure to construction and land development lending, the decision in prior years to discontinue indirect auto financing, as well as limited demand for loans were reflected in loan totals. At December 31, 2011, total loans held for investment, excluding covered loans, were $5.857 billion, a decrease of $202.7 million relative to one year earlier. "Covered loans" are loans acquired in an FDIC-assisted transaction and covered under loss-share agreement. For additional information on covered loans, please see Note 6 – Covered Loans, Covered Other Real Estate and FDIC Indemnification Asset included in Item 8 - Financial Statements and Supplementary Data, which are located elsewhere in this report. During this period, construction and land development loans, excluding covered loans, declined $109.2 million while the indirect auto portfolio declined $119.6 million. Trustmark also sold the remaining student loan portfolio during 2011 accounting for $34.0 million of the decline in consumer loans during this period. Loans in Trustmark's other businesses expanded $60.1 million during 2011. The most significant growth in Trustmark's loans held for investment, excluding covered loans, occurred during the fourth quarter of 2011 as economic conditions improved and loan demand began to show signs of strengthening. Trustmark's credit quality indicators experienced significant improvements during 2011. Nonperforming assets, excluding covered assets, were $189.5 million at December 31, 2011, a decrease of $40.1 million, or 17.5%, when compared to December 31, 2010. Net charge-offs for 2011 decreased by $26.0 million to $33.7 million while the provision for loan losses, excluding covered loans, also decreased to $29.7 million during 2011, a decline of $19.8 million, or 40.0%.

To help manage its exposure to credit risk, Trustmark has continued to utilize several of the resources put into place during 2008. At that time, to address the downturn in the Florida real estate market, Trustmark established a dedicated problem asset working group. This group is composed of experienced lenders and continues to manage problem assets in the Florida market. In addition, a special committee of executive management continues to provide guidance while monitoring the resolutions of problem assets. Aside from these processes, Trustmark continues to conduct quarterly reviews and assessments of all criticized loans in all its markets. These comprehensive assessments, which long pre-date the recent economic recession, include the formulation of action plans and updates of recent developments on all criticized loans. Managing credit risks resulting from current economic and real estate market conditions continues to be a primary focus for Trustmark.

Trustmark's Florida market, the most significantly impacted by the downturn in the real estate market, has seen positive trends in economic conditions during 2011. Unemployment rates in this market have remained below the national level, and job growth rates in Florida continue to be positive. The change in the total number of real estate sales transactions in Trustmark's Florida market for all major categories as of November 30, 2011 (annualized) and December 31, 2010 were positive when compared to the previous year with the exception of new condominiums. New home sales (homes, condominiums and townhouses) were flat from 2009 to 2010 as the number of transactions grew less than one percent for the comparison period due to building activity remaining low. However, new home sales have increased by 22.1% over 2010 levels through November 30, 2011. The new housing trend in Trustmark's Florida market was flat in 2008, 2009, and 2010, but an upward trend began after a sharp increase in the summer months of 2011. Home resale volume grew by 1.4% from 2009 to 2010, which was a slower pace than the 4.8% growth from 2008 to 2009. Through November 30, 2011 (annualized), home resale volumes grew by 15.4% over 2010 home resale volumes. Overall, commercial property transactions in Trustmark's Florida market increased for the 2010 and 2011 year-to-year comparison period. The average price per transaction for new home sales, home resales, and residential lot sales at November 30, 2011 declined by 0.5%, 2.4% and 2.6%, respectively, when compared to the same period in 2010. Through November 2011, commercial facilities continued to grow by total dollar over 2010, while the average price per transaction was flat. Commercial vacant land was the most impacted category in 2011. While the average price per transaction for commercial vacant land increased by 45.9% in 2010 over 2009, the average price declined by 51.1% over 2010 levels through November 2011. The actual foreclosures completed in 2010 increased by 48.8% when compared to 2009, while lis pendens, filings for notification of pending foreclosure, declined 29.9%. As of November 30, 2011, foreclosures completed had declined 28.4% and lis pendens had declined 47.0% when compared to the same period in 2010. Overall, trends through November 2011, the most recent available data, show solid improvement across the spectrum of properties in Trustmark's Florida market.

TNB did not make significant changes to its loan underwriting standards during 2011. TNB's willingness to make loans to qualified applicants that meet its traditional, prudent lending standards has not changed. TNB adheres to interagency guidelines regarding concentration limits of commercial real estate loans. As a result of the economic downturn, TNB remains cautious in granting credit involving certain categories of real estate as well as making exceptions to its loan policy.

Trustmark has also continued to dedicate staff to mitigate foreclosure of primary residences on borrowers that are subject to adverse financial conditions in the current economic environment. Loss mitigation counselors and additional support staff have been utilized to accommodate loss mitigation activity. Trustmark continues to utilize personnel in its collections department and has conducted regular training of its personnel on foreclosure mitigation. In some cases, Trustmark may make deferred payment arrangements with such borrowers on a short-term basis. Likewise, Trustmark is following the Federal National Mortgage Association (FNMA), Federal Home Loan Mortgage Corporation (FHLMC) and Government National Mortgage Association (GNMA) guidelines for foreclosure moratoriums in its portfolio of loans serviced for others.

Loan modifications made to date have substantially all occurred on loans serviced for outside investors. During 2010, Trustmark established an in-house mortgage modification program. The program is focused on extending loan maturities, which results in a reduced payment for those customers meeting program criteria. Demand for this program continues to be very limited. As for new loan originations, primarily those intended for sale in the secondary market, Trustmark follows the underwriting standards of the relevant government agencies. As those agencies have revised standards on new originations, so has Trustmark. During 2011, Trustmark continued to allocate the appropriate resources to fully comply with all investor underwriting requirements.

Total deposits at December 31, 2011 of $7.566 billion reflected a 7.4% increase from $7.045 billion at December 31, 2010. This growth in deposits is comprised of an increase in both noninterest-bearing and interest-bearing deposits of $396.8 million and $125.0 million, respectively. Noninterest-bearing deposit growth was seen primarily in public entity, commercial and business accounts, with the Heritage acquisition contributing a modest $14.5 million. The increase in interest-bearing deposits resulted primarily from growth in public entity and money market accounts as well as $135.4 million from the Heritage acquisition. Partially offsetting the increase was a decrease in certificate of deposit account balances, excluding Heritage, of $204.2 million as Trustmark continues its efforts to reduce high-cost deposit balances.

For additional discussion of the impact of the current economic environment on the financial condition and results of operations of Trustmark and its subsidiaries, see Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of this report.

Competition

There is significant competition within the banking and financial services industry in the markets in which Trustmark operates. Changes in regulation, technology and product delivery systems have resulted in an increasingly competitive environment. Trustmark expects to continue to face increasing competition from online and traditional financial institutions seeking to attract customers by providing access to similar services and products.

Trustmark and its subsidiaries compete with national and state chartered banking institutions of comparable or larger size and resources and with smaller community banking organizations. Trustmark has numerous local, regional and national nonbank competitors, including savings and loan associations, credit unions, mortgage companies, insurance companies, finance companies, financial service operations of major retailers, investment brokerage and financial advisory firms and mutual fund companies. Because nonbank financial institutions are not subject to the same regulatory restrictions as banks and bank holding companies, they can often operate with greater flexibility and lower cost structures. Currently, Trustmark does not face meaningful competition from international banks in its markets, although that could change in the future.

At June 30, 2011, Trustmark's deposit market share ranked within the top four positions in 75% of the 36 counties served and in the first or second position in 47% of the counties served. The table below presents FDIC deposit data regarding TNB's deposit market share by state as of June 30, 2011.

Market	Deposit Market Share
Mississippi	13.78%
Texas	0.08%
Tennessee	0.26%
Florida	0.06%

Services provided by the Wealth Management segment face competition from many national, regional and local financial institutions. Companies that offer broad services similar to those provided by Trustmark, such as other banks, trust companies and full service brokerage firms, as well as companies that specialize in particular services offered by Trustmark, such as investment advisors and mutual fund providers, all compete with Trustmark's Wealth Management segment.

Trustmark's insurance subsidiary faces competition from local, regional and national insurance companies, independent insurance agencies as well as from other financial institutions offering insurance products.

Trustmark's ability to compete effectively is a result of providing customers with desired products and services in a convenient and cost effective manner. Customers for commercial, consumer and mortgage banking as well as wealth management and insurance services are influenced by convenience, quality of service, personal contacts, availability of products and services and competitive pricing. Trustmark continually reviews its products, locations, alternative delivery channels, and pricing strategies to maintain and enhance its competitive position. While Trustmark's position varies by market, Management believes it can compete effectively as a result of local market knowledge and awareness of customer needs.

Supervision and Regulation

The following discussion sets forth certain material elements of the regulatory framework applicable to bank holding companies and their subsidiaries and provides certain specific information relevant to Trustmark. The discussion is a summary of detailed statutes, regulations and policies. Such statutes, regulations and policies are continually under the review of the United States Congress and state legislatures as well as federal and state regulatory agencies. A change in statutes, regulations or policies could have a material impact on the business of Trustmark and its subsidiaries. Trustmark and its subsidiaries may be affected by legislation that can change banking statutes in substantial and unexpected ways and by the actions of the Federal Reserve Board as it attempts to control the money supply and credit availability in order to influence the economy.

Legislation

Trustmark is a registered bank holding company under the Bank Holding Company Act of 1956 (BHC Act), as amended. Trustmark and its nonbank subsidiaries are therefore subject to the supervision, examination and reporting requirements of the BHC Act, the Federal Deposit Insurance Act (FDI Act), the regulations of the Federal Reserve Board and the new requirements imposed by the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) that was signed into law by the President on July 21, 2010. For more information on the Dodd-Frank Act and the impact to Trustmark, please see Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of this report.

The Dodd-Frank Act represents very broad legislation that expands federal oversight of the banking industry and federal law, including under the FDI Act and the BHC Act. For example, under the FDI Act, as amended by the Dodd-Frank Act, federal regulators must require that depository institution holding companies serve as a source of strength for their depository institution subsidiaries. In addition, through its amendment to 12 U.S.C. § 1848a of the BHC Act, the Dodd-Frank Act eliminates the strict limitations on the ability of the Federal Reserve Board to exercise rulemaking, supervisory and enforcement authority over functionally regulated bank holding company subsidiaries.

Consumer Financial Protection Bureau

The Dodd-Frank Act establishes the Consumer Financial Protection Bureau (CFPB) within the Federal Reserve System as an independent bureau with responsibility for consumer financial protection. Effective July 21, 2011, the CFPB is responsible for issuing rules, orders and guidance implementing federal consumer financial laws. The CFPB has primary enforcement authority over "very large" insured depository institutions or insured credit unions, having total assets of more than $10 billion, to be measured at times and intervals that have yet to be determined, and their affiliates. The CFPB has exclusive supervision authority, including examination authority, over these institutions and their affiliates to assess compliance with Federal consumer financial laws, obtain information about the institutions' activities and compliance systems and procedures, and to detect and assess risks to consumers and markets.

TNB's total assets were $9.6 billion at December 31, 2011 and $9.4 billion at both December 31, 2010 and 2009. If and when TNB's total assets exceed $10 billion, the CFPB will become the primary regulator of TNB and all of its affiliates for consumer protection purposes. Until that time, the CFPB will have limited jurisdiction over TNB and its affiliates' operations, with the exclusive consumer protection enforcement authority for such smaller banks resting with TNB's primary federal banking regulator, and the CFPB's role limited to requiring reports and participating in examinations with the primary federal banking regulator. Such CFPB reports from smaller banks may be required as necessary to support the CFPB in implementing federal consumer financial laws, supporting examination activities, and assessing and detecting risks to consumers and financial markets. The CFPB has limited examination authority over smaller banks. Specifically, a CFPB examiner may be included on a sampling basis in the examinations performed by the bank's primary federal banking regulator, and the CFPB examiner's role is limited to assessing compliance with Federal consumer financial law. A bank's primary federal banking regulator will have exclusive authority to enforce Federal consumer financial laws with respect to smaller banks, and unlike the affiliates of "very large" institutions, affiliates of smaller banks will not be expressly subject to CFPB enforcement.

Federal Oversight Over Mergers and Acquisitions

Bank holding companies generally may engage, directly or indirectly, only in banking and such other activities as are determined by the Federal Reserve Board to be closely related to banking.

The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve Board before: (i) it may acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company will directly or indirectly own or control more than 5.0% of the voting shares of the bank; (ii) it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of any bank; or (iii) it may merge or consolidate with any other bank holding company. The BHC Act further provides that the Federal Reserve Board may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve Board is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy, and consideration of convenience and needs issues includes the parties' performance under the Community Reinvestment Act of 1977.

The BHC Act also requires Federal Reserve Board approval for a bank holding company's acquisition of a non-insured depository institution company. The Federal Reserve Board must generally consider whether performance of the activity by a bank holding company can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices. The Dodd-Frank Act gives the Federal Reserve Board express statutory authority also to consider the "risk to the stability of the United States banking or financial system" when reviewing the acquisition of a non-insured depository institution company by a bank holding company.

The BHC Act, as amended by the interstate banking provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (Riegle-Neal Act) repealed the prior statutory restrictions on interstate acquisitions of banks by bank holding companies, such that Trustmark may acquire a bank located in any other state, regardless of state law to the contrary, subject to certain deposit-percentage, aging requirements, and other restrictions. The Riegle-Neal Act also generally provided that national and state-chartered banks may branch interstate through acquisitions of banks in other states. The Dodd-Frank Act requires that bank holding companies be well-capitalized and well-managed to obtain federal bank regulatory approval of an interstate acquisition.

With the enactment of the Dodd-Frank Act, the FDI Act and the National Bank Act have also been amended to remove the "opt-in" concept introduced by the Riegle-Neal Act. Under the Riegle-Neal Act, states had been given the option to opt-in to *de novo* interstate branching. Many states did not opt-in, thereby continuing the long-standing prohibition on *de novo* interstate branching by commercial banks chartered in those states. Under the Dodd-Frank Act, the Federal Deposit Insurance Corporation (FDIC) and the Office of the Comptroller of the Currency (OCC), both of which regulate TNB now have the authority to approve applications by insured state nonmember banks and national banks, respectively, to establish *de novo* branches in states other than the bank's home state if the law of the State in which the branch is located, or is to be located, would permit establishment of the branch if the bank were a State bank chartered by such State.

Restrictions On Lending Limits and Affiliate Transactions

National banks, like TNB, are limited by the National Bank Act in how much they may lend to one borrower and how much they may lend to insiders. The Dodd-Frank Act strengthens existing restrictions on the bank's loans to one borrower by now including within the lending limit derivative transactions, repurchase agreements, reverse repurchase agreements and securities lending or borrowing transactions by banks. These provisions expand the scope of national bank lending limits by requiring banks to calculate and limit the total amount of credit exposure to any one counterparty based on these transactions.

In addition, the Dodd-Frank Act amends the FDI Act, imposing new restrictions on insured depository institutions' purchases of assets from insiders. The Federal Reserve Board is given rulemaking authority over these new asset-purchase restrictions subject to prior consultation with the OCC and FDIC.

Sections 23A and 23B of the Federal Reserve Act establish parameters for a bank to conduct "covered transactions" with its affiliates, with the objective of limiting risk to the insured bank. The Dodd-Frank Act imposes new restrictions on transactions between affiliates by amending these two sections of the Federal Reserve Act. Under the Dodd-Frank Act, restrictions on transactions with affiliates are enhanced by (i) including among "covered transactions" transactions between bank and affiliate-advised investment funds; (ii) including among "covered transactions" transactions between a bank and an affiliate with respect to securities repurchase agreements and derivatives transactions; (iii) adopting stricter collateral rules; and (iv) imposing tighter restrictions on transactions between banks and their financial subsidiaries.

State Laws and Other Federal Oversight

In addition to being regulated as a bank holding company, Trustmark is subject to regulation by the State of Mississippi under its general business corporation laws. Trustmark is also under the jurisdiction of the SEC for matters relating to the offering, sale and trading of its securities. Trustmark is subject to the disclosure and regulatory requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as administered by the SEC.

TNB is a national banking association and, as such, is subject to regulation by the OCC, the FDIC and the Federal Reserve Board. Almost every area of the operations and financial condition of TNB is subject to extensive regulation and supervision and to various requirements and restrictions under federal and state law including loans, reserves, investments, issuance of securities, establishment of branches, capital adequacy, liquidity, earnings, dividends, management practices and the provision of services. Somerville is a state-chartered commercial bank, subject to federal regulation by the FDIC and state regulation by the Tennessee Department of Financial Institutions.

While TNB's activities are governed primarily by federal law, the Dodd-Frank Act potentially narrows National Bank Act preemption for state consumer financial laws, thereby making TNB and other national banks potentially subject to increased state regulation. The Dodd-Frank Act also codifies the Supreme Court's decision in Cuomo v. Clearing House Ass'n. As a result, State Attorneys General may enforce "an applicable law" against federally-chartered depository institutions like TNB. In addition, under the Dodd-Frank Act, State Attorneys General are authorized to bring civil actions against federally-chartered institutions, like TNB, to enforce regulations prescribed by the CFPB (once enacted) or to secure other remedies.

Finally, the Dodd-Frank Act potentially expands state regulation over banks by eliminating National Bank Act preemption for national bank operating subsidiaries, including operating subsidiaries of TNB.

TNB's nonbanking subsidiaries are already subject to a variety of state and federal laws. TIA, a registered investment advisor, is subject to supervision and regulation by the SEC and the State of Mississippi. FBBI is subject to the insurance laws and regulations of the states in which its divisions are active.

Under the Gramm-Leach-Bliley Financial Services Modernization Act of 1999 (GLB Act), banks are able to offer customers a wide range of financial products and services without the restraints of previous legislation. The primary provisions of the GLB Act related to the establishment of financial holding companies and financial subsidiaries. The GLB Act authorizes national banks to own or control a "financial subsidiary" that engages in activities that are not permissible for national banks to engage in directly. The GLB Act contains a number of provisions dealing with insurance activities by bank subsidiaries. Generally, the GLB Act affirms the role of the states in regulating insurance activities, including the insurance activities of financial subsidiaries of banks, but the GLB Act also preempts certain state laws. As a result of the GLB Act, TNB elected for Bottrell, Fisher-Brown and TRMI, which at the time were separate subsidiaries, to become financial subsidiaries. This enables TNB to engage in insurance agency activities at any location.

The GLB Act also imposed requirements related to the privacy of customer financial information. In accordance with the GLB Act, federal banking regulators adopted rules that limit the ability of banks and other financial institutions to disclose nonpublic information about consumers to nonaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a nonaffiliated third party. The privacy provisions of the GLB Act affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors. Trustmark complies with these requirements and recognizes the need for its customers' privacy.

In addition to the changes described above, the Dodd-Frank Act makes numerous changes to the various patchwork of federal laws that regulate the activities of Trustmark, TNB and their subsidiaries and affiliates. The Dodd-Frank Act amends the Electronic Fund Transfer Act to authorize the Federal Reserve Board to issue regulations regarding any interchange fee that an issuer may receive or charge for an electronic debit card transaction. On June 29, 2011, the Federal Reserve Board issued a final rule (Regulation II - Debit Card Interchange Fees and Routing) establishing standards for debit card interchange fees. Under the final rule, the maximum permissible interchange fee that an issuer may receive for an electronic debit transaction is the sum of 21 cents per transaction and five basis points multiplied by the value of the transaction. This provision regarding debit card interchange fees was effective October 1, 2011. In addition, the Federal Reserve Board also approved an interim rule that allows for an upward adjustment of no more than one cent to an issuer's debit card interchange fee if the issuer develops and implements policies and procedures reasonably designed to achieve the fraud-prevention standards set out in the interim rule. The fraud-prevention adjustment was effective on October 1, 2011, concurrent with the debit card interchange fee limits.

In accordance with the statute, issuers that, together with their affiliates, have assets of less than $10.0 billion are exempt from the debit card interchange fee standards. Therefore, there was no impact of the Federal Reserve Board final rule (Regulation II - Debit Card Interchange Fees and Routing) to Trustmark's noninterest income during 2011. However, if and when Trustmark has assets of greater than $10.0 billion, the effect of the Federal Reserve Board final rule could be to reduce noninterest income on an annual basis by $6.0 million to $8.0 million. Management is currently evaluating Trustmark's product structure and services to offset any potential impact of the Federal Reserve Board final rule, if and when Trustmark's assets exceed the $10.0 billion threshold.

In the area of mortgages, the Dodd-Frank Act amended the Truth in Lending Act (TILA) to restrict the payment of fees to real-estate mortgage originators. Furthermore, TILA was also amended to impose minimum underwriting standards on real-estate mortgage creditors (including nonbanks as well as bank creditors) and verifications to check borrowers' income and their ability to pay.

Anti-Money Laundering Initiatives and the USA Patriot Act

Trustmark is also subject to extensive regulations aimed at combating money laundering and terrorist financing. The USA Patriot Act of 2001 (USA Patriot Act) substantially broadened the scope of United States anti-money laundering laws and regulations by imposing significant compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The Treasury has issued a number of implementing regulations to financial institutions that apply to various requirements of the USA Patriot Act. These regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, could have serious legal and financial consequences for the institution.

Capital Adequacy

Banks and bank holding companies are subject to various regulatory capital requirements administered by state and federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weighting and other factors. The Dodd-Frank Act directs the federal banking regulatory agencies to make capital requirements countercyclical – meaning that additional capital will be required in times of economic expansion, but less capital will be required during periods of economic downturn.

The Federal Reserve Board and the OCC, the primary regulators of Trustmark and TNB, respectively, have substantially similar risk-based capital ratio and leverage ratio guidelines for banking organizations. Under the guidelines, banking organizations are required to maintain minimum ratios for Tier 1 capital and total capital to risk-weighted assets. Furthermore, under the Dodd-Frank Act, federal bank regulators are required to impose on all depository institutions and holding companies generally applicable leverage capital requirements regardless of the size of the institution and not less than the requirements in effect for insured depository institutions on the date of enactment. The effect of this requirement is to disqualify Tier 1 capital treatment for "hybrid" capital items like trust preferred securities issued by bank holding companies. Under the final provisions of the Dodd-Frank Act, bank holding companies with assets of less than $15 billion as of December 31, 2009, will be permitted to include trust preferred securities that were issued before May 19, 2010, as Tier 1 capital. Therefore, Trustmark will continue to utilize $60.0 million in trust preferred securities issued by Trustmark Preferred Capital Trust I as Tier 1 capital under these guidelines.

For purposes of calculating these ratios, a banking organization's assets and some of its specified off-balance sheet commitments and obligations are assigned to various risk categories. Capital, at both the holding company and bank level, is classified in one of three tiers depending on type. Core capital (Tier 1) for both Trustmark and TNB includes total equity capital, with the impact of accumulated other comprehensive income (loss) eliminated plus allowable trust preferred securities less goodwill, other identifiable intangible assets and disallowed servicing assets. Supplementary capital (Tier 2) includes the allowance for loan losses, subject to certain limitations, as well as allowable subordinated debt. Total capital for both Trustmark and TNB is a combination of Tier 1 and Tier 2 capital.

Trustmark and TNB are required to maintain Tier 1 and total capital equal to at least 4% and 8% of their total risk-weighted assets, respectively. At December 31, 2011, Trustmark exceeded both requirements with Tier 1 capital and total capital equal to 14.81% and 16.67% of its total risk-weighted assets, respectively. At December 31, 2011, TNB also exceeded both requirements with Tier 1 capital and total capital equal to 14.44% and 16.28% of its total risk-weighted assets, respectively.

The Federal Reserve Board also requires bank holding companies to maintain a minimum leverage ratio. The guidelines provide for a minimum leverage ratio of 3% for banks and bank holding companies that meet certain specified criteria, including having the highest regulatory rating or having implemented the appropriate federal regulatory authority's risk-adjusted measure for market risk. All other holding companies and national banks are required to maintain a minimum leverage ratio of 4%, unless an appropriate regulatory authority specifies a different minimum ratio. For TNB to be considered well-capitalized under the regulatory framework for prompt corrective action, its leverage ratio must be at least 5%. At December 31, 2011, the leverage ratios for Trustmark and TNB were 10.43% and 10.18%, respectively.

Failure to meet minimum capital requirements could subject a bank to a variety of enforcement remedies. The FDI Act identifies five capital categories for insured depository institutions. These include well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. The FDI Act requires banking regulators to take prompt corrective action whenever financial institutions do not meet minimum capital requirements. Failure to meet the capital guidelines could also subject a depository institution to capital raising requirements. In addition, a depository institution is generally prohibited from making capital distributions, including paying dividends, or paying management fees to a holding company if the institution would thereafter be undercapitalized. As of December 31, 2011, the most recent notification from the OCC categorized TNB as well-capitalized based on the ratios and guidelines described above. In addition, the FDI Act requires the various regulatory agencies to prescribe certain noncapital standards for safety and soundness relating generally to operations and management, asset quality and executive compensation and permits regulatory action against a financial institution that does not meet such standards.

The minimum risk-based capital requirements adopted by the U.S. federal banking agencies follow the Capital Accord of the Basel Committee on Banking Supervision. In 2004, the Basel Committee published a revision to the Accord (Basel II) and in December 2007, U.S. banking regulators published a final Basel II rule. The Basel II guidelines became operational in April 2008, but are mandatory only for banks with consolidated total assets of $250 billion or more or consolidated on-balance sheet foreign exposures of $10 billion or more. The U.S. implementation timetable consists of a parallel calculation period under the current regulatory capital regime (Basel I) and Basel II, starting any time between April 1, 2008 and April 1, 2010 followed by a three-year transition period, typically starting 12 months after the beginning of parallel reporting. The U.S. banking regulators have reserved the right to change how Basel II is applied in the U.S. following a review at the end of the second year of the transitional period, and to retain the existing prompt corrective action and leverage capital requirements applicable to banking organizations in the U.S. The Basel II requirements are the subject of political debate and potential change in light of recent events. Trustmark and TNB are not required to comply with Basel II at this time due to their respective asset sizes and lack of on-balance sheet foreign exposure.

In September 2010, the Basel Committee announced that its participants had agreed to new international minimum capital standards for banks. The new agreement, known as Basel III, was ratified by the G-20 leaders at their November summit in Seoul, South Korea. Basel III makes four fundamental changes to required minimum capital that will be phased in over the next eight years. First, it establishes a new minimum ratio of common equity to risk-weighted assets in addition to the Tier 1 ratio. This change is expected to lessen the importance of the Tier 1 ratio in assessing a bank's financial status. Second, it establishes a stricter definition for the elements of common equity in the stress test and other banking measures. Third, Basel III changes the risk weighting of many assets to capture a number of additional risks and increase total risk-weighted assets (the denominator of the ratio) for many banks. Fourth, Basel III raises the required ratio of common equity to risk-weighted assets to at least 7%, comprised of a minimum of 4.5% plus a 2.5% capital conservation buffer. Trustmark's regulatory capital requirements may be increased due to planned revisions to minimum capital standards by Basel III. These revisions, once finalized, will need to be implemented by U.S. bank regulators before they become binding upon Trustmark, and there is no certainty when this will occur or what form the final revisions will take. It is likely, however, that once implemented, all banking organizations subject to Basel III, including Trustmark, will be required to hold a greater amount of capital, and a greater amount of common equity, than they are currently required to hold.

Somerville, which is not a significant subsidiary as defined by the SEC and thus is not discussed in detail in this section, was also in compliance with all applicable capital adequacy guidelines at December 31, 2011.

Payment of Dividends and Other Restrictions

The principal source of Trustmark's cash revenues is dividends from TNB. There are various legal and regulatory provisions that limit the amount of dividends TNB can pay to Trustmark without regulatory approval. Approval of the OCC is required if the total of all dividends declared in any calendar year exceeds the total of TNB's net income for that year combined with its retained net income from the preceding two years. TNB will have available in 2012 approximately $85.4 million plus its net income for that year to pay to Trustmark as dividends. In addition, subsidiary banks of a bank holding company are subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to the bank holding company or any of its subsidiaries. Further, subsidiary banks of a bank holding company are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of any services to the bank holding company.

FDIC Deposit Insurance Assessments

The deposits of TNB are insured up to regulatory limits set by the Deposit Insurance Fund (DIF), as administered by the FDIC, and, accordingly, are subject to deposit insurance assessments to maintain the DIF. The FDIC uses a risk based assessment system that imposes insurance premiums based upon a risk matrix that takes into account a bank's capital level and supervisory rating (the CAMELS component rating). For Risk Category I institutions (generally those institutions with less than $10 billion in assets), including TNB, assessment rates are determined from a combination of financial ratios and CAMELS component ratings. The minimum annualized assessment rate for Risk Category I institutions during 2011 was 2.5 basis points with the maximum rate being 9 basis points. Assessment rates for institutions in Risk Category I may vary within this range depending upon changes in CAMELS component ratings and financial ratios.

The Dodd-Frank Act imposes a new deposit insurance assessment base for an insured depository institution equal to the institution's total assets minus the sum of (1) its average tangible equity during the assessment period, and (2) any additional amount the FDIC determines is warranted for custodial and banker's banks. The minimum reserve ratio increased to 1.35 percent of estimated annual insured deposits or assessment base. FDIC is directed by the Dodd-Frank Act to "offset the effect" of the increased reserve ratio for insured depository institutions with total consolidated assets of less than $10 billion.

The Dodd-Frank Act permanently increased the deposit insurance level to $250,000 per account. Effective December 31, 2010, unlimited deposit insurance for noninterest-bearing transaction accounts is statutorily mandated. This mandate is currently scheduled to expire on January 1, 2013.

The FDIC has stated its intention, as part of a proposed plan to restore the DIF following significant decreases in its reserves, to increase deposit insurance assessments. On January 1, 2009, the FDIC increased its assessment rates and has since imposed further rate increases and changes to the current risk-based assessment system. On May 22, 2009, the FDIC adopted a final rule imposing a five basis point special assessment on each insured depository institution's assets less Tier 1 capital as of June 30, 2009. On November 12, 2009, the FDIC adopted a final rule requiring a majority of institutions to prepay their quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012. TNB's prepaid assessment amount for this period was approximately $39.1 million and was collected by the FDIC on December 30, 2009. At December 31, 2011, TNB's remaining prepaid assessment was approximately $19.2 million.

In 2011, TNB's expenses related to deposit insurance premiums totaled $7.1 million. In addition, TNB also paid approximately $670 thousand in Financing Corporation (FICO) assessments related to outstanding FICO bonds for which the FDIC serves as collection agent. The bonds issued by FICO are due to mature from 2017 through 2019. For the quarter ended December 31, 2011, the FICO assessment rate was equal to 0.66 basis points. Somerville's total FDIC expenses for 2011 were $189 thousand.

Recent Regulatory Developments

In November 2009, the Federal Reserve Board adopted final rules (Regulation E – Electronic Fund Transfers) that prohibit financial institutions, such as Trustmark, from charging customers for paying overdrafts on ATM and one-time debit card transactions, unless the consumer consents to the overdraft service for those products. This change reduced the fees that Trustmark is able to charge when customers have insufficient funds in an account. This change, which became effective on July 1, 2010 for new accounts and August 15, 2010 for existing accounts, reduced noninterest income by approximately $1.0 million for the year ended December 31, 2010. The full impact of the Federal Reserve Board rule (Regulation E – Electronic Fund Transfers) was a reduction in noninterest income of approximately $3.6 million for the year ended December 31, 2011.

On September 1, 2011, Trustmark implemented a five item maximum per day for personal account overdrafts. This change reduced noninterest income by approximately $400 thousand for the year ended December 31, 2011. The full impact of this change is expected to be a reduction in noninterest income of an estimated $1.3 million for 2012.

In addition, final guidance is expected from the OCC in the first quarter of 2012 or thereafter, which will clarify their regulatory position as it pertains to selected components of Trustmark's overdraft programs. Trustmark expects that the impact of this guidance, which addresses several items including posting order, could be to reduce noninterest income by an estimated $3.0 million on an annual basis. Management is continuing to evaluate Trustmark's product structure and services to offset the potential impact of these recent regulatory developments.

Available Information

Trustmark's internet address is www.trustmark.com. Information contained on this website is not a part of this report. Trustmark makes available through this address, free of charge, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material is electronically filed, or furnished to, the SEC.

Employees

At December 31, 2011, Trustmark employed 2,537 full-time equivalent associates, none of which are represented by a collective bargaining agreement. Trustmark believes its employee relations to be satisfactory.

Executive Officers of the Registrant

The executive officers of Trustmark Corporation (the Registrant) and its primary bank subsidiary, Trustmark National Bank, including their ages, positions and principal occupations for the last five years are as follows:

Daniel A. Grafton, 64
Trustmark Corporation
Chairman of the Board since May 2011
Trustmark National Bank
Chairman of the Board since May 2011
L-3 Communications Vertex Aerospace
President from 1991 to May 2007

Gerard R. Host, 57
Trustmark Corporation
President and Chief Executive Officer since January 2011
Interim Principal Financial Officer from November 2006 to January 2007
Trustmark National Bank
President and Chief Executive Officer since January 2011
President and Chief Operating Officer from March 2008 to December 2010
President – General Banking from February 2004 to March 2008

Louis E. Greer, 57
Trustmark Corporation
Treasurer and Principal Financial Officer since January 2007
Chief Accounting Officer from January 2003 to January 2007
Trustmark National Bank
Executive Vice President and Chief Financial Officer since February 2007
Senior Vice President and Chief Accounting Officer from February 2004 to February 2007

T. Harris Collier III, 63
Trustmark Corporation
Secretary since April 2002
Trustmark National Bank
General Counsel since January 1990

Duane A. Dewey, 53
Trustmark National Bank
President – Corporate Banking since September 2011
Executive Vice President and Corporate Banking Manager from September 2008 to September 2011
President – Central Region from February 2007 to September 2008
President – Wealth Management Division from August 2003 to February 2007

Mitchell J. Bleske, 37
Trustmark National Bank
Executive Vice President and Bank Treasurer since September 2011
Senior Vice President and Chief Investment Officer from February 2008 to September 2011
United Community Banks – Blairsville, Georgia
Senior Vice President - Treasurer from October 2003 to February 2008

George C. Gunn, 60
Trustmark National Bank
Executive Vice President and Real Estate Banking Manager since September 2008
Executive Vice President and Corporate Banking Manager from February 2004 to September 2008

Robert Barry Harvey, 52
Trustmark National Bank
Executive Vice President and Chief Credit Officer since March 2010
Senior Vice President and Chief Credit Administrator from September 2004 to March 2010

Glynn Ingram, 60
Trustmark National Bank
Executive Vice President and Chief Information Officer since September 2008
Senior Vice President and Chief Information Officer from December 2007 to September 2008
Chief Information Officer from December 2006 to December 2007

James M. Outlaw, Jr., 58
Trustmark National Bank
President and Chief Operating Officer – Texas since August 2006

W. Arthur Stevens, 47
Trustmark National Bank
President – Retail Banking since September 2011
President – Mississippi Region from September 2008 to September 2011
President – South Region from February 2005 to September 2008

Douglas H. Ralston, 47
Trustmark National Bank
President – Wealth Management since November 2009
President – Trustmark Investment Advisors since June 2002

Breck W. Tyler, 53
Trustmark National Bank
Executive Vice President and Mortgage Services Manager since June 2006

Rebecca N. Vaughn-Furlow, 67
Trustmark National Bank
Executive Vice President and Human Resources Director since June 2006

Harry M. Walker, 61
Trustmark National Bank
Regional President – Central Mississippi since September 2011
President – Jackson Metro from February 2004 to September 2011

Chester A. (Buddy) Wood, Jr., 63
Trustmark National Bank
Executive Vice President and Chief Risk Officer since February 2007
Senior Vice President and Treasurer from January 2005 to February 2007

C. Scott Woods, 55
Trustmark National Bank
Executive Vice President and Insurance Services Manager since June 2006

ITEM 1A. RISK FACTORS

Trustmark and its subsidiaries could be adversely impacted by various risks and uncertainties, which are difficult to predict. As a financial institution, Trustmark has significant exposure to market risk, including interest rate risk, liquidity risk and credit risk. This section includes a description of the risks, uncertainties and assumptions identified by Management that could materially affect Trustmark's financial condition and results of operations, as well as the value of Trustmark's financial instruments in general, and Trustmark common stock, in particular. Additional risks and uncertainties that Management currently deems immaterial or is unaware of may also impair Trustmark's financial condition and results of operations. This report is qualified in its entirety by the risk factors that are identified below. The occurrence of any one of, or of a combination of, these risk factors could have a material negative effect on Trustmark's financial condition or results of operations.

Trustmark's largest source of revenue (net interest income) is subject to interest rate risk.

Trustmark is exposed to interest rate risk in its core banking activities of lending and deposit taking, since assets and liabilities reprice at different times and by different amounts as interest rates change. For the year ended December 31, 2011, Trustmark's total interest income was $392.0 million while net interest income was approximately $348.9 million. Although total interest income and net interest income were lower when compared with 2010, the impact of interest rate risk actually improved as Trustmark was able to secure more core deposits as a less sensitive funding source during the year.

Financial simulation models are the primary tools used by Trustmark to measure interest rate exposure. Using a wide range of scenarios, Management is provided with extensive information on the potential impact to net interest income caused by changes in interest rates. Models are structured to simulate cash flows and accrual characteristics of Trustmark's balance sheet. Assumptions are made about the direction and volatility of interest rates, the slope of the yield curve and the changing composition of Trustmark's balance sheet, resulting from both strategic plans and customer behavior. In addition, the model incorporates Management's assumptions and expectations regarding such factors as loan and deposit growth, pricing, prepayment speeds and spreads between interest rates. Trustmark's simulation model using balances at December 31, 2011 estimated that in the event of a 200 basis point increase in interest rates, there would be a reduction in net interest income of 1.8%.

Net interest income is Trustmark's largest revenue source, and it is important to discuss how Trustmark's interest rate risk may be influenced by the various factors shown below:

- In general, for a given change in interest rates, the amount of the change in value (positive or negative) is larger for assets and liabilities with longer remaining maturities. The shape of the yield curve may affect new loan yields, funding costs and investment income differently.
- The remaining maturity of various assets or liabilities may shorten or lengthen as payment behavior changes in response to changes in interest rates. For example, if interest rates decline sharply, loans may pre-pay, or pay down, faster than anticipated, thus reducing future cash flows and interest income. Conversely, if interest rates increase, depositors may cash in their certificates of deposit prior to term (notwithstanding any applicable early withdrawal penalties) or otherwise reduce their deposits to pursue higher yielding investment alternatives.
- Repricing frequencies and maturity profiles for assets and liabilities may occur at different times. For example, in a falling rate environment, if assets reprice faster than liabilities, there will be an initial decline in earnings. Moreover, if assets and liabilities reprice at the same time, they may not be by the same increment. For instance, if the Federal funds rate increased 50 basis points, rates on demand deposits may rise by 10 basis points, whereas rates on prime-based loans will instantly rise 50 basis points.

Financial instruments do not respond in a parallel fashion to rising or falling interest rates. This causes asymmetry in the magnitude of changes in net interest income, net economic value and investment income resulting from the hypothetical increases and decreases in interest rates. Therefore, Management monitors interest rate risk and adjusts Trustmark's funding strategies to mitigate adverse effects of interest rate shifts on Trustmark's balance sheet.

Trustmark utilizes derivative contracts to hedge Mortgage Servicing Rights (MSR) in order to offset changes in fair value resulting from rapidly changing interest rate environments. In spite of Trustmark's due diligence in regard to these hedging strategies, significant risks are involved that, if realized, may prove such strategies to be ineffective, which could adversely affect results of operations. Risks associated with these strategies include the risk that counterparties in any such derivative and other hedging transactions may not perform; the risk that these hedging strategies rely on Management's assumptions and projections regarding these assets and general market factors, including prepayment risk, basis risk, market volatility and changes in the shape of the yield curve, and that these assumptions and projections may prove to be incorrect; the risk that these hedging strategies do not adequately mitigate the impact of changes in interest rates, prepayment speeds or other forecasted inputs to the hedging model; and the risk that the models used to forecast the effectiveness of hedging instruments may project expectations that differ from actual results. In addition, increased regulation of the over-the-counter derivative markets may increase the cost to Trustmark to implement and maintain an effective MSR hedging strategy.

Trustmark closely monitors the sensitivity of net interest income and investment income to changes in interest rates and attempts to limit the variability of net interest income as interest rates change. Trustmark makes use of both on- and off-balance sheet financial instruments to mitigate exposure to interest rate risk.

The U.S. economic recovery is showing early signs of stabilizing, however, challenges surrounding the U.S. fiscal policy, the European debt crisis, and geopolitical risks could negatively impact the U.S. economic recovery, which could increase business risks for Trustmark.

Economic growth nearly stalled during the first half of 2011 due to several major global developments, including surging oil prices, supply-chain disruptions resulting from the Japanese tsunami and earthquakes, and the escalation of the European sovereign debt crisis. However, economic performance gained momentum during the last half of 2011, and the U.S. economy is expected to continue on a course of moderate growth with relatively low inflation in 2012. The unemployment rate for December 2011 was 8.5% and is expected to remain relatively stable in 2012. While consumer confidence is expected to remain low, consumer spending is expected to continue the growth seen in the fourth quarter of 2011. The housing market continued to show signs of improvement throughout 2011 as housing price declines showed signs of easing nationwide and housing starts and sales climbed upward. However, risks remain that foreclosures could again increase. Historically low interest rates and strengthening credit for both consumers and businesses is expected to gradually reduce delinquencies and increase consumer and business loan demand during 2012.

Despite signs of improvement in the U.S. economy, the economic recovery continues to progress slowly. Trustmark does not assume that the difficult conditions in the economy and in the financial markets will improve significantly in the near future. The concern now exists that the future of the recovery could be at risk because the economic backdrop is uncertain and unstable. Several significant downside risks to the U.S. economy exist, including the European debt crisis, challenges surrounding the U.S. fiscal policy, and geopolitical risks. Europe is expected to experience a mild recession during 2012, which should not dramatically impact the U.S. economy unless the European financial crisis becomes much more severe. Trustmark has no direct or indirect exposure to any debt of European sovereign and non-sovereign issuers. However, Trustmark could be exposed to various market risks as U.S. markets react to the escalation of the European financial crisis as part of the global economy.

Record levels of monetary and fiscal stimulus in the United States in 2009 and 2010 failed to produce the expected level of economic growth. Significant fiscal tightening is expected in 2012, as the expiration of the payroll tax holiday and unemployment benefits programs, which Congress extended for two months at the end of 2011, as well as the expiration of the Bush-era tax cuts could result in a drag on income. Risks that the U.S. sovereign debt rating could be further downgraded also remain as no credible plans to address the U.S. deficit have been developed. The national presidential election will also affect additional policy actions taken throughout 2012. These risks could negatively impact the U.S. economic recovery, or force the economy back into recession. A further weakened economy could affect Trustmark in a variety of substantial and unpredictable ways, including affecting its borrowers' ability to meet their repayment obligations. It is difficult to predict the extent to which these challenging economic conditions will persist as well as the possibility that progress in the economic recovery will instead shift to the potential for further decline. If the economy does weaken in the future, it is uncertain how Trustmark's business would be affected and whether Trustmark would be able successfully to mitigate any such effects on its business. Accordingly, these factors in the U.S. economy could have a material adverse effect on Trustmark's financial condition and results of operations.

The economic recession has had adverse effects on Trustmark's business and these effects could increase in severity and heighten risks for Trustmark in key areas of its business.

In addition to the general potential risks to Trustmark posed by the uncertainty of the progress of the economy, noted above, specific issues in the housing market over the past year have negatively affected Trustmark's financial condition and results of operations, and could continue to do so.

As noted above, economic indicators showed improvement in the U.S. economy during the last half of 2011. Declines in the national unemployment rate, increased consumer spending, and improved capital expenditures from businesses indicate that the U.S. economy is seeing gradual improvements that are expected to continue in 2012. Declines in housing prices showed signs of easing nationwide in 2011, but not in all geographic areas. While improvements were seen in 2011, the unemployment rate remains high and the housing market remains at depressed levels. These factors continue to add uncertainty to the economic outlook and negatively impact the credit performance of loans in affected markets. Economic conditions and negative credit performance have resulted in writedowns of asset values by financial institutions, including Trustmark, during this recession period. Trustmark's strategic focus to reduce exposure to construction and land development lending as well as successful efforts to manage problem assets resulted in significant improvements in credit quality during 2011.

While improvements were seen in economic conditions during 2011, the economic outlook remains uncertain and risks remain that could negatively impact progress in the economy. As noted above, Trustmark does not assume that the difficult conditions in the economy and in the financial markets will improve significantly in the near future. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on Trustmark. In particular, Trustmark may face the following risks in connection with these events:

- Market developments and the resulting economic pressure on consumers may affect consumer confidence levels and may cause increases in delinquencies and default rates, which, among other effects, could further affect Trustmark's charge-offs and provision for loan losses.
- Conditions in Trustmark's markets in Mississippi, Tennessee or Texas, which to date have been less severe than in Trustmark's Florida market, could worsen.
- Competition in the industry could intensify as a result of the increasing consolidation of financial services companies in connection with current market conditions.
- The market disruptions have made valuation of assets even more difficult and subjective, and Management's ability to measure the fair value of Trustmark's assets could be adversely affected. If Management determines that a significant portion of its assets have values that are significantly below their recorded carrying value, Trustmark could recognize a material charge to earnings in the quarter during which such determination was made, Trustmark's capital ratios would be adversely affected by any such change, and a rating agency might downgrade Trustmark's credit rating or put Trustmark on credit watch.

Trustmark is subject to lending risk, which could impact the adequacy of the allowance for loan losses and results of operations.

There are inherent risks associated with Trustmark's lending activities. As discussed above, the recent economic recession resulted in increases in Trustmark's loan losses and impaired loans. While the housing and real estate markets have improved, they remain at depressed levels. If trends in the housing and real estate markets were to revert or further decline below recession levels, Trustmark may experience higher than normal delinquencies and credit losses. Moreover, if the U.S. economy returns to a recessionary state, Management expects that it could severely affect economic conditions in Trustmark's market areas and that Trustmark could experience significantly higher delinquencies and credit losses. In addition, bank regulatory agencies periodically review Trustmark's allowance for loan losses and may require an increase in the provision for loan losses or the recognition of further charge-offs, based on judgments different from those of Management. As a result, Trustmark may elect to make further increases in its provision for loan losses in the future, particularly if economic conditions deteriorate.

Trustmark is subject to liquidity risk, which could disrupt its ability to meet its financial obligations.

Liquidity refers to Trustmark's ability to ensure that sufficient cash flow and liquid assets are available to satisfy current and future financial obligations, including demand for loans and deposit withdrawals, funding operating costs and other corporate purposes. Liquidity risk arises whenever the maturities of financial instruments included in assets and liabilities differ. Trustmark obtains funding through deposits and various short-term and long-term wholesale borrowings, including federal funds purchased and securities sold under agreements to repurchase, brokered deposits, the Federal Reserve Discount Window and Federal Home Loan Bank (FHLB) advances. Any significant restriction or disruption of Trustmark's ability to obtain funding from these or other sources could have a negative effect on Trustmark's ability to satisfy its current and future financial obligations, which could materially affect Trustmark's financial condition.

In addition to the risk that one or more of the funding sources may become constrained due to market conditions unrelated to Trustmark, there is the risk that Trustmark's credit profile may decline such that one or more of these funding sources becomes partially or wholly unavailable to Trustmark.

Trustmark attempts to quantify such credit event risk by modeling bank specific and systemic scenarios that estimate the liquidity impact. Trustmark estimates such impact by attempting to measure the effect on available unsecured lines of credit, available capacity from secured borrowing sources and securitizable assets. To mitigate such risk, Trustmark maintains available lines of credit with the FRB and the FHLB that are secured by loans and investment securities. Management continuously monitors Trustmark's liquidity position for compliance with internal policies.

Declines in asset values may result in impairment charges and adversely affect the value of Trustmark's investments.

Trustmark maintains an investment portfolio that includes, among other asset classes, obligations of states and municipalities, agency debt securities and agency mortgage-related securities. The market value of investments in Trustmark's investment portfolio may be affected by factors other than interest rates or the underlying performance of the issuer of the securities, such as ratings downgrades, adverse changes in the business climate and a lack of pricing information or liquidity in the secondary market for certain investment securities. In addition, government involvement or intervention in the financial markets or the lack thereof or market perceptions regarding the existence or absence of such activities could affect the market and the market prices for these securities, such as the conservatorship of FNMA and FHLMC.

On a quarterly basis, Trustmark evaluates investments and other assets for impairment indicators. As of December 31, 2011, total gross unrealized losses on temporarily impaired securities totaled $191 thousand. Trustmark may be required to record impairment charges if these investments suffer a decline in value that is other-than-temporary. If it is determined that a significant impairment has occurred, Trustmark would be required to charge against earnings the credit-related portion of the other-than-temporary impairment, which could have a material adverse effect on results of operations in the period in which a write-off, if any, occurs.

The Dodd-Frank Act and other legislative and regulatory initiatives relating to the financial services industry could materially affect Trustmark's results of operations, financial condition, liquidity or the market price of Trustmark's Common Stock.

On July 21, 2010, President Obama signed into law the Dodd-Frank Act, which significantly reforms the regulatory structure relating to the financial services industry. The legislation, among other things, establishes a Consumer Financial Protection Bureau, which will have broad authority to regulate providers of credit, savings, payment and other consumer financial products and services; narrows the scope of federal preemption of state consumer finance laws relating to national banks and operating subsidiaries of national banks, and may expand the authority of state attorneys general to bring actions against national banks to enforce federal consumer protection legislation; more comprehensively regulates the over-the-counter derivatives market, including providing for more strict capital and margin requirements and central clearing of certain standardized over-the-counter derivatives; strengthens restrictions on lending limits and transactions with affiliates imposed by the National Bank Act; and restricts the interchange fees payable on electronic debit card transactions. Much of the legislative import of the Dodd-Frank Act is delegated to a variety of federal regulatory agencies, which are required to enact rules to implement various statutory mandates in the Act.

As the Dodd-Frank Act continues to turn into specific regulatory requirements, there will be further business impacts across a myriad of industries, not just banking. Some of those impacts are readily anticipated, such as the change to interchange fees, which is described in the *State Laws and Other Federal Oversight* section in Item 1 – Business of this document. However, other impacts are more difficult to predict and quantify at this time. For example, provisions that affect deposit insurance assessments and payment of interest on demand deposits could increase the costs associated with deposits as well as place limitations on certain revenues those deposits may generate. Finally, because many aspects of the Dodd-Frank Act are subject to further rulemaking and will take effect over several years, it is difficult to anticipate the potential impact on Trustmark and its customers. It is clear, however, that the implementation of the Dodd-Frank Act will require Management to invest significant time and resources to evaluate the potential impact of this Act. Management will continue to evaluate this impact as more details regarding the implementation of these provisions become available.

In addition, in September 2010, the Basel Committee on Banking Supervision announced that its participants had agreed to new international minimum capital standards for banks. The new agreement, known as Basel III, increases the required minimum capital requirements for banks. Under Basel III, these requirements will be phased in over an eight year period, subject to rulemaking by the relevant local jurisdiction. Federal banking regulators have not yet determined how to implement Basel III in the United States, or the timeframe for implementation. As a result, Management cannot determine the implementation date or the final capital impact Basel III will have on Trustmark.

The Dodd-Frank Act, as implemented by the regulations currently being promulgated by various federal regulatory agencies, along with other regulatory initiatives relating to the financial services industry, could materially affect Trustmark's results of operations, financial condition, liquidity or the market price of Trustmark's common stock. Management is unable to completely evaluate these potential effects at this time. It is also possible that these measures could adversely affect the creditworthiness of counterparties, which could increase Trustmark's risk profile.

Trustmark operates in a highly competitive financial services industry.

Trustmark faces substantial competition in all areas of its operations from a variety of different competitors, many of which are larger and may have more financial resources. Such competitors primarily include national and regional banks, as well as community banks within the various markets in which Trustmark operates. At this time, major international banks do not compete directly with Trustmark in its markets, although they may do so in the future. Trustmark also faces competition from many other types of financial institutions, including savings and loans, credit unions, finance companies, brokerage firms, insurance companies, factoring companies and other financial intermediaries. The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation.

Some of Trustmark's competitors have fewer regulatory constraints and may have lower cost structures. Additionally, due to their size, many of Trustmark's larger competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services as well as better pricing for those products and services than Trustmark.

Trustmark's ability to compete successfully depends on a number of factors, including: the ability to develop, maintain and build upon long-term customer relationships based on top quality service, high ethical standards and safe, sound assets; the ability to continue to expand Trustmark's market position through organic growth and acquisitions; the scope, relevance and pricing of products and services offered to meet customer needs and demands; the rate at which Trustmark introduces new products and services relative to its competitors; and industry and general economic trends. Failure to perform in any of these areas could significantly weaken Trustmark's competitive position, which could adversely affect Trustmark's growth and profitability.

The stock price of financial institutions, like Trustmark, can be volatile.

The volatility in the stock prices of companies in the financial services industry may make it more difficult for shareholders to resell Trustmark common stock at attractive prices in a timely manner. Trustmark's stock price can fluctuate significantly in response to a variety of factors, including factors affecting the financial industry as a whole. Trustmark's stock price in 2011 was subjected to increased volatility, reflecting the volatility faced by the financial markets in general. Since January 1, 2011, Trustmark's stock reached a high of $26.14 per share on January 18, 2011, and a low of $17.06 per share on October 4, 2011. The factors affecting financial stocks generally and Trustmark's stock price in particular include:

- actual or anticipated variations in earnings;
- changes in analysts' recommendations or projections;
- operating and stock performance of other companies deemed to be peers;
- perception in the marketplace regarding Trustmark, its competitors and/or the industry as a whole;
- significant acquisitions or business combinations involving Trustmark or its competitors;
- changes in government regulation;
- failure to integrate acquisitions or realize anticipated benefits from acquisitions; and
- volatility affecting the financial markets in general.

General market fluctuations, industry factors and general economic and political conditions could also cause Trustmark's stock price to decrease regardless of operating results.

Potential acquisitions by Trustmark may disrupt Trustmark's business and dilute shareholder value.

Trustmark seeks merger or acquisition partners that are culturally similar and have experienced management and possess either significant market presence or have potential for improved profitability through financial management, economies of scale or expanded services, and Trustmark will likely continue to seek to acquire such businesses in the future. Acquiring other banks, businesses, or branches involves various risks commonly associated with acquisitions, including: potential exposure to unknown or contingent liabilities of the target company; exposure to potential asset quality issues of the target company; difficulty and expense of integrating the operations and personnel of the target company; potential disruption to Trustmark's business; potential diversion of Trustmark's Management's time and attention; the possible loss of key employees and customers of the target company; difficulty in estimating the value of the target company and potential changes in banking or tax laws or regulations that may affect the target company. Acquisitions may involve the payment of a premium over book and market values, and, therefore, some dilution of Trustmark's tangible book value and net income per share of common stock may occur in connection with any future transaction. Furthermore, failure to realize the expected revenue projections, cost savings, increases in geographic or product presence, and/or other projected benefits from an acquisition could have a material adverse effect on Trustmark's financial condition and results of operations.

Changes in accounting standards may affect how Trustmark reports its financial condition and results of operations.

Trustmark's accounting policies and methods are fundamental to how Trustmark records and reports its financial condition and results of operations. From time to time, the Financial Accounting Standards Board (FASB) changes the financial accounting and reporting standards that govern the preparation of Trustmark's financial statements. The ongoing economic recession has resulted in increased scrutiny of accounting standards by regulators and legislators, particularly as they relate to fair value accounting principles. In addition, ongoing efforts to achieve convergence between U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards may result in changes to U.S. GAAP. Any such changes can be difficult to predict and can materially affect how Trustmark records and reports its financial condition and results of operations.

Trustmark is exposed to operational, reputational and regulatory risk and must utilize new technologies to deliver its products and services.

As is customary in the banking industry, Trustmark is dependent upon automated and non-automated systems to record and process our transaction volume. This poses the risk that technical system flaws, employee errors or tampering or manipulation of those systems by employees, customers or outsiders will result in losses. Any such losses, which may be difficult to detect, could adversely affect Trustmark's financial condition or results of operations. In addition, the occurrence of such a loss could expose Trustmark to reputational risk, the loss of customer business, additional regulatory scrutiny or civil litigation and possible financial liability. Trustmark may also be subject to disruptions of operating systems arising from events that are beyond our control (for example, computer viruses or electrical or telecommunications outages). Trustmark is further exposed to the risk that third party service providers may be unable to fulfill their contractual obligations (or will be subject to the same risk of fraud or operational errors as Trustmark). These disruptions may interfere with service to customers and result in a financial loss or liability that could adversely affect Trustmark's financial condition or results of operations. In order to deliver new products and services and to improve the productivity of existing products and services, the banking industry relies on rapidly evolving technologies. Trustmark's ability to effectively utilize new technologies to address customer needs and create operating efficiencies could materially affect future prospects. Management can not provide any assurances that Trustmark will be successful in utilizing such new technologies.

Natural disasters, such as hurricanes, could have a significant negative impact on Trustmark's business.

Many of Trustmark's loans are secured by property or are made to businesses in or near the Gulf Coast regions of Texas, Mississippi and Florida which are often in the path of seasonal hurricanes. As reported in previous filings, Hurricane Katrina had a catastrophic effect on Trustmark's Mississippi market, and in late summer 2008, Hurricane Gustav threatened to create a similar result in the Houston metropolitan area, which is the location of Trustmark's Texas operations. Natural disasters, such as hurricanes, could have a significant negative impact on the stability of Trustmark's deposit base, the ability of borrowers to repay outstanding loans and the value of collateral securing loans, and could cause Trustmark to incur material additional expenses. Although Management has established disaster recovery policies and procedures, the occurrence of a natural disaster, especially if any applicable insurance coverage is not adequate to enable Trustmark's borrowers to recover from the effects of the event, could have a material adverse effect on Trustmark.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 2. PROPERTIES

Trustmark's principal offices are housed in its complex located in downtown Jackson, Mississippi and owned by TNB. Approximately 196,000 square feet, or 74%, of the available space in the main office building is allocated to bank use with the remainder occupied or available for occupancy by tenants on a lease basis. Trustmark, through its two banking subsidiaries, also operates 142 full-service branches, 20 limited-service branches, one in-store branch and an ATM network, which includes 140 ATMs at on-premise locations and 61 ATMs located at off-premise sites. In addition, Trustmark's Insurance Division utilizes three off-site locations while the Mortgage Banking Group has two additional off-site locations. Trustmark leases 74 of its 229 locations with the remainder being owned.

ITEM 3. LEGAL PROCEEDINGS

Trustmark's wholly-owned subsidiary, TNB, has been named as a defendant in two lawsuits related to the collapse of the Stanford Financial Group. The first is a purported class action complaint that was filed on August 23, 2009 in the District Court of Harris County, Texas, by Peggy Roif Rotstain, Guthrie Abbott, Catherine Burnell, Steven Queyrouze, Jaime Alexis Arroyo Bornstein and Juan C. Olano, on behalf of themselves and all others similarly situated, naming TNB and four other financial institutions unaffiliated with the Company as defendants. The complaint seeks to recover (i) alleged fraudulent transfers from each of the defendants in the amount of fees received by each defendant from entities controlled by R. Allen Stanford (collectively, the "Stanford Financial Group") and (ii) damages allegedly attributable to alleged conspiracies by one or more of the defendants with the Stanford Financial Group to commit fraud and/or aid and abet fraud arising from the facts set forth in pending federal criminal indictments and civil complaints against Mr. Stanford, other individuals and the Stanford Financial Group. Plaintiffs have demanded a jury trial. Plaintiffs did not quantify damages. In November 2009, the lawsuit was removed to federal court by certain defendants and then transferred by the United States Panel on Multidistrict Litigation to federal court in the Northern District of Texas (Dallas) where multiple Stanford related matters are being consolidated for pre-trial proceedings. In May 2010, all defendants (including TNB) filed motions to dismiss the lawsuit, and the motions to dismiss have been fully briefed by all parties. The court has not yet ruled on the defendants' motions to dismiss. In August 2010, the court authorized and approved the formation of an Official Stanford Investors Committee to represent the interests of Stanford investors and, under certain circumstances, to file legal actions for the benefit of Stanford investors. In December 2011, the Official Stanford Investors Committee filed a motion to intervene in this action. In January 2012, Plaintiffs filed a motion to join the Official Stanford Investors Committee as an additional plaintiff in this action. Trustmark opposed these two motions. The court has not yet ruled on the intervention and joinder motions.

The second Stanford-related lawsuit was filed on December 14, 2009 in the District Court of Ascension Parish, Louisiana, individually by Harold Jackson, Paul Blaine, Carolyn Bass Smith, Christine Nichols, and Ronald and Ramona Hebert naming TNB (misnamed as Trust National Bank) and other individuals and entities not affiliated with TNB as defendants. The complaint seeks to recover the money lost by these individual plaintiffs as a result of the collapse of the Stanford Financial Group (in addition to other damages) under various theories and causes of action, including negligence, breach of contract, breach of fiduciary duty, negligent misrepresentation, detrimental reliance, conspiracy, and violation of Louisiana's uniform fiduciary, securities, and racketeering laws.

The complaint does not quantify the amount of money the plaintiffs seek to recover. In January 2010, the lawsuit was removed to federal court by certain defendants and then transferred by the United States Panel on Multidistrict Litigation to federal court in the Northern District of Texas (Dallas) where multiple Stanford related matters are being consolidated for pre-trial proceedings. On March 29, 2010, the court stayed the case. TNB filed a motion to lift the stay, which remains pending.

TNB's relationship with the Stanford Financial Group began as a result of Trustmark's acquisition of a Houston-based bank in August 2006, and consisted of correspondent banking and other traditional banking services in the ordinary course of business. Both Stanford-related lawsuits are in their preliminary stages and have been previously reported in the press and disclosed by Trustmark.

On December 2, 2011, TNB was sued in a putative class action lawsuit filed by plaintiff Kathy D. White, on behalf of herself and purportedly on behalf of all similarly situated customers of TNB, in the United States District Court for the Northern District of Mississippi, Greenville Division. The case was transferred to the United States District Court for the Southern District of Mississippi, Jackson Division, at the request of TNB; the pleadings are a matter of public record in that court's files, civil action 3:12 cv 00082 TSL MTP. The complaint challenges TNB's practices regarding "overdraft" or "non-sufficient funds" fees charged by TNB in connection with customer use of debit cards, including TNB's order of processing transactions, notices of charges, and calculations of fees. The complaint asserts claims of breach of contract, breach of a duty of good faith and fair dealing, unconscionability, conversion, and unjust enrichment. The plaintiff seeks monetary damages, restitution, and injunctive and declaratory relief from TNB. Among other relief, plaintiff's complaint demands reimbursement of fees collected by TNB and seeks a prohibition against various means of calculating and collecting such fees in the future.

Trustmark and its subsidiaries are also parties to other lawsuits and other claims that arise in the ordinary course of business. Some of the lawsuits assert claims related to the lending, collection, servicing, investment, trust and other business activities, and some of the lawsuits allege substantial claims for damages.

All pending legal proceedings described above are being vigorously contested. In the regular course of business, Management evaluates estimated losses or costs related to litigation, and provision is made for anticipated losses whenever Management believes that such losses are probable and can be reasonably estimated. At the present time, Management believes, based on the advice of legal counsel and Management's evaluation, that (i) the final resolution of pending legal proceedings described above will not, individually or in the aggregate, have a material impact on Trustmark's consolidated financial position or results of operations and (ii) a material adverse outcome in any such case is not reasonably possible.

ITEM 4. [REMOVED AND RESERVED]

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock Prices and Dividends

Trustmark's common stock is listed on the NASDAQ Stock Market and is traded under the symbol TRMK. The table below represents, for each quarter of 2011 and 2010, the high and low intra-day sales price per share of Trustmark's common stock and the cash dividends declared per common share.

	2011		2010	
Sales Price Per Share	High	Low	High	Low
First quarter	$ 26.14	$ 21.57	$ 25.47	$ 21.46
Second quarter	24.50	22.27	26.88	20.40
Third quarter	24.14	17.62	22.71	18.83
Fourth quarter	24.78	17.06	26.08	21.29

Dividends Per Share	2011	2010
First quarter	$ 0.23	$ 0.23
Second quarter	0.23	0.23
Third quarter	0.23	0.23
Fourth quarter	0.23	0.23
Total	$ 0.92	$ 0.92

At January 31, 2012, there were approximately 3,600 holders of record of Trustmark's common stock. Other information required by this item can be found in Note 17 - Shareholders' Equity included in Item 8 - Financial Statements and Supplementary Data located elsewhere in this report.

Performance Graph

The following graph compares Trustmark's annual percentage change in cumulative total return on common shares over the past five years with the cumulative total return of companies comprising the NASDAQ market value index and the Morningstar Banks – Regional – US. Trustmark's previous industry index, the Morningstar Regional – Southeast Banks, along with the other regional banking groups, has been incorporated into the Morningstar Banks – Regional – US industry index. The Morningstar Banks – Regional – US is an industry index published by Morningstar and consists of 1,000 large, regional, diverse financial institutions serving the corporate, government and consumer needs of retail banking, investment banking, trust management, credit cards and mortgage banking in the United States. This presentation assumes that $100 was invested in shares of the relevant issuers on December 31, 2006, and that dividends received were immediately invested in additional shares. The graph plots the value of the initial $100 investment at one-year intervals for the fiscal years shown.


$120
$100
$80
$60
$40
$20
$0
Trustmark
Morningstar Banks - Regional - US
NASDAQ
2006
2007
2008
2009
2010
2011

Company	2006	2007	2008	2009	2010	2011
Trustmark	100.00	80.08	71.41	78.26	89.97	91.72
Morningstar Banks - Regional - US	100.00	80.29	54.55	51.44	56.98	45.63
NASDAQ	100.00	110.55	66.30	96.34	113.71	112.81

ITEM 6. SELECTED FINANCIAL DATA

The following unaudited consolidated financial data is derived from Trustmark's audited financial statements as of and for the five years ended December 31, 2011 ($ in thousands except per share data). The data should be read in conjunction with Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 8 – Financial Statements and Supplementary Data found elsewhere in this report.

Years Ended December 31,	2011	2010	2009	2008	2007
Consolidated Statements of Income					
Total interest income	$ 391,979	$ 408,218	$ 442,062	$ 483,279	$ 543,143
Total interest expense	43,036	56,195	87,853	164,119	242,360
Net interest income	348,943	352,023	354,209	319,160	300,783
Provision for loan losses, excluding covered loans	29,704	49,546	77,112	76,412	23,784
Provision for covered loan losses	624	-	-	-	-
Noninterest income	159,854	165,927	168,242	177,258	162,447
Noninterest expense	329,850	325,649	308,259	283,719	276,449
Income before income taxes	148,619	142,755	137,080	136,287	162,997
Income taxes	41,778	42,119	44,033	43,870	54,402
Net Income	106,841	100,636	93,047	92,417	108,595
Preferred stock dividends/discount accretion	-	-	19,998	1,353	-
Net Income Available to Common Shareholders	$ 106,841	$ 100,636	$ 73,049	$ 91,064	$ 108,595
Common Share Data					
Basic earnings per share	$ 1.67	$ 1.58	$ 1.26	$ 1.59	$ 1.88
Diluted earnings per share	1.66	1.57	1.26	1.59	1.88
Cash dividends per share	0.92	0.92	0.92	0.92	0.89
Performance Ratios					
Return on average common equity	8.95%	8.79%	7.22%	9.62%	12.02%
Return on average tangible common equity	12.25%	12.31%	10.80%	14.88%	19.17%
Return on average total equity	8.95%	8.79%	7.72%	9.53%	12.02%
Return on average assets	1.11%	1.08%	0.98%	1.01%	1.23%
Net interest margin (fully taxable equivalent)	4.26%	4.41%	4.25%	4.01%	3.91%
Credit Quality Ratios *(1)*					
Net charge-offs/average loans	0.56%	0.95%	1.01%	0.87%	0.23%
Provision for loan losses/average loans	0.49%	0.79%	1.14%	1.09%	0.35%
Nonperforming loans/total loans (incl LHFS*)	1.82%	2.30%	2.16%	1.64%	0.91%
Nonperforming assets/total loans (incl LHFS*) plus ORE**	3.08%	3.64%	3.48%	2.18%	1.02%
Allowance for loan losses/total loans (excl LHFS*)	1.53%	1.54%	1.64%	1.41%	1.13%

December 31,	2011	2010	2009	2008	2007
Consolidated Balance Sheets					
Total assets	$ 9,727,007	$ 9,553,902	$ 9,526,018	$ 9,790,909	$ 8,966,802
Securities	2,526,698	2,318,096	1,917,380	1,802,470	717,441
Loans held for investment and covered loans (incl LHFS*)	6,150,841	6,213,286	6,546,022	6,960,668	7,188,300
Deposits	7,566,363	7,044,567	7,188,465	6,823,870	6,869,272
Common shareholders' equity	1,215,037	1,149,484	1,110,060	973,340	919,636
Preferred shareholder equity	-	-	-	205,126	-
Common Stock Performance					
Market value - close	$ 24.29	$ 24.84	$ 22.54	$ 21.59	$ 25.36
Common book value	18.94	17.98	17.43	16.98	16.06
Tangible common book value	14.18	13.17	12.55	11.49	10.48
Capital Ratios					
Total equity/total assets	12.49%	12.03%	11.65%	12.04%	10.26%
Common equity/total assets	12.49%	12.03%	11.65%	9.94%	10.26%
Tangible equity/tangible assets	9.66%	9.11%	8.67%	9.11%	6.94%
Tangible common equity/tangible assets	9.66%	9.11%	8.67%	6.95%	6.94%
Tangible common equity/risk-weighted assets	13.83%	12.62%	11.55%	9.03%	8.15%
Tier 1 leverage ratio	10.43%	10.14%	9.74%	10.42%	7.86%
Tier 1 common risk-based capital ratio	13.90%	12.87%	11.63%	9.27%	8.25%
Tier 1 risk-based capital ratio	14.81%	13.77%	12.61%	13.01%	9.17%
Total risk-based capital ratio	16.67%	15.77%	14.58%	14.95%	10.93%

(1) - Excludes Covered Assets (Loans and Other Real Estate).
* - LHFS is Loans Held for Sale.
** - ORE is Other Real Estate.

The following unaudited tables represent Trustmark's summary of quarterly operations for the years ended December 31, 2011 and 2010 ($ in thousands except per share data).

2011	1Q	2Q	3Q	4Q
Interest income	$ 97,985	$ 99,402	$ 96,193	$ 98,399
Interest expense	11,610	11,572	10,513	9,341
Net interest income	86,375	87,830	85,680	89,058
Provision for loan losses, excluding covered loans	7,537	8,116	7,978	6,073
Provision for covered loan losses	-	-	-	624
Noninterest income	36,371	46,432	44,272	32,779
Noninterest expense	80,018	81,348	85,481	83,003
Income before income taxes	35,191	44,798	36,493	32,137
Income taxes	11,178	13,196	9,525	7,879
Net income available to common shareholders	$ 24,013	$ 31,602	$ 26,968	$ 24,258
Earnings per common share				
Basic	$ 0.38	$ 0.49	$ 0.42	$ 0.38
Diluted	0.37	0.49	0.42	0.38

2010	1Q	2Q	3Q	4Q
Interest income	$ 103,140	$ 103,128	$ 101,101	$ 100,849
Interest expense	15,722	14,642	13,534	12,297
Net interest income	87,418	88,486	87,567	88,552
Provision for loan losses	15,095	10,398	12,259	11,794
Noninterest income	38,369	44,947	43,979	38,632
Noninterest expense	76,361	84,428	84,423	80,437
Income before income taxes	34,331	38,607	34,864	34,953
Income taxes	10,876	12,446	9,004	9,793
Net income available to common shareholders	$ 23,455	$ 26,161	$ 25,860	$ 25,160
Earnings per common share				
Basic	$ 0.37	$ 0.41	$ 0.40	$ 0.39
Diluted	0.37	0.41	0.40	0.39

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following provides a narrative discussion and analysis of Trustmark Corporation's (Trustmark) financial condition and results of operations. This discussion should be read in conjunction with the consolidated financial statements and the supplemental financial data included elsewhere in this report.

Forward-Looking Statements

Certain statements contained in this Annual Report on Form 10-K constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by words such as "may," "hope," "will," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential," "continue," "could," "future" or the negative of those terms or other words of similar meaning. You should read statements that contain these words carefully because they discuss our future expectations or state other "forward-looking" information. These forward-looking statements include, but are not limited to, statements relating to anticipated future operating and financial performance measures, including net interest margin, credit quality, business initiatives, growth opportunities and growth rates, among other things, and encompass any estimate, prediction, expectation, projection, opinion, anticipation, outlook or statement of belief included therein as well as the management assumptions underlying these forward-looking statements. You should be aware that the occurrence of the events described under the caption Item 1A. Risk Factors, in this report could have an adverse effect on our business, results of operations and financial condition. Should one or more of these risks materialize, or should any such underlying assumptions prove to be significantly different, actual results may vary significantly from those anticipated, estimated, projected or expected.

Risks that could cause actual results to differ materially from current expectations of Management include, but are not limited to, changes in the level of nonperforming assets and charge-offs, local, state and national economic and market conditions, including the extent and duration of the current volatility in the credit and financial markets, changes in our ability to measure the fair value of assets in our portfolio, material changes in the level and/or volatility of market interest rates, the performance and demand for the products and services we offer, including the level and timing of withdrawals from our deposit accounts, the costs and effects of litigation and of unexpected or adverse outcomes in such litigation, our ability to attract noninterest-bearing deposits and other low-cost funds, competition in loan and deposit pricing, as well as the entry of new competitors into our markets through de novo expansion and acquisitions, economic conditions and monetary and other governmental actions designed to address the level and volatility of interest rates and the volatility of securities, currency and other markets, the enactment of legislation and changes in existing regulations, or enforcement practices, or the adoption of new regulations, changes in accounting standards and practices, including changes in the interpretation of existing standards, that affect our consolidated financial statements, changes in consumer spending, borrowings and savings habits, technological changes, changes in the financial performance or condition of our borrowers, changes in our ability to control expenses, changes in our compensation and benefit plans, greater than expected costs or difficulties related to the integration of new products and lines of business, natural disasters, environmental disasters, acts of war or terrorism and other risks described in our filings with the Securities and Exchange Commission.

Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Except as required by law, we undertake no obligation to update or revise any of this information, whether as the result of new information, future events or developments or otherwise.

Executive Overview

While the economy has shown modest signs of improvement, the outlook remains uncertain. Recent indicators of spending, production and job market activity have shown positive trends, however, unemployment remains elevated, the housing sector continues to be depressed and global markets continue to pose a downside risk. Consumer confidence declined in January after back-to-back gains in the final two months of 2011 as consumers' assessment of current business and labor markets turned more pessimistic. Doubts surrounding the current economic recovery are expected to persist for some time, especially as the magnitude of economic distress facing local markets place continued pressure on asset growth, asset quality and earnings, with the potential for undermining the stability of the banking organizations that serve these markets.

The European financial crisis continues to escalate, creating risks and uncertainties affecting the global economy. As global markets react to potential resolutions of the European financial crisis and potential economic policy changes in Europe, assets, liabilities and cash flows with no direct connection to the European Union could be influenced. The potential impact on markets within the United States and on the economic recovery in the United States is difficult to predict. Trustmark has no direct or indirect exposure to any debt of European sovereign and non-sovereign issuers.

Management has continued to carefully monitor the impact of illiquidity in the financial markets, values of securities and other assets, loan performance, default rates and other financial and macro-economic indicators, in order to navigate the challenging economic environment. To reduce exposure to certain loan categories, Management has continued to reduce certain loan classifications, including construction, land development and other land loans and indirect auto loans.

TNB did not make significant changes to its loan underwriting standards during 2011. TNB's willingness to make loans to qualified applicants that meet its traditional, prudent lending standards has not changed. TNB adheres to interagency guidelines regarding concentration limits of commercial real estate loans. As a result of the economic downturn, TNB remains cautious in granting credit involving certain categories of real estate as well as making exceptions to its loan policy.

Management has continued its practice of maintaining excess funding capacity to provide Trustmark with adequate liquidity for its ongoing operations. In this regard, Trustmark benefits from its strong deposit base, its highly liquid investment portfolio and its access to funding from a variety of external funding sources such as upstream Federal funds lines, FHLB advances and brokered deposits.

Critical Accounting Policies

Trustmark's consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP) and follow general practices within the financial services industry. Application of these accounting principles requires management to make estimates, assumptions and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the consolidated financial statements; accordingly, as this information changes, actual financial results could differ from those estimates.

Certain policies inherently have a greater reliance on the use of estimates, assumptions and judgments and, as such, have a greater possibility of producing results that could be materially different than originally reported. These critical accounting policies are described in detail below.

For additional information regarding the accounting policies discussed below, please see the notes to Trustmark's Consolidated Financial Statements set forth in Item 8 – Financial Statements and Supplementary Data.

Allowance for Loan Losses

The allowance for loan losses is established through provisions for estimated loan losses charged against net income. The allowance account is maintained at a level which is believed to be adequate by management based on estimated probable losses within the loan portfolio. Evaluations of the portfolio and individual credits are inherently subjective as they require estimates, assumptions, and judgments as to the facts and circumstances of particular situations. Some of the factors considered, such as amounts and timing of future cash flows expected to be received, may be susceptible to significant change.

Trustmark's allowance methodology is based on guidance provided in SEC Staff Accounting Bulletin (SAB) No. 102, "Selected Loan Loss Allowance Methodology and Documentation Issues," as well as other regulatory guidance. The allowance for loan losses consists of three components: (i) a historical valuation allowance determined in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 450, "Contingencies," based on historical loan loss experience for loans with similar characteristics and trends, (ii) a specific valuation allowance determined in accordance with FASB ASC Topic 310 "Receivables," based on probable losses on specific loans, and (iii) a qualitative risk valuation allowance determined in accordance with FASB ASC Topic 450 based on general economic conditions and other specific internal and external qualitative risk factors. Each of these components calls for estimates, assumptions, and judgments as described below.

Loans-Specific Valuation Allowance

Once a loan is classified, it is subject to periodic review to determine whether or not the loan is impaired. If determined to be impaired, the loan is evaluated using one of the valuation criteria contained in FASB ASC Topic 310. A formal impairment analysis is performed on all non-accrual loans with an outstanding balance of $500,000 or more, and based upon this analysis loans are written-down to net realizable value.

Historical Valuation Allowance

The historical valuation allowance is derived by application of a historical net loss percentage to the outstanding balances of loans contained in designated pools and risk rating categories. Pools are established by grouping credits that display similar characteristics and trends such as commercial loans for working capital purposes and non-working capital purposes, commercial real estate loans (which are further segregated into construction, land, lots and development, owner-occupied and non-owner occupied categories), 1-4 family mortgage loans, and other consumer loans. Loans are further segregated based on Trustmark's internal credit risk rating process that evaluates, among other things: the obligor's ability and willingness to pay, the value of underlying collateral, the ability of guarantors to meet their payment obligations, management experience and effectiveness, and the economic environment and industry in which the borrower operates. The historical net loss percentages, calculated on a quarterly basis, are proportionally distributed to each grade within loan groups based upon degree of risk.

Qualitative Risk Valuation Allowance

The qualitative risk valuation allowance is based on general economic conditions and other internal and external factors affecting the bank as a whole as well as specific loans. Factors considered include the following within the bank's four geographic market regions: the experience, ability, and effectiveness of the bank's lending management and staff; adherence to Trustmark's loans policies, procedures, and internal controls; the volume of other exceptions relating to collateral and financial documentation; concentrations; recent performance trends; regional economic trends; the impact of recent acquisitions; and the impact of significant natural disasters. These factors are evaluated on a quarterly basis with the results incorporated into a "qualitative factor allocation matrix" which is used to establish an appropriate allowance.

During 2009, Trustmark revised its allowance methodology to further segregate the commercial portfolio into 13 distinct pools with similar characteristics based upon the underlying nature or purpose of the loan, collateral, repayment sources, and risk profiles. The methodology was refined again in the first quarter of 2010 to consider these pools separately in the four market regions within which the bank operates. These changes did not result in any material impact to the overall balance of the allowance for loan losses for the relevant period.

A significant shift in one or more factors identified above could result in a material change to Trustmark's allowance for loan losses. For example, if there were changes in one or more of these estimates, assumptions or judgments as they relate to a portfolio of commercial loans, Trustmark could find that it needs to increase the level of future provisions for possible loan losses in respect of that portfolio. Additionally, credit deterioration of specific borrowers due to changes in these factors could cause the risk rating of those borrowers' commercial loans on Trustmark's internal loan grading system to shift to a more severe risk rating. As a result, Trustmark could find that it needs to increase the level of future provisions for possible loan losses in respect of these loans. Given the interdependent and highly factual nature of many of these estimates, assumptions and judgments, it is not possible to provide meaningful quantitative estimates of the impact of any such potential shifts.

Acquired Loans, including Covered Loans

Acquired loans are accounted for under the acquisition method of accounting (formerly the purchase method). The acquired loans are recorded at their estimated fair values as of the acquisition date. Fair value of acquired loans is determined using a discounted cash flow model based on assumptions regarding the amount and timing of principal and interest payments, estimated prepayments, estimated default rates, estimated loss severity in the event of defaults, and current market rates. Estimated credit losses are included in the determination of fair value; therefore, an allowance for loan losses is not recorded on the acquisition date.

Trustmark accounts for acquired loans deemed to be impaired under FASB ASC Topic 310-30, "Loans and Debt Securities Acquired with Deteriorated Credit Quality." An acquired loan is considered impaired when there is evidence of credit deterioration since origination and it is probable at the date of acquisition that Trustmark would be unable to collect all contractually required payments. Acquired loans accounted for under FASB ASC Topic 310-30 are referred to as "acquired impaired loans." Revolving credit agreements such as home equity lines are excluded from acquired impaired loan accounting requirements.

For acquired impaired loans, Trustmark (a) calculates the contractual amount and timing of undiscounted principal and interest payments (the "undiscounted contractual cash flows") and (b) estimates the amount and timing of undiscounted expected principal and interest payments (the "undiscounted expected cash flows"). Under FASB ASC Topic 310-30, the difference between the undiscounted contractual cash flows and the undiscounted expected cash flows is the non-accretable difference. The non-accretable difference represents an estimate of the loss exposure of principal and interest related to the acquired impaired loan portfolio and such amount is subject to change over time based on the performance of such loans.

The excess of expected cash flows at acquisition over the initial fair value of acquired impaired loans is referred to as the "accretable yield" and is recorded as interest income over the estimated life of the loans using the effective yield method if the timing and amount of the future cash flows is reasonably estimable. Improvements in expected cash flows over those originally estimated increase the accretable yield and are recognized as interest income prospectively. Decreases in the amount and changes in the timing of expected cash flows compared to those originally estimated decrease the accretable yield and usually result in a provision for loan losses and the establishment of an allowance for loan losses. The carrying value of acquired impaired loans is reduced by payments received, both principal and interest, and increased by the portion of the accretable yield recognized as interest income.

As required by FASB ASC Topic 310-30, Trustmark periodically re-estimates the expected cash flows to be collected over the life of the acquired impaired loans. If, based on current information and events, it is probable that Trustmark will be unable to collect all cash flows expected at acquisition plus additional cash flows expected to be collected arising from changes in estimate after acquisition, the acquired loans are considered impaired. The decrease in the expected cash flows reduces the carrying value of the acquired loans as well as the accretable yield and results in a charge to income through the provision for loans losses and the establishment of an allowance for loan losses. If, based on current information and events, it is probable that there is a significant increase in the cash flows previously expected to be collected or if actual cash flows are significantly greater than cash flows previously expected, Trustmark will reduce any remaining allowance for loan losses established on the acquired impaired loans for the increase in the present value of cash flows expected to be collected. The increase in the expected cash flows for the acquired impaired loans over those originally estimated at acquisition increases the carrying value of the acquired loans as well as the accretable yield. The increase in the accretable yield is recognized as interest income over the remaining average life of the acquired loans.

Under FASB ASC Topic 310-30, acquired loans are generally considered accruing and performing loans as the loans accrete interest income over the estimated life of the loan when expected cash flows are reasonably estimable. Accordingly, acquired impaired loans that are contractually past due are still considered to be accruing and performing loans as long as the estimated cash flows are received as expected. If the timing and amount of cash flows is not reasonably estimable, the loans may be classified as nonaccrual loans and interest income may be recognized on a cash basis or as a reduction of the principal amount outstanding.

Covered Loans

Loans acquired in an FDIC-assisted transaction and covered under loss-share agreements, such as those acquired from Heritage, are referred to as "covered loans" and are reported separately in Trustmark's consolidated financial statements. The covered loans are recorded at their estimated fair value at the time of acquisition exclusive of the expected reimbursement cash flows from the FDIC.

Covered Other Real Estate

All other real estate acquired in a FDIC-assisted acquisition, such as Heritage, that is subject to a FDIC loss-share agreement is referred to as "covered other real estate" and reported separately in Trustmark's consolidated balance sheets. Covered other real estate is reported exclusive of expected reimbursement cash flows from the FDIC. Foreclosed covered loan collateral is transferred into covered other real estate at the collateral's net realizable value, less estimated selling costs.

Covered other real estate is initially recorded at its estimated fair value on the acquisition date based on similar market comparable valuations less estimated selling costs. Any subsequent valuation adjustments due to declines in fair value are charged to noninterest expense, and are mostly offset by noninterest income representing the corresponding increase to the FDIC indemnification asset for the offsetting loss reimbursement amount. Any recoveries of previous valuation adjustments are credited to noninterest expense with a corresponding charge to noninterest income for the portion of the recovery that is due to the FDIC.

FDIC Indemnification Asset

Trustmark has elected to account for amounts receivable under the loss-share agreement as an indemnification asset in accordance with FASB ASC Topic 805, "Business Combinations." The FDIC indemnification asset is initially recorded at fair value, based on the discounted value of expected future cash flows under the loss-share agreement. The difference between the present value at acquisition date and the undiscounted cash flows Trustmark expects to collect from the FDIC is accreted into noninterest income over the life of the FDIC indemnification asset. The FDIC indemnification asset is presented net of any true-up provision due to the FDIC at the termination of the loss-share agreement. Please refer to Note 2 – Business Combinations in Item 8 – Financial Statements and Supplementary Data for additional information regarding the FDIC true-up provision under the loss-share agreement.

The FDIC indemnification asset is revalued concurrent with the loan re-estimation and adjusted for any changes in expected cash flows based on recent performance and expectations for future performance of covered loans and covered other real estate. These adjustments are measured on the same basis as the related covered loans and covered other real estate. Increases in the cash flow of the covered loans and covered other real estate over those expected reduce the FDIC indemnification asset, and decreases in the cash flow of the covered loans and covered other real estate under those expected increase the FDIC indemnification asset. Increases and decreases to the FDIC indemnification asset are recorded as adjustments to noninterest income.

Mortgage Servicing Rights

Trustmark recognizes as an asset the rights to service mortgage loans for others (mortgage servicing rights, or MSR) with respect to loans originated by Trustmark or acquired through its wholesale network. Trustmark carries MSR on its balance sheet at fair value.

Trustmark determines the fair value of MSR using a valuation model that calculates the present value of estimated future net servicing income. The model incorporates assumptions that market participants use in estimating future net servicing income, including estimates of prepayment speeds, discount rate, default rates, cost to service (including delinquency and foreclosure costs), escrow account earnings, contractual servicing fee income, ancillary income and late fees.

To reduce the sensitivity of earnings to interest rate fluctuations, Trustmark utilizes exchange-traded derivative instruments such as Treasury note futures contracts and exchange-traded options to achieve a fair value return that offsets the changes in fair value of MSR attributable to interest rates, depending on the amount of MSR hedged. From time to time, Trustmark may choose not to fully hedge the MSR, partly because origination volume tends to act as a natural hedge. For example, as interest rates decline, the fair value of the MSR generally decreases and fees from new originations tend to increase. Conversely, as interest rates increase, the fair value of the MSR generally increases, while fees from new originations tend to decline.

Trustmark utilizes a dynamic and sophisticated model, administered by a third party, to estimate the fair value of its MSR. Management reviews all significant assumptions quarterly. Mortgage loan prepayment speed, a key assumption in the model, is the annual rate at which borrowers are forecasted to repay their mortgage loan principal. The discount rate used to determine the present value of estimated future net servicing income, another key assumption in the model, is an estimate of the required rate of return investors in the market would require for an asset with similar risk. Both assumptions can, and generally will, change as market conditions and interest rates change.

By way of example, an increase in either the prepayment speed or discount rate assumption will result in a decrease in the fair value of the MSR, while a decrease in either assumption will result in an increase in the fair value of the MSR. In recent years, there have been significant market-driven fluctuations in loan prepayment speeds and discount rates. These fluctuations can be rapid and may continue to be significant. Therefore, estimating prepayment speed and/or discount rates within ranges that market participants would use in determining the fair value of MSR requires significant management judgment.

At December 31, 2011, the MSR fair value was approximately $43.3 million. The impact on the MSR fair value of a 10% adverse change in prepayment speed or a 100 basis point increase in discount rate at December 31, 2011, would be a decline in fair value of approximately $1.7 million and $707 thousand, respectively. Changes of equal magnitude in the opposite direction would produce increases in fair value in the same respective amounts.

Goodwill and Identifiable Intangible Assets

Trustmark records all assets and liabilities acquired in purchase acquisitions, including goodwill and other intangible assets, at fair value as required by FASB ASC Topic 805, "Business Combinations." The carrying amount of goodwill at December 31, 2011 totaled $246.7 million for the General Banking segment and $44.4 million for the Insurance segment, a consolidated total of $291.1 million. Trustmark's goodwill is not amortized but is subject to annual tests for impairment or more often if events or circumstances indicate it may be impaired. Trustmark's identifiable intangible assets, which totaled $14.1 million at December 31, 2011, are amortized over their estimated useful lives and are subject to impairment tests if events or circumstances indicate a possible inability to realize the carrying amount.

The initial recording and subsequent impairment testing of goodwill requires subjective judgments concerning estimates of the fair value of the acquired assets. The goodwill impairment test is performed in two phases. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure must be performed. That additional procedure, or a second step, compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. An impairment loss would be recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. Trustmark performed an annual impairment test of goodwill for reporting units contained in both the General Banking and Insurance segments as of October 1, 2011, 2010, and 2009, respectively, which indicated that no impairment charge was required. The impairment test for the General Banking reporting unit utilized valuations based on comparable deal values for financial institutions while the test for the Insurance reporting unit utilizes varying valuation scenarios for the multiple of earnings before interest, income taxes, depreciation and amortization (EBITDA) method based on recent acquisition activity. The analysis indicated that the Insurance Division's fair value increased to 110.7% of book value at October 1, 2011, compared with 104.6% at October 1, 2010. Based on this analysis, Trustmark concluded that no impairment charge was required. Significant changes in future profitability and value of our reporting units could affect Trustmark's impairment evaluation.

The carrying amount of Trustmark's identifiable intangible assets subject to amortization is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition. That assessment shall be based on the carrying amount of the intangible assets subject to amortization at the date it is tested for recoverability. Intangible assets subject to amortization shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

Fair value may be determined using market prices, comparison to similar assets, market multiples and other determinants. Factors that may significantly affect the estimates include, among others, competitive forces, customer behavior and attrition, changes in revenue growth trends and specific industry or market sector conditions. Other key judgments in accounting for intangibles include determining the useful life of the particular asset and classifying assets as either goodwill (which does not require amortization) or identifiable intangible assets (which does require amortization).

Other Real Estate Owned

Other real estate owned, consisting of assets that have been acquired through foreclosure, is recorded at the lower of cost or estimated fair value less the estimated cost of disposition. Fair value is based on independent appraisals and other relevant factors. Other real estate owned is revalued on an annual basis or more often if market conditions necessitate. Valuation adjustments required at foreclosure are charged to the allowance for loan losses. Subsequent to foreclosure, losses on the periodic revaluation of the property are charged to net income as ORE/Foreclosure expense. Significant judgments and complex estimates are required in estimating the fair value of other real estate, and the period of time within which such estimates can be considered current is significantly shortened during periods of market volatility, as experienced in recent years. As a result, the net proceeds realized from sales transactions could differ significantly from appraisals, comparable sales, and other estimates used to determine the fair value of other real estate.

Defined Benefit Plans

Trustmark's plan assets, projected benefit liabilities and pension cost are determined utilizing actuarially-determined present value calculations. The valuation of the projected benefit obligation and net periodic pension expense for Trustmark's plans (Capital Accumulation Plan and Supplemental Retirement Plan) requires Management to make estimates regarding the amount and timing of expected cash outflows. Several variables affect these calculations, including (i) size and characteristics of the associate population, (ii) discount rate, (iii) expected long-term rate of return on plan assets and (iv) recognition of actual returns on plan assets. Below is a brief description of these variables and the effect they have on pension cost.

- Population and Characteristics of Associates. Pension cost is directly related to the number of associates covered by the plan and characteristics such as salary, age, years of service and benefit terms. In an effort to control expenses, the Board voted to freeze plan benefits effective May 15, 2009. Individuals will not earn additional benefits, except for interest as required by the IRS regulations, after the effective date. Associates will retain their previously earned pension benefits. At December 31, 2011, the pension plan census totaled 2,709 associates.

- Discount Rate. The discount rate utilized in determining the present value of the future benefit obligation is currently 4.00%. The discount rate for each plan is determined by matching the expected cash flows of each plan to a yield curve based on long term, high quality fixed income debt instruments available as of the measurement date (December 31, 2011). The discount rate is reset annually on the measurement date to reflect current economic conditions. If Trustmark assumes a 1.00% increase or decrease in the discount rate for Trustmark's defined benefit plans and kept all other assumptions constant, the benefit cost associated with these plans would decrease or increase by approximately $825 thousand and $953 thousand, respectively.

- Expected Long-Term Rate of Return on Plan Assets. Based on historical experience and market projection of the target asset allocation set forth in the investment policy for the Capital Accumulation Plan, the current pre-tax expected rate of return on the plan assets is 8%. This expected rate of return is dependent upon the asset allocation decisions made with respect to plan assets. Annual differences, if any, between expected and actual return are included in the unrecognized net actuarial gain or loss amount. Trustmark generally amortizes any cumulative unrecognized net actuarial gain or loss in excess of 10% of the greater of the projected benefit obligation or the fair value of the plan assets. If Trustmark assumes a 1.00% increase or decrease in the expected long-term rate of return for the Capital Accumulation Plan, holding all other actuarial assumptions constant, the pension cost would decrease or increase by approximately $736 thousand.

- Recognition of Actual Asset Returns. Trustmark utilizes the provision of FASB ASC Topic 715, which allow for the use of asset values that smoothes investment gains and losses over a period of up to five years. This could partially mitigate the impact of short-term gains or losses on reported net income.

- Other Actuarial Assumptions. To estimate the projected benefit obligation, actuarial assumptions are required to be made by Management, including mortality rate, retirement rate, disability rate and the rate of compensation increases. These factors do not change significantly over time, so the range of assumptions and their impact on net periodic pension expense is generally limited.

Contingent Liabilities

Trustmark estimates contingent liabilities based on Management's evaluation of the probability of outcomes and their ability to estimate the range of exposure. As stated in FASB ASC Topic 450, a liability is contingent if the amount is not presently known but may become known in the future as a result of the occurrence of some uncertain future event. Accounting standards require that a liability be recorded if Management determines that it is probable that a loss has occurred, and the loss can be reasonably estimated. It is implicit in this standard that it must be probable that the loss will be confirmed by some future event. As part of the estimation process, Management is required to make assumptions about matters that are, by their nature, highly uncertain. The assessment of contingent liabilities, including legal contingencies and income tax liabilities, involves the use of critical estimates, assumptions and judgments. Management's estimates are based on their belief that future events will validate the current assumptions regarding the ultimate outcome of these exposures. However, there can be no assurance that future events, such as court decisions or Internal Revenue Service positions, will not differ from Management's assessments. Whenever practicable, Management consults with outside experts (attorneys, consultants, claims administrators, etc.) to assist with the gathering and evaluation of information related to contingent liabilities.

Recent Legislative and Regulatory Developments

On July 21, 2010, President Obama signed the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) into law. The Dodd-Frank Act represents very broad and complex legislation that enacts sweeping changes to the financial services industry that will have significant regulatory and legal consequences for banks now and for years to come. The more significant provisions of the Dodd-Frank Act include the following:

- Created the Financial Stability Oversight Council (FSOC), which will identify, monitor and address systemic risks posed by large and complex banks and nonbank entities as well as certain products and services. To date, the FSOC has been engaged in rulemaking with respect to financial market utilities and nonbank financial companies.
- Requires application of the same leverage and risk-based capital requirements that apply to insured depository institutions to most bank holding companies. These rules will be phased in from January 1, 2013 to January 1, 2016.
- Changes the assessment base for federal deposit insurance from the amount of insured deposits to average consolidated assets less average tangible equity. The Dodd-Frank Act increases the minimum reserve ratio for the Deposit Insurance Fund from 1.15% to 1.35% of estimated insurable deposits, or the comparable percentage of the assessment base by September 30, 2020. The FDIC must offset the effect of the increase in the minimum reserve ratio on insured depository institutions with total consolidated assets of less than $10 billion. The FDIC issued a final rule changing its assessment formula effective April 1, 2011.
- Makes permanent the $250,000 limit for federal deposit insurance and provides unlimited federal deposit insurance until December 31, 2012 for noninterest-bearing demand transaction accounts at all insured depository institutions.
- Directs the Federal banking regulatory agencies to make capital requirements countercyclical – meaning that additional capital will be required in times of economic expansion, but less capital will be required during periods of economic downturn.
- Requires a bank holding company to be well-capitalized and well-managed in order to be approved for an interstate bank acquisition. In addition, the appropriate federal banking agency must determine that the resulting bank will continue to be well-capitalized and well-managed after the transaction.
- Repeals the prohibition on payments of interest by banks on demand deposit accounts held by businesses; this provision became effective, and was implemented through federal rulemakings effective on July 21, 2011.
- Imposes comprehensive regulation of the over-the-counter derivatives market, which includes certain provisions that would effectively prohibit insured depository institutions from conducting certain derivatives businesses in the institution itself.
- Implements structural changes in the issuance of certain asset-backed securities to require risk retention by securitizers and originators at a default level of up to 5% to promote the credit quality of the assets being securitized. In April 2011, the federal banking agencies jointly proposed rules for notice and comment.
- Implements corporate governance revisions intended to enhance shareholder understanding of executive compensation, to impose independence standards upon outside compensation consultants and to increase shareholder involvement in the compensation process. These requirements are being implemented through SEC rulemakings, certain of which have become effective. Also provides that federal bank regulators shall issue enhanced reporting requirements for incentive-based compensation of any "covered financial institution," and that federal bank regulators shall prescribe regulations prohibiting any incentive-based payment arrangement that encourages inappropriate risk-taking by the covered financial institution by paying any executive officer, employee, director or principal shareholder of the covered financial institution "excessive compensation, fees, or benefits" or that "could lead to material loss to the covered financial institution." The federal bank regulators have proposed rules to implement these requirements, but they have not yet become effective.
- Centralizes responsibility for consumer financial protection by creation of the Consumer Financial Protection Bureau (CFPB), which, effective July 21, 2011, is responsible for issuing rules, orders and guidance implementing federal consumer financial laws. If and when the bank's consolidated assets exceed $10.0 billion, the CFPB will become the primary federal

consumer financial protection regulator of the bank and the exclusive such regulator for all of its affiliates providing covered products and services. Until that time, the CFPB will have limited jurisdiction over the bank and its affiliate's operations, with the exclusive enforcement authority resting with the bank's primary federal banking regulator, and the CFPB's role limited to requiring reports and participating in examinations with the primary federal banking regulator.

- Amends the Electronic Fund Transfer Act to authorize the Federal Reserve to issue regulations regarding any interchange fee that an issuer may receive or charge for an electronic debit card transaction. Requires that fees must be reasonable and proportional to the cost incurred by the issuer with respect to the transaction. On June 29, 2011, the Federal Reserve issued a final rule implementing this provision, which took effect on October 1, 2011. On July 12, 2011, the Federal Reserve issued a list of banking organizations subject to and exempt from the new restrictions based on their December 31, 2010 asset levels. Trustmark has been classified as exempt. The Federal Reserve plans to update this list annually based on year-end asset levels.
- Increases the potential for state intervention in the operations of federally chartered depository institutions by narrowing the circumstances in which preemption of state law may apply and by providing statutory recognition of a role for state law enforcement authorities in regard to federally chartered depository institutions. On July 20, 2011, the OCC issued a final rule revising its preemption rules in light of the new law.
- Implements mortgage reforms by including provisions which require mortgage originators to act in the best interests of consumers and to take steps to seek to ensure that consumers will have the capability to repay loans that they obtain. Also creates incentives for lenders to offer loans that better protect the interests of consumers and provide additional protection for borrowers under high cost loans.
- Adopts the so-called Volcker Rule, which bans depository institutions and their affiliates (banking entities) from engaging in proprietary trading and sponsoring or investing in hedge funds and private equity funds. On October 11, 2011, certain of the federal banking agencies released proposed regulations interpreting the Volcker Rule; full conformity with the Volcker Rule's requirements is expected by mid-July 2014. As part of these rules, banking entities (including Trustmark) will be required to put in place detailed compliance programs.

As the Dodd-Frank Act continues to turn into specific regulatory requirements, there will be further business impacts across a myriad of industries, not just banking. Some of those impacts are readily anticipated such as the change to interchange fees, which can be found in the Bank Card and Other Fees section of Noninterest Income found later in this document. However, other impacts are subtle and do not stem directly from language in the new law. Many of these more subtle impacts will likely only emerge after months and perhaps years of further analysis and evaluation. In addition, certain provisions that affect deposit insurance assessments, payment of interest on demand deposits and interchange fees could increase the costs associated with deposits as well as place limitations on certain revenues those deposits may generate. Finally, implementation of certain significant provisions of the Dodd-Frank Act will continue to occur over a multi-year period. Because many aspects of the Dodd-Frank Act are subject to further rulemaking and will take effect over several years, it is difficult to anticipate the potential impact on Trustmark and its customers. It is clear, however, that the implementation of the Dodd-Frank Act will require Management to invest significant time and resources to evaluate the potential impact of this Act. Management will continue to evaluate this impact as more details regarding the implementation of these provisions become available.

In addition, Trustmark's regulatory capital and liquidity requirements may be increased due to planned revisions to the existing Basel Accords (Basel III). These revisions, once finalized, will need to be implemented by U.S. bank regulators before they become binding upon Trustmark, and there is no certainty when this will occur or what form the final revisions will take. It is likely, however, that once implemented, all banking organizations subject to Basel III, including Trustmark, will be required to hold a greater amount of capital, and a greater amount of common equity, than they are currently required to hold.

Financial Highlights

Net income available to common shareholders totaled $106.8 million for the year ended December 31, 2011, compared with $100.6 million for 2010 and $73.0 million for 2009. For 2011, Trustmark's basic earnings per common share were $1.67 compared with $1.58 for 2010 and $1.26 for 2009. Diluted earnings per share were $1.66 for 2011, $1.57 for 2010 and $1.26 for 2009. At December 31, 2011, Trustmark reported gross loans, including loans held for sale and covered loans, of $6.151 billion, total assets of $9.727 billion, total deposits of $7.566 billion and total shareholders' equity of $1.215 billion. Trustmark's financial performance for 2011 resulted in a return on average tangible common shareholders' equity of 12.25%, a return on common equity of 8.95% and a return on assets of 1.11%. These compared with 2010 ratios of 12.31% for return on average tangible common shareholders' equity, 8.79% for return on common equity and 1.08% for return on assets, while in 2009 the return on average tangible common shareholders' equity was 10.80%, the return on common equity was 7.22% and the return on assets was 0.98%.

Net income available to common shareholders for 2011 increased $6.2 million, or 6.2%, compared to 2010. The increase was primarily the result of a decline in the loan loss provision, excluding covered loans, of $19.8 million. The increase in net income available to common shareholders was partially offset by a decline in noninterest income of $6.1 million predominantly due to decreases in service charges on deposit accounts and mortgage banking, net. The growth in noninterest expense of $4.2 million, which primarily resulted from increased loan expenses, also offset the increase in the net income available to common shareholders. For additional information on the changes in noninterest income and noninterest expense, please see accompanying sections included in Results of Operations. These amounts have not been adjusted for the acquisition of the Heritage Banking Group (Heritage) which is discussed below.

Trustmark's 2011 provision for loan losses, excluding covered loans, totaled $29.7 million, a decrease of $19.8 million when compared to 2010, while total net charge-offs decreased to $33.7 million during 2011, compared to $59.7 million for 2010 and $68.4 million for 2009. Total nonperforming assets, excluding covered assets (loans and other real estate), were $189.5 million at December 31, 2011, a decrease of $40.1 million compared to December 31, 2010. In addition, the percentage of loans that are 30 days or more past due and nonaccrual loans fell in 2011 to 3.23% compared to 3.46% in 2010 and 4.49% for 2009. The decline in 2011 exhibits the improvement in Trustmark's credit quality as significant progress was made in the resolution of credit issues in the Florida market.

On April 15, 2011, TNB acquired the banking operations of Heritage in a FDIC-assisted transaction. Substantially all loans and other real estate acquired are covered by a loss-share agreement in which the FDIC will reimburse Trustmark for 80% of losses incurred. At December 31, 2011, the carrying value of loans and deposits acquired was $81.2 million and $149.9 million, respectively. Earnings reflect $6.5 million contributed by Heritage and include a nonrecurring bargain purchase gain of $4.6 million after-tax, or approximately $0.07 per share, and other operating net income of approximately $1.9 million, or approximately $0.03 per share.

Because of the loss protection provided by the FDIC, the risk characteristics of the Heritage loans and other real estate covered by the loss-share agreement are significantly different from those assets not covered by this agreement. As a result, Trustmark will refer to loans and other real estate subject to the loss-share agreement as "covered" while loans and other real estate that are not subject to the loss-share agreement will be referred to as "excluding covered."

An acceleration or significantly extended deterioration in loan performance and default levels, a significant increase in foreclosure activity, a material decline in the value of Trustmark's assets (including loans and investment securities), or any combination of more than one of these trends could have a material adverse effect on Trustmark's financial condition or results of operations.

Significant Nonrecurring Transactions

Presented below are adjustments to net income as reported in accordance with U.S. GAAP resulting from significant nonrecurring items occurring during the periods presented. Management believes this information will help readers compare Trustmark's current results to those of prior periods as presented in the accompanying selected financial data table ($ in thousands, except for per share amounts) and the audited consolidated financial statements. Readers are cautioned that these adjustments are not permitted under GAAP. Trustmark encourages readers to consider its audited consolidated financial statements and the notes related thereto, included in Item 8 – Financial Statements and Supplementary Data of this report, in their entirety, and not to rely on any single financial measure.

	Years Ended December 31,					
	2011		2010		2009	
	Amount	Diluted EPS	Amount	Diluted EPS	Amount	Diluted EPS
Net Income available to common shareholders (GAAP)	$ 106,841	$ 1.663	$ 100,636	$ 1.571	$ 73,049	$ 1.261
Significant nonrecurring transactions (net of taxes):						
Bargain purchase gain on acquisition	(4,604)	(0.072)	-	-	-	-
Acquisition termination fee, net of expenses	-	-	(811)	(0.013)	-	-
Accelerated preferred stock accretion	-	-	-	-	8,234	0.142
FDIC special assessment	-	-	-	-	2,700	0.047
Capital accumulation plan curtailment gain	-	-	-	-	(1,169)	(0.020)
	(4,604)	(0.072)	(811)	(0.013)	9,765	0.169
Net Income available to common shareholders adjusted for significant nonrecurring transactions (Non-GAAP)	$ 102,237	$ 1.591	$ 99,825	$ 1.558	$ 82,814	$ 1.430

Bargain Purchase Gain on Acquisition

Under current accounting rules, TNB recorded a pretax bargain purchase gain of $7.5 million as a result of the Heritage acquisition during the second quarter of 2011. The bargain purchase gain represents the net of the estimated fair value of the assets acquired and liabilities assumed and is influenced significantly by the FDIC-assisted transaction process. Under the FDIC-assisted transaction process, only certain assets and liabilities are transferred to the acquirer and, depending on the nature and amount of the acquirer's bid, the FDIC may be required to make a cash payment to the acquirer. The gain was recognized as other noninterest income in Trustmark's consolidated statements of income for the year ended December 31, 2011.

Acquisition Termination Fee, Net of Expenses

On September 21, 2010, Trustmark and Cadence Financial Corporation (Cadence), a Mississippi corporation with assets of $1.9 billion at June 30, 2010, entered into an Agreement and Plan of Reorganization (Agreement) pursuant to which Cadence agreed to merge with and into Trustmark (the Merger). The Agreement contemplated that Cadence's wholly-owned banking subsidiary, Cadence Bank, N.A., would be merged with and into TNB immediately following the Merger. On October 6, 2010, Trustmark received notice that the board of directors of Cadence had accepted another acquisition proposal and terminated the Agreement with Trustmark dated September 21, 2010. This action triggered a termination fee of $2.0 million from Cadence, which was recognized in other noninterest income and was offset by direct expenses of $687 thousand included in other noninterest expense.

Accelerated Preferred Stock Accretion

On December 9, 2009, Trustmark completed the repurchase of its 215,000 shares of Senior Preferred Stock from the Treasury at a purchase price of $215.0 million plus a final accrued dividend of $716.7 thousand. The repurchase of the Senior Preferred Stock resulted in a one-time, non-cash charge of $8.2 million to net income available to common shareholders in Trustmark's 2009 financial statements for the unaccreted discount recorded at the date of issuance of the Senior Preferred Stock.

FDIC Special Assessment

In May 2009, the FDIC adopted a final rule imposing a five basis point special assessment on each insured depository institution's assets minus Tier 1 capital as of June 30, 2009. This special assessment was implemented in light of the FDIC's projections of a substantially higher rate of institution failures during 2009 and in the next few years, which would create a significant decrease in the reserve ratio of the Deposit Insurance Fund. Trustmark's special assessment resulted in an after-tax expense of $2.7 million.

Capital Accumulation Plan Curtailment Gain

In an effort to control expenses, Trustmark's Board voted to freeze plan benefits of the Capital Accumulation Plan effective May 15, 2009. During 2009, Trustmark recorded an after-tax curtailment gain of $1.2 million as a result of the freeze in plan benefits due to the recognition of the prior service credits previously included in accumulated other comprehensive income (loss).

Government Programs

During 2009, Trustmark participated in two government programs. The first was the Troubled Assets Relief Program Capital Purchase Program (TARP CPP) sponsored by the Treasury, and the second was the Term Auction Facility (TAF) sponsored by the Federal Reserve Bank of New York. During the fourth quarter of 2009, Trustmark repurchased the Senior Preferred Stock and Warrant from the Treasury, which ended its involvement in the TARP CPP. In addition, at December 31, 2009, Trustmark no longer participated in TAF in favor of other funding sources and had no TAF borrowings outstanding. During 2010, the TAF program was terminated by the Federal Reserve Bank of New York.

Non-GAAP Financial Measures

In addition to capital ratios defined by GAAP and banking regulators, Trustmark utilizes various tangible common equity measures when evaluating capital utilization and adequacy. Tangible common equity, as defined by Trustmark, represents common equity less goodwill and identifiable intangible assets.

Trustmark believes these measures are important because they reflect the level of capital available to withstand unexpected market conditions. Additionally, presentation of these measures allows readers to compare certain aspects of Trustmark's capitalization to other organizations. These ratios differ from capital measures defined by banking regulators principally in that the numerator excludes shareholders' equity associated with preferred securities, the nature and extent of which varies across organizations.

These calculations are intended to complement the capital ratios defined by GAAP and banking regulators. Because GAAP does not include these capital ratio measures, Trustmark believes there are no comparable GAAP financial measures to these tangible common equity ratios. Despite the importance of these measures to Trustmark, there are no standardized definitions for them and, as a result, Trustmark's calculations may not be comparable with other organizations. Also there may be limits in the usefulness of these measures to investors. As a result, Trustmark encourages readers to consider its audited consolidated financial statements and the notes related thereto in their entirety and not to rely on any single financial measure. The following table reconciles Trustmark's calculation of these measures to amounts reported under GAAP.

In addition, Trustmark presents in this report a table which illustrates the impact of significant nonrecurring transactions on net income available to common shareholders as reported under GAAP. For this table, please see Financial Highlights – Significant Nonrecurring Transactions shown above.

Reconciliation of Non-GAAP Financial Measures
($ in thousands, except per share data)

		Years Ended December 31,		
		2011	2010	2009
TANGIBLE COMMON EQUITY				
AVERAGE BALANCES				
Total shareholders' equity		$ 1,194,273	$ 1,144,481	$ 1,205,642
Less: Preferred stock		-	-	(193,616)
Total average common equity		1,194,273	1,144,481	1,012,026
Less: Goodwill		(291,104)	(291,104)	(291,104)
Identifiable intangible assets		(15,464)	(18,149)	(21,920)
Total average tangible common equity		$ 887,705	$ 835,228	$ 699,002
PERIOD END BALANCES				
Total shareholders' equity		$ 1,215,037	$ 1,149,484	$ 1,110,060
Less: Goodwill		(291,104)	(291,104)	(291,104)
Identifiable intangible assets		(14,076)	(16,306)	(19,825)
Total tangible common equity	**(a)**	$ 909,857	$ 842,074	$ 799,131
TANGIBLE ASSETS				
Total assets		$ 9,727,007	$ 9,553,902	$ 9,526,018
Less: Goodwill		(291,104)	(291,104)	(291,104)
Identifiable intangible assets		(14,076)	(16,306)	(19,825)
Total tangible assets	**(b)**	$ 9,421,827	$ 9,246,492	$ 9,215,089
Risk-weighted assets	**(c)**	$ 6,576,953	$ 6,672,174	$ 6,918,802
NET INCOME ADJUSTED FOR INTANGIBLE AMORTIZATION				
Net income available to common shareholders		$ 106,841	$ 100,636	$ 73,049
Plus: Intangible amortization net of tax		1,945	2,173	2,469
Net income adjusted for intangible amortization		$ 108,786	$ 102,809	$ 75,518
Period end common shares outstanding	**(d)**	64,142,498	63,917,591	63,673,839
TANGIBLE COMMON EQUITY MEASUREMENTS				
Return on average tangible common equity [1]		12.25%	12.31%	10.80%
Tangible common equity/tangible assets	**(a)/(b)**	9.66%	9.11%	8.67%
Tangible common equity/risk-weighted assets	**(a)/(c)**	13.83%	12.62%	11.55%
Tangible common book value	**(a)/(d)*1,000**	$ 14.18	$ 13.17	$ 12.55
TIER 1 COMMON RISK-BASED CAPITAL				
Total shareholders' equity		$ 1,215,037	$ 1,149,484	$ 1,110,060
Eliminate qualifying AOCI		(3,121)	11,426	1,624
Qualifying tier 1 capital		60,000	60,000	68,000
Disallowed goodwill		(291,104)	(291,104)	(291,104)
Adj to goodwill allowed for deferred taxes		11,625	10,215	8,805
Other disallowed intangibles		(14,076)	(16,306)	(19,825)
Disallowed servicing intangible		(4,327)	(5,115)	(5,051)
Total tier 1 capital		$ 974,034	$ 918,600	$ 872,509
Less: Qualifying tier 1 capital		(60,000)	(60,000)	(68,000)
Total tier 1 common capital	**(e)**	$ 914,034	$ 858,600	$ 804,509
Tier 1 common risk-based capital ratio	**(e)/(c)**	13.90%	12.87%	11.63%

[1] Calculation = net income adjusted for intangible amortization/total average tangible common equity

Results of Operations

Net Interest Income

Net interest income is the principal component of Trustmark's income stream and represents the difference, or spread, between interest and fee income generated from earning assets and the interest expense paid on deposits and borrowed funds. Fluctuations in interest rates, as well as volume and mix changes in earning assets and interest-bearing liabilities, can materially impact net interest income. The net interest margin (NIM) is computed by dividing fully taxable equivalent net interest income by average interest-earning assets and measures how effectively Trustmark utilizes its interest-earning assets in relationship to the interest cost of funding them. The accompanying Yield/Rate Analysis Table shows the average balances for all assets and liabilities of Trustmark and the interest income or expense associated with earning assets and interest-bearing liabilities. The yields and rates have been computed based upon interest income and expense adjusted to a fully taxable equivalent (FTE) basis using a 35% federal marginal tax rate for all periods shown. Loans on nonaccrual have been included in the average loan balances, and interest collected prior to these loans having been placed on nonaccrual has been included in interest income. Loan fees included in interest associated with the average loan balances are immaterial.

As previously discussed, Trustmark (through TNB) acquired Heritage during the second quarter of 2011. This acquisition resulted in additional net interest income of $8.7 million during 2011, and year to date growth in both average interest-earning assets and average interest-bearing liabilities of $59.7 million and $106.6 million, respectively, which are included in the current year balances shown in the following three paragraphs.

Net interest income-FTE during 2011 decreased $1.9 million, or 0.5%, when compared with 2010. The net interest margin decreased 15 basis points to 4.26% during 2011 when compared with 2010. During 2011, net interest income-FTE included $3.8 million associated with the re-estimation of cash flows required by FASB ASC 310-30 accounting guidelines. This re-estimation increased the yield on loans and earning assets by 6 basis points and 4 basis points, respectively. Excluding this adjustment, the core net interest margin for year ended December 31, 2011, equaled 4.21%. The decline in the core net interest margin during 2011 is primarily a result of a downward repricing of fixed rate assets, accelerated premium amortization within the investment portfolio and changes to Trustmark's asset mix as lower yielding securities supplemented declines in higher yielding loan products. The impact of this was partially offset by declines in deposit costs, mostly within certificates of deposits and high yield money market accounts.

Average interest-earning assets for 2011 were $8.534 billion compared with $8.287 billion for 2010, an increase of $247.2 million. The growth in average earning assets was due to an increase in average total securities of $443.4 million, or 22.7%, during 2011. The increase in securities was partially offset by a decrease in average total loans (including covered loans) of $191.6 million, or 3.0%, during 2011. This decrease reflects Trustmark's on-going efforts to reduce exposure to construction and land development lending, the decision in prior years to discontinue indirect auto financing, as well as limited demand for loans. The overall yield on securities decreased 87 basis points when compared with 2010 due to run-off of higher yielding securities replaced at lower yields as well as accelerated premium amortization driven by a decline in interest rates. During 2011, interest and fees on loans-FTE decreased $13.7 million, or 4.1%, due to lower average loan balances while the yield on loans fell slightly to 5.26% compared to 5.32% during 2010. As a result of these factors, interest income-FTE decreased $15.1 million, or 3.6%, when 2011 is compared with 2010. The impact of these changes is also illustrated by the decline in the yield on total earning assets, which fell from 5.09% in 2010 to 4.76% in 2011, a decrease of 33 basis points.

Average interest-bearing liabilities for 2011 totaled $6.527 billion compared with $6.445 billion for 2010, a slight increase of $82.2 million, or 1.3%. During 2011, average interest-bearing deposits increased $249.3 million, or 4.5%, while the combination of federal funds purchased, securities sold under repurchase agreements and other borrowings decreased by $167.1 million, or 17.9%. The overall yield on interest-bearing liabilities declined 21 basis points during 2011 when compared with 2010, primarily due to a reduction in the costs of certificates of deposit and high yield money market accounts. As a result of these factors, total interest expense for 2011 decreased $13.2 million, or 23.4%, when compared with 2010.

Net interest income-FTE for 2010 remained relatively flat when compared with 2009. Lower average earning asset balances coupled with a gradual downward repricing of Trustmark's long-term fixed rate assets were mostly offset by an effort to reduce higher cost certificates of deposit along with prudent loan pricing, including the use of interest rate floors in the pricing of commercial loans. The combination of these factors resulted in a NIM of 4.41% during 2010, a 16 basis point increase when compared with 2009.

Average interest-earning assets for 2010 were $8.287 billion, compared with $8.570 billion for 2009, a decrease of $282.9 million. This decline was primarily due to a decrease in average total loans of $488.3 million, or 7.2%, during 2010. This decrease reflects Trustmark's on-going efforts to reduce exposure to construction and land development lending, the decision in prior years to discontinue indirect auto financing, as well as limited demand for loans. During 2010, interest and fees on loans-FTE decreased $26.8 million, or 7.4%, due to lower average loan balances while the yield on loans fell slightly to 5.32% compared to 5.33% during 2009. Average total securities increased $215.2 million, or 12.4%, during 2010 when compared with 2009. The overall yield on securities decreased 73 basis points when compared with 2009 due to the run-off of higher yielding securities replaced at lower yields. As a result of these factors, interest income-FTE decreased $30.1 million, or 6.7%, when 2010 is compared with 2009. The impact of these changes is also illustrated by the decline in the yield on total earning assets, which fell from 5.27% in 2009 to 5.09% in 2010, a decrease of 18 basis points.

Average interest-bearing liabilities for 2010 totaled $6.445 billion compared with $6.673 billion in 2009, a decrease of $228.1 million, or 3.4%. During 2010, average interest-bearing deposits increased $24.5 million, or 0.4%, while the combination of federal funds purchased, securities sold under repurchase agreements and other borrowings decreased by $252.7 million, or 21.3%, due to available liquidity resulting from the reduction in loans coupled with stable deposit funding. The overall yield on interest-bearing liabilities declined 45 basis points during 2010 when compared with 2009, primarily due to a reduction in the costs of certificates of deposit. As a result of these factors, total interest expense for 2010 decreased $31.7 million, or 36.0%, when compared with 2009.

Yield/Rate Analysis Table

($ in thousands)

	Years Ended December 31,								
	2011			2010			2009		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets									
Interest-earning assets:									
Federal funds sold and securities purchased under reverse repurchase agreements	$ 7,871	$ 30	0.38%	$ 9,274	$ 36	0.39%	$ 15,077	$ 66	0.44%
Securities available for sale:									
Taxable	2,146,773	72,614	3.38%	1,643,995	69,750	4.24%	1,411,275	71,363	5.06%
Nontaxable	157,879	6,922	4.38%	117,116	5,796	4.95%	75,516	3,982	5.27%
Securities held to maturity:									
Taxable	66,164	3,229	4.88%	151,361	7,328	4.84%	191,732	9,352	4.88%
Nontaxable	24,891	1,609	6.46%	39,787	2,784	7.00%	58,526	4,247	7.26%
Loans (including covered loans and LHFS)	6,093,804	320,804	5.26%	6,285,443	334,527	5.32%	6,773,768	361,346	5.33%
Other earning assets	36,719	1,321	3.60%	39,954	1,409	3.53%	43,925	1,414	3.22%
Total interest-earning assets	8,534,101	406,529	4.76%	8,286,930	421,630	5.09%	8,569,819	451,770	5.27%
Cash and due from banks	219,058			211,632			214,637		
Other assets	922,905			895,764			839,066		
Allowance for loan losses	(92,621)			(102,499)			(103,080)		
Total Assets	$ 9,583,443			$ 9,291,827			$ 9,520,442		
Liabilities and Shareholders' Equity									
Interest-bearing liabilities:									
Interest-bearing demand deposits	$ 1,528,963	7,077	0.46%	$ 1,322,382	8,621	0.65%	$ 1,133,498	9,515	0.84%
Savings deposits	2,131,057	8,144	0.38%	1,925,159	8,479	0.44%	1,821,086	10,613	0.58%
Time deposits	2,103,404	21,073	1.00%	2,266,606	31,557	1.39%	2,535,028	58,758	2.32%
Federal funds purchased and securities sold under repurchase agreements	507,925	965	0.19%	580,427	1,183	0.20%	621,638	1,133	0.18%
Short-term borrowings	142,984	1,605	1.12%	209,550	1,798	0.86%	371,173	2,465	0.66%
Long-term FHLB advances	1,240	7	0.56%	22,441	133	0.59%	70,890	494	0.70%
Subordinated notes	49,821	2,894	5.81%	49,789	2,894	5.81%	49,756	2,894	5.82%
Junior subordinated debt securities	61,856	1,271	2.05%	68,703	1,530	2.23%	70,104	1,981	2.83%
Total interest-bearing liabilities	6,527,250	43,036	0.66%	6,445,057	56,195	0.87%	6,673,173	87,853	1.32%
Noninterest-bearing demand deposits	1,761,946			1,602,187			1,522,300		
Other liabilities	99,974			100,102			119,327		
Shareholders' equity	1,194,273			1,144,481			1,205,642		
Total Liabilities and Shareholders' Equity	$ 9,583,443			$ 9,291,827			$ 9,520,442		
Net Interest Margin		363,493	4.26%		365,435	4.41%		363,917	4.25%
Less tax equivalent adjustments:									
Investments		2,986			3,003			2,880	
Loans		11,564			10,409			6,828	
Net Interest Margin per Income Statements		$ 348,943			$ 352,023			$ 354,209	

The table below shows the change from year to year for each component of the tax equivalent net interest margin in the amount generated by volume changes and the amount generated by changes in the yield or rate (tax equivalent basis):

Volume/Rate Analysis Table *($ in thousands)*	2011 Compared to 2010 Increase (Decrease) Due To:			2010 Compared to 2009 Increase (Decrease) Due To:		
	Volume	Yield/ Rate	Net	Volume	Yield/ Rate	Net
Interest earned on:						
Federal funds sold and securities purchased under reverse repurchase agreements	$ (5)	$ (1)	$ (6)	$ (23)	$ (7)	$ (30)
Securities available for sale:						
Taxable	18,723	(15,859)	2,864	10,860	(12,473)	(1,613)
Nontaxable	1,850	(724)	1,126	2,070	(256)	1,814
Securities held to maturity:						
Taxable	(4,159)	60	(4,099)	(1,948)	(76)	(2,024)
Nontaxable	(974)	(201)	(1,175)	(1,316)	(147)	(1,463)
Loans, net of unearned income	(10,018)	(3,705)	(13,723)	(26,139)	(680)	(26,819)
Other earning assets	(116)	28	(88)	(134)	129	(5)
Total interest-earning assets	5,301	(20,402)	(15,101)	(16,630)	(13,510)	(30,140)
Interest paid on:						
Interest-bearing demand deposits	1,213	(2,757)	(1,544)	1,448	(2,342)	(894)
Savings deposits	868	(1,203)	(335)	568	(2,702)	(2,134)
Time deposits	(2,141)	(8,343)	(10,484)	(5,683)	(21,518)	(27,201)
Federal funds purchased and securities sold under repurchase agreements	(156)	(62)	(218)	(74)	124	50
Short-term borrowings	(657)	464	(193)	(1,269)	602	(667)
Long-term FHLB advances	(119)	(7)	(126)	(361)	-	(361)
Subordinated notes	-	-	-	3	(3)	-
Junior subordinated debt securities	(143)	(116)	(259)	(39)	(412)	(451)
Total interest-bearing liabilities	(1,135)	(12,024)	(13,159)	(5,407)	(26,251)	(31,658)
Change in net interest income on a tax equivalent basis	$ 6,436	$ (8,378)	$ (1,942)	$ (11,223)	$ 12,741	$ 1,518

The change in interest due to both volume and yield/rate has been allocated to change due to volume and change due to yield/rate in proportion to the absolute value of the change in each. Tax-exempt income has been adjusted to a tax equivalent basis using a tax rate of 35% for each of the three years presented. The balances of nonaccrual loans and related income recognized have been included for purposes of these computations.

Provision for Loan Losses, excluding Covered Loans

The provision for loan losses is determined by Management as the amount necessary to adjust the allowance for loan losses to a level, which, in Management's best estimate, is necessary to absorb probable losses within the existing loan portfolio. The provision for loan losses reflects loan quality trends, including the levels of and trends related to nonaccrual loans, past due loans, potential problem loans, criticized loans, net charge-offs or recoveries and growth in the loan portfolio among other factors. Accordingly, the amount of the provision reflects both the necessary increases in the allowance for loan losses related to newly identified criticized loans, as well as the actions taken related to other loans including, among other things, any necessary increases or decreases in required allowances for specific loans or loan pools. As shown in the table below, the provision for loan losses, excluding covered loans, for 2011 totaled $29.7 million, or 0.49% of average loans, compared with $49.5 million, or 0.79% of average loans in 2010 and $77.1 million, or 1.14% of average loans in 2009. Reduced loan provisioning during 2011 was a result of decreased levels of criticized loans, lower net charge-offs, adequate reserves established in prior years for both new and existing impaired loans and a smaller overall loan portfolio.

Provision for Loan Losses, excluding Covered Loans
($ in thousands)

	Years Ended December 31,		
	2011	2010	2009
Florida	$ 16,500	$ 19,926	$ 47,724
Mississippi (1)	9,917	14,249	21,661
Tennessee (2)	786	5,612	3,218
Texas	2,501	9,759	4,509
Total provision for loan losses	$ 29,704	$ 49,546	$ 77,112

(1) - Mississippi includes Central and Southern Mississippi Regions
(2) - Tennessee includes Memphis, Tennessee and Northern Mississippi Regions

Trustmark continues to devote significant resources to managing credit risks resulting from the slowdown in commercial developments of residential real estate. Management believes that the construction and land development portfolio is appropriately risk rated and adequately reserved based on current conditions.

See the section captioned "Loans and Allowance for Loan Losses" elsewhere in this discussion for further analysis of the provision for loan losses, which includes the table of nonperforming assets.

Noninterest Income

Trustmark's noninterest income continues to play an important role in improving net income and total shareholder value and represents 31.4%, 31.7% and 31.5% of total revenue, before securities gains, net in 2011, 2010 and 2009, respectively. Total noninterest income before securities gains, net for 2011 decreased $3.8 million compared to 2010, while total noninterest income before securities gains, net for 2010 increased $823 thousand compared to 2009. The comparative components of noninterest income for the years ended December 31, 2011, 2010 and 2009, are shown in the accompanying table.

Noninterest Income
($ in thousands)

	2011		2010		2009	
	Amount	% Change	Amount	% Change	Amount	% Change
Service charges on deposit accounts	$ 51,707	-6.3%	$ 55,183	2.0%	$ 54,087	0.7%
Bank card and other fees	27,474	9.8%	25,014	8.6%	23,041	-0.8%
Insurance commissions	26,966	-2.6%	27,691	-4.8%	29,079	-10.4%
Mortgage banking, net	26,812	-8.6%	29,345	1.6%	28,873	9.0%
Wealth management	22,962	5.0%	21,872	-0.9%	22,079	-20.0%
Other, net	3,853	-14.2%	4,493	-20.0%	5,616	-57.7%
Total Noninterest Income before securities gains, net	159,774	-2.3%	163,598	0.5%	162,775	-7.9%
Securities gains, net	80	-96.6%	2,329	-57.4%	5,467	n/m
Total Noninterest Income	$ 159,854	-3.7%	$ 165,927	-1.4%	$ 168,242	-5.1%

n/m - percentage changes greater than +/- 100% are not considered meaningful

Service Charges on Deposit Accounts

Service charges on deposit accounts during 2011 totaled $51.7 million, a decline of $3.5 million from the same time period in 2010. This decline was due to a reduction in NSF fees of $3.2 million which primarily resulted from the impact of the Federal Reserve Board (FRB) rule (Regulation E - Electronic Fund Transfers) that went into effect during the third quarter of 2010. Regulation E prohibits financial institutions, such as Trustmark, from charging customers for paying overdrafts on ATM and one-time debit card transactions, unless the customer consents to the overdraft service for those products. In addition, on September 1, 2011, Trustmark implemented a five-item maximum per day for personal account overdrafts, which reduced noninterest income by approximately $400 thousand for the year ended December 31, 2011.

In addition, final guidance is expected from the OCC in the first quarter of 2012 or thereafter, which will clarify their regulatory position as it pertains to selected components of Trustmark's overdraft programs. Trustmark expects that the impact of this guidance, which addresses several items including posting order, could reduce noninterest income by an estimated $3.0 million on an annual basis. Management is continuing to evaluate Trustmark's product structure and services to offset the potential impact of these recent regulatory developments.

Bank Card and Other Fees

Bank card and other fees totaled $27.5 million during 2011, compared with $25.0 million in 2010 and $23.0 million in 2009. Bank card and other fees consist primarily of fees earned on bank card products as well as fees on various bank products and services and safe deposit box fees. The increases in both 2011 and 2010 were primarily the result of growth in fees earned on bank card products due to increased consumer utilization.

The Dodd-Frank Act amends the Electronic Fund Transfer Act to authorize the FRB to issue regulations regarding any interchange fee that an issuer may receive or charge for an electronic debit card transaction. On June 29, 2011, the FRB issued a final rule (Regulation II - Debit Card Interchange Fees and Routing) establishing standards for debit card interchange fees. Under the final rule, the maximum permissible interchange fee that an issuer may receive for an electronic debit transaction will be the sum of 21 cents per transaction and five basis points multiplied by the value of the transaction. This provision regarding debit card interchange fees was effective October 1, 2011. In addition, the FRB also approved an interim rule that allows for an upward adjustment of no more than one cent to an issuer's debit card interchange fee if the issuer develops and implements policies and procedures reasonably designed to achieve the fraud-prevention standards set out in the interim rule. The fraud-prevention adjustment was effective on October 1, 2011, concurrent with the debit card interchange fee limits.

In accordance with the statute, issuers that, together with their affiliates, have assets of less than $10.0 billion are exempt from the debit card interchange fee standards. Therefore, for Trustmark, there was no impact of the FRB final rule (Regulation II - Debit Card Interchange Fees and Routing) to noninterest income during 2011. However, if and when Trustmark has assets of greater than $10.0 billion, the effect of the FRB final rule could reduce noninterest income on an annual basis by $6.0 million to $8.0 million. Management is currently evaluating Trustmark's product structure and services to offset any potential impact of the FRB final rule, if and when Trustmark's assets exceed the $10.0 billion threshold.

Insurance Commissions

Insurance commissions were $27.0 million during 2011, compared with $27.7 million in 2010 and $29.1 million in 2009. The decline in insurance commissions experienced during 2011 and 2010 were primarily due to lower commission volume on commercial property and casualty policies, primarily in the Florida markets. While downward rate pressures may be subsiding, insurance commission revenues have faced pressure from falling premium prices for similar insurable risks. Furthermore, the recessionary economy has greatly suppressed demand for insurance coverage by businesses for their inventories and equipment, workers' compensation and general liability, and has also forced companies to downsize or close.

Mortgage Banking, Net

Net revenues from mortgage banking were $26.8 million during 2011, compared with $29.3 million in 2010 and $28.9 million in 2009. Mortgage banking, net decreased $2.5 million during 2011 compared to an increase of $472 thousand during 2010 primarily due to a reduction in hedge ineffectiveness during the year. As shown in the accompanying table, net mortgage servicing income increased to $14.8 million for 2011, compared to $13.9 million in 2010 and $15.9 million in 2009. Loans serviced for others totaled $4.5 billion at December 31, 2011, compared with $4.3 billion at December 31, 2010, and $4.2 billion at December 31, 2009.

During the first three months of 2010, Trustmark completed the final settlement of the sale of approximately $920.9 million in mortgages serviced for others, which reduced Trustmark's MSR by approximately $8.5 million. In addition, during December of 2010, Trustmark purchased approximately $53.9 million of GNMA serviced loans, which were subsequently sold to a third party. Trustmark retained the servicing for these loans, which are fully guaranteed by FHA/VA. The effect of these transactions did not have a material impact on Trustmark's results of operations.

The following table illustrates the components of mortgage banking revenues included in noninterest income in the accompanying income statements:

Mortgage Banking Income
($ in thousands)

	2011		2010		2009	
	Amount	% Change	Amount	% Change	Amount	% Change
Mortgage servicing income, net	$ 14,790	6.2%	$ 13,927	-12.3%	$ 15,885	0.9%
Change in fair value-MSR from runoff	(6,907)	5.4%	(7,305)	14.7%	(8,567)	4.7%
Gain on sales of loans, net	11,952	-22.0%	15,317	-26.2%	20,755	n/m
Other, net	2,542	n/m	94	-88.6%	822	-68.5%
Mortgage banking income before hedge ineffectiveness	22,377	1.6%	22,033	-23.7%	28,895	88.5%
Change in fair value-MSR from market changes	(15,130)	-69.2%	(8,943)	n/m	6,607	n/m
Change in fair value of derivatives	19,565	20.4%	16,255	n/m	(6,629)	n/m
Net positive (negative) hedge ineffectiveness	4,435	-39.3%	7,312	n/m	(22)	n/m
Mortgage banking, net	$ 26,812	-8.6%	$ 29,345	1.6%	$ 28,873	9.0%

n/m - percentage changes greater than +/- 100% are not considered meaningful

As part of Trustmark's risk management strategy, exchange-traded derivative instruments are utilized to offset changes in the fair value of MSR attributable to changes in interest rates. Changes in the fair value of these exchange-traded derivative instruments are recorded in noninterest income in mortgage banking, net and are offset by the changes in the fair value of MSR. The MSR fair value represents the present value of future cash flows, which among other things includes decay and the effect of changes in interest rates. Ineffectiveness of hedging the MSR fair value is measured by comparing the total hedge cost to the changes in the fair value of the MSR asset attributable to interest rate changes. During 2011, net positive ineffectiveness of the MSR hedge was $4.4 million, which primarily resulted from widening in the spread between primary mortgage rates and the yield on the 10-year Treasury note. Also contributing to the positive ineffectiveness was a modest income generated from a positively-sloped yield curve and net option premium, which are both core components of the MSR hedge strategy.

In comparison, during 2010, net positive ineffectiveness of the MSR hedge was $7.3 million, which primarily resulted from income generated from a steep yield curve and net option premium. Also contributing to the positive ineffectiveness was a modest widening in the spread between primary mortgage rates and the yield on the 10-year Treasury note.

Representing a significant component of mortgage banking income are gains on the sales of loans, which equaled $12.0 million in 2011 compared with $15.3 million in 2010 and $20.8 million in 2009. The decline in the gain on sales of loans during 2011 resulted from a decrease in loan sales from secondary marketing activities as well as lower profit margins. Loan sales totaled $969.4 million during 2011, a decrease of $179.8 million when compared with 2010 loan sales of $1.149 billion.

Other mortgage banking income, net increased by approximately $2.4 million when comparing 2011 with 2010 and resulted primarily from a net valuation increase in the fair value of loans held for sale, interest rate lock commitments and forward sale contracts.

Wealth Management

Wealth management income totaled $23.0 million for 2011, compared with $21.9 million in 2010 and $22.1 million in 2009. Wealth management consists of income related to investment management, trust and brokerage services. During 2011, the growth in wealth management income is largely attributable to improved market conditions that in turn have generally improved market values in client accounts, as well as growth in retirement planning services and brokerage activities. The decline in wealth management income in 2010 was largely attributed to historically low short-term interest rates that negatively impacted money management fee income from money market funds and sweep arrangements. In addition, during 2010, revenues from brokerage services increased primarily due to improved market conditions when compared with 2009. At December 31, 2011 and 2010, Trustmark held assets under management and administration of $7.3 billion and $7.5 billion, respectively, and brokerage assets of $1.2 billion at both year ends.

Other Income, Net

The following table illustrates the components of other income, net included in noninterest income in the accompanying income statements:

Other Income, Net

($ in thousands)

	2011		2010		2009	
	Amount	% Change	Amount	% Change	Amount	% Change
Partnership amortization for tax credit purposes	$ (6,366)	41.3%	$ (4,504)	n/m	$ (2,139)	29.6%
Bargain purchase gain on acquisition	7,456	n/m	-	n/m	-	n/m
Decrease in FDIC indemnification asset	(4,157)	n/m	-	n/m	-	n/m
Cadence termination fee	-	n/m	2,000	n/m	-	n/m
Gain on sales of student loans	-	n/m	-	n/m	951	n/m
Other miscellaneous income	6,920	-1.1%	6,997	2.8%	6,804	-54.2%
Total other, net	$ 3,853	-14.2%	$ 4,493	-20.0%	$ 5,616	-57.7%

Other income, net for 2011 was $3.9 million, compared with $4.5 million in 2010 and $5.6 million in 2009. The decrease of $640 thousand during 2011 reflects an increase in partnership amortization of $1.9 million related to tax credit investments, the write-down of the FDIC indemnification asset of $4.2 million and the Cadence termination fee received in 2010 of $2.0 million. These were offset by a nonrecurring bargain purchase gain of $7.5 million resulting from TNB's acquisition of Heritage during the second quarter of 2011. During 2010, the decrease of $1.1 million, or 20.0%, primarily resulted from a reduction in gains on sales of student loans and increased amortization of the investment in related partnership tax credits offset by the Cadence merger transaction termination fee of $2.0 million.

Security Gains, Net

From time to time, Trustmark manages the risk and return profile of the securities portfolio through sales of available for sale securities prior to their maturity. During 2011, Trustmark sold approximately $23.0 million in available for sale securities primarily in order to manage the duration risk of the securities portfolio generating a net gain of approximately $52 thousand. An additional $5.1 million in securities were called in 2011 prior to their maturity which generated a net gain of approximately $28 thousand. Similarly, in 2010, Trustmark sold approximately $65.0 million in available for sale securities generating a net gain of $2.2 million in order to manage the duration of the securities portfolio and capitalize upon advantageous market conditions. During 2010, an additional $11.4 million of securities were called prior to their maturity which generated a net gain of approximately $113 thousand.

Noninterest Expense

Trustmark's noninterest expense for 2011 increased $4.2 million, or 1.3%, compared to 2010, while noninterest expense for 2010 increased $17.4 million, or 5.6%, compared to 2009. The increase during 2011 was primarily attributable to growth in salaries and benefits and loan expenses. During 2010, the growth in noninterest expense was the result of increases in salaries and benefits, loan expenses and real estate foreclosure expenses. Management considers disciplined expense management a key area of focus in the support of improving shareholder value. The comparative components of noninterest expense for 2011, 2010 and 2009 are shown in the accompanying table.

Noninterest Expense

($ in thousands)

	2011		2010		2009	
	Amount	% Change	Amount	% Change	Amount	% Change
Salaries and employee benefits	$ 178,556	2.3%	$ 174,582	3.1%	$ 169,252	-1.1%
Services and fees	43,858	4.6%	41,949	4.1%	40,292	5.0%
Net occupancy-premises	20,254	2.3%	19,808	-1.2%	20,051	2.8%
Equipment expense	20,177	17.8%	17,135	4.1%	16,462	-1.0%
ORE/Foreclosure expense:						
Writedowns	13,856	-19.1%	17,127	n/m	7,439	n/m
Carrying costs	2,437	-66.4%	7,250	34.9%	5,375	n/m
Total ORE/Foreclosure expense	16,293	-33.2%	24,377	90.2%	12,814	n/m
FDIC assessment expense	7,984	-34.3%	12,161	-23.1%	15,808	n/m
Other expense	42,728	19.9%	35,637	6.1%	33,580	4.2%
Total noninterest expense	$ 329,850	1.3%	$ 325,649	5.6%	$ 308,259	8.6%

n/m - percentage changes greater than +/- 100% are not considered meaningful

Salaries and Employee Benefits

Salaries and employee benefits, the largest category of noninterest expense, were $178.6 million in 2011, $174.6 million in 2010 and $169.3 million in 2009. The increase during 2011 primarily reflects modest general merit increases, higher general incentive costs resulting from improved corporate performance, higher costs for employee retirement programs as well as $1.2 million in additional salaries and employee benefits resulting from the Heritage acquisition.

During 2010, the increase in salaries and employee benefits primarily reflected modest general merit increases, higher stock-based and general incentive costs due to improved corporate performance and higher costs for the Capital Accumulation Plan which was primarily attributed to a one-time curtailment gain of $1.9 million recorded in 2009 as a result of the freeze in benefits of the Capital Accumulation Plan.

Services and Fees

Services and fees for 2011 increased $1.9 million, or 4.6%, when compared with 2010, while an increase of $1.7 million, or 4.1%, occurred when 2010 is compared with 2009. The growth in services and fees expense during 2011 was primarily due to increased legal expenses associated with litigation and the realignment of certain business units. The increase in services and fees during 2010 is primarily the result of the investment in a new core retail banking software system and was partially offset by decreased check clearing costs resulting from Trustmark's use of industry-leading image technology to expedite funds availability.

ORE/Foreclosure Expense

ORE/Foreclosure expense totaled $16.3 million in 2011, compared with $24.4 million in 2010 and $12.8 million in 2009. The decline in ORE/Foreclosure expense during 2011 can be primarily attributed to a decrease in other real estate writedowns of $3.3 million during 2011 compared with an increase of $9.7 million during 2010. The increase in writedowns during 2010 was associated with declines in property values resulting from the annual reappraisal process.

FDIC Assessment Expense

FDIC insurance expense decreased $4.2 million, or 34.3%, during 2011 compared to a decrease of $3.6 million, or 23.1% during 2010. The decrease during 2011 resulted from the implementation of the FDIC's revised deposit insurance assessment methodology implemented during the second quarter of 2011; while the decrease during 2010 was due to a special assessment applied to all insured institutions as of June 30, 2009. As required by the Dodd-Frank Act, on April 1, 2011, the FDIC revised the deposit insurance assessment system to base assessments on the average total consolidated assets of insured depository institutions less the average tangible equity during the assessment period. In addition, the Dodd-Frank Act increased the minimum reserve ratio for the Deposit Insurance Fund from 1.15% to 1.35% of estimated insurable deposits, or the comparable percentage of the assessment base by September 30, 2020. The FDIC must offset the effect of the increase in the minimum reserve ratio on insured depository institutions with total consolidated assets of less than $10.0 billion. With total assets slightly below $10.0 billion at December 31, 2011, Trustmark benefitted from the change in the assessment methodology as the FDIC assessment expense dropped approximately $1.3 million, or 46.0%, when compared to the first quarter of 2011. Should Trustmark qualify as a large institution, generally, one with at least $10.0 billion in assets, Management estimates the change in the assessment methodology would have an immaterial impact on Trustmark's results of operations.

Other Expense

During 2011, other expenses increased $7.1 million, or 19.9%, while in 2010, other expenses increased $2.1 million, or 6.1%. The growth in other expenses in both 2011 and 2010 was primarily due to increased loan expenses that resulted from higher mortgage foreclosure expenses.

During the normal course of business, Trustmark's mortgage banking operations originates and sells certain loans to investors in the secondary market. Trustmark has continued to experience a manageable level of investor repurchase demands. Trustmark is subject to losses in its loan servicing portfolio due to loan foreclosures. For loans sold without recourse, Trustmark has obligations to either repurchase the outstanding principal balance of a loan or make the purchaser whole for the economic benefits of a loan if it is determined that the loans sold were in violation of representations or warranties made by Trustmark at the time of the sale, herein referred to as mortgage loan servicing putback expenses. Such representations and warranties typically include those made regarding loans that had missing or insufficient file documentation and/or loans obtained through fraud by borrowers or other third parties such as appraisers. The total mortgage loan servicing putback expenses incurred by Trustmark were $5.1 million during 2011, $2.1 million during 2010 and were immaterial for 2009. Trustmark operates a conservative, full service mortgage banking business and is confident in its mortgage foreclosure processes. Trustmark has not engaged in "robo-signing" and has not participated in private label securitizations, both of which have been a cause of concern in the mortgage industry. Trustmark works diligently to keep borrowers in their homes, resorting to foreclosure only as a last option.

Segment Information

Results of Segment Operations

Trustmark's operations are managed along three operating segments: General Banking Division, Insurance Division and the Wealth Management Division. A description of each segment and the methodologies used to measure financial performance are described in Note 20 – Segment Information located in Item 8 – Financial Statements and Supplementary Data. Net income for 2011, 2010 and 2009 by operating segment is presented below ($ in thousands):

	2011	2010	2009
General Banking	$ 100,568	$ 93,025	$ 85,002
Wealth Management	2,810	3,975	4,410
Insurance	3,463	3,636	3,635
Consolidated Net Income	$ 106,841	$ 100,636	$ 93,047

General Banking

The General Banking Division is responsible for all traditional banking products and services including a full range of commercial and consumer banking services such as checking accounts, savings programs, overdraft facilities, commercial, installment and real estate loans, home equity loans and lines of credit, drive-in and night deposit services and safe deposit facilities offered through over 150 offices in Florida, Mississippi, Tennessee and Texas. The General Banking Division also consists of internal operations that include Human Resources, Executive Administration, Treasury (Funds Management), Public Affairs and Corporate Finance. Included in these operational units are expenses related to mergers, mark-to-market adjustments on loans and deposits, general incentives, stock options, supplemental retirement and amortization of core deposits. Other than Treasury, these business units are support-based in nature and are largely responsible for general overhead expenditures that are not allocated.

TNB's acquisition of Heritage contributed approximately $8.7 million to net interest income (including $3.8 million associated with the re-estimation of cash flows required by FASB ASC Topic 310-30 accounting guidelines), $4.2 million to noninterest income (primarily from bargain purchase gain of $7.5 million) and $1.8 million to noninterest expense of the General Banking Division during 2011, which are also included in the current year balances shown in the following three paragraphs.

Net interest income for the General Banking Division for 2011 decreased $3.2 million, or 0.9%, when compared with 2010. The decrease in net interest income is primarily a result of a downward repricing of fixed rate assets, accelerated premium amortization within the investment portfolio and changes to Trustmark's asset mix as lower yielding securities supplemented declines in higher yielding loan balances. Net interest income during 2010 decreased $2.2 million, or 0.6%, when compared with 2009. Lower average earning asset balances coupled with a gradual downward repricing of Trustmark's long-term fixed rate assets were mostly offset by an effort to reduce higher cost certificates of deposits along with prudent loan pricing, including the use of interest rate floors in the pricing of commercial loans. The provision for loan losses during 2011 totaled $30.2 million compared with $49.6 million during

2010 and $77.1 million during 2009. For more information on this change, please see the analysis of the Provision for Loan Losses, excluding Covered Loans, located elsewhere in this document.

Noninterest income for the General Banking Division decreased by approximately $6.3 million, or 5.5%, during 2011 compared to a decrease of $401 thousand, or 0.3%, during 2010. Noninterest income for the General Banking Division represents 24.1% of total revenues for 2011 and 25.0% for 2010 and 2009. Noninterest income includes service charges on deposit accounts, bank card and other fees, mortgage banking, net, other, net and securities gains, net. For more information on these noninterest income items, please see the analysis of Noninterest Income located elsewhere in this document.

Noninterest expense for the General Banking Division increased $1.8 million and $18.5 million during 2011 and 2010, respectively. For more information on these noninterest expense items, please see the analysis of Noninterest Expense located elsewhere in this document.

Wealth Management

The Wealth Management Division has been strategically organized to serve Trustmark's customers as a financial partner providing reliable guidance and sound, practical advice for accumulating, preserving, and transferring wealth. The Investment Services group, along with the Trust group, are the primary service providers in this segment. TIA, a wholly owned subsidiary of TNB that is included in the Wealth Management Division, is a registered investment adviser that provides investment management services to individual and institutional accounts as well as The Performance Fund Family of Mutual Funds. During 2010, TRMK Risk Management, Inc. (TRMI) acted as an agent to provide life, long-term care and disability insurance services for wealth management customers. On December 30, 2010, TRMI was merged into Fisher Brown Bottrell Insurance, Inc. (FBBI), another wholly owned subsidiary of TNB. All previous products and services provided to Wealth Management customers were provided by FBBI in 2011 and will be provided by FBBI going forward.

During 2011, net income for the Wealth Management Division decreased $1.2 million, or 29.3%, compared to a decrease of $435 thousand, or 9.9%, during 2010. Noninterest income increased $1.1 million during 2011 compared to a decrease of $157 thousand during 2010. The increase during 2011 was due to a growth in revenue for investment management, trust and brokerage services. Noninterest expense increased $2.8 million during 2011 compared to an increase of $815 thousand during 2010. The increase during 2011 was primarily due to increased legal expenses associated with litigation and the realignment of certain business units in 2011. For more information on the change in wealth management revenue, please see the analysis included in Noninterest Income located elsewhere in this document.

Insurance

Trustmark's Insurance Division provides a full range of retail insurance products, including commercial risk management products, bonding, group benefits and personal lines coverage. Prior to July 30, 2010, TNB provided these services through The Bottrell Insurance Agency, Inc. (Bottrell), based in Jackson, Mississippi, and Fisher-Brown, Incorporated (Fisher-Brown), headquartered in Pensacola, Florida. Effective July 30, 2010, Fisher-Brown was merged into Bottrell to create a newly formed entity named Fisher Brown Bottrell Insurance, Inc. (FBBI), a Mississippi corporation and subsidiary of TNB. FBBI will maintain the trade names of Bottrell and Fisher-Brown and will offer services through divisions under these respective names. Financial results of FBBI will be reported as the combined results of the prior subsidiaries.

During 2011, net income for the Insurance Division decreased $173 thousand, or 4.8%, and remained flat when comparing 2010 with 2009. The decrease in 2011 was primarily due to lower commission volume on commercial property and casualty policies. For more information on the change in insurance commissions, please see the analysis included in Noninterest Income located elsewhere in this document.

During 2011, continued soft business conditions persisted in the markets served by FBBI. Trustmark performed an annual impairment test of the book value of capital held in the Insurance Division as of October 1, 2011, 2010, and 2009, respectively. Using recent observations of acquisition deal multiples, Trustmark's latest analysis indicated that the Insurance Division's fair value increased to 110.7% of book value at October 1, 2011, compared with 104.6% at October 1, 2010. Based on this analysis, Trustmark concluded that no impairment charge was required. A continuing period of falling prices and suppressed demand for the products of the Insurance Division may result in impairment of goodwill in the future. FBBI's ability in slowing the declining revenue trend is dependent on the success of the subsidiary's continued initiatives to attract new business through cross referrals between practice units and bank relationships and seeking new business in other markets. FBBI is actively pursuing new business in the Houston market, utilizing Trustmark branch relationships for sources of referrals.

Income Taxes

For the year ended December 31, 2011, Trustmark's combined effective tax rate was 28.1% compared to 29.5% in 2010 and 32.1% in 2009. Trustmark invests in partnerships that provide income tax credits on a Federal and/or State basis (i.e., new market tax credits, low income housing tax credits or historical tax credits). These investments are recorded based on the equity method of accounting, which requires the equity in partnerships losses to be recognized when incurred and are recorded as a reduction in other income. The income tax credits related to these partnerships are utilized as specifically allowed by income tax law and are recorded as a reduction in income tax expense. The decrease in Trustmark's effective tax rate in 2011 is mainly due to increased investment in these partnerships along with the appropriate tax credits and immaterial changes in permanent items as a percentage of pretax income.

Earning Assets

Earning assets serve as the primary revenue streams for Trustmark and are comprised of securities, loans, federal funds sold and securities purchased under resale agreements. Average earning assets totaled $8.534 billion, or 89.1% of total assets, at December 31, 2011, compared with $8.287 billion, or 89.2% of total assets, at December 31, 2010, an increase of $247.2 million, or 3.0%.

Securities

When compared with December 31, 2010, total investment securities increased by $208.6 million during 2011. This increase resulted primarily from purchases of U.S. Government-sponsored agency (GSE) guaranteed securities offset by maturities and paydowns. During 2011, Trustmark recognized proceeds of approximately $28.1 million from calls and sales of securities, generating a gain of $80 thousand, compared with $76.4 million during 2010, which generated a gain of $2.3 million.

The securities portfolio is utilized by Management to control exposure to interest rate risk, generate interest income, provide liquidity and use as collateral for public and wholesale funding. Risk and return can by adjusted by altering duration, composition and/or balance of portfolio. The weighted-average life of the portfolio decreased to 3.60 years at December 31, 2011 compared to 3.98 years at December 31, 2010, primarily due to faster prepayment expectations for mortgage-related securities.

The table below indicates the amortized cost of securities available for sale and held to maturity by type at year end for each of the last three years:

Amortized Cost of Securities by Type
($ in thousands)

	December 31, 2011	December 31, 2010	December 31, 2009
Securities available for sale			
U.S. Government agency obligations			
Issued by U.S. Government agencies	$ 3	$ 12	$ 20
Issued by U.S. Government sponsored agencies	64,573	124,093	48,685
Obligations of states and political subdivisions	190,868	159,418	115,118
Mortgage-backed securities			
Residential mortgage pass-through securities			
Guaranteed by GNMA	11,500	11,719	11,765
Issued by FNMA and FHLMC	340,839	432,162	49,510
Other residential mortgage-backed securities			
Issued or guaranteed by FNMA, FHLMC or GNMA	1,570,782	1,361,339	1,333,983
Commercial mortgage-backed securities			
Issued or guaranteed by FNMA, FHLMC or GNMA	216,698	54,331	67,294
Corporate debt securities	-	-	6,087
Total securities available for sale	$ 2,395,263	$ 2,143,074	$ 1,632,462
Securities held to maturity			
Obligations of states and political subdivisions	$ 42,619	$ 53,246	$ 74,643
Mortgage-backed securities			
Residential mortgage pass-through securities			
Guaranteed by GNMA	4,538	6,058	7,044
Issued by FNMA and FHLMC	588	763	775
Other residential mortgage-backed securities			
Issued or guaranteed by FNMA, FHLMC or GNMA	7,749	78,526	148,226
Commercial mortgage-backed securities			
Issued or guaranteed by FNMA, FHLMC or GNMA	2,211	2,254	2,296
Total securities held to maturity	$ 57,705	$ 140,847	$ 232,984

Available for sale (AFS) securities are carried at their estimated fair value with unrealized gains or losses recognized, net of taxes, in accumulated other comprehensive income (loss), a separate component of shareholders' equity. At December 31, 2011, AFS securities at fair value totaled $2.469 billion, which represented 97.7% of the securities portfolio, compared to $2.177 billion, or 93.9%, at December 31, 2010. At December 31, 2011, unrealized gains, net on AFS securities totaled $73.7 million compared with unrealized gains, net of $34.2 million at December 31, 2010. At December 31, 2011, AFS securities consisted of obligations of states and political subdivisions, GSE guaranteed mortgage-related securities and direct obligations of U.S. Government sponsored agencies.

Held to maturity (HTM) securities are carried at amortized cost and represent those securities that Trustmark both intends and has the ability to hold to maturity. At December 31, 2011, HTM securities totaled $57.7 million and represented 2.3% of the total portfolio, compared with $140.8 million, or 6.1%, at the end of 2010.

Management continues to focus on asset quality as one of the strategic goals of the securities portfolio, which is evidenced by the investment of approximately 91% of the portfolio in U.S. Government agency-backed obligations and other AAA rated securities. None of the securities owned by Trustmark are collateralized by assets which are considered sub-prime. Furthermore, outside of membership in the Federal Home Loan Bank of Dallas or the Federal Reserve Bank, Trustmark does not hold any equity investment in government sponsored entities.

The following table details the maturities of securities available for sale and held to maturity using amortized cost at December 31, 2011, and the weighted-average yield for each range of maturities (tax equivalent basis):

Maturity/Yield Analysis Table
($ in thousands)

	Maturing								
	Within One Year	Yield	After One, But Within Five Years	Yield	After Five, But Within Ten Years	Yield	After Ten Years	Yield	Total
Securities available for sale									
U.S. Government agency obligations									
Issued by U.S. Government agencies	$ 3	3.86%	$ -	-	$ -	-	$ -	-	$ 3
Issued by U.S. Government sponsored agencies	-	-	-	-	62,502	2.56%	2,071	3.65%	64,573
Obligations of states and political subdivisions	9,503	3.02%	59,092	3.66%	113,548	4.60%	8,725	4.85%	190,868
Mortgage-backed securities									
Residential mortgage pass-through securities									
Guaranteed by GNMA	3	6.18%	9	6.44%	108	9.71%	11,380	4.96%	11,500
Issued by FNMA and FHLMC	-	-	4	5.05%	569	5.20%	340,266	3.24%	340,839
Other residential mortgage-backed securities									
Issued or guaranteed by FNMA, FHLMC, or GNMA	3	3.50%	33	3.64%	69,862	2.95%	1,500,884	3.56%	1,570,782
Commercial mortgage-backed securities									
Issued or guaranteed by FNMA, FHLMC, or GNMA	-	-	27,539	2.90%	157,065	3.24%	32,094	2.95%	216,698
Total securities available for sale	$ 9,512	3.02%	$ 86,677	3.42%	$ 403,654	3.47%	$ 1,895,420	3.51%	$ 2,395,263
Securities held to maturity									
Obligations of states and political subdivisions	$ 2,922	6.65%	$ 18,377	6.88%	$ 19,824	7.69%	$ 1,496	8.02%	$ 42,619
Mortgage-backed securities									
Residential mortgage pass-through securities									
Guaranteed by GNMA	-	-	-	-	-	-	4,538	4.56%	4,538
Issued by FNMA and FHLMC	-	-	-	-	-	-	588	4.31%	588
Other residential mortgage-backed securities									
Issued or guaranteed by FNMA, FHLMC, or GNMA	-	-	-	-	-	-	7,749	4.47%	7,749
Commercial mortgage-backed securities									
Issued or guaranteed by FNMA, FHLMC, or GNMA	-	-	-	-	-	-	2,211	4.77%	2,211
Total securities held to maturity	$ 2,922	6.65%	$ 18,377	6.88%	$ 19,824	7.69%	$ 16,582	4.85%	$ 57,705

Mortgage-backed securities and collateralized mortgage obligations are included in maturity categories based on their stated maturity date. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.

As of December 31, 2011, Trustmark did not hold securities of any one issuer with a carrying value exceeding ten percent of total shareholders' equity, other than certain U.S. government-sponsored agencies which are exempt from inclusion. Management continues to closely monitor the credit quality as well as the ratings of the debt and mortgage-backed securities issued by the U.S. Government sponsored entities and held in Trustmark's securities portfolio in light of issues currently facing these entities.

Management has evaluated Trustmark's investment portfolio and has determined that neither the S&P downgrade of U.S. long-term sovereign debt nor the resulting market volatility has created a significant decline in the fair value of Trustmark's investment portfolio. Management will continue to monitor market activity and other events to determine if additional action will be necessary.

The following tables present Trustmark's securities portfolio by amortized cost and estimated fair value and by credit rating at December 31, 2011:

Securities Portfolio by Credit Rating (1)
($ in thousands)

	December 31, 2011			
	Amortized Cost		Estimated Fair Value	
	Amount	%	Amount	%
Securities Available for Sale				
Aaa	$ 2,204,392	92.0%	$ 2,266,163	91.8%
Aa1 to Aa3	120,012	5.0%	127,059	5.1%
A1 to A3	15,490	0.6%	16,411	0.7%
Baa1 to Baa3	-	0.0%	-	0.0%
Not Rated (2)	55,369	2.4%	59,360	2.4%
Total securities available for sale	$ 2,395,263	100.0%	$ 2,468,993	100.0%
Securities Held to Maturity				
Aaa	$ 15,086	26.1%	$ 15,767	25.2%
Aa1 to Aa3	23,953	41.5%	27,189	43.5%
A1 to A3	2,220	3.8%	2,308	3.7%
Baa1 to Baa3	534	0.9%	564	0.9%
Not Rated (2)	15,912	27.7%	16,687	26.7%
Total securities held to maturity	$ 57,705	100.0%	$ 62,515	100.0%

(1) - Credit ratings obtained from Moody's Investors Service
(2) - Not rated issues primarily consist of Mississippi municipal general obligations

The table presenting the credit rating of Trustmark's securities is formatted to show the securities according to the credit rating category, and not by category of the underlying security. At December 31, 2011, approximately 92% of the available for sale securities are rated Aaa and the same is true with respect to 26% of held to maturity securities, which are carried at amortized cost.

Loans Held for Sale

At December 31, 2011, loans held for sale totaled $216.6 million, consisting of $157.7 million of residential real estate mortgage loans in the process of being sold to third parties and $58.8 million of Government National Mortgage Association (GNMA) optional repurchase loans. At December 31, 2010, loans held for sale totaled $153.0 million, consisting of $123.3 million of residential real estate mortgage loans in the process of being sold to third parties and $29.7 million of GNMA optional repurchase loans. Please refer to the nonperforming assets table that follows for information on GNMA loans eligible for repurchase which are past due 90 days or more.

GNMA optional repurchase programs allow financial institutions to buy back individual delinquent mortgage loans that meet certain criteria from the securitized loan pool for which the institution provides servicing. At the servicer's option and without GNMA's prior authorization, the servicer may repurchase such a delinquent loan for an amount equal to 100 percent of the remaining principal balance of the loan. This buy-back option is considered a conditional option until the delinquency criteria are met, at which time the option becomes unconditional. When Trustmark is deemed to have regained effective control over these loans under the unconditional buy-back option, the loans can no longer be reported as sold and must be brought back onto the balance sheet as loans held for sale, regardless of whether Trustmark intends to exercise the buy-back option. These loans are reported as held for sale with the offsetting liability being reported as short-term borrowings. During December of 2010, Trustmark purchased $53.9 million of GNMA serviced loans, which were subsequently sold to a third party principally at par. Trustmark retained the servicing for these loans, which are fully guaranteed by FHA/VA. Trustmark benefited from this transaction by reducing the amount of delinquent loans serviced for GNMA as well as improving Trustmark's servicer rating. The effect of this transaction did not have a material impact on Trustmark's results of operations. Trustmark did not exercise its buy-back option on any delinquent loans serviced for GNMA in either 2011 or 2009.

Loans and Allowance for Loan Losses

LHFI, excluding Covered Loans

Loans at December 31, 2011 totaled $5.857 billion compared to $6.060 billion at December 31, 2010, a decrease of $202.8 million. These declines are directly attributable to a strategic focus to reduce certain loan classifications, specifically construction, land development and other land loans and the decision in prior years to discontinue indirect consumer auto loan financing. In addition, current economic conditions have reduced demand for credit. The $109.2 million decline in construction, land development and other land loans can be primarily attributable to reductions in Trustmark's Texas and Florida markets of approximately $83.3 million since December 31, 2010. The consumer loan portfolio decrease of $158.4 million primarily represents a decrease in the indirect consumer auto portfolio as well as the sale of the student loan portfolio. The indirect consumer auto portfolio balance at December 31, 2011 was $85.1 million compared with $201.1 million at December 31, 2010. On July 19, 2011, Trustmark sold its $33.0 million student loan portfolio that was remaining since the discontinuation of government-sponsored student loan programs through banks. Trustmark incurred no gain or loss through the sale and the revenue generated by the loans, net of servicing costs and other expenses, was insignificant.

The table below shows the carrying value of the loan portfolio at the end of each of the last five years:

LHFI by Type (excluding covered loans)

($ in thousands)

	December 31,				
	2011	2010	2009	2008	2007
Loans secured by real estate:					
Construction, land development and other land loans	$ 474,082	$ 583,316	$ 830,069	$ 1,028,788	$ 1,194,940
Secured by 1-4 family residential properties	1,760,930	1,732,056	1,650,743	1,524,061	1,694,757
Secured by nonfarm, nonresidential properties	1,425,774	1,498,108	1,467,307	1,422,658	1,325,379
Other	204,849	231,963	197,421	186,915	167,610
Commercial and industrial loans	1,139,365	1,068,369	1,059,164	1,237,987	1,200,918
Consumer loans	243,756	402,165	606,315	895,046	1,087,337
Other loans	608,728	544,265	508,778	426,948	369,851
Loans	$ 5,857,484	$ 6,060,242	$ 6,319,797	$ 6,722,403	$ 7,040,792

In the following tables, loans reported by region (along with related nonperforming assets and net charge-offs) are associated with location of origination except for loans secured by 1-4 family residential properties (representing traditional mortgages), credit cards and indirect consumer auto loans. These loans are included in the Mississippi Region because they are centrally decisioned and approved as part of a specific line of business located at Trustmark's headquarters in Jackson, Mississippi.

The loan composition by region is illustrated in the following tables ($ in thousands) and reflects a diversified mix of loans by region.

	December 31, 2011				
LHFI Composition by Region *(1)*	Total	Florida	Mississippi (Central and Southern Regions)	Tennessee (Memphis, TN and Northern MS Regions)	Texas
Loans secured by real estate:					
Construction, land development and other land loans	$ 474,082	$ 95,453	$ 232,170	$ 31,789	$ 114,670
Secured by 1-4 family residential properties	1,760,930	57,773	1,527,499	145,655	30,003
Secured by nonfarm, nonresidential properties	1,425,774	160,409	771,425	171,168	322,772
Other	204,849	10,847	146,804	6,648	40,550
Commercial and industrial loans	1,139,365	12,823	800,421	83,290	242,831
Consumer loans	243,756	1,173	216,215	21,478	4,890
Other loans	608,728	27,040	519,764	26,622	35,302
Loans	$ 5,857,484	$ 365,518	$ 4,214,298	$ 486,650	$ 791,018

Construction, Land Development and Other Land Loans by Region *(1)*	Total	Florida	Mississippi (Central and Southern Regions)	Tennessee (Memphis, TN and Northern MS Regions)	Texas
Lots	$ 64,269	$ 38,409	$ 19,880	$ 1,618	$ 4,362
Development	115,777	11,542	58,380	6,329	39,526
Unimproved land	169,272	44,085	74,703	18,771	31,713
1-4 family construction	73,566	1,130	57,653	2,495	12,288
Other construction	51,198	287	21,554	2,576	26,781
Construction, land development and other land loans	$ 474,082	$ 95,453	$ 232,170	$ 31,789	$ 114,670

Loans Secured by Nonfarm, Nonresidential Properties by Region *(1)*	Total	Florida	Mississippi (Central and Southern Regions)	Tennessee (Memphis, TN and Northern MS Regions)	Texas
Income producing:					
Retail	$ 158,140	$ 41,676	$ 61,995	$ 23,993	$ 30,476
Office	144,019	39,726	75,226	10,815	18,252
Nursing homes/assisted living	114,059	-	104,326	4,421	5,312
Hotel/motel	78,574	10,787	29,567	10,729	27,491
Industrial	39,028	8,957	8,494	276	21,301
Health care	12,722	-	11,513	168	1,041
Convenience stores	9,708	201	4,608	2,610	2,289
Other	156,048	15,545	76,012	11,339	53,152
Total income producing loans	712,298	116,892	371,741	64,351	159,314
Owner-occupied:					
Office	112,052	16,114	62,466	7,820	25,652
Churches	90,155	2,106	50,751	32,343	4,955
Industrial warehouses	90,161	2,429	50,415	494	36,823
Health care	98,900	10,664	51,596	16,479	20,161
Convenience stores	61,045	1,476	37,947	4,216	17,406
Retail	33,039	3,904	20,482	1,820	6,833
Restaurants	35,137	618	26,527	6,378	1,614
Auto dealerships	21,944	540	17,742	1,946	1,716
Other	171,043	5,666	81,758	35,321	48,298
Total owner-occupied loans	713,476	43,517	399,684	106,817	163,458
Loans secured by nonfarm, nonresidential properties	$ 1,425,774	$ 160,409	$ 771,425	$ 171,168	$ 322,772

(1) - Excludes covered loans.

Trustmark makes loans in the normal course of business to certain directors, their immediate families and companies in which they are principal owners. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility at the time of the transaction.

There is no industry standard definition of "subprime loans." Trustmark categorizes certain loans as subprime for its purposes using a set of factors, which Management believes are consistent with industry practice. TNB has not originated or purchased subprime mortgages. At December 31, 2011, Trustmark held "alt A" mortgages with an aggregate principal balance of $3.6 million (0.09% of total loans secured by real estate at that date). These "alt A" loans have been originated by Trustmark as an accommodation to certain Trustmark customers for whom Trustmark determined that such loans were suitable under the purposes of the Fannie Mae "alt A" program and under Trustmark's loan origination standards. Trustmark does not have any no-interest loans, other than a small number of loans made to customers that are charitable organizations, the aggregate amount of which is not material to Trustmark's financial condition or results of operations.

Due to the short-term nature of most commercial real estate lending and the practice of annual renewal of commercial lines of credit, approximately one-third of Trustmark's portfolio matures in less than one year. Such a short-term maturity profile is not unusual for a commercial bank and provides Trustmark the opportunity to obtain updated financial information from its borrowers and to actively monitor its borrowers' creditworthiness. This maturity profile is well matched with many of Trustmark's sources of funding, which are also short-term in nature.

The following table provides information regarding Trustmark's LHFI maturities by category at December 31, 2011:

LHFI Maturities by Category *(1)*

($ in thousands)

	Maturing			
Loan Type	Within One Year or Less	One Year Through Five Years	After Five Years	Total
Construction, land development and other land loans	$ 261,983	$ 183,418	$ 28,681	$ 474,082
Secured by 1-4 family residential properties	515,743	225,991	1,019,196	1,760,930
Other loans secured by real estate	457,620	971,951	201,052	1,630,623
Commercial and industrial	548,290	527,744	63,331	1,139,365
Consumer loans	68,901	173,140	1,715	243,756
Other loans	153,606	182,830	272,292	608,728
Total	$ 2,006,143	$ 2,265,074	$ 1,586,267	$ 5,857,484

(1) - Excludes covered loans.

The following table provides information regarding Trustmark's LHFI maturities by interest rate sensitivity at December 31, 2011:

LHFI Maturities by Interest Rate Sensitivity *(1)*

($ in thousands)

	Maturing			
Loan Type	Within One Year or Less	One Year Through Five Years	After Five Years	Total
Predetermined interest rates	$ 1,325,409	$ 1,314,230	$ 1,371,394	$ 4,011,033
Floating interest rates:				
Loans which are at contractual floor	62,338	743,967	116,363	922,668
Loans which are free to float	618,396	206,877	98,510	923,783
Total floating interest rates	680,734	950,844	214,873	1,846,451
Total	$ 2,006,143	$ 2,265,074	$ 1,586,267	$ 5,857,484

(1) - Excludes covered loans.

Allowance for Loan Losses

The allowance for loan losses is established through provisions for estimated loan losses charged against net income. The allowance reflects Management's best estimate of the probable loan losses related to specifically identified loans, as well as probable incurred loan losses in the remaining loan portfolio and requires considerable judgment. The allowance is based upon Management's current judgments and the credit quality of the loan portfolio, including all internal and external factors that impact loan collectibility. Accordingly, the allowance is based upon both past events and current economic conditions.

The table below illustrates the changes in Trustmark's allowance for loan losses as well as Trustmark's loan loss experience for each of the last five years:

Analysis of the Allowance for Loan Losses
($ in thousands)

	Years Ended December 31,				
	2011	2010	2009	2008	2007
Balance at beginning of period	$ 93,510	$ 103,662	$ 94,922	$ 79,851	$ 72,098
Loans charged off:					
Real estate loans	(30,648)	(50,395)	(55,148)	(48,182)	(8,678)
Loans to finance agricultural production and other loans to farmers	-	-	-	(3)	(297)
Commercial and industrial	(4,299)	(4,186)	(5,715)	(3,182)	(2,136)
Consumer	(5,629)	(10,234)	(15,759)	(15,976)	(10,207)
All other loans	(5,193)	(7,082)	(4,089)	(4,424)	(5,472)
Total charge-offs	(45,769)	(71,897)	(80,711)	(71,767)	(26,790)
Recoveries on loans previously charged off:					
Real estate loans	447	417	555	208	57
Commercial and industrial	2,739	2,245	2,935	1,137	1,356
Consumer	5,764	6,395	5,997	5,874	5,944
All other loans	3,123	3,142	2,852	3,207	3,402
Total recoveries	12,073	12,199	12,339	10,426	10,759
Net charge-offs	(33,696)	(59,698)	(68,372)	(61,341)	(16,031)
Provision for loan losses	29,704	49,546	77,112	76,412	23,784
Balance at end of period	$ 89,518	$ 93,510	$ 103,662	$ 94,922	$ 79,851
Percentage of net charge-offs during period to average loans outstanding during the period	0.56%	0.95%	1.01%	0.87%	0.23%

Trustmark's allowance has been developed using different factors to estimate losses based upon specific evaluation of identified individual loans considered impaired, estimated identified losses on various pools of loans and/or groups of risk rated loans with common risk characteristics and other external and internal factors of estimated probable losses based on other facts and circumstances.

Trustmark's allowance for loan loss methodology is based on guidance provided in SAB No. 102 as well as other regulatory guidance. The level of Trustmark's allowance reflects Management's continuing evaluation of specific credit risks, loan loss experience, current loan portfolio growth, present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio. This evaluation takes into account other qualitative factors including recent acquisitions; national, regional and local economic trends and conditions; changes in industry and credit concentration; changes in levels and trends of delinquencies and nonperforming loans; changes in levels and trends of net charge-offs; and changes in interest rates and collateral, financial and underwriting exceptions.

During 2009, Trustmark refined its allowance for loan loss methodology for commercial loans based upon regulatory guidance from its primary regulator. This refined methodology delineated the commercial purpose and commercial construction loan portfolios into thirteen separate loan types (or pools), which had similar characteristics, such as, repayment, collateral and risk profiles. The thirteen separate loan pools utilized a 10-point risk rating system to apply a reserve factor consisting of quantitative and qualitative components to determine the needed allowance by each loan type. This change expanded commercial loans from a single pool used in 2008 and prior years to the thirteen separate pools and increased risk factors for commercial loan types to 130. The thirteen separate loan pools included nine basic loan pools, of which four pools were separated between Florida and non-Florida. This change in the methodology allowed Trustmark to reallocate loan loss reserves to loans that represent the highest risk.

During the first quarter of 2010, Trustmark further refined the allowance for loan loss methodology for commercial loans by segregating the nine basic loan pools into Trustmark's four key market regions, Florida, Mississippi, Tennessee and Texas, to take into consideration the uniqueness of each market while continuing to utilize a 10-point risk rating system for each pool. As a result, risk rate factors for commercial loan types increased to 360 while having an immaterial impact to the overall balance of the allowance for loan losses. The nine separate pools are segmented below:

Commercial Purpose Loans

- Real Estate – Owner Occupied
- Real Estate – Non-Owner Occupied
- Working Capital
- Non-Working Capital
- Land
- Lots and Development
- Political Subdivisions

Commercial Construction Loans

- 1 to 4 Family
- Non-1 to 4 Family

During the third quarter of 2011, Trustmark altered the quantitative factors of the allowance for loan loss methodology to reflect a twelve-quarter rolling average. The quantitative factors utilized in determining the required reserve are intended to reflect a twelve-quarter rolling average, one quarter in arrears, by loan type within each key market region, unless subsequent market factors suggests that a different method is called for. This alteration to Trustmark's methodology allows for a greater sensitivity to current trends, such as economic changes as well as current loss profiles, which creates a more accurate depiction of historical losses. Prior to converting to a twelve-quarter rolling average, the quantitative factors reflected a three-year rolling average for Trustmark's commercial loan book of business. In 2009, Management determined the need to alter the methodology of calculating historical loss factor due to the severe economic environment at that time. Management used data from the single year of 2008 as the historical loss factor for 2009, and used the average historical loss for 2008 and 2009 as the historical loss factor for 2010.

The qualitative factors are determined through the utilization of eight separate factors made up of unique characteristics that, when weighted and combined, produce an estimated level of reserve for each loan type. The qualitative factors considered are the following:

- National and regional economic trends and conditions
- Impact of recent performance trends
- Experience, ability and effectiveness of management
- Adherence to Trustmark's loan policies, procedures and internal controls
- Collateral, financial and underwriting exception trends
- Credit concentrations
- Acquisitions
- Catastrophe

The measure for each qualitative factor is converted to a scale ranging from 0 (No risk) to 100 (High Risk), other than the last two factors, which are applied on a dollar-for-dollar basis, to ensure that the combination of such factors is proportional. The resulting ratings from the individual factors are weighted and summed to establish the weighted average qualitative factor of a specific loan portfolio within each key market region. This weighted average qualitative factor is then distributed over the nine primary loan pools within each key market region based on the ranking by risk of each.

At December 31, 2011, the allowance for loan losses was $89.5 million, a decrease of $4.0 million when compared with December 31, 2010. Several larger commercial credit upgrades and declines in the loan portfolio contributed to the decrease in the allowance for loan losses. Total allowance coverage of nonperforming loans, excluding impaired loans, at December 31, 2011, was 194.2%, compared to 188.1% at December 31, 2010. Allocation of Trustmark's $89.5 million allowance for loan losses represents 1.91% of commercial loans and 0.76% of consumer and home mortgage loans, resulting in an allowance to total loans of 1.53% at December 31, 2011. This compares with an allowance to total loans of 1.54% at December 31, 2010, which was allocated to commercial loans at 1.94% and to consumer and mortgage loans at 0.78%.

Net charge-offs for 2011 totaled $33.7 million, or 0.56% of average loans, compared to $59.7 million, or 0.95% in 2010, and $68.4 million, or 1.01% in 2009. This decrease can be primarily attributed to a slowing in the decline of property values in commercial developments of residential real estate along with a substantial reduction in auto finance charge-offs. The net charge-offs exceeded the provisions for Florida, Tennessee and Texas during 2011 and for Florida, Mississippi and Tennessee during 2010 because a large portion of charge-offs had been fully reserved in prior periods. The increase for 2009 can be primarily attributed to a continued decline in commercial developments of residential real estate property values and sales activity. Management continues to monitor the impact of real estate values on borrowers and is proactively managing these situations.

Net Charge-Offs
($ in thousands)

	Years Ended December 31,		
	2011	2010	2009
Florida	$ 18,843	$ 28,650	$ 36,405
Mississippi *(1)*	8,355	18,963	21,799
Tennessee *(2)*	2,575	6,578	3,723
Texas	3,923	5,507	6,445
Total net charge-offs	$ 33,696	$ 59,698	$ 68,372

(1) - Mississippi includes Central and Southern Mississippi Regions
(2) - Tennessee includes Memphis, Tennessee and Northern Mississippi Regions

Trustmark's loan policy dictates the guidelines to be followed in determining when a loan is charged-off. Commercial purpose loans are charged-off when a determination is made that the loan is uncollectible and continuance as a bankable asset is not warranted. Consumer loans secured by 1-4 family residential real estate are generally charged-off or written down when the credit becomes severely delinquent, and the balance exceeds the fair value of the property less costs to sell. Non-real estate consumer purpose loans, including both secured and unsecured, are generally charged-off in full during the month in which the loan becomes 120 days past due. Credit card loans are generally charged-off in full when the loan becomes 180 days past due.

Nonperforming Assets, excluding Covered Assets (Loans and Other Real Estate)

Nonperforming assets totaled $189.5 million at December 31, 2011, a decrease of $40.1 million relative to December 31, 2010. Collectively, total nonperforming assets to total loans and other real estate at December 31, 2011 was 3.08% compared to 3.64% at December 31, 2010.

Nonperforming Assets *(1)*
($ in thousands)

	December 31,				
	2011	2010	2009	2008	2007
Nonaccrual loans					
Florida	$ 23,002	$ 53,773	$ 74,159	$ 75,092	$ 43,787
Mississippi *(2)*	46,746	39,803	31,050	18,703	13,723
Tennessee *(3)*	15,791	14,703	12,749	3,638	4,431
Texas	24,919	34,644	23,204	16,605	3,232
Total nonaccrual loans	110,458	142,923	141,162	114,038	65,173
Other real estate					
Florida	29,963	32,370	45,927	21,265	995
Mississippi *(2)*	19,483	24,181	22,373	6,113	1,123
Tennessee *(3)*	16,879	16,407	10,105	8,862	6,084
Texas	12,728	13,746	11,690	2,326	146
Total other real estate	79,053	86,704	90,095	38,566	8,348
Total nonperforming assets	$ 189,511	$ 229,627	$ 231,257	$ 152,604	$ 73,521
Nonperforming assets/total loans (including loans held for sale) and ORE	3.08%	3.64%	3.48%	2.18%	1.02%
Loans Past Due 90 days or more					
Loans held for investment	$ 4,230	$ 3,608	$ 8,901	$ 5,139	$ 4,853
Serviced GNMA loans eligible for repurchase (4)	$ 39,379	$ 15,777	$ 46,661	$ 18,095	$ 11,847

(1) - Excludes Covered Assets (Loans and Other Real Estate)
(2) - Mississippi includes Central and Southern Mississippi Regions
(3) - Tennessee includes Memphis, Tennessee and Northern Mississippi Regions
(4) - No obligation to repurchase

See the previous discussion of Loans Held for Sale for more information on Trustmark's serviced GNMA loans eligible for repurchase and the impact of Trustmark's repurchases of delinquent mortgage loans under the GNMA optional repurchase program.

Total nonaccrual loans decreased $32.5 million during 2011 to $110.5 million, or 1.82% of total loans including loans held for sale, due primarily to an improvement in Trustmark's Florida market. At December 31, 2010, nonaccrual loans were $142.9 million, or 2.30% of total loans including loans held for sale, an increase of $1.8 million when compared to December 31, 2009. The increase during 2010 was due primarily to residential real estate development and commercial real estate credits in Trustmark's Mississippi and Texas markets, which were impaired and written-down to fair value of the underlying collateral less estimated cost of disposition.

The following table illustrates nonaccrual loans by loan type for the past five years:

Nonaccrual Loans by Loan Type *(1)*

($ in thousands)

	December 31,				
	2011	2010	2009	2008	2007
Construction, land development and other land loans	$ 40,413	$ 57,831	$ 81,805	$ 72,582	$ 45,999
Secured by 1-4 family residential properties	24,348	30,313	31,464	11,699	10,851
Secured by nonfarm, nonresidential properties	23,981	29,013	18,056	10,775	4,694
Other loans secured by real estate	5,871	6,154	2,097	3,351	165
Commercial and industrial	14,148	16,107	6,630	14,617	2,506
Consumer loans	825	2,112	973	976	883
Other loans	872	1,393	137	38	75
Total Nonaccrual Loans by Type	$ 110,458	$ 142,923	$ 141,162	$ 114,038	$ 65,173

(1) - Excludes Covered Loans

Florida Credit Quality

($ in thousands)

	December 31, 2011					
				Classified (3)		
	Total Loans	Criticized Loans (1)	Special Mention (2)	Accruing	Nonimpaired Nonaccrual	Impaired Nonaccrual (4)
Construction, land development and other land loans:						
Lots	$ 38,409	$ 13,371	$ 934	$ 9,484	$ 1,755	$ 1,198
Development	11,542	2,257	-	-	-	2,257
Unimproved land	44,085	27,011	20,038	2,750	441	3,782
1-4 family construction	1,130	-	-	-	-	-
Other construction	287	287	-	287	-	-
Construction, land development and other land loans	95,453	42,926	20,972	12,521	2,196	7,237
Commercial, commercial real estate and consumer	270,065	58,359	9,857	34,933	2,657	10,912
Total Florida loans	$ 365,518	$ 101,285	$ 30,829	$ 47,454	$ 4,853	$ 18,149

Florida Loan Loss Reserves by Loan Type	Total Loans	Loan Loss Reserves	Loan Loss Reserve % of Total Loans
Construction, land development and other land loans:			
Lots	$ 38,409	$ 4,209	10.96%
Development	11,542	1,325	11.48%
Unimproved land	44,085	4,879	11.07%
1-4 family construction	1,130	21	1.86%
Other construction	287	72	25.09%
Construction, land development and other land loans	95,453	10,506	11.01%
Commercial, commercial real estate and consumer	270,065	10,811	4.00%
Total Florida loans	$ 365,518	$ 21,317	5.83%

(1) Criticized loans equal all special mention and classified loans.
(2) Special mention loans exhibit potential credit weaknesses that, if not resolved, may ultimately result in a more severe classification.
(3) Classified loans include those loans identified by management as exhibiting well-defined credit weaknesses that may jeopardize repayment in full of the debt.
(4) All nonaccrual loans over $500 thousand are individually assessed for impairment. Impaired loans have been determined to be collateral dependent and assessed using a fair value approach. Fair value estimates begin with appraised values, normally from recently received and reviewed appraisals. Appraised values are adjusted down for costs associated with asset disposal. At the time a loan is deemed to be impaired, the full difference between book value and the most likely estimate of the asset's net realizable value is charged off. However, as subsequent events dictate and estimated net realizable values decline, required reserves are established.

Trustmark has made significant progress in the resolution of its construction and land development portfolio in Florida. Over the last 12 months, this portfolio has been reduced 27.7% to $95.5 million. At December 31, 2011, the associated reserve for loan losses on this portfolio totaled $10.5 million, or 11.0%. Trustmark remains focused on managing credit risks resulting from current economic and real estate market conditions.

As seen in the table above, at December 31, 2011, approximately $22.0 million in construction, land development and other loans have been classified and reserved for at appropriate levels, including $7.2 million of impaired loans that have been charged down to fair value of the underlying collateral less cost to sell. Management believes that this portfolio is appropriately risk rated and adequately reserved based upon current conditions.

The following table illustrates other real estate by type of property for the past five years:

Other Real Estate by Property Type *(1)*

($ in thousands)

	December 31,				
	2011	2010	2009	2008	2007
Construction, land development and other land properties	$ 53,834	$ 61,963	$ 60,276	$ 28,824	$ 3,635
1-4 family residential properties	10,557	13,509	11,001	8,443	4,446
Nonfarm, nonresidential properties	13,883	9,820	7,285	1,220	174
Other real estate properties	779	1,412	11,533	79	93
Total other real estate	$ 79,053	$ 86,704	$ 90,095	$ 38,566	$ 8,348

(1) - Excludes Covered Other Real Estate

The following table illustrates writedowns of other real estate by region for the past three years:

Writedowns of Other Real Estate by Region *(1)*

($ in thousands)

	Years Ended December 31,		
	2011	2010	2009
Florida	$ 5,651	$ 11,033	$ 5,155
Mississippi *(2)*	6,782	4,844	1,336
Tennessee *(3)*	(67)	935	948
Texas	1,490	315	-
Total writedowns of other real estate	$ 13,856	$ 17,127	$ 7,439

(1) - Excludes Covered Other Real Estate

(2) - Mississippi includes Central and Southern Mississippi Regions

(3) - Tennessee includes Memphis, Tennessee and Northern Mississippi Regions

Covered Loans

On April 15, 2011, TNB entered into a purchase and assumption agreement with the FDIC in which TNB agreed to assume all of the deposits and essentially all of the assets of Heritage. Loans comprise the majority of the assets acquired and $97.8 million, or 91% of total loans acquired, are subject to the loss-share agreement with the FDIC whereby TNB is indemnified against a portion of the losses on covered loans and covered other real estate. The loans acquired from Heritage that are covered by loss-share agreement are presented as covered loans in the accompanying consolidated financial statements.

Trustmark accounts for acquired impaired loans under FASB ASC Topic 310-30, "Loans and Debt Securities Acquired with Deteriorated Credit Quality." An acquired loan is considered impaired when there is evidence of credit deterioration since the origination and it is probable at the date of acquisition that Trustmark would be unable to collect all contractually required payments. Revolving credit agreements such as home equity lines are excluded from acquired impaired loan accounting requirements. Trustmark acquired $3.8 million of revolving credit agreements, at fair value, consisting mainly of home equity loans and commercial asset-based lines of credit, where the borrower had revolving privileges on the acquisition date. As such, Trustmark has accounted for such revolving covered loans in accordance with accounting requirements for purchased nonimpaired loans.

During the fourth quarter of 2011, Trustmark re-estimated the expected cash flows on the acquired loans of Heritage as required by FASB ASC Topic 310-30. The analysis resulted in improvements in the estimated future cash flows of the acquired loans that remain outstanding as well as lower expected remaining losses on those loans. Due to the re-estimated cash flows on the acquired loans, Trustmark increased the carrying value of covered loans by $4.5 million. The accretable yield of the covered loans was also increased by $7.6 million as a result of the improvements in the estimated expected cash flows.

The following table presents covered loans acquired as of the date of the Heritage acquisition and activity within covered loans during 2011 ($ in thousands):

Covered loans acquired at fair value	$ 97,770
Accretion to interest income (1)	4,890
Payments received	(30,337)
Changes in expected cash flows	4,481
Less allowance for loan losses	(502)
Carrying value at December 31, 2011	$ 76,302

(1) Includes $543 thousand of accretion for covered loans not accounted for under FASB ASC Topic 310-30.

At December 31, 2011, covered loans, which are substantially located in Mississippi, consisted of the following ($ in thousands):

Loans secured by real estate:		
Construction, land development and other land loans	$	4,209
Secured by 1-4 family residential properties		31,874
Secured by nonfarm, nonresidential properties		30,889
Other		5,126
Commercial and industrial loans		2,971
Consumer loans		290
Other loans		1,445
Covered loans		76,804
Less allowance for loan losses		502
Net covered loans	$	76,302

Covered Other Real Estate

All other real estate acquired in a FDIC-assisted acquisition, such as Heritage, that is subject to a FDIC loss-share agreement is referred to as covered other real estate and reported separately in Trustmark's consolidated balance sheets. Covered other real estate is reported exclusive of expected reimbursement cash flows from the FDIC. Foreclosed covered loan collateral is transferred into covered other real estate at the collateral's net realizable value, less selling costs.

Covered other real estate was initially recorded at its estimated fair value on the acquisition date based on similar market comparable valuations less estimated selling costs. Any subsequent valuation adjustments due to declines in fair value are charged to noninterest expense, and are mostly offset by noninterest income representing the corresponding increase to the FDIC indemnification asset for the offsetting loss reimbursement amount. Any recoveries of previous valuation adjustments will be credited to noninterest expense with a corresponding charge to noninterest income for the portion of the recovery that is due to the FDIC.

At December 31, 2011, covered other real estate consisted of the following types of properties ($ in thousands):

Construction, land development and other land properties	$	1,304
1-4 family residential properties		889
Nonfarm, nonresidential properties		4,022
Other real estate properties		116
Total covered other real estate	$	6,331

FDIC Indemnification Asset

Trustmark has elected to account for amounts receivable under the loss-share agreement as an indemnification asset in accordance with FASB ASC Topic 805, "Business Combinations." The FDIC indemnification asset was initially recorded at fair value, based on the discounted value of expected future cash flows under the loss-share agreement. The difference between the present value and the undiscounted cash flows TNB expects to collect from the FDIC is accreted into noninterest income over the life of the FDIC indemnification asset.

During the fourth quarter of 2011, Trustmark re-estimated the expected cash flows on the acquired loans of Heritage as required by FASB ASC Topic 310-30. The analysis resulted in improvements in the estimated future cash flows of the acquired loans that remain outstanding as well as lower expected remaining losses on those loans. The improvements in the estimated expected cash flows of the covered loans resulted in a reduction of the expected loss-share receivable from the FDIC. During the fourth quarter of 2011, other income included a write-down of the FDIC indemnification asset of $4.2 million on covered loans as a result of loan pay offs and improved cash flow projections and lower loss expectations for loan pools.

The following table presents the FDIC indemnification asset acquired as of the date of the Heritage acquisition and activity within the FDIC indemnification asset during 2011 ($ in thousands):

Indemnification asset at acquisition date	$ 33,333
Accretion	185
Loss-share payments received from FDIC	(986)
Change in expected cash flows	(4,157)
Change in FDIC true-up provision	(27)
Carrying value at December 31, 2011	$ 28,348

Pursuant to the provisions of the Heritage loss-share agreement, TNB may be required to make a true-up payment to the FDIC at the termination of the loss-share agreement should actual losses be less than certain thresholds established in the agreement. TNB calculates the projected true-up payable to the FDIC quarterly and records a FDIC true-up provision for the present value of the projected true-up payable to the FDIC at the termination of the loss-share agreement. At December 31, 2011, TNB's FDIC true-up provision totaled $601 thousand.

Other Earning Assets

Federal funds sold and securities purchased under reverse repurchase agreements were $9.3 million at December 31, 2011, a decrease of $2.5 million when compared with December 31, 2010. Trustmark utilizes these products as offerings for its correspondent banking customers as well as a short-term investment alternative whenever it has excess liquidity.

Deposits and Other Interest-Bearing Liabilities

Trustmark's deposit base is its primary source of funding and consists of core deposits from the communities Trustmark serves. Deposits include interest-bearing and noninterest-bearing demand accounts, savings, money market, certificates of deposit and individual retirement accounts. Total deposits were $7.566 billion at December 31, 2011, compared with $7.045 billion at December 31, 2010, an increase of $521.8 million, or 7.4%. Growth in deposits is a combination of increases in both noninterest-bearing and interest-bearing deposits of $396.8 million and $125.0 million, respectively. Trustmark experienced noninterest-bearing deposit growth among all categories, with the Heritage acquisition contributing a modest $14.5 million. The increase in interest-bearing deposits resulted primarily from growth in money market accounts as well as $135.4 million in deposits from the Heritage acquisition. Partially offsetting the increase was a decrease in certificate of deposit account balances, excluding Heritage, of $204.4 million as Trustmark continued its efforts to reduce high-cost deposit balances.

Trustmark uses short-term borrowings to fund growth of earning assets in excess of deposit growth. Short-term borrowings consist primarily of federal funds purchased, securities sold under repurchase agreements and short-term FHLB advances. Short-term borrowings totaled $692.1 million at December 31, 2011, a decrease of $433.4 million, when compared with $1.125 billion at December 31, 2010. Of these amounts, $239.4 million and $285.1 million, respectively, were customer related transactions, such as commercial sweep repo balances. This decrease resulted primarily from declines of $95.6 million in federal funds purchased and securities sold under repurchase agreements and $347.5 million in short-term FHLB advances as funding pressures lessened due to strong deposit growth.

The table below presents information concerning qualifying components of Trustmark's short-term borrowings for each of the last three years ($ in thousands):

Federal funds purchased and securities sold under repurchase agreements:	2011	2010	2009
Amount outstanding at end of period	$ 604,500	$ 700,138	$ 653,032
Weighted average interest rate at end of period	0.12%	0.19%	0.11%
Maximum amount outstanding at any month end during each period	$ 845,234	$ 827,162	$ 738,201
Average amount outstanding during each period	$ 507,925	$ 580,427	$ 621,638
Weighted average interest rate during each period	0.19%	0.20%	0.18%
Short-term borrowings:			
Amount outstanding at end of period	$ 87,628	$ 425,343	$ 253,957
Weighted average interest rate at end of period	1.77%	0.57%	0.69%
Maximum amount outstanding at any month end during each period	$ 308,072	$ 425,343	$ 766,715
Average amount outstanding during each period	$ 142,984	$ 209,550	$ 371,173
Weighted average interest rate during each period	1.12%	0.86%	0.66%

Benefit Plans

Capital Accumulation Plan

As disclosed in Note 14 – Defined Benefit and Other Postretirement Benefits included in Item 8 - Financial Statements and Supplementary Data, Trustmark maintains a noncontributory defined benefit pension plan, which covers substantially all associates employed prior to January 1, 2007. The plan provides retirement benefits that are based on the length of credited service and final average compensation, as defined in the plan and vest upon three years of service. In an effort to control expenses, the Board voted to freeze plan benefits effective during 2009, with the exception of certain associates covered through plans obtained by acquisitions. Individuals will not earn additional benefits, except for interest as required by the IRS regulations, after the effective date. Associates will retain their previously earned pension benefits. During 2009, Trustmark recorded a one-time curtailment gain of $1.9 million as a result of the freeze in plan benefits due to the recognition of the prior service credits previously included in accumulated other comprehensive income (loss).

At December 31, 2011, the fair value of plan assets totaled $72.3 million and was exceeded by the plan projected benefit obligation of $100.6 million by $28.3 million. Net periodic benefit cost equaled $3.2 million in 2011 compared with $2.8 million in 2010 and $51 thousand in 2009.

The fair value of plan assets is determined utilizing current market quotes, while the benefit obligation and periodic benefit costs are determined utilizing actuarial methodology with certain weighted-average assumptions. For 2011, 2010 and 2009, the process used to select the discount rate assumption under FASB ASC Topic 715, "Employers' Accounting for Pensions," takes into account the benefit cash flow and the segmented yields on high-quality corporate bonds that would be available to provide for the payment of the benefit cash flow. Assumptions, which have been chosen to represent the estimate of a particular event as required by GAAP, have been reviewed and approved by Management based on recommendations from its actuaries.

The acceptable range of contributions to the plan is determined each year by the plan's actuary. Trustmark's policy is to fund amounts allowable for federal income tax purposes. The actual amount of the contribution is determined based on the plan's funded status and return on plan assets as of the measurement date, which is December 31. For the plan year ended December 31, 2011 and 2010, Trustmark's minimum required contribution was $896 thousand and zero, respectively. During 2011 and 2010, Trustmark made a contribution of $1.0 million for the plan year ended December 31, 2011 and $1.9 million for the plan year ended December 31, 2009, respectively. For the plan year ended December 31, 2012, Trustmark's minimum required contribution is expected to be $3.4 million; however, Management and the Board of Directors will monitor the plan throughout 2012 to determine any additional funding requirements by the plan's measurement date.

Supplemental Retirement Plan

Trustmark also maintains a nonqualified supplemental retirement plan covering directors who elected to defer fees, key executive officers and senior officers. The plan provides for defined death benefits and/or retirement benefits based on a participant's covered salary. Trustmark has acquired life insurance contracts on the participants covered under the plan, which are anticipated to fund future payments under the plan.

At December 31, 2011, the accrued benefit obligation equaled $52.6 million, while the net periodic benefit cost equaled $3.6 million in 2011 and $3.5 million in 2010 and 2009. The net periodic benefit cost and projected benefit obligation are determined using actuarial assumptions as of the plan's measurement date, which is December 31. The process used to select the discount rate assumption under FASB ASC Topic 715 takes into account the benefit cash flow and the segmented yields on high-quality corporate bonds that would be available to provide for the payment of the benefit cash flow. At December 31, 2011, unrecognized actuarial losses and unrecognized prior service costs continue to be amortized over future service periods.

Off-Balance Sheet Arrangements

Trustmark makes commitments to extend credit and issues standby and commercial letters of credit in the normal course of business in order to fulfill the financing needs of its customers. These loan commitments and letters of credit are off-balance sheet arrangements.

Commitments to extend credit are agreements to lend money to customers pursuant to certain specified conditions. Commitments generally have fixed expiration dates or other termination clauses. Since many of these commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Trustmark applies the same credit policies and standards as it does in the lending process when making these commitments. The collateral obtained is based upon the assessed creditworthiness of the borrower. At both December 31, 2011 and 2010, Trustmark had commitments to extend credit of $1.7 billion and $1.6 billion, respectively.

Standby and commercial letters of credit are conditional commitments issued by Trustmark to ensure the performance of a customer to a third party. When issuing letters of credit, Trustmark uses essentially the same policies regarding credit risk and collateral that are followed in the lending process. At December 31, 2011 and 2010, Trustmark's maximum exposure to credit loss in the event of nonperformance by the other party for letters of credit was $156.7 million and $185.6 million, respectively. These amounts consist primarily of commitments with maturities of less than three years. Trustmark holds collateral to support certain letters of credit when deemed necessary.

Contractual Obligations

Trustmark is obligated under certain contractual arrangements. The amount of the payments due under those obligations as of December 31, 2011 is shown in the table below:

Contractual Obligations

($ in thousands)

	Less than One Year	One to Three Years	Three to Five Years	After Five Years	Total
Subordinated notes	$ -	$ -	$ -	$ 49,839	$ 49,839
Junior subordinated debt securities	-	-	-	61,856	61,856
Operating lease obligations	5,913	8,861	4,219	5,718	24,711
Time deposits	1,572,580	397,510	47,175	315	2,017,580
FHLB advances	2,485	-	-	-	2,485
Securities sold under repurchase agreements	193,297	-	-	-	193,297
Total	$ 1,774,275	$ 406,371	$ 51,394	$ 117,728	$ 2,349,768

Capital Resources

At December 31, 2011, Trustmark's total shareholders' equity was $1.215 billion, an increase of $65.6 million from its level at December 31, 2010. During 2011, shareholders' equity increased primarily as a result of net income of $106.8 million and was offset by common stock dividends of $59.5 million. Trustmark utilizes a capital model in order to provide Management with a monthly tool for analyzing changes in its strategic capital ratios. This allows Management to hold sufficient capital to provide for growth opportunities, protect the balance sheet against sudden adverse market conditions while maintaining an attractive return on equity to shareholders.

Common Stock Offering

On December 7, 2009, Trustmark completed a public offering of 6,216,216 shares of its common stock, including 810,810 shares issued pursuant to the exercise of the underwriters' over-allotment option, at a price of $18.50 per share. Trustmark received net proceeds of approximately $109.3 million after deducting underwriting discounts, commissions and estimated offering expenses.

Proceeds from this offering were used in the repurchase of Senior Preferred Stock discussed below.

Repurchase of Preferred Stock

On November 21, 2008, Trustmark issued 215,000 shares of Senior Preferred Stock to the Treasury in a private placement transaction as part of the Troubled Assets Relief Program Capital Purchase Program (TARP CPP), a voluntary initiative for healthy U.S. financial institutions. As part of its participation in the TARP CPP, Trustmark also issued to the Treasury a Warrant to purchase up to 1,647,931 shares of Trustmark's common stock, at an initial exercise price of $19.57 per share, subject to customary anti-dilution adjustments.

On December 9, 2009, Trustmark completed the repurchase of its 215,000 shares of Senior Preferred Stock from the Treasury at a purchase price of $215.0 million plus a final accrued dividend of $716.7 thousand. The repurchase of the Senior Preferred Stock resulted in a one-time, non-cash charge of $8.2 million to net income available to common shareholders in Trustmark's fourth quarter 2009 financial statements for the unaccreted discount recorded at the date of issuance of the Senior Preferred Stock. In addition, on December 30, 2009, Trustmark repurchased in full from the Treasury, the Warrant to purchase 1,647,931 shares of Trustmark's common stock, which was issued to the Treasury pursuant to the TARP CPP. The purchase price paid by Trustmark to the Treasury for the Warrant was its fair value of $10.0 million.

Regulatory Capital

Trustmark and TNB are subject to minimum capital requirements, which are administered by various federal regulatory agencies. These capital requirements, as defined by federal guidelines, involve quantitative and qualitative measures of assets, liabilities and certain off-balance sheet instruments. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional, discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements of both Trustmark and TNB. Trustmark aims to exceed the well-capitalized guidelines for regulatory capital. As of December 31, 2011, Trustmark and TNB have exceeded all of the minimum capital standards for the parent company and its primary banking subsidiary as established by regulatory requirements. In addition, TNB has met applicable regulatory guidelines to be considered well-capitalized at December 31, 2011. To be categorized in this manner, TNB must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the accompanying table. There are no significant conditions or events that have occurred since December 31, 2011, which Management believes have affected TNB's present classification.

In addition, during 2006, Trustmark enhanced its capital structure with the issuance of trust preferred securities and Subordinated Notes. For regulatory capital purposes, the trust preferred securities currently qualify as Tier 1 capital while the Subordinated Notes qualify as Tier 2 capital. The addition of these capital instruments provided Trustmark a cost effective manner in which to manage shareholders' equity and enhance financial flexibility.

Regulatory Capital Table
($ in thousands)

	Actual Regulatory Capital		Minimum Regulatory Capital Required		Minimum Regulatory Provision to be Well-Capitalized	
At December 31, 2011:	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to Risk Weighted Assets)						
Trustmark Corporation	$1,096,213	16.67%	$ 526,156	8.00%	n/a	n/a
Trustmark National Bank	1,057,932	16.28%	519,709	8.00%	$649,636	10.00%
Tier 1 Capital (to Risk Weighted Assets)						
Trustmark Corporation	$ 974,034	14.81%	$ 263,078	4.00%	n/a	n/a
Trustmark National Bank	938,122	14.44%	259,855	4.00%	$389,782	6.00%
Tier 1 Capital (to Average Assets)						
Trustmark Corporation	$ 974,034	10.43%	$ 280,162	3.00%	n/a	n/a
Trustmark National Bank	938,122	10.18%	276,502	3.00%	$460,837	5.00%
At December 31, 2010:						
Total Capital (to Risk Weighted Assets)						
Trustmark Corporation	$1,051,933	15.77%	$533,774	8.00%	n/a	n/a
Trustmark National Bank	1,014,219	15.40%	526,894	8.00%	$658,617	10.00%
Tier 1 Capital (to Risk Weighted Assets)						
Trustmark Corporation	$918,600	13.77%	$266,887	4.00%	n/a	n/a
Trustmark National Bank	883,549	13.42%	263,447	4.00%	$395,170	6.00%
Tier 1 Capital (to Average Assets)						
Trustmark Corporation	$918,600	10.14%	$271,867	3.00%	n/a	n/a
Trustmark National Bank	883,549	9.89%	267,967	3.00%	$446,612	5.00%

Dividends on Common Stock

Dividends per common share for the years ended December 31, 2011, 2010 and 2009 were $0.92. Trustmark's dividend payout ratio for 2011, 2010 and 2009 was 55.1%, 58.2%, and 73.0%, respectively. Approval by TNB's regulators is required if the total of all dividends declared in any calendar year exceeds the total of its net income for that year combined with its retained net income of the preceding two years. TNB will have available in 2012 approximately $85.4 million plus its net income for that year to pay as dividends. The actual amount of any dividends declared in 2012 will be determined by Trustmark's Board of Directors.

Liquidity

Liquidity is the ability to meet asset funding requirements and operational cash outflows in a timely manner, in sufficient amount and without excess cost. Consistent cash flows from operations and adequate capital provide internally generated liquidity. Furthermore, Management maintains funding capacity from a variety of external sources to meet daily funding needs, such as those required to meet deposit withdrawals, loan disbursements and security settlements. Liquidity strategy also includes the use of wholesale funding sources to provide for the seasonal fluctuations of deposit and loan demand and the cyclical fluctuations of the economy that impact the availability of funds. Management keeps excess funding capacity available to meet potential demands associated with adverse circumstances.

The asset side of the balance sheet provides liquidity primarily through maturities and cash flows from loans and securities, as well as the ability to sell certain loans and securities while the liability portion of the balance sheet provides liquidity primarily through noninterest and interest-bearing deposits. Trustmark utilizes federal funds purchased, brokered deposits, FHLB advances, securities sold under repurchase agreements as well as the Federal Reserve Discount Window (Discount Window) to provide additional liquidity. Access to these additional sources represents Trustmark's incremental borrowing capacity.

Deposit accounts represent Trustmark's largest funding source. Average deposits totaled to $7.525 billion for 2011 and represented approximately 78.5% of average liabilities and shareholders' equity when compared to average deposits of $7.116 billion, which represented 76.6% of average liabilities and shareholders' equity for 2010.

Trustmark utilizes a limited amount of brokered deposits to supplement other wholesale funding sources. At December 31, 2011, brokered sweep Money Market Deposit Account (MMDA) deposits totaled $42.1 million compared to $147.9 million at December 31, 2010, a decline of $106 million as Trustmark sought to reduce balances of its higher cost funding sources. At December 31, 2011,

Trustmark had $49.7 million in term fixed-rate brokered CDs outstanding compared with no outstanding brokered CDs at December 31, 2010. The addition of brokered CDs during the first quarter was part of an interest rate risk management strategy, and represented the lowest cost alternative for term fixed-rate funding.

At December 31, 2011, Trustmark had $365.0 million of upstream Federal funds purchased, compared to $415.0 million at December 31, 2010. Trustmark maintains adequate federal funds lines in excess of the amount utilized to provide sufficient short-term liquidity. Trustmark also maintains a relationship with the FHLB, which provided $2.5 million in advances at December 31, 2011, compared with $350.0 million in advances at December 31, 2010. Under the existing borrowing agreement, Trustmark had sufficient qualifying collateral to increase FHLB advances by $1.933 billion at December 31, 2011.

Additionally, Trustmark has the ability to enter into wholesale funding repurchase agreements as a source of borrowing by utilizing its unencumbered investment securities as collateral. At December 31, 2011, Trustmark had approximately $603.0 million available in repurchase agreement capacity compared to $497.4 million at December 31, 2010.

Another borrowing source is the Discount Window. At December 31, 2011, Trustmark had approximately $777.4 million available in collateral capacity at the Discount Window from pledges of loans and securities, compared with $845.5 million at December 31, 2010.

TNB has outstanding $50.0 million in aggregate principal amount of Subordinated Notes (the Notes) due December 15, 2016. At December 31, 2011, the carrying amount of the Notes was $49.8 million. The Notes were sold pursuant to the terms of regulations issued by the Office of the Comptroller of the Currency (OCC) and in reliance upon an exemption provided by the Securities Act of 1933, as amended. The Notes are unsecured and subordinate and junior in right of payment to TNB's obligations to its depositors, its obligations under bankers' acceptances and letters of credit, its obligations to any Federal Reserve Bank or the FDIC and its obligations to its other creditors, and to any rights acquired by the FDIC as a result of loans made by the FDIC to TNB.

During 2006, Trustmark completed a private placement of $60.0 million of trust preferred securities through a newly formed Delaware trust affiliate, Trustmark Preferred Capital Trust I, (the Trust). The trust preferred securities mature September 30, 2036 and are redeemable at Trustmark's option beginning after five years. Under applicable regulatory guidelines, these trust preferred securities qualify as Tier 1 capital. The proceeds from the sale of the trust preferred securities were used by the Trust to purchase $61.856 million in aggregate principal amount of Trustmark's junior subordinated debentures. The net proceeds to Trustmark from the sale of the related junior subordinated debentures to the Trust were used to assist in financing Trustmark's merger with Republic. On October 7, 2010, upon receipt of approval from the Federal Reserve Bank of Atlanta, the trust preferred securities of the Republic Trust, which totaled $8.0 million, were redeemed at par plus accrued interest and the junior subordinated debt securities were repaid.

Another funding mechanism set into place in 2006 was Trustmark's grant of a Class B banking license from the Cayman Islands Monetary Authority. Subsequently, Trustmark established a branch in the Cayman Islands through an agent bank. The branch was established as a mechanism to attract dollar denominated foreign deposits (i.e., Eurodollars) as an additional source of funding. At December 31, 2011, Trustmark had $94.8 million in Eurodollar deposits outstanding.

The Board of Directors currently has the authority to issue up to 20.0 million preferred shares with no par value. The ability to issue preferred shares in the future will provide Trustmark with additional financial and management flexibility for general corporate and acquisition purposes. Trustmark repurchased the 215,000 shares of Senior Preferred Stock from the Treasury in December 2009. Also, in December 2009, Trustmark issued common stock and received net proceeds of $109.3 million to use in the repurchase of the Senior Preferred Stock. At December 31, 2011, Trustmark has no shares of preferred stock issued. For further information regarding Trustmark's repurchase of Senior Preferred Stock and the issuance of common stock, please refer to the section Capital Resources found elsewhere in this report.

Liquidity position and strategy are reviewed regularly by the Asset/Liability Committee and continuously adjusted in relationship to Trustmark's overall strategy. Management believes that Trustmark has sufficient liquidity and capital resources to meet presently known cash flow requirements arising from ongoing business transactions.

Asset/Liability Management

Overview

Market risk reflects the potential risk of loss arising from adverse changes in interest rates and market prices. Trustmark has risk management policies to monitor and limit exposure to market risk. Trustmark's primary market risk is interest rate risk created by core banking activities. Interest rate risk is the potential variability of the income generated by Trustmark's financial products or services, which results from changes in various market interest rates. Market rate changes may take the form of absolute shifts, variances in the relationships between different rates and changes in the shape or slope of the interest rate term structure.

Management continually develops and applies cost-effective strategies to manage these risks. The Asset/Liability Committee sets the day-to-day operating guidelines, approves strategies affecting net interest income and coordinates activities within policy limits established by the Board of Directors. A key objective of the asset/liability management program is to quantify, monitor and manage interest rate risk and to assist Management in maintaining stability in the net interest margin under varying interest rate environments.

Derivatives

Trustmark uses financial derivatives for management of interest rate risk. The Asset/Liability Committee, in its oversight role for the management of interest rate risk, approves the use of derivatives in balance sheet hedging strategies. The most common derivatives employed by Trustmark are interest rate lock commitments, forward contracts, both futures contracts and options on futures contracts, interest rate swaps, interest rate caps and interest rate floors. In addition, Trustmark has entered into derivative contracts as counterparty to one or more customers in connection with loans extended to those customers. These transactions are designed to hedge exposures of the customers and are not entered into by Trustmark for speculative purposes. Increased federal regulation of the over-the-counter derivative markets may increase the cost to Trustmark to administer derivative programs.

As part of Trustmark's risk management strategy in the mortgage banking area, various derivative instruments such as interest rate lock commitments and forward sales contracts are utilized. Rate lock commitments are residential mortgage loan commitments with customers, which guarantee a specified interest rate for a specified period of time. Trustmark's obligations under forward contracts consist of commitments to deliver mortgage loans, originated and/or purchased, in the secondary market at a future date. These derivative instruments are designated as fair value hedges under FASB ASC Topic 815, "Derivatives and Hedging." The gross, notional amount of Trustmark's off-balance sheet obligations under these derivative instruments totaled $317.0 million at December 31, 2011, with a negative valuation adjustment of $1.5 million, compared to $230.9 million, with a positive valuation adjustment of $3.5 million as of December 31, 2010.

Trustmark utilizes a portfolio of exchange-traded derivative instruments, such as Treasury note futures contracts and option contracts, to achieve a fair value return that offsets the changes in fair value of MSR attributable to interest rates. These transactions are considered freestanding derivatives that do not otherwise qualify for hedge accounting. Changes in the fair value of these exchange-traded derivative instruments are recorded in noninterest income in mortgage banking, net and are offset by the changes in the fair value of MSR. The MSR fair value represents the present value of future cash flows, which among other things includes decay and the effect of changes in interest rates. Ineffectiveness of hedging the MSR fair value is measured by comparing the total hedge cost to the changes in the fair value of the MSR asset attributable to interest rate changes. The impact of this strategy resulted in a net positive ineffectiveness of $4.4 million and $7.3 million for the years ended December 31, 2011 and 2010, respectively.

Trustmark offers certain derivatives products such as interest rate swaps directly to qualified commercial borrowers seeking to manage their interest rate risk. Trustmark economically hedges interest rate swap transactions executed with commercial borrowers by entering into offsetting interest rate swap transactions with third parties. Derivative transactions executed as part of this program are not designated as qualifying hedging relationships and are, therefore, carried at fair value with the change in fair value recorded in current period earnings. Because these derivatives have mirror-image contractual terms, the changes in fair value substantially offset. As of December 31, 2011, Trustmark had interest rate swaps with an aggregate notional amount of $71.2 million related to this program. The net fair value of these derivatives is immaterial at December 31, 2011.

Trustmark has agreements with each of its interest rate swap counterparties that contain a provision where if Trustmark defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then Trustmark could also be declared in default on its derivative obligations.

As of December 31, 2011, the termination value of interest rate swaps in a liability position, which includes accrued interest but excludes any adjustment for nonperformance risk, related to these agreements was $1.8 million. As of December 31, 2011, Trustmark has not posted collateral against its obligations because of negotiated thresholds and minimum transfer amounts under these agreements. If Trustmark had breached any of these triggering provisions at December 31, 2011, it could have been required to settle its obligations under the agreements at the termination value.

Accounting Policies Recently Adopted and Pending Accounting Pronouncements

ASU 2011-12, "Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassification of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05." ASU 2011-12 defers the effective date of the requirement of ASU 2011-05 to present separate line items on the income statement for reclassification adjustments of items out of accumulated other comprehensive income into net income. ASU 2011-12 was issued to allow the FASB time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. Entities are still required to present reclassification adjustments within other comprehensive income either on the face of the statement that reports other comprehensive income or in the notes to the financial statements. All other requirements of ASU 2011-05 are not affected by ASU 2011-12. The requirements of ASU 2011-05, as amended by ASU 2011-12, remain effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 for a public entity. For Trustmark, the impact of the ASU is a change in presentation only and will not have a significant impact on Trustmark's consolidated financial statements.

ASU 2011-08, "Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment." Issued in September 2011, ASU 2011-08 amends the guidance in ASC 350-202 on testing goodwill for impairment. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit (i.e., step 1 of the goodwill impairment test). If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. The ASU does not change how goodwill is calculated or assigned to reporting units, nor does it revise the requirement to test goodwill annually for impairment. In addition, the ASU does not amend the requirement to test goodwill for impairment between annual tests if events or circumstances warrant; however, it does revise the examples of events and circumstances that an entity should consider. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The adoption of ASU 2011-08 will not impact Trustmark's consolidated financial statements.

ASU 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income." ASU 2011-05 amends the FASB Accounting Standards Codification (Codification) to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments to the Codification in the ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU 2011-05 should be applied retrospectively. Early adoption is permitted. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 for a public entity. For Trustmark, the impact of the ASU is a change in presentation only and will not have a significant impact on Trustmark's consolidated financial statements.

ASU 2011-04, "Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." The ASU is the result of joint efforts by the FASB and IASB to develop a single, converged fair value framework on how to measure fair value and on what disclosures to provide about fair value measurements. While the ASU is largely consistent with existing fair value measurement principles in U.S. GAAP, it expands existing disclosure requirements for fair value measurements and makes other amendments. Many of these amendments were made to eliminate unnecessary wording differences between U.S. GAAP and IFRSs. However, some could change how fair value measurement guidance is applied. The ASU is effective for interim and annual periods beginning after December 15, 2011, for public entities and is not expected to have a significant impact on Trustmark's consolidated financial statements.

ASU 2011-03, "Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements." The ASU eliminates from U.S. GAAP the requirement for entities to consider whether a transferor has the ability to repurchase the financial assets in a repurchase agreement. This requirement was one of the criteria that entities used to determine whether the transferor maintained effective control. Although entities must consider all the effective-control criteria under ASC 860, the elimination of this requirement may lead to more conclusions that a repurchase arrangement should be accounted for as a secured borrowing rather than as a sale. The ASU is effective for the first interim or annual period beginning on or after December 15, 2011. The guidance should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. The adoption of ASU 2011-03 is not expected to have a significant impact on Trustmark's consolidated financial statements.

ASU 2011-02, "A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring." ASU 2011-02 clarifies when a loan modification or restructuring is considered a troubled debt restructuring (TDR). This ASU amends ASC 310-40 to include the indicators from ASC 470-60 that a lender should consider in determining whether a borrower is experiencing financial difficulties (e.g., debtor default, debtor bankruptcy, or concerns about the future as a going concern are all indicators of financial difficulty). It further clarifies that a borrower could be experiencing financial difficulty even if it is not currently in default but default is probable in the foreseeable future. The guidance in the rest of the ASU addresses whether the lender has granted a concession to the borrower. The ASU also amends ASC 310-40 to clarify that a lender is explicitly precluded from performing the borrower's effective interest rate test, described in ASC 470, to determine whether a modification is a TDR. For TDR identification and disclosure purposes, the guidance is effective for the first interim or annual period beginning on or after June 15, 2011, and is to be applied retrospectively to modifications occurring on or after the beginning of the annual period of adoption. For newly identified TDRs that have occurred since the beginning of the earliest period presented and that remain outstanding in the period of adoption, the effect, if any, of the change in the method of calculating impairment under the loss contingency guidance of ASC 450-20 to that in ASC 310-10 is to be reflected in the period of adoption (e.g., the third quarter of 2011 for a calendar-year-end public entity). ASU 2011-02 became effective for Trustmark's financial statements on September 1, 2011, and the adoption did not have a significant impact on Trustmark's consolidated financial statements. The required disclosures are reported in Note 5 – Loans Held for Investment and Allowance for Loan Losses, excluding Covered Loans.

ASU 2010-28, "When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts." In December 2010, the FASB issued ASU 2010-28 which modifies Step 1 of the goodwill impairment test under FASB ASC Topic 350, "Intangibles - Goodwill and Other," for reporting units with zero or negative carrying amounts to require an entity to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are adverse qualitative factors in determining whether an interim goodwill impairment test between annual test dates is necessary. The ASU allows an entity to use either the equity or enterprise valuation premise to determine the carrying amount of a reporting unit. ASU 2010-28 became effective for Trustmark's financial statements on January 1, 2011 and the adoption did not have a significant impact on Trustmark's consolidated financial statements.

ASU 2010-20, "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses." In July 2010, the FASB issued ASU 2010-20, which requires Trustmark to provide a greater level of disaggregated information about the credit quality of loans and the allowance for loan losses. This ASU also requires Trustmark to disclose additional information related to credit quality indicators, past due information, and information related to loans modified in a troubled debt restructuring. ASU 2011-01, "Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in ASU 2010-20," temporarily deferred the effective date for disclosures related to troubled debt restructurings to coincide with the effective date of the then proposed ASU 2011-02, which is discussed above. ASU 2010-20 became effective for Trustmark's financial statements as of December 31, 2010, as it relates to disclosures required as of the end of a reporting period. Disclosures that relate to activity during a reporting period became effective for Trustmark's financial statements beginning on January 1, 2011. The required disclosures are reported in Note 5 – Loans Held for Investment and Allowance for Loan Losses, excluding Covered Loans.

ASU 2010-06, "Improving Disclosures about Fair Value Measurements." In January 2010, the FASB issued ASU 2010-06, which requires additional disclosures related to the transfers in and out of fair value hierarchy and the activity of Level 3 financial instruments. ASU 2010-06 further clarifies that (i) fair value measurement disclosures should be provided for each class of assets and liabilities (rather than major category), which would generally be a subset of assets or liabilities within a line item in the statement of financial position and (ii) companies should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for each class of assets and liabilities included in Levels 2 and 3 of the fair value hierarchy. ASU 2010-06 became effective for Trustmark's financial statements on January 1, 2011 and is reported in Note 18 – Fair Value.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market/Interest Rate Risk Management

The primary purpose in managing interest rate risk is to invest capital effectively and preserve the value created by the core banking business. This is accomplished through the development and implementation of lending, funding, pricing and hedging strategies designed to maximize net interest income performance under varying interest rate environments subject to specific liquidity and interest rate risk guidelines.

Financial simulation models are the primary tools used by Trustmark's Asset/Liability Committee to measure interest rate exposure. Using a wide range of scenarios, Management is provided with extensive information on the potential impact to net interest income caused by changes in interest rates. Models are structured to simulate cash flows and accrual characteristics of Trustmark's balance sheet. Assumptions are made about the direction and volatility of interest rates, the slope of the yield curve and the changing composition of Trustmark's balance sheet, resulting from both strategic plans and customer behavior. In addition, the model incorporates Management's assumptions and expectations regarding such factors as loan and deposit growth, pricing, prepayment speeds and spreads between interest rates.

Based on the results of the simulation models using static balances, it is estimated that net interest income may decrease 1.8% and 3.2% in a one-year, shocked, up 200 basis point rate shift scenario, compared to a base case, flat rate scenario at December 31, 2011 and 2010, respectively. In the event of a 100 basis point decrease in interest rates using static balances at December 31, 2011, it is estimated net interest income may decrease by 5.4% compared to a 3.6% decrease at December 31, 2010. At December 31, 2011 and 2010, the impact of a 200 basis point drop scenario was not calculated due to the historically low interest rate environment.

The table below summarizes the effect various rate shift scenarios would have on net interest income at December 31, 2011 and 2010:

Interest Rate Exposure Analysis

	Estimated Annual % Change in Net Interest Income	
	2011	2010
Change in Interest Rates		
+200 basis points	-1.8%	-3.2%
+100 basis points	-0.8%	-2.0%
-100 basis points	-5.4%	-3.6%

As shown in the table above, the interest rate shocks illustrate the negative contribution to net interest income in both rising and falling interest rate environments. While there are several factors that contribute to the decline in net interest income, the primary factor in a one-year, shocked, down 100 basis point rate shift scenario is an increased speed of prepayment of mortgage-related assets reinvested at lower interest rates, which is partially offset by lower deposit costs. In the one-year, shocked, up 200 basis point rate shift scenario, the principal factor for declining net interest income is an increased cost of deposits and other short-term liabilities. Although an increase in the rate on floating rate loans partially offsets the increased interest expense, the upward repricing is limited as many of these loans contain interest rate floors. Management cannot provide any assurance about the actual effect of changes in interest rates on net interest income. The estimates provided do not include the effects of possible strategic changes in the balances of various assets and liabilities throughout 2012 or additional actions Trustmark could undertake in response to changes in interest rates. Management will continue to prudently manage the balance sheet in an effort to control interest rate risk and maintain profitability over the long term.

Another component of interest rate risk management is measuring the economic value-at-risk for a given change in market interest rates. The economic value-at-risk may indicate risks associated with longer-term balance sheet items that may not affect net interest income at risk over shorter time periods. Trustmark also uses computer-modeling techniques to determine the present value of all asset and liability cash flows (both on-and off-balance sheet), adjusted for prepayment expectations, using a market discount rate. The economic value of equity (EVE), also known as net portfolio value, is defined as the difference between the present value of asset cash flows and the present value of liability cash flows. The resulting change in EVE in different market rate environments, from the base case scenario, is the amount of EVE at risk from those rate environments. As of December 31, 2011, the economic value of equity at risk for an instantaneous up 200 basis point shift in rates produced an increase in net portfolio value of 2.4% compared to an increase of 0.5% from one year ago. The slight decrease in sensitivity is primarily attributable to a higher level of deposits from a year ago. An instantaneous 100 basis point decrease in interest rates produced a decline in net portfolio value of 6.5% compared to a decline of 4.6% from one year ago. The increase in sensitivity is primarily attributable to increased prepayment activity associated with mortgage related assets reinvested at lower interest rates. The following table summarizes the effect that various rate shifts would have on net portfolio value at December 31, 2011 and 2010:

Economic Value - at - Risk

	Estimated % Change in Net Portfolio Value	
	2011	2010
Change in Interest Rates		
+200 basis points	2.4%	0.5%
+100 basis points	2.9%	1.4%
-100 basis points	-6.5%	-4.6%

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Trustmark Corporation:

We have audited the accompanying consolidated balance sheets of Trustmark Corporation and subsidiaries (the Corporation) as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trustmark Corporation and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Corporation's internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2012, expressed an unqualified opinion on the effectiveness of the Corporation's internal control over financial reporting.

/s/ KPMG LLP

Jackson, Mississippi
February 27, 2012

Trustmark Corporation and Subsidiaries
Consolidated Balance Sheets
($ in thousands except share data)

	December 31, 2011	December 31, 2010
Assets		
Cash and due from banks (noninterest-bearing)	$ 202,625	$ 161,544
Federal funds sold and securities purchased under reverse repurchase agreements	9,258	11,773
Securities available for sale (at fair value)	2,468,993	2,177,249
Securities held to maturity (fair value: $62,515-2011; $145,143-2010)	57,705	140,847
Loans held for sale (LHFS)	216,553	153,044
Loans held for investment (LHFI), excluding covered loans	5,857,484	6,060,242
Less allowance for loan losses, excluding covered loans	89,518	93,510
Net LHFI, excluding covered loans	5,767,966	5,966,732
Covered loans	76,804	-
Allowance for loan losses, covered loans	502	-
Net covered loans	76,302	-
Net LHFI and covered loans	5,844,268	5,966,732
Premises and equipment, net	142,582	142,289
Mortgage servicing rights	43,274	51,151
Goodwill	291,104	291,104
Identifiable intangible assets	14,076	16,306
Other real estate, excluding covered other real estate	79,053	86,704
Covered other real estate	6,331	-
FDIC indemnification asset	28,348	-
Other assets	322,837	355,159
Total Assets	$ 9,727,007	$ 9,553,902
Liabilities		
Deposits:		
Noninterest-bearing	$ 2,033,442	$ 1,636,625
Interest-bearing	5,532,921	5,407,942
Total deposits	7,566,363	7,044,567
Federal funds purchased and securities sold under repurchase agreements	604,500	700,138
Short-term borrowings	87,628	425,343
Subordinated notes	49,839	49,806
Junior subordinated debt securities	61,856	61,856
Other liabilities	141,784	122,708
Total Liabilities	8,511,970	8,404,418
Commitments and Contingencies		
Shareholders' Equity		
Common stock, no par value:		
Authorized: 250,000,000 shares		
Issued and outstanding: 64,142,498 shares - 2011; 63,917,591 shares - 2010	13,364	13,318
Capital surplus	266,026	256,675
Retained earnings	932,526	890,917
Accumulated other comprehensive income (loss), net of tax	3,121	(11,426)
Total Shareholders' Equity	1,215,037	1,149,484
Total Liabilities and Shareholders' Equity	$ 9,727,007	$ 9,553,902

See notes to consolidated financial statements.

Trustmark Corporation and Subsidiaries
Consolidated Statements of Income
($ in thousands except per share data)

	Years Ended December 31,		
	2011	2010	2009
Interest Income			
Interest and fees on loans	$ 309,240	$ 324,118	$ 354,518
Interest on securities:			
Taxable	75,843	77,078	80,715
Tax exempt	5,545	5,577	5,349
Interest on federal funds sold and securities purchased under reverse repurchase agreements	30	36	66
Other interest income	1,321	1,409	1,414
Total Interest Income	391,979	408,218	442,062
Interest Expense			
Interest on deposits	36,294	48,657	78,886
Interest on federal funds purchased and securities sold under repurchase agreements	965	1,183	1,133
Other interest expense	5,777	6,355	7,834
Total Interest Expense	43,036	56,195	87,853
Net Interest Income	348,943	352,023	354,209
Provision for loan losses, excluding covered loans	29,704	49,546	77,112
Provision for covered loan losses	624	-	-
Net Interest Income After Provision for Loan Losses	318,615	302,477	277,097
Noninterest Income			
Service charges on deposit accounts	51,707	55,183	54,087
Bank card and other fees	27,474	25,014	23,041
Insurance commissions	26,966	27,691	29,079
Mortgage banking, net	26,812	29,345	28,873
Wealth management	22,962	21,872	22,079
Other, net	3,853	4,493	5,616
Securities gains, net	80	2,329	5,467
Total Noninterest Income	159,854	165,927	168,242
Noninterest Expense			
Salaries and employee benefits	178,556	174,582	169,252
Services and fees	43,858	41,949	40,292
Net occupancy - premises	20,254	19,808	20,051
Equipment expense	20,177	17,135	16,462
ORE/Foreclosure expense	16,293	24,377	12,814
FDIC assessment expense	7,984	12,161	15,808
Other expense	42,728	35,637	33,580
Total Noninterest Expense	329,850	325,649	308,259
Income Before Income Taxes	148,619	142,755	137,080
Income taxes	41,778	42,119	44,033
Net Income	106,841	100,636	93,047
Preferred stock dividends	-	-	10,124
Accretion of discount on preferred stock	-	-	9,874
Net Income Available to Common Shareholders	$ 106,841	$ 100,636	$ 73,049
Earnings Per Common Share			
Basic	$ 1.67	$ 1.58	$ 1.26
Diluted	$ 1.66	$ 1.57	$ 1.26

See notes to consolidated financial statements.

Trustmark Corporation and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity
($ in thousands except per share data)

	Preferred Stock	Common Stock Shares Outstanding	Common Stock Amount	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, January 1, 2009	$ 205,126	57,324,737	$ 11,944	$ 139,471	$ 836,642	$ (14,717)	$ 1,178,466
Comprehensive income:							
Net income per consolidated statements of income	-	-	-	-	93,047	-	93,047
Other comprehensive income (loss), net of tax:							
Net change in fair value of securities available for sale	-	-	-	-	-	13,691	13,691
Net change in capital accumulation and other postretirement benefit plans:							
Net change in prior service cost	-	-	-	-	-	(1,164)	(1,164)
Net decrease in loss	-	-	-	-	-	566	566
Comprehensive income							106,140
Common stock offering	-	6,216,216	1,295	108,001	-	-	109,296
Repurchase of preferred stock and warrant	(205,126)	-	-	(10,000)	(9,874)	-	(225,000)
Cash dividends paid on common stock ($0.92 per share)	-	-	-	-	(53,295)	-	(53,295)
Cash dividends paid on preferred stock	-	-	-	-	(11,288)	-	(11,288)
Common stock issued, long-term incentive plan	-	132,886	28	2,835	(1,679)	-	1,184
Compensation expense, long-term incentive plan	-	-	-	4,557	-	-	4,557
Balance, December 31, 2009	-	63,673,839	13,267	244,864	853,553	(1,624)	1,110,060
Comprehensive income:							
Net income per consolidated statements of income	-	-	-	-	100,636	-	100,636
Other comprehensive income (loss), net of tax:							
Net change in fair value of securities available for sale	-	-	-	-	-	(10,967)	(10,967)
Net change in capital accumulation and other postretirement benefit plans:							
Net change in prior service cost	-	-	-	-	-	76	76
Net decrease in loss	-	-	-	-	-	1,089	1,089
Comprehensive income							90,834
Cash dividends paid on common stock ($0.92 per share)	-	-	-	-	(59,302)	-	(59,302)
Common stock issued, long-term incentive plan	-	243,752	51	7,047	(3,970)	-	3,128
Compensation expense, long-term incentive plan	-	-	-	4,824	-	-	4,824
Other	-	-	-	(60)	-	-	(60)
Balance, December 31, 2010	-	63,917,591	13,318	256,675	890,917	(11,426)	1,149,484
Comprehensive income:							
Net income per consolidated statements of income	-	-	-	-	106,841	-	106,841
Other comprehensive income (loss), net of tax:							
Net change in fair value of securities available for sale	-	-	-	-	-	24,426	24,426
Net change in capital accumulation and other postretirement benefit plans:							
Net change in prior service cost	-	-	-	-	-	(591)	(591)
Net increase in loss	-	-	-	-	-	(9,288)	(9,288)
Comprehensive income							121,388
Cash dividends paid on common stock ($0.92 per share)	-	-	-	-	(59,485)	-	(59,485)
Common stock issued, long-term incentive plan	-	224,907	46	5,560	(5,747)	-	(141)
Compensation expense, long-term incentive plan	-	-	-	3,791	-	-	3,791
Balance, December 31, 2011	$ -	64,142,498	$ 13,364	$ 266,026	$ 932,526	$ 3,121	$ 1,215,037

See notes to consolidated financial statements.

Trustmark Corporation and Subsidiaries
Consolidated Statements of Cash Flows
($ in thousands)

	Years Ended December 31,		
	2011	2010	2009
Operating Activities			
Net income	$ 106,841	$ 100,636	$ 93,047
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	30,328	49,546	77,112
Depreciation and amortization	25,273	25,646	26,489
Net amortization (accretion) of securities	9,187	3,264	(110)
Securities gains, net	(80)	(2,329)	(5,467)
Gains on sales of loans, net	(11,952)	(15,317)	(21,705)
Decrease in FDIC indemnification asset	185	-	-
Bargain purchase gain on acquisition	(7,456)	-	-
Deferred income tax benefit	(9,683)	(6,389)	(4,477)
Proceeds from sales of loans held for sale	981,349	1,164,541	1,627,971
Purchases and originations of loans held for sale	(1,003,803)	(1,127,346)	(1,553,674)
Originations and sales of mortgage servicing rights, net	(14,160)	(16,885)	(9,590)
Net decrease (increase) in other assets	34,238	1,588	(61,545)
Net increase (decrease) in other liabilities	2,609	736	(1,391)
Other operating activities, net	30,713	29,087	5,657
Net cash provided by operating activities	173,589	206,778	172,317
Investing Activities			
Proceeds from calls and maturities of securities held to maturity	83,219	92,324	37,217
Proceeds from calls and maturities of securities available for sale	749,149	650,419	388,781
Proceeds from sales of securities available for sale	22,996	65,074	188,460
Purchases of securities held to maturity	-	-	(10,428)
Purchases of securities available for sale	(1,026,936)	(1,227,199)	(691,195)
Net decrease (increase) in federal funds sold and securities purchased under reverse repurchase agreements	3,515	(5,399)	17,027
Net decrease in loans	141,988	138,071	256,885
Purchases of premises and equipment	(12,184)	(6,720)	(6,279)
Proceeds from sales of premises and equipment	537	183	623
Proceeds from sales of other real estate	54,104	48,019	18,290
Net cash received in business combination	78,896	-	-
Net cash provided by (used in) investing activities	95,284	(245,228)	199,381
Financing Activities			
Net increase (decrease) in deposits	317,447	(143,898)	364,595
Net (decrease) increase in federal funds purchased and securities sold under repurchase agreements	(95,638)	47,106	(158,097)
Net (decrease) increase in short-term borrowings	(389,666)	147,689	(518,504)
Proceeds from long-term FHLB advances	-	-	75,000
Payments from calls of long-term FHLB advances	(309)	-	-
Redemption of junior subordinated debt securities	-	(8,248)	-
Common stock dividends	(59,485)	(59,302)	(53,295)
Common stock issued-net, long-term incentive plan	(595)	1,273	593
Excess tax benefit from stock-based compensation arrangements	454	1,855	591
Repurchase of preferred stock	-	-	(215,000)
Preferred stock dividends	-	-	(11,288)
Proceeds from issuance of common stock, net	-	-	109,296
Repurchase of common stock warrant	-	-	(10,000)
Net cash used in financing activities	(227,792)	(13,525)	(416,109)
Increase (decrease) in cash and cash equivalents	41,081	(51,975)	(44,411)
Cash and cash equivalents at beginning of year	161,544	213,519	257,930
Cash and cash equivalents at end of year	$ 202,625	$ 161,544	$ 213,519

See notes to consolidated financial statements.

Note 1 – Significant Accounting Policies

Business

Trustmark Corporation (Trustmark) is a multi-bank holding company headquartered in Jackson, Mississippi. Through its subsidiaries, Trustmark operates as a financial services organization providing banking and financial solutions to corporate institutions and individual customers through over 150 offices in Florida, Mississippi, Tennessee and Texas.

Basis of Financial Statement Presentation

The consolidated financial statements include the accounts of Trustmark and all other entities in which Trustmark has a controlling financial interest. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain reclassifications have been made to prior period amounts to conform to the current period presentation.

The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with these accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and income and expense during the reporting period and the related disclosures. Although Management's estimates contemplate current conditions and how they are expected to change in the future, it is reasonably possible that in 2012 actual conditions could vary from those anticipated, which could affect our results of operations and financial condition. The allowance for loan losses, the valuation of other real estate, the fair value of mortgage servicing rights, the valuation of goodwill and other identifiable intangibles, the status of contingencies and the fair values of financial instruments are particularly subject to change. Actual results could differ from those estimates.

Accounting Standards Codification

The Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) became effective on July 1, 2009. At that date, the ASC became FASB's officially recognized source of authoritative U.S. GAAP applicable to all public and nonpublic nongovernmental entities, superseding existing FASB, American Institute of Certified Public Accountants (AICPA), Emerging Issues Task Force (EITF) and related literature. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered nonauthoritative. The switch to the ASC affects the way companies refer to U.S. GAAP in financial statements and accounting policies. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure.

Securities

Securities are classified as either held to maturity, available for sale or trading. Securities are classified as held to maturity and carried at amortized cost when Management has the positive intent and the ability to hold them until maturity. Securities to be held for indefinite periods of time are classified as available for sale and carried at fair value, with the unrealized holding gains and losses reported as a component of other comprehensive income, net of tax. Securities available for sale are used as part of Trustmark's interest rate risk management strategy and may be sold in response to changes in interest rates, changes in prepayment rates and other factors. Securities held for resale in anticipation of short-term market movements are classified as trading and are carried at fair value, with changes in unrealized holding gains and losses included in other interest income. Management determines the appropriate classification of securities at the time of purchase. Trustmark currently has no securities classified as trading.

The amortized cost of debt securities classified as securities held to maturity or securities available for sale is adjusted for amortization of premiums and accretion of discounts to maturity over the estimated life of the security using the interest method. In the case of mortgage related securities, premium and discount are amortized to yield using the retrospective yield method. Such amortization or accretion is included in interest on securities. Realized gains and losses are determined using the specific identification method and are included in noninterest income as securities gains (losses), net.

Trustmark reviews securities for impairment quarterly. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses to the extent the impairment is related to credit losses. The amount of the impairment related to other factors is recognized in other comprehensive income. In estimating other-than-temporary impairment losses, Management considers, among other things, the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer and Trustmark's intent to sell the security for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans Held for Sale

Primarily, all mortgage loans purchased from wholesale customers or originated in Trustmark's General Banking Division are considered to be held for sale. In certain circumstances, Trustmark will retain a mortgage loan in its portfolio based on banking relationships or certain investment strategies. Mortgage loans held for sale in the secondary market that are hedged using fair value hedges are carried at estimated fair value on an aggregate basis. Substantially, all mortgage loans held for sale are hedged. These loans are primarily first-lien mortgage loans originated or purchased by Trustmark. Deferred loan fees and costs are reflected in the basis of loans held for sale and, as such, impact the resulting gain or loss when loans are sold. Adjustments to reflect fair value and realized gains and losses upon ultimate sale of the loans are recorded in noninterest income in mortgage banking, net.

Government National Mortgage Association (GNMA) optional repurchase programs allow financial institutions to buy back individual delinquent mortgage loans that meet certain criteria from the securitized loan pool for which the institution provides servicing. At the servicer's option and without GNMA's prior authorization, the servicer may repurchase such a delinquent loan for an amount equal to 100 percent of the remaining principal balance of the loan. This buy-back option is considered a conditional option until the delinquency criteria are met, at which time the option becomes unconditional. When Trustmark is deemed to have regained effective control over these loans under the unconditional buy-back option, the loans can no longer be reported as sold and must be brought back onto the balance sheet as loans held for sale, regardless of whether Trustmark intends to exercise the buy-back option. These loans are reported as held for sale with the offsetting liability being reported as short-term borrowings. During December of 2010, Trustmark purchased approximately $53.9 million of GNMA serviced loans, which were subsequently sold to a third party. Trustmark retained the servicing for these loans, which are fully guaranteed by FHA/VA. Trustmark did not exercise their buy-back option on any delinquent loans serviced for GNMA during either 2011 or 2009. GNMA loans eligible for repurchase had an unpaid principal balance of $58.8 million at December 31, 2011, $29.7 million at December 31, 2010 and $81.0 million at December 31, 2009.

Loans

Loans are stated at the amount of unpaid principal, adjusted for the net amount of direct costs and nonrefundable loan fees associated with lending. The net amount of nonrefundable loan origination fees and direct costs associated with the lending process, including commitment fees, is deferred and accreted to interest income over the lives of the loans using a method that approximates the interest method. Interest on loans is accrued and recorded as interest income based on the outstanding principal balance.

Trustmark has established acceptable ranges or limits for specific types of credit. Within these categories, the overall risk of individual credits is restrained by defined maximum advance rates and repayment periods, minimum debt service coverage ratios, and continuous monitoring of these measures throughout the life of the loan. These policy directives are periodically reviewed to ensure that they continue to reflect underwriting considerations deemed essential to maintaining a sound loan portfolio. It is recognized that not all extensions of credit will fully comply with policy limitations. Accordingly, such exceptions to loan policy must be justified by other mitigating features of the loan and must receive proper approval as designated in the loan policy.

Past due loans are loans contractually past due 30 days or more as to principal or interest payments. A loan is classified as nonaccrual, and the accrual of interest on such loan is discontinued, when the contractual payment of principal or interest becomes 90 days past due on commercial credits and 120 days past due on non-business purpose credits. In addition, a credit may be placed on nonaccrual at any other time Management has serious doubts about further collectibility of principal or interest according to the contractual terms, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and well secured. When a loan is placed on nonaccrual status, unpaid interest is reversed against interest income. Interest received on nonaccrual loans is applied against principal. Loans are restored to accrual status when the obligation is brought current or has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

A loan is considered impaired when, based on current information and events, it is probable that Trustmark will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. If a loan is impaired, a specific valuation allowance is allocated, if necessary, so that the loan is reported net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. All classes of commercial loans at $500,000 or more, which are classified as nonaccrual, are identified for impairment analysis. Interest payments on impaired loans are typically applied to principal unless collectibility of the principal amount is reasonably assured, in which case interest is recognized on a cash basis. The policy for recognizing income on impaired loans is consistent with the nonaccrual policy. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

Commercial purpose loans are charged off when a determination is made that the loan is uncollectible, and continuance as a bankable asset is not warranted. Consumer loans secured by 1-4 family residential real estate are generally charged off or written down to the fair value of the collateral less cost to sell at no later than 180 days of delinquency. Non-real estate consumer purpose term loans, including both secured and unsecured loans, are generally charged off by 120 days of delinquency. Consumer revolving lines of credit and credit card debt are generally charged off on or prior to 180 days of delinquency.

Allowance for Loan Losses

The allowance for loan losses is established through provisions for estimated loan losses charged against net income. The allowance account is maintained at a level which is believed to be adequate by management based on estimated probable losses within the loan portfolio. Evaluations of the portfolio and individual credits are inherently subjective, as they require estimates, assumptions, and judgments as to the facts and circumstances of particular situations. Some of the factors considered, such as amounts and timing of future cash flows expected to be received, may be susceptible to significant change.

Trustmark's allowance methodology is based on guidance provided in SEC Staff Accounting Bulletin (SAB) No. 102, "Selected Loan Loss Allowance Methodology and Documentation Issues," as well as other regulatory guidance. The allowance for loan losses consists of three components: (i) a historical valuation allowance determined in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 450, "Contingencies," based on historical loan loss experience for loans with similar characteristics and trends, (ii) a specific valuation allowance determined in accordance with FASB ASC Topic 310 "Receivables," based on probable losses on specific loans, and (iii) a qualitative risk valuation allowance determined in accordance with FASB ASC Topic 450 based on general economic conditions and other specific internal and external qualitative risk factors. Each of these components calls for estimates, assumptions, and judgments as described below.

Historical Valuation Allowance

The historical valuation allowance is derived by application of a historical net loss percentage to the outstanding balances of loans contained in designated pools and risk rating categories. Pools are established by grouping credits that display similar characteristics and trends such as commercial loans for working capital purposes and non-working capital purposes, commercial real estate loans (which are further segregated into construction, land, lots and development, owner-occupied and non-owner occupied categories), 1-4 family mortgage loans, and other consumer loans. Loans are further segregated based on Trustmark's internal credit risk rating process that evaluates, among other things: the obligor's ability and willingness to pay, the value of underlying collateral, the ability of guarantors to meet their payment obligations, management experience and effectiveness, and the economic environment and industry in which the borrower operates. The historical net loss percentages, calculated on a quarterly basis, are proportionally distributed to each grade within loan groups based upon degree of risk.

Loans-Specific Valuation Allowance

Once a loan is classified, it is subject to periodic review to determine whether or not the loan is impaired. If determined to be impaired, the loan is evaluated using one of the valuation criteria contained in FASB ASC Topic 310. A formal impairment analysis is performed on all non-accrual loans with an outstanding balance of $500,000 or more, and based upon this analysis loans are written-down to net realizable value.

Qualitative Risk Valuation Allowance

The qualitative risk valuation allowance is based on general economic conditions and other internal and external factors affecting the bank as a whole as well as specific loans. Factors considered include the following within the bank's four geographic market regions: the experience, ability, and effectiveness of the bank's lending management and staff; adherence to Trustmark's loans policies, procedures, and internal controls; the volume of other exceptions relating to collateral and financial documentation; concentrations; recent performance trends; regional economic trends; the impact of recent acquisitions; and the impact of significant natural disasters. These factors are evaluated on a quarterly basis with the results incorporated into a "qualitative factor allocation matrix" which is used to establish an appropriate allowance.

During 2009, Trustmark revised its allowance methodology to further segregate the commercial portfolio into 13 distinct pools with similar characteristics based upon the underlying nature or purpose of the loan, collateral, repayment sources, and risk profiles. The methodology was refined again in the first quarter of 2010 to consider these pools separately in the four market regions within which the bank operates. These changes did not result in any material impact to the overall balance of the allowance for loan losses for the relevant period.

Acquired Loans, including Covered Loans

Acquired loans are accounted for under the acquisition method of accounting (formerly the purchase method). The acquired loans are recorded at their estimated fair values as of the acquisition date. Fair value of acquired loans is determined using a discounted cash flow model based on assumptions regarding the amount and timing of principal and interest payments, estimated prepayments, estimated default rates, estimated loss severity in the event of defaults, and current market rates. Estimated credit losses are included in the determination of fair value; therefore, an allowance for loan losses is not recorded on the acquisition date.

Trustmark accounts for acquired loans deemed to be impaired under FASB ASC Topic 310-30, "Loans and Debt Securities Acquired with Deteriorated Credit Quality." An acquired loan is considered impaired when there is evidence of credit deterioration since origination and it is probable at the date of acquisition that Trustmark would be unable to collect all contractually required payments. Acquired loans accounted for under FASB ASC Topic 310-30 are referred to as "acquired impaired loans." Revolving credit agreements such as home equity lines are excluded from acquired impaired loan accounting requirements.

For acquired impaired loans, Trustmark (a) calculates the contractual amount and timing of undiscounted principal and interest payments (the "undiscounted contractual cash flows") and (b) estimates the amount and timing of undiscounted expected principal and interest payments (the "undiscounted expected cash flows"). Under FASB ASC Topic 310-30, the difference between the undiscounted contractual cash flows and the undiscounted expected cash flows is the non-accretable difference. The non-accretable difference represents an estimate of the loss exposure of principal and interest related to the acquired impaired loan portfolio and such amount is subject to change over time based on the performance of such loans.

The excess of expected cash flows at acquisition over the initial fair value of acquired impaired loans is referred to as the "accretable yield" and is recorded as interest income over the estimated life of the loans using the effective yield method if the timing and amount of the future cash flows is reasonably estimable. Improvements in expected cash flows over those originally estimated increase the accretable yield and are recognized as interest income prospectively. Decreases in the amount and changes in the timing of expected cash flows compared to those originally estimated decrease the accretable yield and usually result in a provision for loan losses and the establishment of an allowance for loan losses. The carrying value of acquired impaired loans is reduced by payments received, both principal and interest, and increased by the portion of the accretable yield recognized as interest income.

Trustmark aggregates certain acquired loans into pools of loans with common credit risk characteristics such as loan type and risk rating. To establish accounting pools of acquired loans, loans are first categorized by similar purpose, similar collateral, similar geographic region, and by their operational servicing center. Within each category, loans are further segmented by ranges of risk determinants observed at the time of acquisition. For commercial loans, the primary risk determinant is the risk rating as assigned by Trustmark's internal credit officers. For consumer loans, the risk determinants include delinquency, FICO and loan to value. Statistical comparison of the pools reflect that each pool is comprised of loans generally of statistically similar characteristics, including loan type, loan risk and weighted average life. Each pool is then reviewed for statistical similarity of the pool constituents, including standard deviation of purchase price, weighted average life and concentration of the largest loans. Loan pools are initially booked at the aggregate fair value of the loan pool constituents, based on the present value of Trustmark's expected cash flows from the loans. An acquired loan will be removed from a pool of loans only if the loan is sold, foreclosed, or payment is received in full satisfaction of the loan. The acquired loan will be removed from the pool at its carrying value. If an individual acquired loan is removed from a pool of loans, the difference between its relative carrying amount and its cash, fair value of the collateral, or other assets received will be recognized as a gain or loss immediately in interest income on loans and would not affect the effective yield used to recognize the accretable yield on the remaining pool. Certain acquired loans are not pooled and are accounted for individually. Such loans consist of loans subject to accounting for purchased nonimpaired loans and loans that require more specific estimates of actual timing and amounts of cash flows due to the significant impairment of the borrower's ability to pay.

As required by FASB ASC Topic 310-30, Trustmark periodically re-estimates the expected cash flows to be collected over the life of the acquired impaired loans. If, based on current information and events, it is probable that Trustmark will be unable to collect all cash flows expected at acquisition plus additional cash flows expected to be collected arising from changes in estimate after acquisition, the acquired loans are considered impaired. The decrease in the expected cash flows reduces the carrying value of the acquired loans as well as the accretable yield and results in a charge to income through the provision for loans losses and the establishment of an allowance for loan losses. If, based on current information and events, it is probable that there is a significant increase in the cash flows previously expected to be collected or if actual cash flows are significantly greater than cash flows previously expected, Trustmark will reduce any remaining allowance for loan losses established on the acquired impaired loans for the increase in the present value of cash flows expected to be collected. The increase in the expected cash flows for the acquired impaired loans over those originally estimated at acquisition increases the carrying value of the acquired loans as well as the accretable yield. The increase in the accretable yield is recognized as interest income over the remaining average life of the acquired loans.

Under FASB ASC Topic 310-30, acquired loans are generally considered accruing and performing loans as the loans accrete interest income over the estimated life of the loan when expected cash flows are reasonably estimable. Accordingly, acquired impaired loans that are contractually past due are still considered to be accruing and performing loans as long as the estimated cash flows are received as expected. If the timing and amount of cash flows is not reasonably estimable, the loans may be classified as nonaccrual loans and interest income may be recognized on a cash basis or as a reduction of the principal amount outstanding.

Covered Loans

Loans acquired in an FDIC-assisted transaction and covered under loss-share agreements, such as those acquired from Heritage, are referred to as "covered loans" and are reported separately in Trustmark's consolidated financial statements. The covered loans are recorded at their estimated fair value at the time of acquisition exclusive of the expected reimbursement cash flows from the FDIC.

Covered Other Real Estate

All other real estate acquired in a FDIC-assisted acquisition, such as Heritage, that is subject to a FDIC loss-share agreement is referred to as "covered other real estate" and reported separately in Trustmark's consolidated balance sheets. Covered other real estate is reported exclusive of expected reimbursement cash flows from the FDIC. Foreclosed covered loan collateral is transferred into covered other real estate at the collateral's net realizable value, less estimated selling costs.

Covered other real estate is initially recorded at its estimated fair value on the acquisition date based on similar market comparable valuations less estimated selling costs. Any subsequent valuation adjustments due to declines in fair value are charged to noninterest expense, and are mostly offset by noninterest income representing the corresponding increase to the FDIC indemnification asset for the offsetting loss reimbursement amount. Any recoveries of previous valuation adjustments are credited to noninterest expense with a corresponding charge to noninterest income for the portion of the recovery that is due to the FDIC.

FDIC Indemnification Asset

Trustmark has elected to account for amounts receivable under the loss-share agreement as an indemnification asset in accordance with FASB ASC Topic 805, "Business Combinations." The FDIC indemnification asset is initially recorded at fair value, based on the discounted value of expected future cash flows under the loss-share agreement. The difference between the present value at acquisition date and the undiscounted cash flows Trustmark expects to collect from the FDIC is accreted into noninterest income over the life of the FDIC indemnification asset. The FDIC indemnification asset is presented net of any true-up provision due to the FDIC at the termination of the loss-share agreement. Please refer to Note 2 – Business Combinations for additional information regarding the FDIC true-up provision under the loss-share agreement.

The FDIC indemnification asset is reduced as expected losses on covered loans and covered other real estate decline or as loss-share claims are submitted to the FDIC. The FDIC indemnification asset is revalued concurrent with the loan re-estimation and adjusted for any changes in expected cash flows based on recent performance and expectations for future performance of covered loans and covered other real estate. These adjustments are measured on the same basis as the related covered loans and covered other real estate. Increases in the cash flow of the covered loans and covered other real estate over those expected reduce the FDIC indemnification asset, and decreases in the cash flow of the covered loans and covered other real estate under those expected increase the FDIC indemnification asset. Increases and decreases to the FDIC indemnification asset are recorded as adjustments to noninterest income. The amount ultimately collected from the FDIC is dependent upon the performance of the underlying covered assets, the passage of time, and claims submitted to the FDIC.

Premises and Equipment, Net

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is charged to expense over the estimated useful lives of the assets, which are up to thirty-nine years for buildings and three to ten years for furniture and equipment. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. In cases where Trustmark has the right to renew the lease for additional periods, the lease term for the purpose of calculating amortization of the capitalized cost of the leasehold improvements is extended when Trustmark is "reasonably assured" that it will renew the lease. Depreciation and amortization expenses are computed using the straight-line method. Trustmark continually evaluates whether events and circumstances have occurred that indicate that such long-lived assets have become impaired. Measurement of any impairment of such long-lived assets is based on the fair values of those assets. There were no impairment losses on premises and equipment recorded during 2011, 2010 or 2009.

Mortgage Servicing Rights

Trustmark recognizes as assets the rights to service mortgage loans based on the estimated fair value of the mortgage servicing rights (MSR) when loans are sold and the associated servicing rights are retained. Trustmark has elected to account for MSR at fair value. Trustmark also incorporates an economic hedging strategy, which utilizes a portfolio of derivative instruments that are accounted for at fair value with changes recorded in the results of operations, such as interest rate futures contracts and exchange-traded option contracts, to achieve a return that would substantially offset the changes in fair value of MSR attributable to interest rates. Changes in the fair value of these derivative instruments are recorded in noninterest income in mortgage banking, net and are offset by the changes in the fair value of MSR.

The fair value of MSR is determined using discounted cash flow techniques benchmarked against third-party valuations. Estimates of fair value involve several assumptions, including the key valuation assumptions about market expectations of future prepayment rates, interest rates and discount rates. Prepayment rates are projected using an industry standard prepayment model. The model considers other key factors, such as a wide range of standard industry assumptions tied to specific portfolio characteristics such as remittance cycles, escrow payment requirements, geographic factors, foreclosure loss exposure, VA no-bid exposure, delinquency rates and cost of servicing, including base cost and cost to service delinquent mortgages. Prevailing market conditions at the time of analysis are factored into the accumulation of assumptions and determination of servicing value.

Goodwill and Identifiable Intangible Assets

Goodwill, which represents the excess of cost over the fair value of the net assets of an acquired business, is not amortized but tested for impairment on an annual basis, which is October 1 for Trustmark, or more often if events or circumstances indicate that there may be impairment.

Identifiable intangible assets are acquired assets that lack physical substance but can be distinguished from goodwill because of contractual or legal rights or because the assets are capable of being sold or exchanged either on their own or in combination with a related contract, asset or liability. Trustmark's identifiable intangible assets primarily relate to core deposits, insurance customer relationships and borrower relationships. These intangibles, which have definite useful lives, are amortized on an accelerated basis over their estimated useful lives. In addition, these intangibles are evaluated annually for impairment or whenever events and changes in circumstances indicate that the carrying amount should be reevaluated. Trustmark has also purchased banking charters in order to facilitate its entry into the states of Florida and Texas. These identifiable intangible assets are being amortized on a straight-line method over 20 years.

Other Real Estate Owned

Other real estate owned includes assets that have been acquired in satisfaction of debt through foreclosure and is recorded at the lower of cost or estimated fair value less the estimated cost of disposition. Fair value is based on independent appraisals and other relevant factors. Valuation adjustments required at foreclosure are charged to the allowance for loan losses. Subsequent to foreclosure, losses on the periodic revaluation of the property are charged to net income in ORE/Foreclosure expense. Costs of operating and maintaining the properties as well as gains (losses) on their disposition are also included in ORE/Foreclosure expense as incurred. Improvements made to properties are capitalized if the expenditures are expected to be recovered upon the sale of the properties.

Federal Home Loan Bank and Federal Reserve Stock

Securities with limited marketability, such as stock in the Federal Reserve Bank (FRB) and the Federal Home Loan Bank (FHLB), are carried at cost and totaled $31.8 million at December 31, 2011 and $40.7 million at December 31, 2010. Trustmark's investment in FRB and FHLB stock is included in other assets because these equity securities do not have a readily determinable fair value, which places them outside the scope of FASB ASC Topic 320, "Investments – Debt and Equity Securities." The carrying value of Trustmark's stock in the FHLB of Dallas gave rise to no other-than-temporary impairment for the years ended December 31, 2011, 2010 and 2009.

Insurance Commissions

Commission revenue is recognized as of the effective date of the insurance policy or the date the customer is billed, whichever is later. Trustmark also receives contingent commissions from insurance companies as additional incentive for achieving specified premium volume goals and/or the loss experience of the insurance placed by Trustmark. Contingent commissions from insurance companies are recognized through the calendar year using reasonable estimates that are continuously reviewed and revised to reflect current experience. Trustmark maintains reserves for commission adjustments and doubtful accounts receivable which were not considered significant at December 31, 2011 or 2010.

Wealth Management

Assets under administration held by Trustmark in a fiduciary or agency capacity for customers are not included in the consolidated balance sheets. Investment management and trust income is recorded on a cash basis, which because of the regularity of the billing cycles, approximates the accrual method, in accordance with industry practice.

Derivative Financial Instruments

Trustmark maintains an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings and cash flows caused by interest rate volatility. Trustmark's interest rate risk management strategy involves modifying the repricing characteristics of certain assets and liabilities so that changes in interest rates do not adversely affect the net interest margin and cash flows. Under the guidelines of FASB ASC Topic 815, "Derivatives and Hedging," all derivative instruments are required to be recognized as either assets or liabilities and carried at fair value on the balance sheet. The fair value of derivative positions outstanding is included in other assets and/or other liabilities in the accompanying consolidated balance sheets and in the net change in these financial statement line items in the accompanying consolidated statements of cash flows as well as included in noninterest income in the accompanying consolidated statements of income.

Derivatives Designated as Hedging Instruments

As part of Trustmark's risk management strategy in the mortgage banking area, derivative instruments such as forward sales contracts are utilized. Trustmark's obligations under forward contracts consist of commitments to deliver mortgage loans, originated and/or purchased, in the secondary market at a future date. These derivative instruments are designated as fair value hedges under FASB ASC Topic 815. The ineffective portion of changes in the fair value of the forward contracts and changes in the fair value of the loans designated as loans held for sale are recorded in noninterest income in mortgage banking, net.

Derivatives not Designated as Hedging Instruments

Trustmark utilizes a portfolio of derivative instruments, such as Treasury note futures contracts and exchange-traded option contracts, to achieve a fair value return that attempts to economically offset the changes in fair value of MSR attributable to interest rates. These transactions are considered freestanding derivatives that do not otherwise qualify for hedge accounting. Changes in the fair value of these exchange-traded derivative instruments, including administrative costs, are recorded in noninterest income in mortgage banking, net and are offset by the changes in the fair value of MSR. The MSR fair value represents the present value of future cash flows, which among other things includes decay and the effect of changes in interest rates. Ineffectiveness of hedging MSR fair value is measured by comparing total hedge cost to the change in fair value of the MSR attributable to interest rate changes.

Trustmark also utilizes derivative instruments such as interest rate lock commitments in its mortgage banking area. Rate lock commitments are residential mortgage loan commitments with customers, which guarantee a specified interest rate for a specified time period. Changes in the fair value of these derivative instruments are recorded in noninterest income in mortgage banking, net and are offset by the changes in the fair value of excess forward sales contracts.

Trustmark offers certain derivatives products such as interest rate swaps directly to qualified commercial borrowers seeking to manage their interest rate risk. Trustmark economically hedges interest rate swap transactions executed with commercial borrowers by entering into offsetting interest rate swap transactions with third parties. Derivative transactions executed as part of this program are not designated as qualifying hedging relationships and are, therefore, carried at fair value with the change in fair value recorded in noninterest income in bank card and other fees. Because these derivatives have mirror-image contractual terms, the changes in fair value substantially offset.

Income Taxes

Trustmark accounts for uncertain tax positions in accordance with FASB ASC Topic 740, "Income Taxes," which clarifies the accounting and disclosure for uncertainty in tax positions. Under the guidance of FASB ASC Topic 740, Trustmark accounts for deferred income taxes using the liability method. Deferred tax assets and liabilities are based on temporary differences between the financial statement carrying amounts and the tax basis of Trustmark's assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled and are presented net in the balance sheet in other assets.

Stock-Based Compensation

Trustmark accounts for the stock and incentive compensation under the provisions of FASB ASC Topic 718, "Compensation – Stock Compensation." Under this accounting guidance, fair value is established as the measurement objective in accounting for stock awards and requires the application of a fair value based measurement method in accounting for compensation cost, which is recognized over the requisite service period.

Statements of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. The following table reflects specific transaction amounts for the periods presented ($ in thousands):

	Years Ended December 31,		
	2011	2010	2009
Income taxes paid	$ 37,604	$ 53,628	$ 60,456
Interest expense paid on deposits and borrowings	44,060	59,858	93,402
Noncash transfers from loans to foreclosed properties	57,297	61,786	78,300
Transfer of long-term FHLB advance to short-term	-	75,000	-
Assets acquired in business combination	207,243	-	-
Liabilities assumed in business combination	228,236	-	-

Per Share Data

Trustmark accounts for per share data in accordance with FASB ASC Topic 260, "Earnings Per Share," which provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. Trustmark has determined that its outstanding nonvested stock awards and deferred stock units are not participating securities. Based on this determination, no change has been made to Trustmark's current computation for basic and diluted earnings per share.

Basic earnings per share (EPS) is computed by dividing net income by the weighted-average shares of common stock outstanding. Diluted EPS is computed by dividing net income by the weighted-average shares of common stock outstanding, adjusted for the effect of potentially dilutive stock awards outstanding during the period. The following table reflects weighted-average shares used to calculate basic and diluted EPS for the periods presented (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Basic shares	64,066	63,849	57,834
Dilutive shares	195	190	102
Diluted shares	64,261	64,039	57,936

Weighted-average antidilutive stock awards were excluded in determining diluted earnings per share. The following table reflects weighted-average antidilutive stock awards for the periods presented (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Weighted-average antidilutive shares	1,226	1,259	1,552

Fair Value Measurements

FASB ASC Topic 820, "Fair Value Measurements and Disclosures," defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and requires certain disclosures about fair value measurements. The fair value of an asset or liability is the price that would be received to sell that asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. Depending on the nature of the asset or liability, Trustmark uses various valuation techniques and assumptions when estimating fair value. Inputs to valuation techniques include the assumptions that market participants would use in pricing an asset or liability. FASB ASC Topic 820 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1 Inputs – Valuation is based upon quoted prices (unadjusted) in active markets for identical assets or liabilities that Trustmark has the ability to access at the measurement date.

Level 2 Inputs – Valuation is based upon quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability such as interest rates, yield curves, volatilities and default rates and inputs that are derived principally from or corroborated by observable market data.

Level 3 Inputs – Unobservable inputs reflecting the reporting entity's own determination about the assumptions that market participants would use in pricing the asset or liability based on the best information available.

Accounting Policies Recently Adopted and Pending Accounting Pronouncements

ASU 2011-12, "Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassification of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05." ASU 2011-12 defers the effective date of the requirement of ASU 2011-05 to present separate line items on the income statement for reclassification adjustments of items out of accumulated other comprehensive income into net income. ASU 2011-12 was issued to allow the FASB time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. Entities are still required to present reclassification adjustments within other comprehensive income either on the face of the statement that reports other comprehensive income or in the notes to the financial statements. All other requirements of ASU 2011-05 are not affected by ASU 2011-12. The requirements of ASU 2011-05, as amended by ASU 2011-12, remain effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 for a public entity. For Trustmark, the impact of the ASU is a change in presentation only and will not have a significant impact on Trustmark's consolidated financial statements.

ASU 2011-08, "Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment." Issued in September 2011, ASU 2011-08 amends the guidance in ASC 350-202 on testing goodwill for impairment. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit (i.e., step 1 of the goodwill impairment test). If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. The ASU does not change how goodwill is calculated or assigned to reporting units, nor does it revise the requirement to test goodwill annually for impairment. In addition, the ASU does not amend the requirement to test goodwill for impairment between annual tests if events or circumstances warrant; however, it does revise the examples of events and circumstances that an entity should consider. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The adoption of ASU 2011-08 will not impact Trustmark's consolidated financial statements.

ASU 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income." ASU 2011-05 amends the FASB Accounting Standards Codification (Codification) to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments to the Codification in the ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU 2011-05 should be applied retrospectively. Early adoption is permitted. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 for a public entity. For Trustmark, the impact of the ASU is a change in presentation only and will not have a significant impact on Trustmark's consolidated financial statements.

ASU 2011-04, "Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." The ASU is the result of joint efforts by the FASB and IASB to develop a single, converged fair value framework on how to measure fair value and on what disclosures to provide about fair value measurements. While the ASU is largely consistent with existing fair value measurement principles in U.S. GAAP, it expands existing disclosure requirements for fair value measurements and makes other amendments. Many of these amendments were made to eliminate unnecessary wording differences between U.S. GAAP and IFRSs. However, some could change how fair value measurement guidance is applied. The ASU is effective for interim and annual periods beginning after December 15, 2011, for public entities and is not expected to have a significant impact on Trustmark's consolidated financial statements.

ASU 2011-03, "Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements." The ASU eliminates from U.S. GAAP the requirement for entities to consider whether a transferor has the ability to repurchase the financial assets in a repurchase agreement. This requirement was one of the criteria that entities used to determine whether the transferor maintained effective control. Although entities must consider all the effective-control criteria under ASC 860, the elimination of this requirement may lead to more conclusions that a repurchase arrangement should be accounted for as a secured borrowing rather than as a sale. The ASU is effective for the first interim or annual period beginning on or after December 15, 2011. The guidance should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. The adoption of ASU 2011-03 is not expected to have a significant impact on Trustmark's consolidated financial statements.

ASU 2011-02, "A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring." ASU 2011-02 clarifies when a loan modification or restructuring is considered a troubled debt restructuring (TDR). This ASU amends ASC 310-40 to include the indicators from ASC 470-60 that a lender should consider in determining whether a borrower is experiencing financial difficulties (e.g., debtor default, debtor bankruptcy, or concerns about the future as a going concern are all indicators of financial difficulty). It further clarifies that a borrower could be experiencing financial difficulty even if it is not currently in default but default is probable in the foreseeable future. The guidance in the rest of the ASU addresses whether the lender has granted a concession to the borrower. The ASU also amends ASC 310-40 to clarify that a lender is explicitly precluded from performing the borrower's effective interest rate test, described in ASC 470, to determine whether a modification is a TDR. For TDR identification and disclosure purposes, the guidance is effective for the first interim or annual period beginning on or after June 15, 2011, and is to be applied retrospectively to modifications occurring on or after the beginning of the annual period of adoption. For newly identified TDRs that have occurred since the beginning of the earliest period presented and that remain outstanding in the period of adoption, the effect, if any, of the change in the method of calculating impairment under the loss contingency guidance of ASC 450-20 to that in ASC 310-10 is to be reflected in the period of adoption (e.g., the third quarter of 2011 for a calendar-year-end public entity). ASU 2011-02 became effective for Trustmark's financial statements on September 1, 2011, and the adoption did not have a significant impact on Trustmark's consolidated financial statements. The required disclosures are reported in Note 5 – Loans Held for Investment and Allowance for Loan Losses, excluding Covered Loans.

ASU 2010-28, "When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts." In December 2010, the FASB issued ASU 2010-28 which modifies Step 1 of the goodwill impairment test under FASB ASC Topic 350, "Intangibles - Goodwill and Other," for reporting units with zero or negative carrying amounts to require an entity to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are adverse qualitative factors in determining whether an interim goodwill impairment test between annual test dates is necessary. The ASU allows an entity to use either the equity or enterprise valuation premise to determine the carrying amount of a reporting unit. ASU 2010-28 became effective for Trustmark's financial statements on January 1, 2011 and the adoption did not have a significant impact on Trustmark's consolidated financial statements.

ASU 2010-20, "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses." In July 2010, the FASB issued ASU 2010-20, which requires Trustmark to provide a greater level of disaggregated information about the credit quality of loans and the allowance for loan losses. This ASU also requires Trustmark to disclose additional information related to credit quality indicators, past due information, and information related to loans modified in a troubled debt restructuring. ASU 2011-01, "Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in ASU 2010-20," temporarily deferred the effective date for disclosures related to troubled debt restructurings to coincide with the effective date of the then proposed ASU 2011-02, which is discussed above. ASU 2010-20 became effective for Trustmark's financial statements as of December 31, 2010, as it relates to disclosures required as of the end of a reporting period. Disclosures that relate to activity during a reporting period became effective for Trustmark's financial statements beginning on January 1, 2011. The required disclosures are reported in Note 5 – Loans Held for Investment and Allowance for Loan Losses, excluding Covered Loans.

ASU 2010-06, "Improving Disclosures about Fair Value Measurements." In January 2010, the FASB issued ASU 2010-06, which requires additional disclosures related to the transfers in and out of fair value hierarchy and the activity of Level 3 financial instruments. ASU 2010-06 further clarifies that (i) fair value measurement disclosures should be provided for each class of assets and liabilities (rather than major category), which would generally be a subset of assets or liabilities within a line item in the statement of financial position and (ii) companies should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for each class of assets and liabilities included in Levels 2 and 3 of the fair value hierarchy. ASU 2010-06 became effective for Trustmark's financial statements on January 1, 2011 and is reported in Note 18 – Fair Value.

Note 2 – Business Combinations

Heritage Banking Group

On April 15, 2011, the Mississippi Department of Banking and Consumer Finance closed the Heritage Banking Group (Heritage), a 90-year old financial institution headquartered in Carthage, Mississippi, and appointed the Federal Deposit Insurance Corporation (FDIC) as receiver. On the same date, Trustmark National Bank (TNB) entered into a purchase and assumption agreement with the FDIC in which TNB agreed to assume all of the deposits and purchased essentially all of the assets of Heritage. The FDIC and TNB entered into a loss-share transaction on approximately $151.9 million of Heritage assets, which covers substantially all loans and all other real estate. Under the loss-share agreement, the FDIC will cover 80% of covered loan and other real estate losses incurred. Because of the loss protection provided by the FDIC, the risk characteristics of the Heritage loans and other real estate covered by the loss-share agreement are significantly different from those assets not covered by this agreement. As a result, Trustmark will refer to loans and other real estate subject to the loss-share agreement as "covered" while loans and other real estate that are not subject to the loss-share agreement will be referred to as "excluding covered." The loss-share agreement applicable to single family residential mortgage loans and related foreclosed real estate provides for FDIC loss sharing and TNB's reimbursement to the FDIC for recoveries of covered losses for ten years from the date on which the loss-share agreement was entered. The loss-share agreement applicable to commercial loans and related foreclosed real estate provides for FDIC loss sharing for five years from the date on which the loss-share agreement was entered and TNB's reimbursement to the FDIC for recoveries of covered losses for an additional three years thereafter.

Pursuant to the provisions of the Heritage loss-share agreement, TNB may be required to make a true-up payment to the FDIC at the termination of the loss-share agreement should actual losses be less than certain thresholds established in the agreement. To the extent that actual losses on covered loans and covered other real estate are less than estimated losses, the applicable true-up payable to the FDIC upon termination of the loss-share agreement will increase. To the extent that actual losses on covered loans and covered other real estate are more than estimated losses, the applicable true-up payable to the FDIC upon termination of the loss-share agreement will decrease. TNB calculates the projected true-up payable to the FDIC quarterly and records a FDIC true-up provision for the present value of the projected true-up payable to the FDIC at the termination of the loss-share agreement. The FDIC indemnification asset is presented net of the FDIC true-up provision. Changes in the FDIC true-up provision are recorded to noninterest income.

The assets purchased and liabilities assumed for the Heritage acquisition have been accounted for under the acquisition method of accounting (formerly the purchase method). The assets and liabilities, both tangible and intangible, are recorded at their estimated fair values as of the acquisition date. The fair value amounts are subject to change for up to one year after the closing date as additional information relating to closing date fair values becomes available. The amounts are also subject to adjustments based upon final settlement with the FDIC.

The statement of assets purchased and liabilities assumed in the Heritage acquisition are presented below at their estimated fair values as of the acquisition date of April 15, 2011 ($ in thousands):

Assets	
Cash and due from banks	$ 50,447
Federal funds sold	1,000
Securities available for sale	6,389
LHFI, excluding covered loans	9,644
Covered loans	97,770
Premises and equipment, net	55
Identifiable intangible assets	902
Covered other real estate	7,485
FDIC indemnification asset	33,333
Other assets	218
Total Assets	207,243
Liabilities	
Deposits	204,349
Short-term borrowings	23,157
Other liabilities	730
Total Liabilities	228,236
Net assets acquired at fair value	(20,993)
Cash received on acquisition	28,449
Bargain purchase gain	7,456
Income taxes	2,852
Bargain purchase gain, net of taxes	$ 4,604

For financial instruments measured at fair value, Trustmark utilized Level 2 inputs to determine the fair value of securities available for sale, time deposits (included in deposits above) and FHLB advances (shown as short-term borrowings above). Level 3 inputs were used to determine the fair value of both LHFI and covered loans, identifiable intangible assets, covered other real estate and the FDIC indemnification asset. The methodology and significant assumptions used in estimating the fair values of these financial assets and liabilities are as follows:

Securities Available for Sale

Estimated fair values for securities available for sale are based on quoted market prices where available. If quoted market prices are not available, estimated fair values are based on quoted market prices of comparable instruments.

LHFI and Covered Loans

Fair value of acquired loans is determined using a discounted cash flow model based on assumptions regarding the amount and timing of principal and interest payments, estimated prepayments, estimated default rates, estimated loss severity in the event of defaults and current market rates.

Identifiable Intangible Assets

The fair value assigned to the identifiable intangible assets, in this case core deposit intangibles, represent the future economic benefit of the potential cost savings from acquiring core deposits in the acquisition compared to the cost of obtaining alternative funding from market sources.

Covered Other Real Estate

Covered other real estate was initially recorded at its estimated fair value on the acquisition date based on similar market comparable valuations less estimated selling costs.

FDIC Indemnification Asset

The FDIC indemnification asset was initially recorded at fair value, based on the discounted value of expected future cash flows under the loss-share agreement.

Time Deposits

Time deposits were valued by projecting expected cash flows into the future based on each account's contracted rate and then determining the present value of those expected cash flows using current rates for deposits with similar maturities.

FHLB Advances

FHLB advances were valued by projecting expected cash flows into the future based on each account's contracted rate and then determining the present value of those expected cash flows using current rates for advances with similar maturities.

Please refer to Note 18 – Fair Value for more information on Trustmark's classification of financial instruments based on valuation inputs within the fair value hierarchy.

The bargain purchase gain represents the net of the estimated fair value of the assets acquired and liabilities assumed and is influenced significantly by the FDIC-assisted transaction process. Under the FDIC-assisted transaction process, only certain assets and liabilities are transferred to the acquirer and, depending on the nature and amount of the acquirer's bid, the FDIC may be required to make a cash payment to the acquirer. The pretax gain of $7.5 million recognized by Trustmark is considered a bargain purchase transaction under FASB ASC Topic 805, "Business Combinations." The gain was recognized as other noninterest income in Trustmark's consolidated statements of income for the year ended December 31, 2011.

The operations of Heritage are included in Trustmark's operating results from April 15, 2011, and added revenue of $13.0 million and net income available to common shareholders of $6.5 million through December 31, 2011. Such operating results are not necessarily indicative of future operating results. Trustmark believes that given the nature of the assets and liabilities assumed, the significant amount of fair value adjustments and the FDIC loss sharing agreements now in place, historical results of Heritage are not meaningful to Trustmark's results of operations and thus no pro forma information is presented.

Bay Bank & Trust Company

On November 30, 2011, Trustmark announced the signing of a definitive agreement in which Bay Bank & Trust Co. (Bay Bank), a 76-year old financial institution headquartered in Panama City, Florida, will merge into TNB. As of December 31, 2011, Bay Bank reported loans of $116.9 million and deposits of $206.6 million. Under the terms of the definitive agreement, the transaction is valued at $22 million, with $10 million of the consideration to be paid in cash and $12 million to be paid in common stock of Trustmark. The consideration represents approximately 86% of Bay Bank's tangible book value as of December 31, 2011. The transaction, which is expected to be completed during the first quarter of 2012, is subject to approval by Bay Bank's shareholders. On January 26, 2012, the OCC granted conditional approval, subject to customary requirements, of the merger of Bay Bank with and into TNB.

Note 3 – Cash and Due from Banks

Trustmark is required to maintain average reserve balances with the Federal Reserve Bank based on a percentage of deposits. The average amounts of those reserves for the years ended December 31, 2011 and 2010 were $36.6 million and $31.8 million, respectively.

Note 4 – Securities Available for Sale and Held to Maturity

The following table is a summary of the amortized cost and estimated fair value of securities available for sale and held to maturity at December 31, 2011 and 2010 ($ in thousands):

	Securities Available for Sale				Securities Held to Maturity			
December 31, 2011	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
U.S. Government agency obligations								
Issued by U.S. Government agencies	$ 3	$ -	$ -	$ 3	$ -	$ -	$ -	$ -
Issued by U.S. Government sponsored agencies	64,573	229	-	64,802	-	-	-	-
Obligations of states and political subdivisions	190,868	11,971	(12)	202,827	42,619	4,131	(2)	46,748
Mortgage-backed securities								
Residential mortgage pass-through securities								
Guaranteed by GNMA	11,500	945	-	12,445	4,538	336	-	4,874
Issued by FNMA and FHLMC	340,839	7,093	-	347,932	588	28	-	616
Other residential mortgage-backed securities								
Issued or guaranteed by FNMA, FHLMC or GNMA	1,570,782	44,183	-	1,614,965	7,749	133	(1)	7,881
Commercial mortgage-backed securities								
Issued or guaranteed by FNMA, FHLMC or GNMA	216,698	9,497	(176)	226,019	2,211	185	-	2,396
Total	$ 2,395,263	$ 73,918	$ (188)	$ 2,468,993	$ 57,705	$ 4,813	$ (3)	$ 62,515
December 31, 2010								
U.S. Government agency obligations								
Issued by U.S. Government agencies	$ 12	$ -	$ -	$ 12	$ -	$ -	$ -	$ -
Issued by U.S. Government sponsored agencies	124,093	114	(2,184)	122,023	-	-	-	-
Obligations of states and political subdivisions	159,418	2,259	(2,040)	159,637	53,246	2,628	(10)	55,864
Mortgage-backed securities								
Residential mortgage pass-through securities								
Guaranteed by GNMA	11,719	723	-	12,442	6,058	171	-	6,229
Issued by FNMA and FHLMC	432,162	1,188	(6,846)	426,504	763	6	-	769
Other residential mortgage-backed securities								
Issued or guaranteed by FNMA, FHLMC or GNMA	1,361,339	43,788	(4,311)	1,400,816	78,526	1,503	-	80,029
Commercial mortgage-backed securities								
Issued or guaranteed by FNMA, FHLMC or GNMA	54,331	2,007	(523)	55,815	2,254	-	(2)	2,252
Total	$ 2,143,074	$ 50,079	$ (15,904)	$ 2,177,249	$ 140,847	$ 4,308	$ (12)	$ 145,143

Temporarily Impaired Securities

The table below includes securities with gross unrealized losses segregated by length of impairment ($ in thousands)

	Less than 12 Months		12 Months or More		Total	
December 31, 2011	Estimated Fair Value	Gross Unrealized (Losses)	Estimated Fair Value	Gross Unrealized (Losses)	Estimated Fair Value	Gross Unrealized (Losses)
Obligations of states and political subdivisions	$ 3,368	$ (12)	$ 202	$ (2)	$ 3,570	$ (14)
Mortgage-backed securities						
Other residential mortgage-backed securities						
Issued or guaranteed by FNMA, FHLMC or GNMA	1,069	(1)	-	-	1,069	(1)
Commercial mortgage-backed securities						
Issued or guaranteed by FNMA, FHLMC or GNMA	46,890	(176)	-	-	46,890	(176)
Total	$ 51,327	$ (189)	$ 202	$ (2)	$ 51,529	$ (191)
December 31, 2010						
U.S. Government agency obligations						
Issued by U.S. Government sponsored agencies	$ 86,917	$ (2,184)	$ -	$ -	$ 86,917	$ (2,184)
Obligations of states and political subdivisions	65,523	(2,045)	307	(5)	65,830	(2,050)
Mortgage-backed securities						
Residential mortgage pass-through securities						
Issued by FNMA and FHLMC	312,787	(6,846)	-	-	312,787	(6,846)
Other residential mortgage-backed securities						
Issued or guaranteed by FNMA, FHLMC or GNMA	232,279	(4,311)	-	-	232,279	(4,311)
Commercial mortgage-backed securities						
Issued or guaranteed by FNMA, FHLMC or GNMA	21,073	(525)	-	-	21,073	(525)
Total	$ 718,579	$ (15,911)	$ 307	$ (5)	$ 718,886	$ (15,916)

Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses to the extent the impairment is related to credit losses. The amount of the impairment related to other factors is recognized in other comprehensive income. In estimating other-than-temporary impairment losses, Management considers, among other things, the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer and the intent and ability of Trustmark to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. The unrealized losses shown above are primarily due to increases in market rates over the yields available at the time of purchase of the underlying securities and not credit quality. Because Trustmark does not intend to sell these securities and it is more likely than not that Trustmark will not be required to sell the investments before recovery of their amortized cost bases, which may be maturity, Trustmark does not consider these investments to be other-than-temporarily impaired at December 31, 2011. There were no other-than-temporary impairments for the years ended December 31, 2011, 2010 and 2009.

Security Gains and Losses

Gains and losses as a result of calls and disposition of securities were as follows ($ in thousands):

	Years Ended December 31,		
Available for Sale	2011	2010	2009
Proceeds from calls and sales of securities	$ 24,471	$ 65,074	$ 188,460
Gross realized gains	57	2,216	5,379
Gross realized (losses)	(11)	-	(11)
Held to Maturity			
Proceeds from calls of securities	$ 3,645	$ 11,305	$ 9,303
Gross realized gains	34	113	99

Securities Pledged

Securities with a carrying value of $1.8 billion and $1.7 billion at December 31, 2011 and 2010, respectively, were pledged to collateralize public deposits and securities sold under repurchase agreements and for other purposes as permitted by law. Of the amount pledged at December 31, 2011, $6.4 million was pledged to the Discount Window to provide additional contingency funding capacity. At year-end, these securities were not required to collateralize any borrowings from the FRB.

Contractual Maturities

The amortized cost and estimated fair value of securities available for sale and held to maturity at December 31, 2011, by contractual maturity, are shown below ($ in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Available for Sale		Securities Held to Maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 9,506	$ 9,568	$ 2,922	$ 2,942
Due after one year through five years	59,092	61,549	18,377	19,922
Due after five years through ten years	176,050	185,097	19,824	22,298
Due after ten years	10,796	11,418	1,496	1,586
	255,444	267,632	42,619	46,748
Mortgage-backed securities	2,139,819	2,201,361	15,086	15,767
Total	$ 2,395,263	$ 2,468,993	$ 57,705	$ 62,515

Note 5 –Loans Held for Investment (LHFI) and Allowance for Loan Losses, excluding Covered Loans

At December 31, 2011 and 2010, LHFI, excluding covered loans, consisted of the following ($ in thousands):

	2011	2010
Loans secured by real estate:		
Construction, land development and other land loans	$ 474,082	$ 583,316
Secured by 1-4 family residential properties	1,760,930	1,732,056
Secured by nonfarm, nonresidential properties	1,425,774	1,498,108
Other	204,849	231,963
Commercial and industrial loans	1,139,365	1,068,369
Consumer loans	243,756	402,165
Other loans	608,728	544,265
LHFI, excluding covered loans	5,857,484	6,060,242
Less allowance for loan losses	89,518	93,510
Net LHFI, excluding covered loans	$ 5,767,966	$ 5,966,732

The following table details LHFI, excluding covered loans, individually and collectively evaluated for impairment at December 31, 2011 and 2010 ($ in thousands):

	December 31, 2011		
	LHFI Evaluated for Impairment		
	Individually	Collectively	Total
Loans secured by real estate:			
Construction, land development and other land loans	$ 40,413	$ 433,669	$ 474,082
Secured by 1-4 family residential properties	24,348	1,736,582	1,760,930
Secured by nonfarm, nonresidential properties	23,981	1,401,793	1,425,774
Other	5,871	198,978	204,849
Commercial and industrial loans	14,148	1,125,217	1,139,365
Consumer loans	825	242,931	243,756
Other loans	872	607,856	608,728
Total	$ 110,458	$ 5,747,026	$ 5,857,484

	December 31, 2010		
	LHFI Evaluated for Impairment		
	Individually	Collectively	Total
Loans secured by real estate:			
Construction, land development and other land loans	$ 57,831	$ 525,485	$ 583,316
Secured by 1-4 family residential properties	30,313	1,701,743	1,732,056
Secured by nonfarm, nonresidential properties	29,013	1,469,095	1,498,108
Other	6,154	225,809	231,963
Commercial and industrial loans	16,107	1,052,262	1,068,369
Consumer loans	2,112	400,053	402,165
Other loans	1,393	542,872	544,265
Total	$ 142,923	$ 5,917,319	$ 6,060,242

Loan Concentrations

Trustmark does not have any loan concentrations other than those reflected in the preceding table, which exceed 10% of total LHFI. At December 31, 2011, Trustmark's geographic loan distribution was concentrated primarily in its Florida, Mississippi, Tennessee and Texas markets. A substantial portion of construction, land development and other land loans are secured by real estate in markets in which Trustmark is located. Accordingly, the ultimate collectability of a substantial portion of these loans and the recovery of a substantial portion of the carrying amount of other real estate owned, are susceptible to changes in market conditions in these areas.

Related Party Loans

Trustmark makes loans in the normal course of business to certain executive officers and directors, including their immediate families and companies in which they are principal owners. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectability at the time of the transaction. At December 31, 2011 and 2010, total loans to these borrowers were $54.4 million and $77.9 million, respectively. During 2011, $167.1 million of new loan advances were made, while repayments were $170.8 million, as well as decreases from changes in executive officers and directors of $19.8 million.

Nonaccrual/Impaired LHFI, Excluding Covered Loans

At December 31, 2011 and 2010, the carrying amounts of nonaccrual LHFI, excluding covered loans, which are considered for impairment analysis, were $110.5 million and $142.9 million, respectively. For collateral dependent loans, when a loan is deemed impaired, the full difference between the carrying amount of the loan and the most likely estimate of the asset's fair value less cost to sell, is charged-off. All of Trustmark's specifically evaluated impaired LHFI are collateral dependent loans. At December 31, 2011 and 2010, specifically evaluated impaired LHFI totaled $68.9 million and $97.6 million, respectively. In addition, these specifically evaluated impaired LHFI had a related allowance of $8.8 million and $8.3 million at the end of the respective periods. Specific charge-offs related to impaired LHFI totaled $21.5 million and $33.0 million while the provisions charged to net income for these loans totaled $7.5 million and $11.5 million for 2011 and 2010, respectively. For 2009, specific charge-offs related to impaired loans totaled $29.1 million while the provisions charged to net income during the year for these loans totaled $20.7 million.

All commercial nonaccrual LHFI, excluding covered loans, over $500 thousand are individually assessed for impairment. Impaired LHFI have been determined to be collateral dependent and assessed using a fair value approach. Fair value estimates begin with appraised values based on the current market value/as-is value of the property being appraised, normally from recently received and reviewed appraisals. If a current appraisal, or one with an inspection date within the past 12 months, using the necessary assumptions is not in the file, a new appraisal is ordered. Appraisals are obtained from State-certified Appraisers and are based on certain assumptions, which may include construction or development status and the highest and best use of the property. The Appraisal Review Department has the authority to make adjustments to appraisals based on sales contracts, comparable sales and other pertinent information if an appraisal does not incorporate the effect of these assumptions. Appraised values are adjusted down for costs associated with asset disposal. Once the current appraisal is received and the estimated net realizable value determined, the value used in the impairment assessment is updated and adjustments are made to reflect further impairments. At the time a LHFI is deemed to be impaired, the full difference between book value and the most likely estimate of the asset's net realizable value is charged off. However, as subsequent events dictate and estimated net realizable values decline, required reserves are established.

At December 31, 2011 and 2010, nonaccrual LHFI, excluding covered loans, not specifically reviewed for impairment and written down to fair value less cost to sell, totaled $41.6 million and $45.3 million, respectively. In addition, these nonaccrual LHFI had allocated allowance for loan losses of $3.9 million and $3.5 million at the end of the respective periods. No material interest income was recognized in the income statement on impaired or nonaccrual loans for each of the years in the three-year period ended December 31, 2011.

At December 31, 2011 and 2010, LHFI, excluding covered loans, classified as troubled debt restructurings (TDRs) totaled $34.2 million and $19.2 million, respectively. For TDRs, Trustmark had a related loan loss allowance of $4.5 million at December 31, 2011 and $1.9 million at December 31, 2010. Specific charge-offs related to TDRs totaled $1.9 million and $2.1 million for the years ended December 31, 2011 and 2010, respectively. LHFI that are TDRs are charged down to the most likely fair value estimate less an estimated cost to sell for collateral dependent loans, which would approximate net realizable value.

The following table illustrates the impact of modifications classified as TDRs for the year ended December 31, 2011 as well as those TDRs modified within 2011 for which there was a payment default during the year ($ in thousands):

	Year Ended December 31, 2011		
Troubled Debt Restructurings	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Construction, land development and other land loans	26	$ 16,200	$ 13,984
Secured by 1-4 family residential properties	17	3,843	3,793
Commercial and industrial	2	11,997	11,503
Total	45	$ 32,040	$ 29,280

	Year Ended December 31, 2011	
Troubled Debt Restructurings that Subsequently Defaulted	Number of Contracts	Recorded Investment
Construction, land development and other land loans	5	$ 3,058
Secured by 1-4 family residential properties	1	179
Total	6	$ 3,237

Trustmark's TDRs have resulted primarily from allowing the borrower to pay interest only for an extended period of time rather than from forgiveness. Accordingly, as shown above, these TDRs have a similar recorded investment for both the pre-modification and post-modification disclosure. Trustmark has utilized loans 90 days or more past due to define payment default in determining TDRs that have subsequently defaulted.

At December 31, 2011 and 2010, the following table details LHFI, excluding covered loans, classified as TDRs by loan type ($ in thousands):

	December 31, 2011		
	Accruing	Nonaccrual	Total
Construction, land development and other land loans	$ 241	$ 14,041	$ 14,282
Secured by 1-4 family residential properties	782	3,485	4,267
Secured by nonfarm, nonresidential properties	-	4,135	4,135
Commercial and industrial	-	11,503	11,503
Total Troubled Debt Restructurings by Type	$ 1,023	$ 33,164	$ 34,187

	December 31, 2010		
	Accruing	Nonaccrual	Total
Construction, land development and other land loans	$ -	$ 3,181	$ 3,181
Secured by 1-4 family residential properties	318	1,488	1,806
Secured by nonfarm, nonresidential properties	-	2,232	2,232
Commercial and industrial	-	11,997	11,997
Total Troubled Debt Restructurings by Type	$ 318	$ 18,898	$ 19,216

At December 31, 2011 and 2010, the carrying amount of impaired loans, excluding covered loans, consisted of the following ($ in thousands):

	December 31, 2011					
	Unpaid Principal Balance	Total LHFI with No Related Allowance Recorded	Total LHFI with an Allowance Recorded	Total Carrying Amount	Related Allowance	Average Recorded Investment
Loans secured by real estate:						
Construction, land development and other land loans	$ 58,757	$ 11,123	$ 29,290	$ 40,413	$ 6,547	$ 49,122
Secured by 1-4 family residential properties	33,746	1,560	22,788	24,348	1,348	27,330
Secured by nonfarm, nonresidential properties	27,183	13,770	10,211	23,981	2,431	26,497
Other	7,158	1,548	4,323	5,871	1,007	6,013
Commercial and industrial loans	16,102	8,724	5,424	14,148	1,137	15,127
Consumer loans	1,097	-	825	825	9	1,468
Other loans	2,559	220	652	872	185	1,132
Total	$ 146,602	$ 36,945	$ 73,513	$ 110,458	$ 12,664	$ 126,689

	December 31, 2010					
	Unpaid Principal Balance	Total LHFI with No Related Allowance Recorded	Total LHFI with an Allowance Recorded	Total Carrying Amount	Related Allowance	Average Recorded Investment
Loans secured by real estate:						
Construction, land development and other land loans	$ 81,945	$ 33,201	$ 24,630	$ 57,831	$ 6,782	$ 69,817
Secured by 1-4 family residential properties	41,475	3,082	27,231	30,313	1,745	30,888
Secured by nonfarm, nonresidential properties	35,679	18,582	10,431	29,013	1,579	23,535
Other	7,009	5,042	1,112	6,154	96	4,126
Commercial and industrial loans	17,413	9,172	6,935	16,107	1,514	11,369
Consumer loans	2,420	-	2,112	2,112	23	1,544
Other loans	2,868	1,107	286	1,393	58	765
Total	$ 188,809	$ 70,186	$ 72,737	$ 142,923	$ 11,797	$ 142,044

Credit Quality Indicators

Trustmark's loan portfolio credit quality indicators focus on six key quality ratios that are compared against bank tolerances. The loan indicators are total classified outstanding, total criticized outstanding, nonperforming loans, nonperforming assets, delinquencies and net loan losses. Due to the homogenous nature of consumer loans, Trustmark does not assign a formal internal risk rating to each credit and therefore the criticized and classified measures are unique to commercial loans.

In addition to monitoring portfolio credit quality indicators, Trustmark also measures how effectively the lending process is being managed and risks are being identified. As part of an ongoing monitoring process, Trustmark grades the commercial portfolio as it relates to financial statement exceptions, total policy exceptions, collateral exceptions and violations of law as shown below:

- Financial Statement Exceptions – focuses on the officers' ongoing efforts to obtain, evaluate and/or document sufficient information to determine the quality and status of the credits. This area includes the quality and condition of the files in terms of content, completeness and organization. Included is an evaluation of the systems/procedures used to insure compliance with policy such as financial statements, review memos and loan agreement covenants.
- Underwriting/Policy – evaluates whether credits are adequately analyzed, appropriately structured and properly approved within requirements of bank loan policy. A properly approved credit is approved by adequate authority in a timely manner with all conditions of approval fulfilled. Total policy exceptions measure the level of exceptions to loan policy within a loan portfolio.
- Collateral Documentation – focuses on the adequacy of documentation to support the obligation, perfect Trustmark's collateral position and protect collateral value. There are two parts to this measure:
    - ✓ Collateral exceptions where certain collateral documentation is either not present, is not considered current or has expired.
    - ✓ 90 days and over collateral exceptions are where certain collateral documentation is either not present, is not considered current or has expired and the exception has been identified in excess of 90 days.
- Compliance with Law – focuses on underwriting, documentation, approval and reporting in compliance with banking laws and regulations. Primary emphasis is directed to Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA) and Regulation O requirements.

Commercial Credits

Trustmark has established a Loan Grading System that consists of ten individual Credit Risk Grades (Risk Ratings) that encompass a range from loans where the expectation of loss is negligible to loans where loss has been established. The model is based on the risk of default for an individual credit and establishes certain criteria to delineate the level of risk across the ten unique Credit Risk Grades. Credit risk grade definitions are as follows:

- Risk Rate (RR) 1 through RR 6 – Grades one through six represent groups of loans that are not subject to adverse criticism as defined in regulatory guidance. Loans in these groups exhibit characteristics that represent low to moderate risk measured by using a variety of credit risk criteria such as cash flow coverage, debt service coverage, balance sheet leverage, liquidity, management experience, industry position, prevailing economic conditions, support from secondary sources of repayment and other credit factors that may be relevant to a specific loan. In general, these loans are supported by properly margined collateral and guarantees of principal parties.

- Other Assets Especially Mentioned (OAEM) - (RR 7) – a loan that has a potential weakness that if not corrected will lead to a more severe rating. This rating is for credits that are currently protected but potentially weak because of an adverse feature or condition that if not corrected will lead to a further downgrade.
- Substandard (RR 8) – a loan that has at least one identified weakness that is well defined. This rating is for credits where the primary sources of repayment are not viable at this time or where either the capital or collateral is not adequate to support the loan and the secondary means of repayment do not provide a sufficient level of support to offset the identified weakness but are sufficient to prevent a loss at this time. While these credits do not demonstrate any level of loss at this time, further deterioration would lead to a further downgrade.
- Doubtful (RR 9) – a loan with an identified weakness that does not have a valid secondary source of repayment. Generally these credits have an impaired primary source of repayment and secondary sources are not sufficient to prevent a loss in the credit.
- Loss (RR 10) – a loan or a portion of a loan that is deemed to be uncollectible.

By definition, credit risk grades OAEM (RR 7), substandard (RR 8), doubtful (RR 9) and loss (RR 10) are criticized loans while substandard (RR 8), doubtful (RR 9) and loss (RR 10) are classified loans. These definitions are standardized by all bank regulatory agencies and are generally equally applied to each individual lending institution. The remaining credit risk grades are considered pass credits and are solely defined by Trustmark.

The credit risk grades represent the probability of default (PD) for an individual credit and as such are not a direct indication of loss given default (LGD). The LGD aspect of the subject risk ratings is neither uniform across the nine primary commercial loan groups or constant between the geographic areas. To account for the variance in the LGD aspects of the risk rate system, the loss expectations for each risk rating is integrated into the allowance for loan loss methodology where the calculated LGD is allotted for each individual risk rating with respect to the individual loan group and unique geographic area. The LGD aspect of the reserve methodology is calculated each quarter as a component of the overall reserve factor for each risk grade by loan group and geographic area.

To enhance this process, loans of a certain size that are rated in one of the criticized categories are routinely reviewed to establish an expectation of loss, if any, and if such examination indicates that the level of reserve is not adequate to cover the expectation of loss, a special reserve or impairment is generally applied.

Each loan officer assesses the appropriateness of the internal risk rating assigned to their credits on an ongoing basis. Trustmark's Asset Review area conducts independent credit quality reviews of the majority of the bank's commercial loan portfolio concentrations both on the underlying credit quality of each individual loan portfolio as well as the adherence to bank loan policy and the loan administration process. In general, Asset Review conducts reviews of each lending area within a six to eighteen month window depending on the overall credit quality results of the individual area.

The distribution of the losses is accomplished by means of a loss distribution model that assigns a loss factor to each risk rating (1 to 9) in each commercial loan pool. A factor is not applied to risk rate 10 (Loss) as loans classified as Losses are not carried on the bank's books over quarter ends as they are charged off within the period that the loss is determined.

The expected loss distribution is spread across the various risk ratings by the perceived level of risk for loss. The nine grade scale above ranges from a negligible risk of loss to an identified loss across its breadth. The loss distribution factors are graduated through the scale on a basis proportional to the degree of risk that appears manifest in each individual rating and assumes that migration through the loan grading system will occur.

In addition to the ongoing internal risk rate monitoring described above, Trustmark conducts monthly credit quality reviews (CQR) as well as semi-annual analysis and stress testing on all residential real estate development credits and non-owner occupied commercial real estate (CRE) credits of $1.0 million or more as described below:

- Trustmark's Credit Quality Review Committee meets monthly and performs the following functions: detailed review and evaluation of all loans of $100 thousand or more that are either delinquent thirty days or more or on nonaccrual, including determination of appropriate risk ratings, accrual status, and appropriate servicing officer; review of risk rate changes for relationships of $100 thousand or more; quarterly review of all nonaccruals less than $100 thousand to determine whether the credit should be charged off, returned to accrual, or remain in nonaccrual status; monthly/quarterly review of continuous action plans for all credits rated seven or worse for relationships of $100 thousand or more; monthly review of all commercial charge-offs of $25 thousand or more for the preceding month.

- Residential real estate developments - a development project analysis is performed on all projects regardless of size. Performance of the development is assessed through an evaluation of the number of lots remaining, the payout ratios, and the loan-to-value ratios. Results are stress tested as to absorption and price of lots. This information is reviewed by each senior credit officer for that market to determine the need for any risk rate or accrual status changes.

- Non-owner occupied commercial real estate – a cash flow analysis is performed on all projects with an outstanding balance of $1.0 million or more. In addition, credits are stress tested for vacancies and rate sensitivity. Confirmation is obtained that guarantor's financial statements are current, taxes have been paid, and that there are no other issues that need to be addressed. This information is reviewed by each senior credit officer for that market to determine the need for any risk rate or accrual status changes.

Consumer Credits

Loans that do not meet a minimum custom credit score are reviewed quarterly by Management. The Retail Credit Review Committee reviews the volume and percentage of approvals that did not meet the minimum passing custom score by region, individual location, and officer. To assure that Trustmark continues to originate quality loans, this process allows Management to make necessary changes such as changes to underwriting procedures, credit policies, or changes in loan authority to Trustmark personnel.

Trustmark monitors the levels and severity of past due consumer loans on a daily basis through its collection activities. A detailed assessment of consumer loan delinquencies is performed monthly at both a product and market level by delivery channel, which incorporates the perceived level of risk at time of underwriting. Trustmark also monitors its consumer loan delinquency trends by comparing them to quarterly industry averages.

The allowance calculation methodology delineates the consumer loan portfolio into homogeneous pools of loans that contain similar structure, repayment, collateral and risk profile, which include residential mortgage, direct consumer loans, auto finance, credit cards, and overdrafts. For these pools, the historical loss experience is determined by calculating a 20-quarter rolling average and that loss factor is applied to each homogeneous pool to establish the quantitative aspect of the methodology. Where the loss experience does not fully cover the anticipated loss for a pool, an estimate is also applied to each homogeneous pool to establish the qualitative aspect of the methodology. The qualitative portion is the allocation of perceived risks across the loan portfolio to derive the potential losses that exist at the current point in time. This methodology utilizes five separate factors where each factor is made up of unique components that when weighted and combined produce an estimated level of reserve for each of the loan pools. The five factors include economic indicators, performance trends, management experience, lending policy measures, and credit concentrations.

The risk measure for each factor is converted to a scale ranging from 0 (No risk) to 100 (High Risk) to ensure that the combination of such factors is proportional. The determination of the risk measurement for each qualitative factor is done for all four markets combined. The resulting estimated reserve factor is then applied to each pool.

The resulting ratings from the individual factors are weighted and summed to establish the weighted average qualitative factor of a specific loan portfolio. This weighted average qualitative factor is then applied over the five loan pools.

The table below illustrates the carrying amount of loans, excluding covered loans, by credit quality indicator at December 31, 2011 and 2010 ($ in thousands):

	December 31, 2011				
	Commercial Loans				
	Pass - Categories 1-6	Special Mention - Category 7	Substandard - Category 8	Doubtful - Category 9	Subtotal
Loans secured by real estate:					
Construction, land development and other land loans	$ 308,618	$ 26,273	$ 90,175	$ 116	$ 425,182
Secured by 1-4 family residential properties	119,155	142	16,324	-	135,621
Secured by nonfarm, nonresidential properties	1,287,886	26,232	110,472	51	1,424,641
Other	188,772	130	9,312	-	198,214
Commercial and industrial loans	1,048,556	32,046	56,577	405	1,137,584
Consumer loans	643	25	-	-	668
Other loans	600,411	-	1,834	600	602,845
	$ 3,554,041	$ 84,848	$ 284,694	$ 1,172	$ 3,924,755

	Consumer Loans					
	Current	Past Due 30-89 Days	Past Due Greater Than 90 days	Nonaccrual	Subtotal	Total LHFI, excluding covered loans
Loans secured by real estate:						
Construction, land development and other land loans	$ 47,253	$ 353	$ -	$ 1,294	$ 48,900	$ 474,082
Secured by 1-4 family residential properties	1,596,800	8,477	1,306	18,726	1,625,309	1,760,930
Secured by nonfarm, nonresidential properties	1,133	-	-	-	1,133	1,425,774
Other	6,405	201	-	29	6,635	204,849
Commercial and industrial loans	1,626	118	-	37	1,781	1,139,365
Consumer loans	234,593	7,172	498	825	243,088	243,756
Other loans	5,848	35	-	-	5,883	608,728
	$ 1,893,658	$ 16,356	$ 1,804	$ 20,911	$ 1,932,729	$ 5,857,484

	December 31, 2010				
	Commercial Loans				
	Pass - Categories 1-6	Special Mention - Category 7	Substandard - Category 8	Doubtful - Category 9	Subtotal
Loans secured by real estate:					
Construction, land development and other land loans	$ 347,287	$ 44,459	$ 134,503	$ 512	$ 526,761
Secured by 1-4 family residential properties	113,776	780	25,167	226	139,949
Secured by nonfarm, nonresidential properties	1,353,794	16,858	126,050	431	1,497,133
Other	216,022	180	7,418	-	223,620
Commercial and industrial loans	977,793	25,642	58,307	1,416	1,063,158
Consumer loans	524	-	-	-	524
Other loans	535,110	210	3,633	146	539,099
	$ 3,544,306	$ 88,129	$ 355,078	$ 2,731	$ 3,990,244

	Consumer Loans					
	Current	Past Due 30-89 Days	Past Due Greater Than 90 days	Nonaccrual	Subtotal	Total LHFI, excluding covered loans
Loans secured by real estate:						
Construction, land development and other land loans	$ 53,797	$ 223	$ -	$ 2,535	$ 56,555	$ 583,316
Secured by 1-4 family residential properties	1,559,611	10,302	1,278	20,916	1,592,107	1,732,056
Secured by nonfarm, nonresidential properties	975	-	-	-	975	1,498,108
Other	8,282	26	-	35	8,343	231,963
Commercial and industrial loans	5,075	97	-	39	5,211	1,068,369
Consumer loans	383,528	13,741	2,260	2,112	401,641	402,165
Other loans	5,166	-	-	-	5,166	544,265
	$ 2,016,434	$ 24,389	$ 3,538	$ 25,637	$ 2,069,998	$ 6,060,242

Past Due LHFI, Excluding Covered Loans

LHFI past due 90 days or more totaled $43.6 million and $19.4 million at December 31, 2011 and 2010, respectively. Included in these amounts are $39.4 million and $15.8 million, respectively, of serviced loans eligible for repurchase, which are fully guaranteed by GNMA. GNMA optional repurchase programs allow financial institutions to buy back individual delinquent mortgage loans that meet certain criteria from the securitized loan pool for which the institution provides servicing. At the servicer's option and without GNMA's prior authorization, the servicer may repurchase such a delinquent loan for an amount equal to 100 percent of the remaining principal balance of the loan. This buy-back option is considered a conditional option until the delinquency criteria are met, at which time the option becomes unconditional. When Trustmark is deemed to have regained effective control over these loans under the unconditional buy-back option, the loans can no longer be reported as sold and must be brought back onto the balance sheet as loans held for sale, regardless of whether Trustmark intends to exercise the buy-back option. These loans are reported as held for sale with the offsetting liability being reported as short-term borrowings. During December of 2010, Trustmark purchased approximately $53.9 million of GNMA serviced loans, which were subsequently sold to a third party. Trustmark will retain the servicing for these loans, which are fully guaranteed by FHA/VA. Trustmark did not exercise its buy-back option on any delinquent loans serviced for GNMA during 2011 or 2009.

The following table provides an aging analysis of past due and nonaccrual LHFI, excluding covered loans, by class at December 31, 2011 and 2010 ($ in thousands):

	December 31, 2011					
		Past Due				
	30-89 Days	Greater than 90 Days (1)	Total	Nonaccrual	Current Loans	Total LHFI, excluding covered loans
Loans secured by real estate:						
Construction, land development and other land loans	$ 1,784	$ 1,657	$ 3,441	$ 40,413	$ 430,228	$ 474,082
Secured by 1-4 family residential properties	9,755	1,306	11,061	24,348	1,725,521	1,760,930
Secured by nonfarm, nonresidential properties	9,925	-	9,925	23,981	1,391,868	1,425,774
Other	879	-	879	5,871	198,099	204,849
Commercial and industrial loans	1,646	769	2,415	14,148	1,122,802	1,139,365
Consumer loans	7,172	498	7,670	825	235,261	243,756
Other loans	3,104	-	3,104	872	604,752	608,728
Total past due LHFI	$ 34,265	$ 4,230	$ 38,495	$ 110,458	$ 5,708,531	$ 5,857,484

(1) - Past due greater than 90 days but still accruing interest.

	December 31, 2010					
		Past Due				
	30-89 Days	Greater than 90 Days (1)	Total	Nonaccrual	Current Loans	Total LHFI, excluding covered loans
Loans secured by real estate:						
Construction, land development and other land loans	$ 1,651	$ -	$ 1,651	$ 57,831	$ 523,834	$ 583,316
Secured by 1-4 family residential properties	11,654	1,278	12,932	30,313	1,688,811	1,732,056
Secured by nonfarm, nonresidential properties	9,149	31	9,180	29,013	1,459,915	1,498,108
Other	441	-	441	6,154	225,368	231,963
Commercial and industrial loans	4,178	39	4,217	16,107	1,048,045	1,068,369
Consumer loans	13,741	2,260	16,001	2,112	384,052	402,165
Other loans	67	-	67	1,393	542,805	544,265
Total past due LHFI	$ 40,881	$ 3,608	$ 44,489	$ 142,923	$ 5,872,830	$ 6,060,242

(1) - Past due greater than 90 days but still accruing interest.

Allowance for Loan Losses, Excluding Covered Loans

During 2009, Trustmark refined its allowance for loan loss methodology for commercial loans based upon regulatory guidance from its primary regulator. This refined methodology delineated the commercial purpose and commercial construction loan portfolios into thirteen separate loan types (or pools), which had similar characteristics, such as, repayment, collateral and risk profiles. The thirteen separate loan pools utilized a 10-point risk rating system to apply a reserve factor consisting of quantitative and qualitative components to determine the needed allowance by each loan type. This change expanded commercial loans from a single pool used in 2008 and prior years to the thirteen separate pools and increased risk factors for commercial loan types to 130. The thirteen separate loan pools included nine basic loan pools, of which four pools were separated between Florida and non-Florida. This change in the methodology allowed Trustmark to reallocate loan loss reserves to loans that represent the highest risk.

During the first quarter of 2010, Trustmark further refined the allowance for loan loss methodology for commercial loans by segregating the nine basic loan pools into Trustmark's four key market regions, Florida, Mississippi, Tennessee and Texas, to take into consideration the uniqueness of each market while continuing to utilize a 10-point risk rating system for each pool. As a result, risk rate factors for commercial loan types increased to 360 while having an immaterial impact to the overall balance of the allowance for loan losses. The nine separate pools are segmented below:

Commercial Purpose Loans

- Real Estate – Owner Occupied
- Real Estate – Non-Owner Occupied
- Working Capital
- Non-Working Capital
- Land
- Lots and Development
- Political Subdivisions

Commercial Construction Loans

- 1 to 4 Family
- Non-1 to 4 Family

During the third quarter of 2011, Trustmark altered the quantitative factors of the allowance for loan loss methodology to reflect a twelve-quarter rolling average. The quantitative factors utilized in determining the required reserve are intended to reflect a twelve-quarter rolling average, one quarter in arrears, by loan type within each key market region, unless subsequent market factors suggests that a different method is called for. This alteration to Trustmark's methodology allows for a greater sensitivity to current trends, such as economic changes as well as current loss profiles, which creates a more accurate depiction of historical losses. Prior to converting to a twelve-quarter rolling average, the quantitative factors reflected a three-year rolling average for Trustmark's commercial loan book of business. In 2009, Management determined the need to alter the methodology of calculating the historical loss factor due to the severe economic environment at that time. Management used data from the single year of 2008 as the historical loss factor for 2009, and used the average historical loss for 2008 and 2009 as the historical loss factor for 2010.

The qualitative factors are determined through the utilization of eight separate factors made up of unique characteristics that, when weighted and combined, produce an estimated level of reserve for each loan type. The qualitative factors considered are the following:

- National and regional economic trends and conditions
- Impact of recent performance trends
- Experience, ability and effectiveness of management
- Adherence to Trustmark's loan policies, procedures and internal controls
- Collateral, financial and underwriting exception trends
- Credit concentrations
- Acquisitions
- Catastrophe

The measure for each qualitative factor is converted to a scale ranging from 0 (No risk) to 100 (High Risk), other than the last two factors, which are applied on a dollar-for-dollar basis, to ensure that the combination of such factors is proportional. The resulting ratings from the individual factors are weighted and summed to establish the weighted average qualitative factor of a specific loan portfolio within each key market region. This weighted average qualitative factor is then distributed over the nine primary loan pools within each key market region based on the ranking by risk of each.

Changes in the allowance for loan losses, excluding covered loans, were as follows ($ in thousands):

	2011	2010	2009
Balance at January 1,	$ 93,510	$ 103,662	$ 94,922
Loans charged-off	(45,769)	(71,897)	(80,711)
Recoveries	12,073	12,199	12,339
Net charge-offs	(33,696)	(59,698)	(68,372)
Provision for loan losses, excluding covered loans	29,704	49,546	77,112
Balance at December 31,	$ 89,518	$ 93,510	$ 103,662

The following tables detail the balance in the allowance for loan losses, excluding covered loans, by portfolio segment at December 31, 2011 and 2010, respectively ($ in thousands):

	2011				
	January 1,	Charge-offs	Recoveries	Provision for Loan Losses	December 31,
Loans secured by real estate:					
Construction, land development and other land loans	$ 35,562	$ (16,399)	$ -	$ 8,057	$ 27,220
Secured by 1-4 family residential properties	13,051	(9,271)	447	8,423	12,650
Secured by nonfarm, nonresidential properties	20,980	(3,896)	-	7,274	24,358
Other	1,582	(1,082)	-	2,579	3,079
Commercial and industrial loans	14,775	(4,299)	2,703	2,689	15,868
Consumer loans	5,400	(5,629)	5,749	(1,864)	3,656
Other loans	2,160	(5,193)	3,174	2,546	2,687
Total allowance for loan losses, excluding covered loans	$ 93,510	$ (45,769)	$ 12,073	$ 29,704	$ 89,518

	Disaggregated by Impairment Method		
	Individually	Collectively	Total
Loans secured by real estate:			
Construction, land development and other land loans	$ 6,547	$ 20,673	$ 27,220
Secured by 1-4 family residential properties	1,348	11,302	12,650
Secured by nonfarm, nonresidential properties	2,431	21,927	24,358
Other	1,007	2,072	3,079
Commercial and industrial loans	1,137	14,731	15,868
Consumer loans	9	3,647	3,656
Other loans	185	2,502	2,687
Total allowance for loan losses, excluding covered loans	$ 12,664	$ 76,854	$ 89,518

	2010				
	January 1,	Charge-offs	Recoveries	Provision for Loan Losses	December 31,
Loans secured by real estate:					
Construction, land development and other land loans	$ 43,551	$ (31,135)	$ -	$ 23,146	$ 35,562
Secured by 1-4 family residential properties	13,151	(11,375)	417	10,858	13,051
Secured by nonfarm, nonresidential properties	20,110	(6,520)	-	7,390	20,980
Other	1,631	(1,365)	-	1,316	1,582
Commercial and industrial loans	16,275	(4,186)	2,245	441	14,775
Consumer loans	7,246	(10,234)	6,395	1,993	5,400
Other loans	1,698	(7,082)	3,142	4,402	2,160
Total allowance for loan losses, excluding covered loans	$ 103,662	$ (71,897)	$ 12,199	$ 49,546	$ 93,510

	Disaggregated by Impairment Method		
	Individually	Collectively	Total
Loans secured by real estate:			
Construction, land development and other land loans	$ 6,782	$ 28,780	$ 35,562
Secured by 1-4 family residential properties	1,745	11,306	13,051
Secured by nonfarm, nonresidential properties	1,579	19,401	20,980
Other	96	1,486	1,582
Commercial and industrial loans	1,514	13,261	14,775
Consumer loans	23	5,377	5,400
Other loans	58	2,102	2,160
Total allowance for loan losses, excluding covered loans	$ 11,797	$ 81,713	$ 93,510

Note 6 – Covered Loans, Covered Other Real Estate and FDIC Indemnification Asset

Covered Loans

On April 15, 2011, TNB entered into a purchase and assumption agreement with the FDIC in which TNB agreed to assume all of the deposits and essentially all of the assets of Heritage. Loans comprised the majority of the assets acquired and $97.8 million, or 91% of total loans acquired, are subject to the loss-share agreement with the FDIC whereby TNB is indemnified against a portion of the losses on covered loans and covered other real estate.

The acquired covered loans were recorded at their estimated fair value at the time of acquisition. Fair value of acquired loans is determined using a discounted cash flow model based on assumptions regarding the amount and timing of principal and interest payments, estimated prepayments, estimated default rates, estimated loss severity in the event of defaults and current market rates. Estimated credit losses are included in the determination of fair value; therefore, an allowance for loan losses is not recorded on the acquisition date.

Trustmark accounts for acquired impaired loans under FASB ASC Topic 310-30, "Loans and Debt Securities Acquired with Deteriorated Credit Quality." An acquired loan is considered impaired when there is evidence of credit deterioration since origination and it is probable at the date of acquisition that Trustmark would be unable to collect all contractually required payments. Revolving credit agreements such as home equity lines are excluded from acquired impaired loan accounting requirements. Trustmark acquired $3.8 million of revolving credit agreements, at fair value, consisting mainly of home equity loans and commercial asset-based lines of credit, where the borrower had revolving privileges on the acquisition date. As such, Trustmark has accounted for such revolving covered loans in accordance with accounting requirements for purchased nonimpaired loans.

For acquired impaired loans, Trustmark (a) calculated the contractual amount and timing of undiscounted principal and interest payments (the "undiscounted contractual cash flows") and (b) estimated the amount and timing of undiscounted expected principal and interest payments (the "undiscounted expected cash flows"). Under acquired impaired loan accounting, the difference between the undiscounted contractual cash flows and the undiscounted expected cash flows is the nonaccretable difference. The nonaccretable difference represents an estimate of the loss exposure of principal and interest related to the covered acquired impaired loan portfolio and such amount is subject to change over time based on the performance of such covered loans.

The excess of expected cash flows at acquisition over the initial fair value of acquired impaired loans is referred to as the "accretable yield" and is recorded as interest income over the estimated life of the loans using the effective yield method if the timing and amount of the future cash flows is reasonably estimable. Improvements in expected cash flows over those originally estimated increase the accretable yield and are recognized as interest income prospectively. Decreases in the amount and changes in the timing of expected cash flows compared to those originally estimated decrease the accretable yield and usually result in a provision for loan losses and the establishment of an allowance for loan losses. The carrying value of covered acquired impaired loans is reduced by payments received, both principal and interest, and increased by the portion of the accretable yield recognized as interest income.

During the fourth quarter of 2011, Trustmark re-estimated the expected cash flows on the acquired loans of Heritage as required by FASB ASC Topic 310-30. The analysis resulted in improvements in the estimated future cash flows of the acquired loans that remain outstanding as well as lower expected remaining losses on those loans. Due to the re-estimated cash flows on the acquired loans, Trustmark increased the carrying value of covered loans by $4.5 million. The accretable yield of the covered loans was also increased by $7.6 million as a result of the improvements in the estimated expected cash flows.

The following table presents covered loans acquired as of the date of the Heritage acquisition and activity within covered loans during 2011 ($ in thousands):

At acquisition date:	
Contractually required principal and interest	$ 145,864
Nonaccretable difference	(38,345)
Cash flows expected to be collected	107,519
Accretable yield	(13,579)
Other revolving loans	3,830
Fair value of covered loans at acquisition date	97,770
Activity during 2011:	
Accretion to interest income (1)	4,890
Payments received	(30,337)
Changes in expected cash flows	4,481
Less allowance for loan losses	(502)
Carrying value at December 31, 2011	$ 76,302

(1) Includes $543 thousand of accretion for covered loans not accounted for under FASB ASC Topic 310-30.

At December 31, 2011, covered loans, which are substantially located in Mississippi, consisted of the following ($ in thousands):

Loans secured by real estate:	
Construction, land development and other land loans	$ 4,209
Secured by 1-4 family residential properties	31,874
Secured by nonfarm, nonresidential properties	30,889
Other	5,126
Commercial and industrial loans	2,971
Consumer loans	290
Other loans	1,445
Covered loans	76,804
Less allowance for loan losses	502
Net covered loans	$ 76,302

The following table presents changes in the accretable yield on covered loans acquired in the Heritage acquisition during 2011 ($ in thousands):

Accretable yield acquired	$ (13,579)
Accretion to interest income	4,347
Change in expected cash flows	(7,644)
Accretable yield at December 31, 2011	$ (16,876)

No allowance for loan losses was brought forward on any of the acquired loans as any credit deterioration evident in the loans was included in the determination of the fair value of the loans at the acquisition date. Updates to expected cash flows for covered loans accounted for under FASB ASC Topic 310-30 may result in a provision for loan losses and the establishment of an allowance for loan losses to the extent the amount and timing of expected cash flows decrease compared to those originally estimated at acquisition. Trustmark established an allowance for loan losses associated with covered loans during the fourth quarter of 2011 as a result of valuation procedures performed during the period.

The following table presents the components of the allowance for loan losses on covered loans acquired in the Heritage acquisition at December 31, 2011 ($ in thousands):

Provision for covered loan losses	$ 624
Loans charged-off	(218)
Recoveries	96
Net charge-offs	(122)
Balance at December 31, 2011	$ 502

Under FASB ASC Topic 310-30, acquired loans are generally considered accruing and performing loans as the loans accrete interest income over the estimated life of the loan when expected cash flows are reasonably estimable. Accordingly, acquired impaired loans that are contractually past due are still considered to be accruing and performing loans as long as the estimated cash flows are received as expected. If the timing and amount of cash flows is not reasonably estimable, the loans may be classified as nonaccrual loans and interest income may be recognized on a cash basis or as a reduction of the principal amount outstanding. At December 31, 2011, there were no acquired impaired covered loans accounted for under FASB ASC Topic 310-30 classified as nonaccrual loans. At December 31, 2011, approximately $491 thousand of covered loans not accounted for under FASB ASC Topic 310-30 were classified as nonaccrual loans.

Covered Other Real Estate

Covered other real estate was initially recorded at its estimated fair value on the acquisition date based on similar market comparable valuations less estimated selling costs. Any subsequent valuation adjustments due to declines in fair value are charged to noninterest expense, and are mostly offset by noninterest income representing the corresponding increase to the FDIC indemnification asset for the offsetting loss reimbursement amount. Any recoveries of previous valuation adjustments will be credited to noninterest expense with a corresponding charge to noninterest income for the portion of the recovery that is due to the FDIC.

As of the date of the Heritage acquisition, Trustmark acquired $7.5 million in covered other real estate. For the year ended December 31, 2011, changes and gains (losses), net on covered other real estate were as follows ($ in thousands):

	2011
Other real estate at acquisition	$ 7,485
Transfers from covered loans	632
FASB ASC 310-30 adjustment for the residual recorded investment	(264)
Net transfers from covered loans	368
Disposals	(1,489)
Writedowns	(33)
Balance at end of period	$ 6,331
Gain (loss), net on the sale of covered other real estate included in ORE/Foreclosure expenses	$ 286

At December 31, 2011, covered other real estate consisted of the following types of properties ($ in thousands):

Construction, land development and other land properties	$ 1,304
1-4 family residential properties	889
Nonfarm, nonresidential properties	4,022
Other real estate properties	116
Total covered other real estate	$ 6,331

FDIC Indemnification Asset

The FDIC indemnification asset was initially recorded at fair value, based on the discounted value of expected future cash flows under the loss-share agreement. The difference between the present value at acquisition date and the undiscounted cash flows TNB expects to collect from the FDIC is accreted into noninterest income over the life of the FDIC indemnification asset. The FDIC indemnification asset is presented net of any true-up provision, pursuant to the provisions of the loss-share agreement, due to the FDIC at the termination of the loss-share agreement.

Pursuant to the provisions of the Heritage loss-share agreement, TNB may be required to make a true-up payment to the FDIC at the termination of the loss-share agreement should actual losses be less than certain thresholds established in the agreement. TNB calculates the projected true-up payable to the FDIC quarterly and records a FDIC true-up provision for the present value of the projected true-up payable to the FDIC at the termination of the loss-share agreement. At December 31, 2011, TNB's FDIC true-up provision totaled $601 thousand.

The FDIC indemnification asset is reduced as expected losses on covered loans and covered other real estate decline or as loss-share claims are submitted to the FDIC. The FDIC indemnification asset is revalued concurrent with the loan re-estimation and adjusted for any changes in expected cash flows based on recent performance and expectations for future performance of covered loans and covered other real estate. These adjustments are measured on the same basis as the related covered loans and covered other real estate. Any increases in cash flow of the covered loans and covered other real estate over those expected reduce the FDIC indemnification asset, and any decreases in cash flow of the covered loans and covered other real estate under those expected increase the FDIC indemnification asset. Increases and decreases to the FDIC indemnification asset are recorded as adjustments to noninterest income.

During the fourth quarter of 2011, Trustmark re-estimated the expected cash flows on the acquired loans of Heritage as required by FASB ASC Topic 310-30. The analysis resulted in improvements in the estimated future cash flows of the acquired loans that remain outstanding as well as lower expected remaining losses on those loans. The improvements in the estimated expected cash flows of the covered loans resulted in a reduction of the expected loss-share receivable from the FDIC. During the fourth quarter of 2011, other income included a write-down of the FDIC indemnification asset of $4.2 million on covered loans as a result of loan pay offs and improved cash flow projections and lower loss expectations for loan pools.

The following table presents the FDIC indemnification asset acquired as of the date of the Heritage acquisition and activity within the FDIC indemnification asset during 2011 ($ in thousands):

Indemnification asset at acquisition date	$ 33,333
Accretion	185
Loss-share payments received from FDIC	(986)
Change in expected cash flows	(4,157)
Change in FDIC true-up provision	(27)
Carrying value at December 31, 2011	$ 28,348

Note 7 – Premises and Equipment, Net

At December 31, 2011 and 2010, premises and equipment are summarized as follows ($ in thousands):

	2011	2010
Land	$ 39,724	$ 39,653
Buildings and leasehold improvements	155,506	151,690
Furniture and equipment	127,762	120,529
Total cost of premises and equipment	322,992	311,872
Less accumulated depreciation and amortization	180,410	169,583
Premises and equipment, net	$ 142,582	$ 142,289

Note 8 – Mortgage Banking

Mortgage Servicing Rights

The activity in MSR is detailed in the table below ($ in thousands):

	2011	2010
Balance at beginning of period	$ 51,151	$ 50,513
Origination of servicing assets	14,160	18,657
Disposals of mortgage loans sold serviced released	-	(1,772)
Change in fair value:		
Due to market changes	(15,130)	(8,943)
Due to runoff	(6,907)	(7,304)
Balance at end of period	$ 43,274	$ 51,151

In the determination of the fair value of MSR at the date of securitization, certain key economic assumptions are made. At December 31, 2011, the fair value of MSR included an assumed average prepayment speed of 18.55 CPR and an average discount rate of 10.80%. By way of example, an increase in either the prepayment speed or discount rate assumption will result in a decrease in the fair value of the MSR, while a decrease in either assumption will result in an increase in the fair value of the MSR. In recent years, there have been significant market-driven fluctuations in loan prepayment speeds and discount rates. These fluctuations can be rapid and may continue to be significant. Therefore, estimating prepayment speed and/or discount rates within ranges that market participants would use in determining the fair value of MSR requires significant management judgment.

During the first quarter of 2010, Trustmark completed the final settlement of the sale of approximately $920.9 million in mortgages serviced for others, which reduced Trustmark's MSR by approximately $8.5 million. In addition, during December of 2010, Trustmark purchased approximately $53.9 million of GNMA serviced loans, which were subsequently sold to a third party. Trustmark retained the servicing for these loans, which are fully guaranteed by FHA/VA. The effect of these transactions did not have a material impact on Trustmark's results of operations.

Mortgage Loans Sold/Serviced

During 2011 and 2010, Trustmark sold $969.4 million and $1.1 billion of residential mortgage loans. Pretax gains on these sales were recorded in mortgage banking noninterest income and totaled $12.0 million in 2011, $15.3 million in 2010 and $20.8 million in 2009. Trustmark receives annual servicing fee income approximating 0.33% of the outstanding balance of the underlying loans. Trustmark's total mortgage loans serviced for others totaled $4.5 billion at December 31, 2011, compared with $4.3 billion at December 31, 2010. The investors and the securitization trusts have no recourse to the assets of Trustmark for failure of debtors to pay when due.

Trustmark is subject to losses in its loan servicing portfolio due to loan foreclosures. For loans sold without recourse, Trustmark has obligations to either repurchase the outstanding principal balance of a loan or make the purchaser whole for the economic benefits of a loan if it is determined that the loans sold were in violation of representations or warranties made by Trustmark at the time of the sale, herein referred to as mortgage loan servicing putback expenses. Such representations and warranties typically include those made regarding loans that had missing or insufficient file documentation and/or loans obtained through fraud by borrowers or other third parties such as appraisers. The total mortgage loan servicing putback expenses incurred by Trustmark during 2011 were $5.1 million, $2.1 million during 2010 and were immaterial for 2009. At December 31, 2011 and 2010, accrued mortgage loan servicing putback expenses were approximately $4.3 million and $900 thousand, respectively. There is inherent uncertainty in reasonably estimating the requirement for reserves against future mortgage loan servicing putback expenses. Future putback expenses are dependent on many subjective factors, including the review procedures of the purchasers and the potential refinance activity on loans sold with servicing released and the subsequent consequences under the representations and warranties.

Note 9 – Goodwill and Identifiable Intangible Assets

Goodwill

The table below illustrates goodwill by segment for the three years ended December 31, 2011 ($ in thousands). During that period, there were no changes to the balances.

	General Banking	Insurance	Total
Balance as of December 31, 2011, 2010 and 2009	$ 246,736	$ 44,368	$ 291,104

Trustmark's General Banking segment delivers a full range of banking services to consumer, corporate, small and middle-market businesses through its extensive branch network. The Insurance segment includes Trustmark National Bank's (TNB) wholly-owned retail insurance subsidiaries that offer a diverse mix of insurance products and services. Trustmark performed an impairment test of goodwill of reporting units in both the General Banking and Insurance segments during 2011, 2010 and 2009, which indicated that no impairment charge was required. The analysis indicated that the Insurance Division's fair value increased to 110.7% of book value at October 1, 2011, compared with 104.6% at October 1, 2010. Based on this analysis, Trustmark concluded that no impairment charge was required.

Identifiable Intangible Assets

At December 31, 2011 and 2010, identifiable intangible assets consisted of the following ($ in thousands):

	2011			2010		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Core deposit intangibles	$ 45,309	$ 35,730	$ 9,579	$ 44,408	$ 33,662	$ 10,746
Insurance intangibles	11,693	8,330	3,363	11,693	7,396	4,297
Banking charters	1,325	546	779	1,325	480	845
Borrower relationship intangible	690	335	355	690	272	418
Total	$ 59,017	$ 44,941	$ 14,076	$ 58,116	$ 41,810	$ 16,306

In 2011, 2010 and 2009, Trustmark recorded $3.1 million, $3.5 million and $4.0 million, respectively, of amortization of identifiable intangible assets. Trustmark estimates that amortization expense for identifiable intangible assets will be $2.8 million in 2012, $2.5 million in 2013, $2.1 million in 2014, $1.8 million in 2015 and $1.5 million in 2016. Fully amortized intangibles are excluded from the table above. Trustmark continually evaluates whether events and circumstances have occurred that indicate that identifiable intangible assets have become impaired. Measurement of any impairment of such identifiable intangible assets is based on the fair values of those assets. There were no impairment losses on identifiable intangible assets recorded during 2011, 2010 or 2009.

The following table illustrates the carrying amounts and remaining weighted-average amortization periods of identifiable intangible assets ($ in thousands):

	2011	
	Net Carrying Amount	Remaining Weighted-Average Amortization Period in Years
Core deposit intangibles	$ 9,579	7.6
Insurance intangibles	3,363	6.9
Banking charters	779	11.7
Borrower relationship intangible	355	5.7
Total	$ 14,076	7.6

Note 10 – Other Real Estate, excluding Covered Other Real Estate

Other real estate owned is recorded at the lower of cost or estimated fair value less the estimated cost of disposition. Fair value is based on independent appraisals and other relevant factors. Valuation adjustments required at foreclosure are charged to the allowance for loan losses. At December 31, 2011, Trustmark's geographic loan distribution was concentrated primarily in its Florida, Mississippi, Tennessee and Texas markets. The ultimate recovery of a substantial portion of the carrying amount of other real estate owned is susceptible to changes in market conditions in these areas.

For the years ended December 31, 2011, 2010 and 2009, changes and gains (losses), net on other real estate, excluding covered other real estate, were as follows ($ in thousands):

	2011	2010	2009
Balance at beginning of period	$ 86,704	$ 90,095	$ 38,566
Additions	56,929	61,786	78,300
Disposals	(50,724)	(48,050)	(19,332)
Writedowns	(13,856)	(17,127)	(7,439)
Balance at end of period	$ 79,053	$ 86,704	$ 90,095
Gain (loss), net on the sale of noncovered other real estate included in ORE/Foreclosure expense	$ 1,605	$ (31)	$ (1,042)

At December 31, 2011 and 2010, other real estate, excluding covered other real estate, by type of property consisted of the following ($ in thousands):

	2011	2010
Construction, land development and other land properties	$ 53,834	$ 61,963
1-4 family residential properties	10,557	13,509
Nonfarm, nonresidential properties	13,883	9,820
Other real estate properties	779	1,412
Total other real estate	$ 79,053	$ 86,704

At December 31, 2011 and 2010, other real estate, excluding covered other real estate, by geographic location consisted of the following ($ in thousands):

	2011	2010
Florida	$ 29,963	$ 32,370
Mississippi (1)	19,483	24,181
Tennessee (2)	16,879	16,407
Texas	12,728	13,746
Total other real estate	$ 79,053	$ 86,704

(1) - Mississippi includes Central and Southern Mississippi Regions
(2) - Tennessee includes Memphis, Tennessee and Northern Mississippi Regions

Note 11 – Deposits

At December 31, 2011 and 2010, deposits consisted of the following ($ in thousands):

	2011	2010
Noninterest-bearing demand deposits	$ 2,033,442	$ 1,636,625
Interest-bearing demand	1,463,640	1,474,045
Savings	2,051,701	1,809,116
Time	2,017,580	2,124,781
Total	$ 7,566,363	$ 7,044,567

Interest expense on deposits by type consisted of the following for 2011, 2010, and 2009 ($ in thousands):

	2011	2010	2009
Interest-bearing demand	$ 7,077	$ 8,621	$ 9,515
Savings	8,144	8,479	10,613
Time	21,073	31,557	58,758
Total	$ 36,294	$ 48,657	$ 78,886

The maturities on outstanding time deposits of $100,000 or more at December 31, 2011 and 2010 are as follows ($ in thousands):

	2011	2010
3 months or less	$ 217,577	$ 283,010
Over 3 months through 6 months	177,519	203,216
Over 6 months through 12 months	256,773	272,325
Over 12 months	166,658	152,669
Total	$ 818,527	$ 911,220

The maturities of interest-bearing deposits at December 31, 2011, are as follows ($ in thousands):

2012	$ 1,572,580
2013	207,972
2014	189,538
2015	27,202
2016 and thereafter	20,288
Total time deposits	2,017,580
Interest-bearing deposits with no stated maturity	3,515,341
Total interest-bearing deposits	$ 5,532,921

Note 12 - Borrowings

Short-Term Borrowings

At December 31, 2011 and 2010, short-term borrowings consisted of the following ($ in thousands):

	2011	2010
FHLB advances	$ 2,579	$ 350,000
Serviced GNMA loans eligible for repurchase	58,842	29,739
Treasury tax and loan service	-	20,546
Other	26,207	25,058
Total short-term borrowings	$ 87,628	$ 425,343

Trustmark has received advances from the FHLB, which are classified as short-term and are collateralized by a blanket lien on Trustmark's single-family, multi-family, home equity and commercial mortgage loans. At December 31, 2011, Trustmark had two outstanding advances. Both of the advances were assumed through the Heritage acquisition. These advances have a weighted-average remaining maturity of 274 days with a weighted-average cost of 4.98%. Both of the advances have fixed rates and balances of $1.9 million and $585.4 thousand with interest rates of 5.018% and 4.839%, respectively. A fair market value adjustment of $93.4 thousand associated with the Heritage acquisition was also included in the FHLB advances at December 31, 2011. Interest expense on short-term FHLB advances totaled $215 thousand in 2011, $404 thousand in 2010 and $243 thousand in 2009. At December 31, 2011, Trustmark had $1.9 billion available in additional short and long-term borrowing capacity from the FHLB.

Trustmark has been a participant in the Treasury Investment Program through the Treasury Tax and Loan (TT&L) Service provided by the Federal Reserve Banks. During 2010, the TT&L Service enabled a financial institution to collect federal tax payments from its customers and retain these funds at a competitive rate of interest. As a TT&L depository, Trustmark derived two major benefits from this program. First, the interest rate that the Treasury charged is 25 basis points below the Federal Funds rate. Secondly, involvement with this program provided Trustmark with a ready source of liquidity. Trustmark retained the use of customers' tax deposits as a source of funds under this program but also participated in the direct investment program, which represents cash balances in excess of those needed by the Treasury for current expenditures and financing activity. Beginning January 1, 2011, the Internal Revenue Service discontinued the federal tax deposit program that allowed taxpayers to present paper coupons and checks to depository institutions for federal tax payments. The program ended because the Treasury Department no longer maintains the paper coupon system. Under the new rules, taxpayers are required to pay federal tax deposits electronically. During 2011, Trustmark continued to participate in the TT&L Service as an Investor. An Investor accepts funds from the Treasury via Direct Investments. All investments in an Investor's TT&L account must be fully collateralized and the Investor pays the Treasury interest for use of the funds. Trustmark has an established pre-approved limit of $50 million in funds they may hold in the Direct Investment program. Effective January 1, 2012, the Treasury eliminated retained electronic tax deposits (affecting both Retainer and Investor depositories) as well as the designation "Retainer Depository" from the TT&L Program. Beginning January 2012, the electronic federal tax payment deposits will be posted to depositories' settlement accounts and then withdrawn by the Federal Reserve Bank throughout the day, with no balance remaining overnight. As a result of this change in the TT&L program, Trustmark no longer retains any TT&L funds overnight. The Federal Reserve Bank withdrew 100% of the TT&L balance held by Trustmark on December 30, 2011. Trustmark remains an Investor depository in the program with a pre-approved limit of $50 million as the Federal Reserve Bank has indicated they may consider making dynamic deposits with Investors at a later date.

Long-Term FHLB Advances

At both December 31, 2011 and 2010, Trustmark had no long-term FHLB advances outstanding. Long-term FHLB advances are also collateralized by a blanket lien on Trustmark's single-family, mulit-family, home equity and commercial mortgage loans. Interest expense on long-term FHLB advances totaled $7 thousand in 2011, $133 thousand in 2010 and $494 thousand in 2009.

Subordinated Notes Payable

During 2006, TNB issued $50.0 million aggregate principal amount of Subordinated Notes (the Notes) due December 15, 2016. Proceeds from the sale of the Notes were used for general corporate purposes. At December 31, 2011, the carrying amount of the Notes was $49.8 million. The Notes have not been, and are not required to be, registered with the Securities and Exchange Commission under the Securities Act of 1933 (Securities Act), as amended. The Notes were sold pursuant to the terms of regulations issued by the Office of the Comptroller of the Currency (OCC) and in reliance upon an exemption provided by the Securities Act. The Notes bear interest at the rate of 5.673% per annum from December 13, 2006, until the principal of the Notes has been paid in full. Interest on the Notes is payable semi-annually in arrears on June 15 and December 15 of each year, commencing June 15, 2007, and through the date of maturity. The Notes are unsecured and subordinate and junior in right of payment to TNB's obligations to its depositors, its obligations under bankers' acceptances and letters of credit, its obligations to any Federal Reserve Bank or the FDIC and its obligations to its other creditors, and to any rights acquired by the FDIC as a result of loans made by the FDIC to TNB. The Notes, which are not redeemable prior to maturity, qualify as Tier 2 capital for both TNB and Trustmark. Because the Notes now have a remaining maturity of more than four years, but less than five years, only 80% of the remaining balance will qualify as Tier 2 capital for both TNB and TRMK at December 31, 2011. The portion of the Notes qualifying as Tier 2 capital will be reduced 20% during each of the remaining four years until the Notes mature during 2016.

Junior Subordinated Debt Securities

On August 18, 2006, Trustmark completed a private placement of $60.0 million of trust preferred securities through a newly formed Delaware trust affiliate, Trustmark Preferred Capital Trust I, (the Trust). The trust preferred securities mature September 30, 2036, are redeemable at Trustmark's option beginning after five years and bear interest at a variable rate per annum equal to the three-month LIBOR plus 1.72%. Under applicable regulatory guidelines, these trust preferred securities qualify as Tier 1 capital.

The proceeds from the sale of the trust preferred securities were used by the Trust to purchase $61.9 million in aggregate principal amount of Trustmark's junior subordinated debentures. The net proceeds to Trustmark from the sale of the Notes to the Trust were used to finance its merger with Republic Bancshares of Texas, Inc.

The debentures were issued pursuant to a Junior Subordinated Indenture, dated August 18, 2006, between Trustmark, as issuer, and Wilmington Trust Company, as trustee. Like the trust preferred securities, the debentures bear interest at a variable rate per annum equal to the three-month LIBOR plus 1.72% and mature on September 30, 2036. The debentures may be redeemed at Trustmark's option at anytime on or after September 30, 2011 or at anytime upon certain events, such as a change in the regulatory capital treatment of the debentures, the Trust being deemed an investment company or the occurrence of certain adverse tax events. The interest payments by Trustmark will be used to pay the quarterly distributions payable by the Trust to the holder of the trust preferred securities. However, so long as no event of default has occurred under the debentures, Trustmark may defer interest payments on the debentures (in which case the Trust will also defer distributions otherwise due on the trust preferred securities) for up to 20 consecutive quarters.

The debentures are subordinated to the prior payment of any other indebtedness of Trustmark that, by its terms, is not similarly subordinated. The trust preferred securities are recorded as a long-term liability on Trustmark's balance sheet; however, for regulatory purposes the trust preferred securities are treated as Tier 1 capital under rulings of the Federal Reserve Board, Trustmark's primary federal regulatory agency.

Trustmark also entered into a Guarantee Agreement, dated August 18, 2006, pursuant to which it has agreed to guarantee the payment by the Trust of distributions on the trust preferred securities and the payment of principal of the trust preferred securities when due, either at maturity or on redemption, but only if and to the extent that the Trust fails to pay distributions on or principal of the trust preferred securities after having received interest payments or principal payments on the Notes from Trustmark for the purpose of paying those distributions or the principal amount of the trust preferred securities.

In addition, pursuant to the acquisition of Republic Bancshares of Texas, Inc., on August 25, 2006, Trustmark assumed the liability for $8.2 million in junior subordinated debt securities issued to Republic Bancshares Capital Trust I (Republic Trust), also a Delaware trust. Beginning January 7, 2008, both the trust preferred securities and the junior subordinated debt securities were callable at the option of Trustmark, in whole or in part. On October 7, 2010, upon receipt of approval from the Federal Reserve Bank of Atlanta, the trust preferred securities of the Republic Trust were redeemed at par plus accrued interest and the related junior subordinated debt securities were repaid.

As defined in applicable accounting standards, Trustmark Preferred Capital Trust I, a wholly-owned subsidiary of Trustmark, is considered a variable interest entity for which Trustmark is not the primary beneficiary. Accordingly, the accounts of this Trust are not included in Trustmark's consolidated financial statements.

At December 31, 2011 and 2010, total assets for the Trust totaled $61.9 million, resulting from the investment in subordinated debentures issued by Trustmark. Liabilities and shareholder's equity for the Trust also totaled $61.9 million at December 31, 2011 and 2010, resulting from the issuance of trust preferred securities in the amount of $60.0 million, as well as $1.9 million in common securities issued to Trustmark. During 2011, net income equaled $38.1 thousand resulting from interest income from junior subordinated debt securities issued by Trustmark to the Trust compared with combined net income (including Republic Trust) of $45.9 thousand during 2010. Dividends issued to Trustmark during 2011 totaled $38.1 thousand compared to $45.9 thousand during 2010.

Note 13 – Income Taxes

The income tax provision included in the statements of income is as follows ($ in thousands):

	2011	2010	2009
Current			
Federal	$ 46,749	$ 43,806	$ 42,117
State	4,712	4,702	6,393
Deferred			
Federal	(8,414)	(5,558)	(3,892)
State	(1,269)	(831)	(585)
Income tax provision	$ 41,778	$ 42,119	$ 44,033

The income tax provision differs from the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes as a result of the following ($ in thousands):

	2011	2010	2009
Income tax computed at statutory tax rate	$ 52,017	$ 49,964	$ 47,978
Tax exempt interest	(5,244)	(5,115)	(5,066)
Nondeductible interest expense	153	181	270
State income taxes, net	2,238	2,517	3,775
Income tax credits	(7,633)	(6,729)	(3,396)
Other	247	1,301	472
Income tax provision	$ 41,778	$ 42,119	$ 44,033

Temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities gave rise to the following net deferred tax assets at December 31, 2011 and 2010, which are included in other assets ($ in thousands):

	2011	2010
Deferred tax assets		
Allowance for loan losses	$ 34,433	$ 35,767
Pension and other postretirement benefit plans	31,606	24,271
Other real estate	25,113	22,048
Stock-based compensation	5,387	6,249
Deferred compensation	4,519	4,444
Other	11,094	6,102
Gross deferred tax asset	112,152	98,881
Deferred tax liabilities		
Unrealized gains on securities available for sale	28,202	13,072
Goodwill and other identifiable intangibles	15,871	15,478
Premises and equipment	15,336	13,185
Mortgage servicing rights	2,925	6,019
Securities	2,167	5,034
Other	3,485	2,942
Gross deferred tax liability	67,986	55,730
Net deferred tax asset	$ 44,166	$ 43,151

Trustmark has evaluated the need for a valuation allowance and, based on the weight of the available evidence, has determined that it is more likely than not that all deferred tax assets will be realized.

The following table provides a summary of the changes during the 2011 calendar year in the amount of unrecognized tax benefits that are included in other liabilities in the consolidated balance sheet ($ in thousands):

Balance at January 1, 2011	$ 1,397
Increases due to tax positions taken during the current year	208
Decreases due to tax positions taken during a prior year	(123)
Decreases due to the lapse of applicable statute of limitations during the current year	(318)
Balance at December 31, 2011	$ 1,164
Accrued interest, net of federal benefit, at December 31, 2011	$ 372
Unrecognized tax benefits that would impact the effective tax rate, if recognized, at December 31, 2011	$ 814

Interest and penalties related to unrecognized tax benefits, if any, are recorded in income tax expense. With limited exception, Trustmark is no longer subject to U.S. federal, state and local audits by tax authorities for 2005 and earlier tax years. Trustmark does not anticipate a significant change to the total amount of unrecognized tax benefits within the next twelve months.

Note 14 – Defined Benefit and Other Postretirement Benefits

Capital Accumulation Plan

Trustmark maintains a noncontributory defined benefit pension plan (Trustmark Capital Accumulation Plan), which covers substantially all associates employed prior to January 1, 2007. The plan provides retirement benefits that are based on the length of credited service and final average compensation, as defined in the plan and vest upon three years of service. In an effort to control expenses, the Board voted to freeze plan benefits effective during 2009, with the exception of certain associates covered through plans obtained by acquisitions. Individuals will not earn additional benefits, except for interest as required by the IRS regulations, after the effective date. Associates will retain their previously earned pension benefits. During 2009, Trustmark recorded a one-time curtailment gain of $1.9 million as a result of the freeze in plan benefits due to recognition of the prior service credits previously included in accumulated other comprehensive income (loss).

The following tables present information regarding the plan's benefit obligation, plan assets, funded status of the plan, amounts recognized in accumulated other comprehensive income (loss), net periodic benefit cost and other statistical disclosures ($ in thousands):

	December 31, 2011	December 31, 2010
Change in benefit obligation		
Benefit obligation, beginning of year	$ 94,136	$ 91,709
Service cost	522	550
Interest cost	4,460	4,777
Actuarial loss	7,620	3,766
Benefits paid	(6,182)	(6,666)
Benefit obligation, end of year	$ 100,556	$ 94,136
Change in plan assets		
Fair value of plan assets, beginning of year	$ 77,764	$ 72,175
Actual return on plan assets	(331)	10,330
Employer contributions	1,053	1,925
Benefit payments	(6,182)	(6,666)
Fair value of plan assets, end of year	$ 72,304	$ 77,764
Funded status at end of year - net liability	$ (28,252)	$ (16,372)
Amounts recognized in accumulated other comprehensive income (loss)		
Net loss - amount recognized	$ 49,040	$ 39,333

	Years Ended December 31, 2011	2010	2009
Net periodic benefit cost			
Service cost	$ 522	$ 550	$ 392
Interest cost	4,460	4,777	4,837
Expected return on plan assets	(5,882)	(5,926)	(6,036)
Amortization of prior service credits	-	-	(127)
Curtailment gain	-	-	(1,887)
Recognized net actuarial loss	4,127	3,397	2,872
Net periodic benefit cost	$ 3,227	$ 2,798	$ 51
Other changes in plan assets and benefit obligation recognized in other comprehensive income (loss), before taxes			
Net loss (gain)	$ 9,707	$ (4,035)	$ (3,032)
Amortization of prior service credits	-	-	2,015
Total recognized in other comprehensive income (loss)	$ 9,707	$ (4,035)	$ (1,017)
Total recognized in net periodic benefit cost and other comprehensive income (loss)	$ 12,934	$ (1,237)	$ (966)
Weighted-average assumptions as of end of year			
Discount rate for benefit obligation	4.00%	5.05%	5.50%
Discount rate for net periodic benefit cost	5.05%	5.50%	6.00%
Expected long-term return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase	3.00%	4.00%	4.00%

Plan Assets

Trustmark's capital accumulation plan weighted-average asset allocations at December 31, 2011 and 2010, by asset category are as follows:

	2011	2010
Money market fund	3.0%	1.7%
Fixed income mutual funds	19.9%	18.4%
Equity mutual funds	70.4%	73.7%
Equity securities	6.3%	5.4%
Fixed income hedge fund	0.4%	0.8%
Total	100.0%	100.0%

The strategic objective of the plan focuses on capital growth with moderate income. The plan is managed on a total return basis with the return objective set as a reasonable actuarial rate of return on plan assets net of investment management fees. Moderate risk is assumed given the average age of plan participants and the need to meet the required rate of return. Equity and fixed income securities are utilized to allow for capital appreciation while fully diversifying the portfolio with more conservative fixed income investments. The target asset allocation range for the portfolio is 0-10% Cash and Cash Equivalents, 10-30% Fixed Income, 30-55% Domestic Equity, 10-30% International Equity and 0-20% Other Investments. Changes in allocations are a result of tactical asset allocation decisions and fall within the aforementioned percentage range for each major asset class.

Trustmark selects the expected long-term rate-of-return-on-assets assumption in consultation with its investment advisors and actuary. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed, especially with respect to real rates of return (net of inflation), for the major asset classes held or anticipated to be held by the trust and for the trust itself. Undue weight is not given to recent experience that may not continue over the measurement period, with higher significance placed on current forecasts of future long-term economic conditions.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further, solely for this purpose, the plan is assumed to continue in force and not terminate during the period in which assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust and expenses (both investment and non-investment) typically paid from plan assets (to the extent such expenses are not explicitly estimated within periodic cost).

Fair Value Measurements

At this time, Trustmark presents no fair values that are derived through internal modeling. Should positions requiring fair valuation arise that are not relevant to existing methodologies, Trustmark will make every reasonable effort to obtain market participant assumptions, or independent evaluation.

The following table sets forth by level, within the fair value hierarchy, the plan's assets measured at fair value at December 31, 2011 and 2010 ($ in thousands):

	December 31, 2011			
	Total	Level 1	Level 2	Level 3
Money market fund	$ 2,189	$ -	$ 2,189	$ -
Fixed income mutual funds	14,422	14,422	-	-
Equity mutual funds	50,886	50,886	-	-
Equity securities	4,506	4,506	-	-
Fixed income hedge fund	301	-	-	301
Total assets at fair value	$ 72,304	$ 69,814	$ 2,189	$ 301

	December 31, 2010			
	Total	Level 1	Level 2	Level 3
Money market fund	$ 1,297	$ -	$ 1,297	$ -
Fixed income mutual funds	14,341	14,341	-	-
Equity mutual funds	57,334	57,334	-	-
Equity securities	4,195	4,195	-	-
Fixed income hedge fund	597	-	-	597
Total assets at fair value	$ 77,764	$ 75,870	$ 1,297	$ 597

The following table sets forth a summary of changes in fair value of the plan's Level 3 assets for the years ended December 31, 2011 and 2010 ($ in thousands):

	Fixed Income Hedge Fund
Balance, January 1, 2010	$ 4,930
Sales, net	(5,016)
Net gains included in plan	678
Change in fair value	5
Balance, December 31, 2010	597
Sales, net	(373)
Net losses included in plan	(8)
Change in fair value	85
Balance, December 31, 2011	$ 301

There have been no changes in methodologies used at December 31, 2011. The methodology and significant assumptions used in estimating the fair values presented above are as follows:

- Money market fund approximates fair value due to its immediate maturity.
- Fixed income hedge fund is valued in accordance with the valuation provided by the general partner of the underlying partnership.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Contributions

The acceptable range of contributions to the plan is determined each year by the plan's actuary. Trustmark's policy is to fund amounts allowable for federal income tax purposes. The actual amount of the contribution is determined based on the plan's funded status and return on plan assets as of the measurement date, which is December 31. For the plan year ended December 31, 2011 and 2010, Trustmark's minimum required contribution was $896 thousand and zero, respectively. During 2011 and 2010, Trustmark made a contribution of $1.0 million for the plan year ended December 31, 2011 and $1.9 million for the plan year ended December 31, 2009, respectively. For the plan year ended December 31, 2012, Trustmark's minimum required contribution is expected to be $3.4 million; however, Management and the Board of Directors will monitor the plan throughout 2012 to determine any additional funding requirements by the plan's measurement date.

Estimated Future Benefit Payments and Other Disclosures

The following plan benefit payments, which reflect expected future service, are expected to be paid ($ in thousands):

Year	Amount
2012	$ 12,209
2013	7,593
2014	7,700
2015	6,706
2016	6,554
2017-2021	30,205

Amounts in accumulated other comprehensive income (loss) expected to be recognized as components of net periodic benefit cost during 2012 include a net loss of $4.0 million.

Supplemental Retirement Plan

Trustmark maintains a nonqualified supplemental retirement plan covering directors who elected to defer fees, key executive officers and senior officers. The plan provides for defined death benefits and/or retirement benefits based on a participant's covered salary. Trustmark has acquired life insurance contracts on the participants covered under the plan, which may be used to fund future payments under the plan. The measurement date for the plan is December 31. The following tables present information regarding the plan's benefit obligation, plan assets, funded status of the plan, amounts recognized in accumulated other comprehensive income (loss), net periodic benefit cost and other statistical disclosures ($ in thousands):

	December 31,	
	2011	2010
Change in benefit obligation		
Benefit obligation, beginning of year	$ 45,433	$ 41,598
Service cost	589	756
Interest cost	2,276	2,242
Actuarial loss	5,831	2,627
Benefits paid	(2,676)	(1,818)
Prior service cost due to amendment	1,193	28
Benefit obligation, end of year	$ 52,646	$ 45,433
Change in plan assets		
Fair value of plan assets, beginning of year	$ -	$ -
Employer contributions	2,676	1,818
Benefit payments	(2,676)	(1,818)
Fair value of plan assets, end of year	$ -	$ -
Funded status at end of year - net liability	$ (52,646)	$ (45,433)
Amounts recognized in accumulated other comprehensive income (loss)		
Net loss	$ 17,226	$ 11,890
Prior service cost	2,412	1,455
Amounts recognized	$ 19,638	$ 13,345

	Years Ended December 31,		
	2011	2010	2009
Net periodic benefit cost			
Service cost	$ 589	$ 756	$ 913
Interest cost	2,276	2,242	2,209
Amortization of prior service cost	236	152	150
Recognized net actuarial loss	495	355	237
Net periodic benefit cost	$ 3,596	$ 3,505	$ 3,509
Other changes in plan assets and benefit obligation recognized in other comprehensive income (loss), before taxes			
Net loss	$ 5,336	$ 2,272	$ 2,115
Prior service cost	1,192	28	20
Amortization of prior service cost	(236)	(152)	(150)
Total recognized in other comprehensive income (loss)	$ 6,292	$ 2,148	$ 1,985
Total recognized in net periodic benefit cost and other comprehensive income (loss)	$ 9,888	$ 5,653	$ 5,494
Weighted-average assumptions as of end of year			
Discount rate for benefit obligation	4.00%	5.05%	5.50%
Discount rate for net periodic benefit cost	5.05%	5.50%	6.00%

Estimated Supplemental Retirement Plan Payments and Other Disclosures

The following supplemental retirement plan benefit payments are expected to be paid in the following years ($ in thousands):

Year	Amount
2012	$ 2,357
2013	2,613
2014	2,771
2015	2,951
2016	3,122
2017 - 2021	17,665

Amounts in accumulated other comprehensive income (loss) expected to be recognized as components of net periodic benefit cost during 2012 include a loss of $862 thousand and prior service cost of $243 thousand.

Other Benefit Plans

Defined Contribution Plan

Trustmark provides associates with a self-directed 401(k) retirement plan that allows associates to contribute a percentage of base pay, within limits provided by the Internal Revenue Code and accompanying regulations, into the plan. Trustmark's contributions to this plan were $5.4 million in 2011, $5.3 million in 2010 and $5.2 million in 2009.

Note 15 – Stock and Incentive Compensation Plans

Trustmark has granted and currently has outstanding, stock and incentive compensation awards subject to the provisions of the 1997 Long Term Incentive Plan (the 1997 Plan) and the 2005 Stock and Incentive Compensation Plan (the 2005 Plan). New awards have not been issued under the 1997 Plan since it was replaced by the 2005 Plan. The 2005 Plan is designed to provide flexibility to Trustmark regarding its ability to motivate, attract and retain the services of key associates and directors. The 2005 Plan allows Trustmark to make grants of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units and performance units to key associates and directors. At December 31, 2011, the maximum number of shares of Trustmark's common stock available for issuance under the 2005 Plan is 5,030,943 shares.

Stock Option Grants

Stock option awards under the 2005 Plan are granted with an exercise price equal to the market price of Trustmark's stock on the date of grant. Stock options granted under the 2005 Plan vest 20% per year and have a contractual term of seven years. Stock option awards, which were granted under the 1997 Plan, had an exercise price equal to the market price of Trustmark's stock on the date of grant, vested equally over four years with a contractual ten-year term. During the second quarter of 2011, compensation expense related to stock options had been fully recognized. Compensation expense for stock options granted under these plans was estimated using the fair value of each option granted using the Black-Scholes option-pricing model and was recognized on the straight-line method over the requisite service period. As reflected in the tables below, no stock options have been granted since 2006, when Trustmark began granting restricted stock awards exclusively.

The following table summarizes Trustmark's stock option activity for 2011, 2010, and 2009:

Options	2011 Shares	2011 Average Option Price	2010 Shares	2010 Average Option Price	2009 Shares	2009 Average Option Price
Outstanding, beginning of year	1,311,925	$ 27.03	1,531,925	$ 26.27	1,796,174	$ 25.57
Granted	-	-	-	-	-	-
Exercised	(69,525)	21.68	(188,550)	20.65	(154,500)	19.35
Expired	(36,000)	27.71	(29,350)	28.22	(98,749)	23.75
Forfeited	(1,300)	31.55	(2,100)	31.55	(11,000)	30.71
Outstanding, end of year	1,205,100	27.31	1,311,925	27.03	1,531,925	26.27
Exercisable, end of year	1,205,100	27.31	1,270,085	26.88	1,392,355	25.87
Aggregate Intrinsic Value						
Outstanding, end of year	$ 44,365		$ 394,341		$ 424,029	
Exercisable, end of year	$ 44,365		$ 394,341		$ 424,029	

The total intrinsic value of options exercised was $144 thousand in 2011, $569 thousand in 2010 and $426 thousand in 2009.

The following table presents information on stock options by ranges of exercise prices at December 31, 2011:

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	Outstanding December 31, 2011	Weighted-Average Remaining Years To Expiration	Weighted-Average Exercise Price	Exercisable December 31, 2011	Weighted-Average Remaining Years To Expiration	Weighted-Average Exercise Price
$22.64 - $25.88	438,050	0.8	$ 24.76	438,050	0.8	$ 24.76
$25.88 - $29.11	553,900	1.4	27.72	553,900	1.4	27.72
$29.11 - $32.35	213,150	1.4	31.48	213,150	1.4	31.48
	1,205,100	1.2	27.31	1,205,100	1.2	27.31

Restricted Stock Grants

Performance Awards

Trustmark's performance awards are granted to Trustmark's executive and senior management team. Performance awards granted vest based on performance goals of return on average tangible equity (ROATE) or return on average equity (ROAE) and total shareholder return (TSR) compared to a defined peer group. Awards based on TSR are valued utilizing a Monte Carlo simulation to estimate fair value of the awards at the grant date, while ROATE and ROAE awards are valued utilizing the fair value of Trustmark's stock at the grant date based on the estimated number of shares expected to vest. The restriction period for performance awards covers a three-year vesting period. These awards are recognized on the straight-line method over the requisite service period. These awards provide for excess shares, if performance measures exceed 100%. Any excess shares granted are restricted for an additional three-year vesting period. The restricted share agreement provides for voting rights and dividend privileges.

The following table summarizes Trustmark's performance award activity during years ended December 31, 2011, 2010 and 2009:

	2011		2010		2009	
	Shares	Weighted-Average Grant-Date Fair Value	Shares	Weighted-Average Grant-Date Fair Value	Shares	Weighted-Average Grant-Date Fair Value
Nonvested shares, beginning of year	210,797	$ 20.30	229,227	$ 25.52	212,464	$ 27.60
Granted	53,863	25.40	55,787	23.05	79,631	17.75
Released from restriction	(84,338)	20.00	(73,862)	27.68	(62,038)	26.39
Forfeited	(901)	23.82	(355)	25.30	(830)	24.74
Nonvested shares, end of year	179,421	20.30	210,797	20.30	229,227	25.52

Time-Vested Awards

Trustmark's time-vested awards are granted to Trustmark's executive and senior management team in both employee recruitment and retention. These awards are also granted to Trustmark's Board of Directors and are restricted for thirty-six months from the award dates. Time-vested awards are valued utilizing the fair value of Trustmark's stock at the grant date. These awards are recognized on the straight-line method over the requisite service period.

The following table summarizes Trustmark's time-vested award activity during years ended December 31, 2011, 2010 and 2009:

	2011		2010		2009	
	Shares	Weighted-Average Grant-Date Fair Value	Shares	Weighted-Average Grant-Date Fair Value	Shares	Weighted-Average Grant-Date Fair Value
Nonvested shares, beginning of year	343,469	$ 20.33	291,999	$ 25.50	139,943	$ 27.58
Granted	157,178	24.15	146,605	22.44	187,196	19.36
Released from restriction	(160,447)	20.46	(90,372)	23.91	(29,516)	28.56
Forfeited	(5,844)	20.17	(4,763)	20.52	(5,624)	24.72
Nonvested shares, end of year	334,356	21.04	343,469	20.33	291,999	25.50

Performance-Based Restricted Stock Unit Award

During 2009, Trustmark's previous Chairman and CEO was granted a cash-settled performance-based restricted stock unit award (the RSU award) with each unit having the value of one share of Trustmark's common stock. The performance period covered a two-year period. This award was granted in connection with an employment agreement dated November 20, 2008, that provides for in lieu of receiving an equity compensation award in 2010 or 2011, the 2009 equity compensation award to be twice the amount of a normal award, with one-half of the award being performance-based and one-half service-based. The RSU award was granted outside of the 2005 Plan in lieu of granting shares of performance-based restricted stock that would exceed the annual limit permitted to be granted under the 2005 Plan, in order to satisfy the equity compensation provisions of the employment agreement. This award provided for excess shares, if performance goals of ROATE and TSR exceeded 100%. Both the performance awards and excess shares vested during the second quarter of 2011. Compensation expense for the RSU award was based on the approximate fair value of Trustmark's stock at the end of each of the reporting periods and was finalized on the vesting date at a share price of $23.65.

The following table presents information regarding compensation expense for all stock and incentive plans for the periods presented ($ in thousands):

	Recognized Compensation Expense for Years Ended December 31,			Unrecognized Compensation Expense	Weighted Average Life of Unrecognized Compensation Expense
	2011	2010	2009		
Stock option-based awards	$ 100	$ 430	$ 674	$ -	-
Performance awards	855	1,004	1,224	887	1.67
Time-vested awards	2,835	3,390	2,659	4,954	2.94
RSU award	184	696	376	-	-
Total stock and incentive plan compensation expense	$ 3,974	$ 5,520	$ 4,933	$ 5,841	

Note 16 – Commitments and Contingencies

Lending Related

Trustmark makes commitments to extend credit and issues standby and commercial letters of credit (letters of credit) in the normal course of business in order to fulfill the financing needs of its customers. The carrying amount of commitments to extend credit and letters of credit approximates the fair value of such financial instruments. These amounts are not material to Trustmark's financial statements.

Commitments to extend credit are agreements to lend money to customers pursuant to certain specified conditions. Commitments generally have fixed expiration dates or other termination clauses. Because many of these commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The exposure to credit loss in the event of nonperformance by the other party to the commitments to extend credit is represented by the contract amount of those instruments. Trustmark applies the same credit policies and standards as it does in the lending process when making these commitments. The collateral obtained is based upon the assessed creditworthiness of the borrower. At December 31, 2011 and 2010, Trustmark had commitments to extend credit of $1.7 billion and $1.6 billion, respectively.

Letters of credit are conditional commitments issued by Trustmark to insure the performance of a customer to a third party. Trustmark issues financial and performance standby letters of credit in the normal course of business in order to fulfill the financing needs of its customers. A financial standby letter of credit irrevocably obligates Trustmark to pay a third-party beneficiary when a customer fails to repay an outstanding loan or debt instrument. A performance standby letter of credit irrevocably obligates Trustmark to pay a third-party beneficiary when a customer fails to perform some contractual, nonfinancial obligation. When issuing letters of credit, Trustmark uses essentially the same policies regarding credit risk and collateral, which are followed in the lending process. At December 31, 2011 and 2010, Trustmark's maximum exposure to credit loss in the event of nonperformance by the other party for letters of credit was $156.7 million and $185.6 million, respectively. These amounts consist primarily of commitments with maturities of less than three years, which have an immaterial carrying value. Trustmark holds collateral to support standby letters of credit when deemed necessary. As of December 31, 2011, the fair value of collateral held was $52.8 million.

Lease Commitments

Trustmark currently has operating lease commitments for banking premises and equipment, which expire from 2012 to 2028. It is expected that certain leases will be renewed, or equipment replaced, as leases expire. Rental expense totaled $7.5 million in 2011, $6.5 million in 2010 and $6.4 million in 2009. At December 31, 2011, future minimum rental commitments under noncancellable operating leases are as follows ($ in thousands):

Year	Amount
2012	$ 5,913
2013	4,985
2014	3,876
2015	3,097
2016	1,122
Thereafter	5,718
Total	$ 24,711

Legal Proceedings

Trustmark's wholly-owned subsidiary, TNB, has been named as a defendant in two lawsuits related to the collapse of the Stanford Financial Group. The first is a purported class action complaint that was filed on August 23, 2009 in the District Court of Harris County, Texas, by Peggy Roif Rotstain, Guthrie Abbott, Catherine Burnell, Steven Queyrouze, Jaime Alexis Arroyo Bornstein and Juan C. Olano, on behalf of themselves and all others similarly situated, naming TNB and four other financial institutions unaffiliated with the Company as defendants. The complaint seeks to recover (i) alleged fraudulent transfers from each of the defendants in the amount of fees and other monies received by each defendant from entities controlled by R. Allen Stanford (collectively, the "Stanford Financial Group") and (ii) damages allegedly attributable to alleged conspiracies by one or more of the defendants with the Stanford Financial Group to commit fraud and/or aid and abet fraud on the asserted grounds that defendants knew or should have known the Stanford Financial Group was conducting an illegal and fraudulent scheme. Plaintiffs have demanded a jury trial. Plaintiffs did not quantify damages. In November 2009, the lawsuit was removed to federal court by certain defendants and then transferred by the United States Panel on Multidistrict Litigation to federal court in the Northern District of Texas (Dallas) where multiple Stanford related matters are being consolidated for pre-trial proceedings. In May 2010, all defendants (including TNB) filed motions to dismiss the lawsuit, and the motions to dismiss have been fully briefed by all parties. The court has not yet ruled on the defendants' motions to dismiss. In August 2010, the court authorized and approved the formation of an Official Stanford Investors Committee to represent the interests of Stanford investors and, under certain circumstances, to file legal actions for the benefit of Stanford investors. In December 2011, the Official Stanford Investors Committee filed a motion to intervene in this action. In January 2012, Plaintiffs filed a motion to join the Official Stanford Investors Committee as an additional plaintiff in this action. Trustmark opposed these two motions. The court has not yet ruled on the intervention and joinder motions.

The second Stanford-related lawsuit was filed on December 14, 2009 in the District Court of Ascension Parish, Louisiana, individually by Harold Jackson, Paul Blaine, Carolyn Bass Smith, Christine Nichols, and Ronald and Ramona Hebert naming TNB (misnamed as Trust National Bank) and other individuals and entities not affiliated with the Company as defendants. The complaint seeks to recover the money lost by these individual plaintiffs as a result of the collapse of the Stanford Financial Group (in addition to other damages) under various theories and causes of action, including negligence, breach of contract, breach of fiduciary duty, negligent misrepresentation, detrimental reliance, conspiracy, and violation of Louisiana's uniform fiduciary, securities, and racketeering laws. The complaint does not quantify the amount of money the plaintiffs seek to recover. In January 2010, the lawsuit was removed to federal court by certain defendants and then transferred by the United States Panel on Multidistrict Litigation to federal court in the Northern District of Texas (Dallas) where multiple Stanford related matters are being consolidated for pre-trial proceedings. On March 29, 2010, the court stayed the case. TNB filed a motion to lift the stay, which remains pending.

TNB's relationship with the Stanford Financial Group began as a result of Trustmark's acquisition of a Houston-based bank in August 2006, and consisted of correspondent banking and other traditional banking services in the ordinary course of business. Both Stanford-related lawsuits are in their preliminary stages and have been previously reported in the press and disclosed by Trustmark.

On December 2, 2011, TNB was sued in a putative class action lawsuit filed by plaintiff Kathy D. White, on behalf of herself and purportedly on behalf of all similarly situated customers of TNB, in the United States District Court for the Northern District of Mississippi, Greenville Division. The case was transferred to the United States District Court for the Southern District of Mississippi, Jackson Division, at the request of TNB; the pleadings are a matter of public record in that court's files, civil action 3:12 cv 00082 TSL MTP. The complaint challenges TNB's practices regarding "overdraft" or "non-sufficient funds" fees charged by TNB in connection with customer use of debit cards, including TNB's order of processing transactions, notices of charges, and calculations of fees. The complaint asserts claims of breach of contract, breach of a duty of good faith and fair dealing, unconscionability, conversion, and unjust enrichment. The plaintiff seeks monetary damages, restitution, and injunctive and declaratory relief from TNB. Among other relief, plaintiff's complaint demands reimbursement of fees collected by TNB and seeks a prohibition against various means of calculating and collecting such fees in the future.

Trustmark and its subsidiaries are also parties to other lawsuits and other claims that arise in the ordinary course of business. Some of the lawsuits assert claims related to the lending, collection, servicing, investment, trust and other business activities, and some of the lawsuits allege substantial claims for damages.

All pending legal proceedings described above are being vigorously contested. In the regular course of business, Management evaluates estimated losses or costs related to litigation, and provision is made for anticipated losses whenever Management believes that such losses are probable and can be reasonably estimated. At the present time, Management believes, based on the advice of legal counsel and Management's evaluation, that (i) the final resolution of pending legal proceedings described above will not, individually or in the aggregate, have a material impact on Trustmark's consolidated financial position or results of operations and (ii) a material adverse outcome in any such case is not reasonably possible.

Note 17 – Shareholders' Equity

Common Stock Offering

On December 7, 2009, Trustmark completed a public offering of 6,216,216 shares of its common stock, including 810,810 shares issued pursuant to the exercise of the underwriters' over-allotment option, at a price of $18.50 per share. Trustmark received net proceeds of approximately $109.3 million after deducting underwriting discounts, commissions and estimated offering expenses. Proceeds from this offering were used in the redemption of the Senior Preferred Stock discussed below.

Preferred Stock and Warrant

Issued

On November 21, 2008, Trustmark issued 215,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, (Senior Preferred Stock) to the U.S. Treasury (Treasury) in a private placement transaction as part of the Troubled Assets Relief Program Capital Purchase Program (TARP CPP), a voluntary initiative for healthy U.S. financial institutions. As part of its participation in the TARP CPP, Trustmark also issued to the Treasury a ten-year warrant (the Warrant) to purchase up to 1,647,931 shares of Trustmark's common stock, at an initial exercise price of $19.57 per share, subject to customary anti-dilution adjustments.

The Senior Preferred Stock and the Warrant were initially recorded at an allocated value of the total cash proceeds of $215.0 million in the same proportion as the aggregate estimated fair value of the two securities. Trustmark retained a widely recognized third party to advise on to the value of the Senior Preferred Stock and the Warrant.

The fair value of the Senior Preferred Stock was estimated by a discounted cash flow method, assuming that Trustmark would not raise new capital in either the debt or equity markets. The cash flows were discounted using a yield curve that ranged from 5.85% to 10.42%, and averaged approximately 8.75%. Under this method, the Senior Preferred had an estimated fair value of $182.6 million as of the valuation date of November 21, 2008.

Trustmark's advisor's model analyzed the value of the warrant using a Cox-Ross-Rubenstein Binomial Option Pricing Model. Model assumptions included the stated terms of the issue, and current and/or historical market data for the assumptions of volatility, interest rates, and dividend yield. Under this approach, the model reached a recommended value of the Warrant that was estimated to be $9.0 million as of the valuation date.

In total, the Senior Preferred Stock and Warrant fair values were estimated at $191.6 million, at the valuation date. Trustmark reviewed the model and the recommended valuations and determined that they represented a fair valuation of the Senior Preferred Stock and the Warrant. At the same proportion as the relative fair values, Trustmark allocated the $215.0 million cash proceeds between the Senior Preferred Stock and the Warrant. Specifically, $204.9 million was allocated to the Senior Preferred Stock and recorded as Preferred Stock and $10.1 million was allocated to the Warrant and recorded in Capital Surplus.

The Senior Preferred Stock was recorded at a discount to its face value of $215.0 million. Until the Senior Preferred Stock was repurchased, the discount was being accreted monthly on a constant yield method to the dividend reset date of February 15, 2014.

Repurchased

On December 9, 2009, Trustmark completed the repurchase of its 215,000 shares of Senior Preferred Stock from the Treasury at a purchase price of $215.0 million plus a final accrued dividend of $716.7 thousand. The repurchase of the Senior Preferred Stock resulted in a one-time, non-cash charge of $8.2 million to net income available to common shareholders in Trustmark's fourth quarter 2009 financial statements for the unaccreted discount recorded at the date of issuance of the Senior Preferred Stock. In addition, on December 30, 2009, Trustmark repurchased in full from the Treasury, the Warrant to purchase 1,647,931 shares of Trustmark's common stock, which was issued to the Treasury pursuant to the TARP CPP. The purchase price paid by Trustmark to the Treasury for the Warrant was its fair value of $10.0 million.

Regulatory Capital

Trustmark and TNB are subject to minimum capital requirements, which are administered by various federal regulatory agencies. These capital requirements, as defined by federal guidelines, involve quantitative and qualitative measures of assets, liabilities and certain off-balance sheet instruments. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional, discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements of Trustmark and TNB. As of December 31, 2011, Trustmark and TNB have exceeded all of the minimum capital standards for the parent company and its primary banking subsidiary as established by regulatory requirements. In addition, TNB has met applicable regulatory guidelines to be considered well-capitalized at December 31, 2011. To be categorized in this manner, TNB must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the accompanying table. There are no significant conditions or events that have occurred since December 31, 2011, which Management believes have affected TNB's present classification.

Trustmark's and TNB's actual regulatory capital amounts and ratios are presented in the table below ($ in thousands):

	Actual Regulatory Capital		Minimum Regulatory Capital Required		Minimum Regulatory Provision to be Well-Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
At December 31, 2011:						
Total Capital (to Risk Weighted Assets)						
Trustmark Corporation	$ 1,096,213	16.67%	$ 526,156	8.00%	n/a	n/a
Trustmark National Bank	1,057,932	16.28%	519,709	8.00%	$ 649,636	10.00%
Tier 1 Capital (to Risk Weighted Assets)						
Trustmark Corporation	$ 974,034	14.81%	$ 263,078	4.00%	n/a	n/a
Trustmark National Bank	938,122	14.44%	259,855	4.00%	$ 389,782	6.00%
Tier 1 Capital (to Average Assets)						
Trustmark Corporation	$ 974,034	10.43%	$ 280,162	3.00%	n/a	n/a
Trustmark National Bank	938,122	10.18%	276,502	3.00%	$ 460,837	5.00%
At December 31, 2010:						
Total Capital (to Risk Weighted Assets)						
Trustmark Corporation	$ 1,051,933	15.77%	$ 533,774	8.00%	n/a	n/a
Trustmark National Bank	1,014,219	15.40%	526,894	8.00%	$ 658,617	10.00%
Tier 1 Capital (to Risk Weighted Assets)						
Trustmark Corporation	$ 918,600	13.77%	$ 266,887	4.00%	n/a	n/a
Trustmark National Bank	883,549	13.42%	263,447	4.00%	$ 395,170	6.00%
Tier 1 Capital (to Average Assets)						
Trustmark Corporation	$ 918,600	10.14%	$ 271,867	3.00%	n/a	n/a
Trustmark National Bank	883,549	9.89%	267,967	3.00%	$ 446,612	5.00%

Dividends on Common Stock

Dividends paid by Trustmark are substantially funded from dividends received from TNB. Approval by TNB's regulators is required if the total of all dividends declared in any calendar year exceeds the total of its net income for that year combined with its retained net income of the preceding two years. TNB will have available in 2012 approximately $85.4 million plus its net income for that year to pay as dividends.

Accumulated Other Comprehensive Income (Loss)

The following table presents the components of accumulated other comprehensive income (loss) and the related tax effects allocated to each component for the years ended December 31, 2011, 2010 and 2009 ($ in thousands):

	Before-Tax Amount	Tax Effect	Accumulated Other Comprehensive Income (Loss)
Balance, January 1, 2009	$ (23,800)	$ 9,083	$ (14,717)
Unrealized gains on available for sale securities:			
Unrealized holding gains arising during period	27,639	(10,572)	17,067
Less: adjustment for net gains realized in net income	(5,467)	2,091	(3,376)
Pension and other postretirement benefit plans:			
Net change in prior service cost arising during the period	(1,885)	721	(1,164)
Net decrease in loss arising during the period	917	(351)	566
Balance, December 31, 2009	(2,596)	972	(1,624)
Unrealized gains on available for sale securities:			
Unrealized holding losses arising during period	(15,431)	5,902	(9,529)
Less: adjustment for net gains realized in net income	(2,329)	891	(1,438)
Pension and other postretirement benefit plans:			
Net change in prior service cost arising during the period	123	(47)	76
Net decrease in loss arising during the period	1,764	(675)	1,089
Balance, December 31, 2010	(18,469)	7,043	(11,426)
Unrealized gains on available for sale securities:			
Unrealized holding gains arising during period	39,636	(15,161)	24,475
Less: adjustment for net gains realized in net income	(80)	31	(49)
Pension and other postretirement benefit plans:			
Net change in prior service cost arising during the period	(957)	366	(591)
Net increase in loss arising during the period	(15,041)	5,753	(9,288)
Balance, December 31, 2011	$ 5,089	$ (1,968)	$ 3,121

Note 18 – Fair Value

Financial Instruments Measured at Fair Value

The methodologies Trustmark uses in determining the fair values are based primarily on the use of independent, market-based data to reflect a value that would be reasonably expected upon exchange of the position in an orderly transaction between market participants at the measurement date. The large majority of assets that are stated at fair value are of a nature that can be valued using prices or inputs that are readily observable through a variety of independent data providers. The providers selected by Trustmark for fair valuation data are widely recognized and accepted vendors whose evaluations support the pricing functions of financial institutions, investment and mutual funds, and portfolio managers. Trustmark has documented and evaluated the pricing methodologies used by the vendors and maintains internal processes that regularly test valuations for anomalies.

Trustmark utilizes an independent pricing service to advise it on the carrying value of the securities available for sale portfolio. As part of Trustmark's procedures, the price provided from the service is evaluated for reasonableness given market changes. When a questionable price exists, Trustmark investigates further to determine if the price is valid. If needed, other market participants may be utilized to determine the correct fair value. Trustmark has also reviewed and confirmed its determinations in thorough discussions with the pricing source regarding their methods of price discovery.

Mortgage loan commitments are valued based on the securities prices of similar collateral, term, rate and delivery for which the loan is eligible to deliver in place of the particular security. Trustmark acquires a broad array of mortgage security prices that are supplied by a market data vendor, which in turn accumulates prices from a broad list of securities dealers. Prices are processed through a mortgage pipeline management system that accumulates and segregates all loan commitment and forward-sale transactions according to the similarity of various characteristics (maturity, term, rate, and collateral). Prices are matched to those positions that are deemed to be an eligible substitute or offset (i.e., "deliverable") for a corresponding security observed in the market place.

Trustmark estimates fair value of MSR through the use of prevailing market participant assumptions and market participant valuation processes. This valuation is periodically tested and validated against other third-party firm valuations.

Trustmark obtains the fair value of interest rate swaps from a third-party pricing service that uses an industry standard discounted cash flow methodology. In addition, credit valuation adjustments are incorporated in the fair values to account for potential nonperformance risk. In adjusting the fair value of its interest rate swap contracts for the effect of nonperformance risk, Trustmark has considered any applicable credit enhancements such as collateral postings, thresholds, mutual puts, and guarantees.

Trustmark has determined that the majority of the inputs used to value its interest rate swaps offered to qualified commercial borrowers fall within Level 2 of the fair value hierarchy, while the credit valuation adjustments associated with these derivatives utilize Level 3 inputs, such as estimates of current credit spreads. Trustmark has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its interest rate swaps and has determined that the credit valuation adjustment is not significant to the overall valuation of these derivatives. As a result, Trustmark classifies its interest rate swap valuations in Level 2 of the fair value hierarchy.

Trustmark also utilizes derivative instruments such as Treasury note futures contracts and exchange-traded option contracts to achieve a fair value return that offsets the changes in fair value of MSR attributable to interest rates. These derivative instruments are exchange-traded and provide inputs, which allow them to be classified within Level 1 of the fair value hierarchy. In addition, Trustmark utilizes derivative instruments such as interest rate lock commitments in its mortgage banking area which lack observable inputs for valuation purposes resulting in their inclusion in Level 3 of the fair value hierarchy.

At this time, Trustmark presents no fair values that are derived through internal modeling. Should positions requiring fair valuation arise that are not relevant to existing methodologies, Trustmark will make every reasonable effort to obtain market participant assumptions, or independent evaluation.

Financial Assets and Liabilities

The following table summarizes financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2010, segregated by the level of valuation inputs with the fair value hierarchy utilized to measure fair value ($ in thousands):

	December 31, 2011			
	Total	Level 1	Level 2	Level 3
U.S. Government agency obligations	$ 64,805	$ -	$ 64,805	$ -
Obligations of states and political subdivisions	202,827	-	202,827	-
Mortgage-backed securities	2,201,361	-	2,201,361	-
Securities available for sale	2,468,993	-	2,468,993	-
Loans held for sale	216,553	-	216,553	-
Mortgage servicing rights	43,274	-	-	43,274
Other assets - derivatives	3,521	1,130	1,689	702
Other liabilities - derivatives	4,680	694	3,986	-

	December 31, 2010			
	Total	Level 1	Level 2	Level 3
U.S. Government agency obligations	$ 122,035	$ -	$ 122,035	$ -
Obligations of states and political subdivisions	159,637	-	159,637	-
Mortgage-backed securities	1,895,577	-	1,895,577	-
Securities available for sale	2,177,249	-	2,177,249	-
Loans held for sale	153,044	-	153,044	-
Mortgage servicing rights	51,151	-	-	51,151
Other assets - derivatives	(2,247)	(2,584)	-	337
Other liabilities - derivatives	(1,581)	1,562	(3,143)	-

The changes in Level 3 assets measured at fair value on a recurring basis for the years ended December 31, 2011 and 2010 are summarized as follows ($ in thousands):

	MSR	Other Assets - Derivatives
Balance, January 1, 2010	$ 50,513	$ (61)
Total net (losses) gains included in net income *(1)*	(16,247)	4,382
Additions	16,885	-
Sales	-	(3,984)
Balance, December 31, 2010	51,151	337
Total net (losses) gains included in net income *(1)*	(22,037)	3,968
Additions	14,160	-
Sales	-	(3,603)
Balance, December 31, 2011	$ 43,274	$ 702
The amount of total (losses) gains for the period included in earnings that are attributable to the change in unrealized gains or losses still held at December 31, 2011	$ (15,130)	$ 64

(1) Total net (losses) gains included in net income relating to MSR includes changes in fair value due to market changes and due to runoff.

Trustmark may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with U.S. GAAP. Assets at December 31, 2011, which have been measured at fair value on a nonrecurring basis, include impaired loans. Loans for which it is probable Trustmark will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement are considered impaired. Specific allowances for impaired loans are based on comparisons of the recorded carrying values of the loans to the present value of the estimated cash flows of these loans at each loan's original effective interest rate, the fair value of the collateral or the observable market prices of the loans. At December 31, 2011, Trustmark had outstanding balances of $68.9 million in impaired loans that were specifically identified for evaluation and written down to fair value of the underlying collateral less cost to sell based on the fair value of the collateral or other unobservable input compared with $97.6 million at December 31, 2010. These impaired loans are classified as Level 3 in the fair value hierarchy.

Please refer to Note 2 – Business Combinations, for financial assets and liabilities acquired in the Heritage transaction, which were measured at fair value on a nonrecurring basis in accordance with U.S. GAAP.

Nonfinancial Assets and Liabilities

Certain nonfinancial assets measured at fair value on a nonrecurring basis include foreclosed assets (upon initial recognition or subsequent impairment), nonfinancial assets and nonfinancial liabilities measured at fair value in the second step of a goodwill impairment test, and intangible assets and other nonfinancial long-lived assets measured at fair value for impairment assessment.

Certain foreclosed assets, upon initial recognition, are remeasured and reported at fair value through a charge-off to the allowance for loan losses based upon the fair value of the foreclosed asset. The fair value of a foreclosed asset, upon initial recognition, is estimated using Level 3 inputs based on adjusted observable market data. Foreclosed assets measured at fair value upon initial recognition totaled $56.9 million (utilizing Level 3 valuation inputs) during the year ended December 31, 2011 compared with $61.8 million for the same period in 2010. In connection with the measurement and initial recognition of the foregoing foreclosed assets, Trustmark recognized charge-offs of the allowance for loan losses totaling $6.7 million and $5.5 million for year ended December 31, 2011 and 2010, respectively. Other than foreclosed assets measured at fair value upon initial recognition, $66.7 million of foreclosed assets were remeasured during 2011, requiring write-downs of $13.9 million to reach their current fair values compared to $54.2 million of foreclosed assets that were remeasured during 2010, requiring write-downs of $17.1 million.

Fair Value of Financial Instruments

The carrying amounts and estimated fair values of financial instruments at December 31, 2011 and 2010, are as follows ($ in thousands):

	2011		2010	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial Assets:				
Cash and short-term investments	$ 211,883	$ 211,883	$ 173,317	$ 173,317
Securities available for sale	2,468,993	2,468,993	2,177,249	2,177,249
Securities held to maturity	57,705	62,515	140,847	145,143
Loans held for sale	216,553	216,553	153,044	153,044
Net LHFI, excluding covered loans	5,767,966	5,848,791	5,966,732	6,030,219
Covered loans	76,302	76,302	-	-
FDIC indemnification asset	28,348	28,348	-	-
Other assets - derivatives	3,521	3,521	(2,247)	(2,247)
Financial Liabilities:				
Deposits	7,566,363	7,575,064	7,044,567	7,054,611
Short-term liabilities	692,128	692,128	1,125,481	1,125,481
Subordinated notes	49,839	51,438	49,806	48,750
Junior subordinated debt securities	61,856	35,876	61,856	30,928
Other liabilities - derivatives	4,680	4,680	(1,581)	(1,581)

The methodology and significant assumptions used in estimating the fair values presented above are as follows:

In cases where quoted market prices are not available, fair values are generally based on estimates using present value techniques. Trustmark's premise in present value techniques is to represent the fair values on a basis of replacement value of the existing instrument given observed market rates on the measurement date. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates for those assets or liabilities cannot be necessarily substantiated by comparison to independent markets and, in many cases, may not be realizable in immediate settlement of the instruments. The estimated fair value of financial instruments with immediate and shorter-term maturities (generally 90 days or less) is assumed to be the same as the recorded book value. All nonfinancial instruments, by definition, have been excluded from these disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of Trustmark.

Cash and Short-Term Investments

The carrying amounts for cash and due from banks and short-term investments (federal funds sold and securities purchased under reverse repurchase agreements) approximate fair values due to their immediate and shorter-term maturities.

Securities

Estimated fair values for securities available for sale and securities held to maturity are based on quoted market prices where available. If quoted market prices are not available, estimated fair values are based on quoted market prices of comparable instruments.

Loans Held for Sale

The fair value of loans held for sale is based on independent quoted market prices, where available, or the prices for other mortgage whole loans with similar characteristics.

Net LHFI, excluding Covered Loans

The fair values of net loans are estimated for portfolios of loans with similar financial characteristics. For variable rate loans that reprice frequently with no significant change in credit risk, fair values are based on carrying values. The fair values of certain mortgage loans, such as 1-4 family residential properties, are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair values of other types of loans are estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The processes for estimating the fair value of net loans described above does not represent an exit price under FASB ASC Topic 820 and such an exit price could potentially produce a different fair value estimate at December 31, 2011 and 2010.

Covered Loans

The fair value of covered loans is based on estimates of future loan cash flows and appropriate discount rates, which incorporate Trustmark's assumptions about market funding cost and liquidity premium. The estimates of future loan cash flows are determined using Trustmark's assumptions concerning the amount and timing of principal and interest payments, prepayments and credit losses.

FDIC Indemnification Asset

The fair value of the FDIC indemnification asset is estimated by discounting estimated future cash flows based on estimated current market rates.

Other Assets and Other Liabilities – Derivatives

The fair value of derivatives used to hedge MSR (futures and exchange-traded written and purchased options) is based on quoted prices from a recognized exchange. The fair value of interest rate lock commitments utilizes a valuation model, which recognizes the full fair value of the ultimate loan adjusted for estimated fallout and estimated cost assumptions a market participant would use to convert the lock into a loan in addition to expected net future cash flows related to loan servicing activities. Forward sales contracts are derivative instruments whose fair value is determined based on independent quoted market prices, where available, or the prices for other mortgage whole loans with similar characteristics.

Deposits

The fair values of deposits with no stated maturity, such as noninterest-bearing demand deposits, NOW accounts, MMDA products and savings accounts are, by definition, equal to the amount payable on demand, which is the carrying value. Fair values for certificates of deposit are based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Short-Term Liabilities

The carrying amounts for federal funds purchased, securities sold under repurchase agreements and other borrowings approximate their fair values.

Subordinated Notes

Fair value equals quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar subordinated notes.

Junior Subordinated Debt Securities

Fair value equals quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar junior subordinated debt securities.

Off-Balance Sheet Instruments

The fair values of loan commitments and letters of credit approximate the fees currently charged for similar agreements or the estimated cost to terminate or otherwise settle similar obligations. The fees associated with these financial instruments, or the estimated cost to terminate, as applicable, are immaterial.

Note 19 – Derivative Financial Instruments

Trustmark maintains an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings and cash flows caused by interest rate volatility. Trustmark's interest rate risk management strategy involves modifying the repricing characteristics of certain assets and liabilities so that changes in interest rates do not adversely affect the net interest margin and cash flows. Under the guidelines of FASB ASC Topic 815, "Derivatives and Hedging," all derivative instruments are required to be recognized as either assets or liabilities and be carried at fair value on the balance sheet. The fair value of derivative positions outstanding is included in other assets and/or other liabilities in the accompanying consolidated balance sheets and in the net change in these financial statement line items in the accompanying consolidated statements of cash flows as well as included in noninterest income in the accompanying consolidated statements of income.

Derivatives Designated as Hedging Instruments

As part of Trustmark's risk management strategy in the mortgage banking area, derivative instruments such as forward sales contracts are utilized. Trustmark's obligations under forward contracts consist of commitments to deliver mortgage loans, originated and/or purchased, in the secondary market at a future date. These derivative instruments are designated as fair value hedges under FASB ASC Topic 815. The ineffective portion of changes in the fair value of the forward contracts and changes in the fair value of the loans designated as loans held for sale are recorded in noninterest income in mortgage banking, net. Trustmark's off-balance sheet obligations under these derivative instruments totaled $199.5 million at December 31, 2011, with a negative valuation adjustment of $2.2 million, compared to $163.0 million, with a positive valuation adjustment of $3.1 million as of December 31, 2010.

Derivatives not Designated as Hedging Instruments

Trustmark utilizes a portfolio of exchange-traded derivative instruments, such as Treasury note futures contracts and option contracts, to achieve a fair value return that offsets the changes in fair value of MSR attributable to interest rates. These transactions are considered freestanding derivatives that do not otherwise qualify for hedge accounting. Changes in the fair value of these exchange-traded derivative instruments are recorded in noninterest income in mortgage banking, net and are offset by the changes in the fair value of MSR. The MSR fair value represents the present value of future cash flows, which among other things includes decay and the effect of changes in interest rates. Ineffectiveness of hedging the MSR fair value is measured by comparing the total hedge cost to the changes in the fair value of the MSR asset attributable to interest rate changes. The impact of this strategy resulted in a net positive ineffectiveness of $4.4 million and $7.3 million for the years ended December 31, 2011 and 2010, respectively. See the section captioned "Noninterest Income" in Item 7 - Management's Discussion and Analysis for further analysis of mortgage banking revenues, which includes the table for net hedge ineffectiveness.

Trustmark also utilizes derivative instruments such as interest rate lock commitments in its mortgage banking area. Rate lock commitments are residential mortgage loan commitments with customers, which guarantee a specified interest rate for a specified time period. Changes in the fair value of these derivative instruments are recorded in noninterest income in mortgage banking, net and are offset by the changes in the fair value of forward sales contracts. Trustmark's off-balance sheet obligations under these derivative instruments totaled $117.5 million at December 31, 2011, with a positive valuation adjustment of $702 thousand, compared to $67.9 million, with a positive valuation adjustment of $337 thousand as of December 31, 2010.

Trustmark offers certain derivatives products such as interest rate swaps directly to qualified commercial borrowers seeking to manage their interest rate risk. Trustmark economically hedges interest rate swap transactions executed with commercial borrowers by entering into offsetting interest rate swap transactions with third parties. Derivative transactions executed as part of this program are not designated as qualifying hedging relationships and are, therefore, carried at fair value with the change in fair value recorded in noninterest income in bankcard and other fees. Because these derivatives have mirror-image contractual terms, the changes in fair value substantially offset. As of December 31, 2011, Trustmark had interest rate swaps with an aggregate notional amount of $71.2 million related to this program. The fair value of these derivatives is immaterial at December 31, 2011.

Trustmark has agreements with each of its interest rate swap counterparties that contain a provision where if Trustmark defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then Trustmark could also be declared in default on its derivative obligations.

As of December 31, 2011, the termination value of interest rate swaps in a liability position, which includes accrued interest but excludes any adjustment for nonperformance risk, related to these agreements was $1.8 million. As of December 31, 2011, Trustmark had not posted collateral against its obligations because of negotiated thresholds and minimum transfer amounts under these agreements. If Trustmark had breached any of these triggering provisions at December 31, 2011, it could have been required to settle its obligations under the agreements at the termination value.

Tabular Disclosures

The following tables disclose the fair value of derivative instruments in Trustmark's balance sheets as of December 31, 2011 and 2010 as well as the effect of these derivative instruments on Trustmark's results of operations for years ended December 31, 2011, 2010 and 2009:

	December 31, 2011	December 31, 2010
Derivatives in hedging relationships		
Interest rate contracts:		
Forward contracts included in other liabilities	$ 2,217	$ (3,143)
Derivatives not designated as hedging instruments		
Interest rate contracts:		
Futures contracts included in other assets	$ 986	$ (2,897)
Exchange traded purchased options included in other assets	144	313
OTC written options (rate locks) included in other assets	702	337
Interest rate swaps included in other assets	1,689	-
Exchange traded written options included in other liabilities	694	1,562
Interest rate swaps included in other liabilities	1,769	-

	Years ended December 31,		
	2011	2010	2009
Derivatives in hedging relationships			
Amount of (loss) gain recognized in mortgage banking, net	$ (5,360)	$ 987	$ 4,888
Derivatives not designated as hedging instruments			
Amount of gain (loss) recognized in mortgage banking, net	$ 19,929	$ 16,655	$ (8,122)
Amount of loss recognized in bankcard and other fees	(79)	-	-

Note 20 – Segment Information

Trustmark's management reporting structure includes three segments: General Banking, Wealth Management and Insurance. General Banking is primarily responsible for all traditional banking products and services, including loans and deposits. General Banking also consists of internal operations such as Human Resources, Executive Administration, Treasury, Funds Management, Public Affairs and Corporate Finance. Wealth Management provides customized solutions for affluent customers by integrating financial services with traditional banking products and services such as private banking, money management, full-service brokerage, financial planning, personal and institutional trust and retirement services. During 2010, Wealth Management provided life insurance and other risk management services through TRMK Risk Management, Inc. (TRMI), a wholly owned subsidiary of Trustmark National Bank who engaged in individual insurance product sales as a broker of life and long-term care insurance for Wealth Management customers. On December 30, 2010, TRMI was merged into Fisher Brown Bottrell Insurance, Inc. (FBBI), another wholly owned subsidiary of TNB. All previous products and services provided to Wealth Management customers were provided by FBBI in 2011 and will be provided by FBBI going forward. Through FBBI, Trustmark's Insurance Division provides a full range of retail insurance products including commercial risk management products, bonding, group benefits and personal lines coverage. As a result of the changes discussed above, certain immaterial reclassifications have been made to the prior year amounts in order to be in conformity with the current year.

The accounting policies of each reportable segment are the same as those of Trustmark except for its internal allocations. Noninterest expenses for back-office operations support are allocated to segments based on estimated uses of those services. Trustmark measures the net interest income of its business segments with a process that assigns cost of funds or earnings credit on a matched-term basis. This process, called "funds transfer pricing", charges an appropriate cost of funds to assets held by a business unit, or credits the business unit for potential earnings for carrying liabilities. The net of these charges and credits flows through to the General Banking segment, which contains the management team responsible for determining the bank's funding and interest rate risk strategies.

The following table discloses financial information by reportable segment for the periods ended December 31, 2011, 2010 and 2009.

Segment Information
($ in thousands)

	Years Ended December 31,		
	2011	2010	2009
General Banking			
Net interest income	$ 344,415	$ 347,607	$ 349,790
Provision for loan losses	30,185	49,551	77,052
Noninterest income	109,601	115,934	116,335
Noninterest expense	284,849	283,010	264,559
Income before income taxes	138,982	130,980	124,514
Income taxes	38,414	37,955	39,512
General banking net income	$ 100,568	$ 93,025	$ 85,002
Selected Financial Information			
Average assets	$ 9,436,557	$ 9,136,491	$ 9,356,520
Depreciation and amortization	$ 23,640	$ 23,792	$ 24,638
Wealth Management			
Net interest income	$ 4,256	$ 4,174	$ 4,123
Provision for loan losses	143	(5)	60
Noninterest income	23,300	22,243	22,400
Noninterest expense	23,300	20,459	19,644
Income before income taxes	4,113	5,963	6,819
Income taxes	1,303	1,988	2,409
Wealth management net income	$ 2,810	$ 3,975	$ 4,410
Selected Financial Information			
Average assets	$ 81,472	$ 89,240	$ 95,713
Depreciation and amortization	$ 209	$ 272	$ 295
Insurance			
Net interest income	$ 272	$ 242	$ 296
Noninterest income	26,953	27,750	29,507
Noninterest expense	21,701	22,180	24,056
Income before income taxes	5,524	5,812	5,747
Income taxes	2,061	2,176	2,112
Insurance net income	$ 3,463	$ 3,636	$ 3,635
Selected Financial Information			
Average assets	$ 65,414	$ 66,096	$ 68,209
Depreciation and amortization	$ 1,424	$ 1,582	$ 1,556
Consolidated			
Net interest income	$ 348,943	$ 352,023	$ 354,209
Provision for loan losses	30,328	49,546	77,112
Noninterest income	159,854	165,927	168,242
Noninterest expense	329,850	325,649	308,259
Income before income taxes	148,619	142,755	137,080
Income taxes	41,778	42,119	44,033
Consolidated net income	$ 106,841	$ 100,636	$ 93,047
Selected Financial Information			
Average assets	$ 9,583,443	$ 9,291,827	$ 9,520,442
Depreciation and amortization	$ 25,273	$ 25,646	$ 26,489

Note 21 – Parent Company Only Financial Information

($ in thousands)

Condensed Balance Sheets	December 31, 2011	December 31, 2010
Assets:		
Investment in banks	$ 1,257,982	$ 1,192,826
Other assets	20,071	19,411
Total Assets	$ 1,278,053	$ 1,212,237
Liabilities and Shareholders' Equity:		
Accrued expense	$ 1,160	$ 897
Junior subordinated debt securities	61,856	61,856
Shareholders' equity	1,215,037	1,149,484
Total Liabilities and Shareholders' Equity	$ 1,278,053	$ 1,212,237

Condensed Statements of Income	Years Ended December 31, 2011	2010	2009
Revenue:			
Dividends received from banks	$ 61,138	$ 61,843	$ 64,807
Earnings of subsidiaries over distributions	46,818	40,036	29,606
Other income	54	68	95
Total Revenue	108,010	101,947	94,508
Expense:			
Other expense	1,169	1,311	1,461
Total Expense	1,169	1,311	1,461
Net Income	106,841	100,636	93,047
Preferred stock dividends	-	-	10,124
Accretion of discount on preferred stock	-	-	9,874
Net Income Available to Common Shareholders	$ 106,841	$ 100,636	$ 73,049

Condensed Statements of Cash Flows	Years Ended December 31, 2011	2010	2009
Operating Activities:			
Net income	$ 106,841	$ 100,636	$ 93,047
Adjustments to reconcile net income to net cash provided by operating activities:			
Increase in investment in subsidiaries	(46,818)	(40,036)	(29,606)
Other	268	(252)	1,075
Net cash provided by operating activities	60,291	60,348	64,516
Investing Activities:			
Repayment for investments in subsidiaries	-	248	115,000
Proceeds from maturities of securities available for sale	-	-	1,500
Net cash provided by investing activities	-	248	116,500
Financing Activities:			
Repayments of advances from subsidiaries	-	(8,248)	-
Proceeds from issuance of common stock, net	-	-	109,296
Repurchase of preferred stock and warrant	-	-	(225,000)
Cash dividends paid on common stock	(59,485)	(59,302)	(53,295)
Cash dividends paid on preferred stock	-	-	(11,288)
Other common stock transactions, net	(141)	3,128	1,184
Other, net	-	(60)	-
Net cash used in financing activities	(59,626)	(64,482)	(179,103)
Increase (decrease) in cash and cash equivalents	665	(3,886)	1,913
Cash and cash equivalents at beginning of year	17,505	21,391	19,478
Cash and cash equivalents at end of year	$ 18,170	$ 17,505	$ 21,391

Trustmark (parent company only) paid income taxes of approximately $37.6 million in 2011, $53.6 million in 2010 and $60.5 million in 2009. Trustmark paid no interest for the years 2011, 2010 or 2009.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There has been no change of accountants within the two-year period prior to December 31, 2011.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-K, an evaluation was carried out by Trustmark's management, with the participation of its Chief Executive Officer and Treasurer and Principal Financial Officer (Principal Financial Officer), of the effectiveness of Trustmark's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and Principal Financial Officer concluded that the disclosure controls and procedures were effective as of the end of the period covered by this report. No changes were made to Trustmark's internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) during the last fiscal quarter that materially affected, or are reasonably likely to materially affect, Trustmark's internal control over financial reporting.

Management Report on Internal Control over Financial Reporting

The management of Trustmark Corporation (Trustmark) is responsible for establishing and maintaining adequate internal control over financial reporting. Trustmark's internal control over financial reporting was designed under the supervision of the Chief Executive Officer and Treasurer (Principal Financial Officer) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of published financial statements in accordance with U.S. GAAP.

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2011. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework.* Based on our assessment, we believe that, as of December 31, 2011, Trustmark's internal control over financial reporting was effective based on those criteria.

The effectiveness of Trustmark's internal control over financial reporting as of December 31, 2011 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report appearing on the following page.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Trustmark Corporation:

We have audited Trustmark Corporation and subsidiaries' (the Corporation) internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Trustmark Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Trustmark Corporation and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated February 27, 2012, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Jackson, Mississippi
February 27, 2012

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Certain information regarding executive officers is included under the section captioned "Executive Officers of the Registrant" in Part I, Item 1, elsewhere in this Annual Report on Form 10-K. Other information required by this Item is incorporated herein by reference to Trustmark's Proxy Statement (Schedule 14A) for its 2012 Annual Meeting of Shareholders to be filed with the SEC within 120 days of Trustmark's fiscal year-end.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to Trustmark's Proxy Statement (Schedule 14A) for its 2012 Annual Meeting of Shareholders to be filed with the SEC within 120 days of Trustmark's fiscal year-end.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Equity Compensation Plans

The table below contains summary information as of December 31, 2011, for the number of securities to be issued upon exercise of outstanding options and potential excess shares, related to Trustmark's 2005 Plan and 1997 Plan. Information related to securities remaining available for future issuance relates exclusively to the 2005 Plan, which replaced the 1997 Plan under which no additional grants will be made.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)*(1)*	Weighted-average exercise price of outstanding options, warrants and rights *(2)*	Number of securities remaining available for future issuance under equity compensations plans (excluding securities reflected in column (a))*(3)*
Equity compensation plans approved by security holders	1,384,521	$27.31	5,030,943
Equity compensation plans not approved by security holders	-	-	-
Total	1,384,521	$27.31	5,030,943

(1) - Includes shares issuable pursuant to outstanding options and the maximum potential excess shares issuable in the event currently unvested performance-based restricted stock awards vest in excess of 100%.

(2) - Potential excess shares, to the extent issued, do not have an exercise price and are, therefore, excluded for purposes of computing the weighted-average exercise price.

(3) - Consists of shares available to be granted in the form of stock options, stock appreciation rights, restricted stock awards, restricted stock units and/or performance units.

All other information required by this Item is incorporated herein by reference to Trustmark's Proxy Statement (Schedule 14A) for its 2012 Annual Meeting of Shareholders to be filed with the SEC within 120 days of Trustmark's fiscal year-end.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference to Trustmark's Proxy Statement (Schedule 14A) for its 2012 Annual Meeting of Shareholders to be filed with the SEC within 120 days of Trustmark's fiscal year-end.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated herein by reference to Trustmark's Proxy Statement (Schedule 14A) for its 2012 Annual Meeting of Shareholders to be filed with the SEC within 120 days of Trustmark's fiscal year-end.

PART IV

ITEM. 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

A-1. Financial Statements

The reports of KPMG LLP, independent registered public accounting firm, and the following consolidated financial statements of Trustmark Corporation and subsidiaries are included in the Registrant's 2011 Annual Report to Shareholders and are incorporated into Part II, Item 8 herein by reference:

Consolidated Balance Sheets as of December 31, 2011 and 2010
Consolidated Statements of Income for the Years Ended December 31, 2011, 2010 and 2009
Consolidated Statements of Changes in Shareholders' Equity for the Years Ended December 31, 2011, 2010 and 2009
Consolidated Statements of Cash Flows for the Years Ended December 31, 2011, 2010 and 2009
Notes to Consolidated Financial Statements (Notes 1 through 21)

A-2. Financial Statement Schedules

The schedules to the consolidated financial statements set forth by Article 9 of Regulation S-X are not required under the related instructions or are inapplicable and therefore have been omitted.

A-3. Exhibits

The exhibits to this Annual Report on Form 10-K listed below have been included only with the copy of this report filed with the Securities and Exchange Commission. Copies of individual exhibits will be furnished to shareholders upon written request to Trustmark and payment of a reasonable fee.

EXHIBIT INDEX

2-a	Agreement and Plan of Reorganization by and among Trustmark Corporation and Republic Bancshares of Texas, Inc. Filed April 17, 2006, as Exhibit 2.1 to Trustmark's Form 8-K Current Report, incorporated herein by reference.
2-b	First Amendment to Agreement and Plan of Reorganization by and among Trustmark Corporation and Republic Bancshares of Texas, Inc. Filed May 17, 2006 as Exhibit 2.1A to Trustmark's Form 8-K Current Report, incorporated herein by reference.
3-a	Articles of Incorporation of Trustmark, as amended to April 9, 2002. Incorporated herein by reference to Exhibit 3-a to Trustmark's Form 10-K Annual Report for the year ended December 31, 2002, filed on March 21, 2003.
3-b	Amended and Restated Bylaws of Trustmark. Incorporated herein by reference to Exhibit 3.2 to Trustmark's Form 8-K Current Report filed on November 25, 2008.
4-a	Amended and Restated Trust Agreement among Trustmark Corporation, Wilmington Trust Company and the Administrative Trustees regarding Trustmark Preferred Capital Trust I. Filed August 21, 2006, as Exhibit 4.1 to Trustmark's Form 8-K Current Report, incorporated herein by reference.
4-b	Junior Subordinated Indenture between Trustmark Corporation and Wilmington Trust Company. Filed August 21, 2006, as Exhibit 4.2 to Trustmark's Form 8-K Current Report, incorporated herein by reference.
4-c	Guarantee Agreement between Trustmark Corporation and Wilmington Trust Company. Filed August 21, 2006, as Exhibit 4.3 to Trustmark's Form 8-K Current Report, incorporated herein by reference.
4-d	Fiscal and Paying Agency Agreement between Trustmark National Bank and The Bank of New York Trust Company, N.A. regarding Subordinated Notes due December 15, 2016. Filed December 13, 2006, as Exhibit 4.1 to Trustmark's Form 8-K Current Report, incorporated herein by reference.
10-a	Deferred Compensation Plan for Executive Officers (Executive Deferral Plan-Group 2) of Trustmark National Bank, as amended. Filed as Exhibit 10-a to Trustmark's Form 10-K Annual Report for the year ended December 31, 2007, incorporated herein by reference.
10-b	Deferred Compensation Plan for Directors of First National Financial Corporation acquired October 7, 1994. Filed as Exhibit 10-c to Trustmark's Form 10-K Annual Report for the year ended December 31, 1994, incorporated herein by reference.
10-c	Life Insurance Plan for Executive Officers of First National Financial Corporation acquired October 7, 1994. Filed as Exhibit 10-d to Trustmark's Form 10-K Annual Report for the year ended December 31, 1994, incorporated herein by reference.
10-d	Long Term Incentive Plan for key employees of Trustmark Corporation and its subsidiaries approved March 11, 1997. Filed as Exhibit 10-e to Trustmark's Form 10-K Annual Report for the year ended December 31, 1996, incorporated herein by reference.
10-e	Deferred Compensation Plan for Directors (Directors' Deferred Fee Plan) of Trustmark National Bank, as amended. Filed as Exhibit 10-e to Trustmark's Form 10-K Annual Report for the year ended December 31, 2007, incorporated herein by reference.
10-f	Deferred Compensation Plan for Executives (Executive Deferral Plan-Group 1) of Trustmark National Bank, as amended. Filed as Exhibit 10-f to Trustmark's Form 10-K Annual Report for the year ended December 31, 2007, incorporated herein by reference.
10-g	Trustmark Corporation Deferred Compensation Plan (Master Plan Document), as amended. Filed as Exhibit 10-g to Trustmark's Form 10-K Annual Report for the year ended December 31, 2007, incorporated herein by reference.
10-h	Amended and Restated Employment Agreement between Trustmark Corporation and Richard G. Hickson, dated as of November 20, 2008. Filed as Exhibit 10.3 to Trustmark's Form 8-K Current Report filed on November 25, 2008, incorporated herein by reference.

10-i Amended and Restated Change in Control Agreement between Trustmark Corporation and Gerard R. Host dated October 23, 2007. Filed as Exhibit 10-i to Trustmark's Form 10-K Annual Report for the year ended December 31, 2007, incorporated herein by reference.

10-j Amended and Restated Change in Control Agreement between Trustmark Corporation and Harry M. Walker dated October 23, 2007. Filed as Exhibit 10-j to Trustmark's Form 10-K Annual Report for the year ended December 31, 2007, incorporated herein by reference.

10-k 2005 Stock and Incentive Compensation Plan approved May 10, 2005. Filed as Exhibit 10-a to Trustmark's Form 10-Q Quarterly Report for the quarter ended March 31, 2005, incorporated by reference.

10-l Form of Restricted Stock Agreement (under the 2005 Stock and Incentive Compensation Plan). Filed May 16, 2005, as Exhibit 10-b to Trustmark's Form 8-K Current Report, incorporated herein by reference.

10-m Form of Non-Qualified Stock Option Agreement for Director (under the 2005 Stock and Incentive Compensation Plan). Filed May 16, 2005, as Exhibit 10-c to Trustmark's Form 8-K Current Report, incorporated herein by reference.

10-n Form of Non-Qualified Stock Option Agreement for Associate (under the 2005 Stock and Incentive Compensation Plan). Filed May 16, 2005, as Exhibit 10-d to Trustmark's Form 8-K Current Report, incorporated herein by reference.

10-o Termination Amendment to the Second Amended Trustmark Corporation 1997 Long Term Incentive Plan. Filed May 16, 2005, as Exhibit 10-e to Trustmark's Form 8-K Current Report, incorporated herein by reference.

10-p Revised Form of Restricted Stock Agreement (under the 2005 Stock and Incentive Compensation Plan). Filed February 26, 2009, as Exhibit 10-p to Trustmark's Annual Report on Form 10-K, incorporated herein by reference.

10-q Revised Form of Time-Based Restricted Stock Agreement for Executive (under the 2005 Stock and Incentive Compensation Plan). Filed February 26, 2009, as Exhibit 10-q to Trustmark's Annual Report on Form 10-K, incorporated herein by reference.

10-r First Amendment to Trustmark Corporation Deferred Compensation Plan (Master Plan Document). Filed November 7, 2008, as Exhibit 10-r to Trustmark's Form 10-Q Quarterly Report for the quarter ended September 30, 2008, incorporated herein by reference.

10-s Letter Agreement including Securities Purchase Agreement between Trustmark and the United States Department of Treasury. Incorporated herein by reference to Exhibit 10.1 to Trustmark's Form 8-K Current Report filed on November 25, 2008.

10-t Form of Waiver executed by Trustmark Senior Executive Officers. Incorporated herein by reference to Exhibit 10.2 to Trustmark's Form 8-K Current Report filed November 25, 2008.

10-v Cash-Settled Performance-Based Restricted Stock Unit Award Agreement between Trustmark and Rickard G. Hickson dated January 27, 2009. Filed February 26, 2009, as Exhibit 10-v to Trustmark's Annual Report on Form 10-K, incorporated herein by reference.

10-w Form of Bonus Restricted Stock Agreement for Executive (under the 2005 Stock and Incentive Compensation Plan). Incorporated herein by reference to Exhibit 10.w to Trustmark's Form 8-K Current Report filed April 6, 2009.

10-x Form of Time-Based TARP-Compliant Restricted Stock Agreement for Executive (under the 2005 Stock and Incentive Compensation Plan). Filed November 9, 2009, as Exhibit 10-x to Trustmark's Form 10-Q Quarterly Report for the quarter ended September 30, 2009 and incorporated herein by reference.

10-y Form of Performance-Based TARP-Compliant Restricted Stock Agreement for Executive (under the 2005 Stock and Incentive Compensation Plan.). Filed November 9, 2009, as Exhibit 10-y to Trustmark's Form 10-Q Quarterly Report for the quarter ended September 30, 2009 and incorporated herein by reference.

10-z Employment Agreement between Trustmark Corporation and Gerard R. Host dated September 14, 2010. Filed September 14, 2010, as Exhibit 10-z to Trustmark's Form 8-K Current Report, incorporated herein by reference.

10-aa Form of Time-Based Restricted Stock Agreement for Director (under the 2005 Stock and Incentive Compensation Plan.)

21 List of Subsidiaries.

23 Consent of KPMG LLP.

31-a Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31-b Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32-a Certification by Chief Executive Officer pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32-b Certification by Principal Financial Officer pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS XBRL Instance Document *

101.SCH XBRL Schema Document *

101.CAL XBRL Calculation Linkbase Document *

101.DEF XBRL Label Linkbase Document *

101.LAB XBRL Presentation Linkbase Document *

101.PRE XBRL Definition Linkbase Document *

* - In accordance with Regulation S-T, the XBRL-related information found in Exhibit No. 101 to this Annual Report on Form 10-K shall be deemed "furnished" and not "filed."

All other exhibits are omitted, as they are inapplicable or not required by the related instructions.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRUSTMARK CORPORATION

BY: /s/ Gerard R. Host
Gerard R. Host
President and Chief Executive Officer

DATE: February 27, 2012

BY: /s/ Louis E. Greer
Louis E. Greer
Treasurer, Principal Financial Officer and Principal Accounting Officer

DATE: February 27, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

DATE: February 27, 2012	BY: /s/ Adolphus B. Baker Adolphus B. Baker, Director
DATE: February 27, 2012	BY: /s/ William C. Deviney, Jr. William C. Deviney, Jr., Director
DATE: February 27, 2012	BY: /s/ Daniel A. Grafton Daniel A. Grafton, Chairman and Director
DATE: February 27, 2012	BY: /s/ Gerard R. Host Gerard R. Host, President, Chief Executive Officer and Director
DATE: February 27, 2012	BY: /s/ David H. Hoster II David H. Hoster II, Director
DATE: February 27, 2012	BY: /s/ John M. McCullouch John M. McCullouch, Director
DATE: February 27, 2012	BY: /s/ Richard H. Puckett Richard H. Puckett, Director
DATE: February 27, 2012	BY: /s/ R. Michael Summerford R. Michael Summerford, Director
DATE: February 27, 2012	BY: /s/ Leroy G. Walker, Jr. Leroy G.Walker, Jr., Director
DATE: February 27, 2012	BY: /s/ William G. Yates III William G. Yates III, Director

Trustmark
Banking and Financial Solutions

Trustmark
Banking and Financial Solutions

Trustmark
Banking and Financial Solutions